# EXETER RESOURCE CORPORATION

# NI 43-101 TECHNICAL REPORT ON THE CASPICHE PROJECT

## ATACAMA REGION, CHILE



Effective Date: April 30, 2014

Report Date: June 20, 2014

**Prepared By:**

**Alquimia Conceptos S.A**

**NCL Ingeniería y Construcción Spa (NCL)**

Carlos Guzmán, Mining Eng., FAusIMM.

Leticia Conca, Mining Eng., SMEMember of Chilean Mining Commission

Rick Adams, BSc, MAIG.

**Prepared For:**

**Exeter Resource Corporation.**

**CERTIFICATE OF QUALIFIED PERSON**

*General del Canto 235*
*Providencia, Santiago, Chile*
*Telephone: (562) 651-0800*
*Fax: (562) 651-0890*
*cguzman@ncl.cl*

I, **Carlos Guzmán** do hereby certify that:

1. I am Principal and Project Director with the firm NCL Ingeniería y Construcción SpA., Santiago, Chile. My address is General del Canto 235, Providencia, Santiago Chile.
2. This certificate applies to the Technical Report titled "NI 43-101 Technical Report on the Caspiche Project, Atacama Region, Chile" dated effective April 30, 2014, prepared for Exeter Resource Corporation (the "Technical Report").
3. I am a Graduate of the Universidad de Chile and hold a Mining Engineer title (1995).
4. I am a practicing Mining Engineer and a Fellow Member of the Australasian Institute of Mining and Metallurgy (AusIMM, N° 229036); and a Registered Member of the Chilean Mining Commission.
5. I have worked as a mining engineer for a total of 19 years. My relevant experience for the purpose of the Technical Report is:
   - Review and report as a consultant on numerous exploration, mining operation and projects around the world for due diligence and regulatory requirements.
   - I have extensive experience in mining engineering and geology. I have worked on mining engineering and geological assignments.
6. I have read the definition of "qualified person" set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and confirm that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
7. I am responsible for the preparation of Items 15 and 16 and portions of items 1, 21, 22, 24, 25 and 26 that are directly relevant to those items I am fully responsible for of the Technical Report.
8. I am independent of Exeter Resource Corporation.
9. I have had prior involvement with the Caspiche Project. I have been fully responsible for the Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile, for Exeter Resource Corporation, effective January 16th, 2012.
10. On April 12th, 2011, I completed a personal inspection of the Caspiche Project.
11. I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.
12. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this June 20, 2014.

*Carlos Guzmán*

**Carlos Guzmán**
Mining Engineer, FAusIMM (229036)
Registered Member of the Chilean Mining Commission

**CERTIFICATE OF QUALIFIED PERSON**

*Alonso de Córdova 5710, Office 404, Las Condes,*
*Santiago, Chile*
*Telephone: +56 (2) 2351 7700*
*Fax: +56 (2) 2351 7702*
*lconca@alquim.cl*

I, **Leticia Conca** do hereby certify that:

1. I am General Manager of Alquimia Conceptos S.A., a minerals processing consultant and engineering company, of Santiago, Chile. My address is Alonso de Córdova 5710, Office 404, Las Condes, Santiago, Chile.

2. This certificate applies to the Technical Report titled "NI 43-101 Technical Report on the Caspiche Project, Atacama Region, Chile" dated effective April 30, 2014, prepared for Exeter Resource Corporation (the "Technical Report").

3. I graduated with a Bachelor of Science degree in Civil Mining Engineering from the Universidad de Chile, Santiago, Chile, in 1976 and a Civil Mining Engineer degree in 1993.

4. I am a practicing Mining Engineer and a Registered Member of the Chilean Mining Commission.

5. I have worked as a mining engineer for a total of 38 years. My relevant experience for the purposes of the Technical Report is:

   - Review and report as a consultant on numerous mining operation and projects around the world for due diligence and regulatory requirements.
   - Pre-feasibility and Feasibility Study work on several copper porphyry projects.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("**NI 43-101**") and confirm that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for the preparation of Items 2, 3, 13, 17, 18, 19, 20, 22 and 27, and portions of Items 1, 21, 24, 25 and 26 of the Technical Report . I am responsible for the compilation of information and preparation of the overall Report. Significant contributions were also received from Cube and NCL.

8. I am independent of Exeter Resource Corporation.

9. I have had no prior involvement with the Caspiche Project.

10. On October 23rd, 2013, I completed a personal inspection of the Caspiche Project.

11. I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

12. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this June 20, 2014.

*Leticia Conca*

**Leticia Conca**
Civil Mining Engineer
Chilean Mining Commission.

**CERTIFICATE OF QUALIFIED PERSON**

*Level 4, 1111 Hay Street. West Perth, Western Australia 6005*
*PO BOX 877. West Perth, Western Australia 6872*
*Phone: +61 (0) 8 9442 2111*
*Fax: +61 (0) 8 9442 2110*
*ricka@cubeconsulting.com*

I, **Rick Adams** do hereby certify that:

1. I am Director and Consultant Geologist at Cube Consulting Pty Ltd., a mining consulting and IT consulting services and systems provider to the resource sector. My address is Level 4, 1111 Hay Street, West Perth, Western Australia 6005.

2. This certificate applies to the Technical Report titled "NI 43-101 Technical Report on the Caspiche Project, Atacama Region, Chile" dated effective April 30, 2014, prepared for Exeter Resource Corporation. (the "Technical Report").

3. I graduated with a Bachelor of Science degree in Computer Science/Geology degree from the University of New South Wales, Sydney, Australia, in 1982 and a Graduate Certificate Geostatistics from the Edith Cowan University, in 2011.

4. I am a member of the Australian Institute of Geoscientists (MAIG 765) and a member of the AusIMM (112739) with Chartered Professional (Geology) accreditation.

5. I have worked as a Geologist for a total 27 years. My relevant experience for the purposes of the Technical Report is:

   - Geological modelling and resource estimation of base and precious metal deposits located in Australia, Asia, Africa, Europe and South America
   - Review and report as a consultant on numerous mining operation and projects around the world for due diligence and regulatory requirements.
   - I have been involved in 3D modelling of geology and mineralisation using traditional and advanced geostatistical methods with a particular interest in resource risk analysis. I have designed Mine grade control and undertaken reconciliation optimisation and MRE review and audit studies for a wide variety of styles of deposits, including copper and gold.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* **("NI 43-101")** and confirm that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for the preparation of Items 4 to 12, 14, 23 and 24, and portions of Items 1, 24, 25 and 26 of the Technical Report.

8. I am independent of Exeter Resource Corporation.

9. I have had no prior involvement with the Caspiche Project.

10. From the 22nd to 24th October 2013, I completed a personal inspection of the Caspiche Project.

11. I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

12. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this June 20, 2014.

*Patrick John Adams*

______________________________

**Patrick John Adams**
Geologist
Member of the Australian Institute of Geoscientists.
Member of AusIMM (CP Geo).

Table of Contents

## List of Figures

## List of Tables

# 1 SUMMARY

## 1.1 Introduction

Exeter Resource Corporation (Exeter) commissioned Alquimia to prepare a Technical Report for the Caspiche Project to the standards required by National Instrument 43-101 for Preliminary Economic Assessment (PEA). In addition, Exeter requested that Alquimia also review the Prefeasibility Study (PFS) completed in January, 2012 and provide opinion on the current validity of the 2012 PFS.[1]

Introductory Cautionary Statement

This Technical Report analyses the new options as detailed below, to a PEA level as alternatives to the Super Pit Option that has been analysed to a PFS level in the 2012 PFS Report. It is the opinion of the authors that the 2012 PFS Super Pit Option is still valid and current and therefore, in order for the Report to include all material scientific and technical information in respect of the Project, excerpts of the 2012 PFS Super Pit Option have been validated by the authors and included in the Report for completeness. Further detail of the 2012 PFS Validation criteria is also included in Section 24 of this Technical Report.

References in the Report to "2012 PFS Validation" do not imply that the analysis of the new PEA options has been completed at a PFS level, in whole or in part. The results of the PEA are based on a mineral resource estimate. Mineral resources that are not mineral reserves do not have demonstrated economic viability. A mineral reserve estimate is included in Section 15 of this Technical Report; it is included only to support the validation of the 2012 PFS Super Pit Option. The new options considered in the PEA contain mineral resources which have not been proven to a mineral reserve level.

The options considered in this PEA have been developed to AACE International recommendations for a class 5 study. The PEA operating and capital costs were developed to an accuracy of ± 35%.

The scope of the work defined was to evaluate the economic potential of developing three projects, as follows:

- **Option 1:** 30 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching

---

[1] For further information see 'Caspiche Project Copiapo, Chile: NI 43-101 Technical Report on Prefeasibility Study' dated 16 January 2012, and submitted and prepared for Exeter Resource Corporation, by Holmes, G., Duggan, A., Guzmán, C., Coupland, D., Wells, J. and Nguyen, L (www.sedar.com)

- **Option 2:** 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 27 ktpd open pit mine for gold and copper sulphide mineralization treated in a conventional concentrator plant

- **Option 3:** 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 27 ktpd underground mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.

In addition, 2 further secondary options were also considered; these being

- **Option 4:** 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 12 ktpd open pit mine for gold and copper sulphide mineralization treated in a conventional concentrator plant

- **Option 5:** 27 ktpd underground mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.

In tabular format, this is illustrated as follows:

**Table 1-1: Options Summary**

| Option | Oxide heapleach 30 ktpd | Oxide Heapleach 60 ktpd | Sulphide Open Pit 27 ktpd | Sulphide Open Pit 12 ktpd | Sulphide Underground 27 ktpd |
|---|---|---|---|---|---|
| Option 1 | YES | | | | |
| Option 2 | | YES | YES | | |
| Option 3 | | YES | | | YES |
| Option 4 | | YES | | YES | |
| Option 5 | | | | | YES |

The inclusion of these options into the study shows that there is further optionality in the Caspiche deposit which can be considered.

The economic analysis contained in the PEA is considered preliminary in nature. No inferred mineral resources form part of the PEA studies and no mineral reserves for the PEA have been established. Mineral resources are not mineral reserves and have no demonstrated economic viability. There is no certainty that economic forecasts outlined in the PEA will be realized. The PEA and the Cube 2012 Mineral Resource (as defined herein) may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

## 1.2 Caution Regarding Forward-Looking Information

Certain information and statements contained in this report are "forward-looking" in nature. Forward-looking statements include, but are not limited to, statements with respect to the economic and feasibility parameters of the Caspiche Project; the cost and timing of the development of the project; the proposed mine plan and mining method, stripping ratio,

processing method and rates and production rates; grades; projected metallurgical recovery rates; infrastructure, capital, operating and sustaining costs; the projected life of mine and other expected attributes of the Caspiche Project; the net present value (NPV) and internal rate of return (IRR) and payback period of capital; cash costs and all-in sustaining costs; the success and continuation of exploration activities; estimates of mineral Resources; the future price of copper, gold and silver; the timing of environmental assessment process; government regulations and permitting timelines; estimates of reclamation obligations that may be assumed; requirements for additional capital; environmental risks; and general business and economic conditions.

Forward-looking information statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any of the future results, performance or achievements expressed or implied by forward-looking statements.

These risks, uncertainties and other factors include, but are not limited to, the assumptions underlying the Preliminary Economic Assessment and economic parameters discussed herein not being realized; decrease in future gold and copper prices; cost of labour, supplies, fuel and equipment rising; actual results of current exploration; adverse changes in project parameters; discrepancies between actual and estimated production, Mineral Resources and recoveries; exchange rate fluctuations; delays in costs inherent in consulting and accommodating rights of indigenous groups; title risks; regulatory risks and political or economic developments in Chile; changes to tax rates; risks and uncertainties with respect to obtaining necessary surface rights and permits or delays in obtaining same, risks associated with maintaining and renewing permits and complying with permitting requirements; and other risks involved in the exploration and development industry; as well as those risk factors discussed elsewhere in this report.

## 1.3 2012 Prefeasibility Study

In 2012 Exeter completed a prefeasibility study on the Caspiche project which considered a large open pit oxide heap leach operation and subsequent open pit operation to extract the underlying sulphide mineralization by means of conventional copper flotation technology.

Exeter has now considered several additional options which have evaluated different scale production from the oxide cap and smaller scale, underground or surface mining of the sulphide mineralization to extract higher grade material from the Caspiche deposit whilst also looking at lower initial and sustainable capital scenarios for the project. These studies have been completed to a lesser degree of accuracy than the previous studies in the 2012 PFS.

The findings of the 2012 PFS validation have been presented where relevant in this Technical Report, largely in Sections 14, 15, 22 and 24; however the main findings of the 2012 PFS validation were that the Super Pit option, the selected option in the 2012 PFS, was still a valid option for development of the Caspiche project.

The 5 new options outlined within have been considered to PEA level only. References in the Report to "2012 PFS Validation" do not imply that the analysis of the new PEA options have been completed, in whole or in part, at a PFS level. While a mineral reserve estimate is included in Section 15 of the Report it is included only to the support the validation of the 2012 PFS Super Pit Option.

## 1.4 Project Location

The Caspiche property is located 120 km ESE of Copiapó in the Atacama region of Chile (See Figure 1-1). The property is situated at the southern end of the Maricunga metallogenic belt, between the undeveloped Cerro Casale gold-copper project 12 km to the south, and the operating Maricunga Gold Mine, 15 km to the north.


N
Lobo
Marte
Volcan
Refugio
CASPICHE
Cerro Casale
COPIAPO
VALLENAR
50km
PSAD56 UTM ZONE 19S

**Figure 1-1: Caspiche Location Map (Source: Exeter, 2013)**

The geographic centre of the property is located at approximately 27° 41' south latitude and 69° 18' west longitude (UTM Zone 19J, Geodesic system). Coordinates using datum PSAD56 are 471,000 m east and 6,937,000 m north (UTM Zone 19S, Cartesian system). Known mineralization on the Caspiche property is located in two areas: Caspiche Porphyry and Caspiche Epithermals. Caspiche Porphyry has been referred to as Caspiche Central in previous Technical Reports. The Caspiche Epithermals has been referred to as Caspiche III in previous Technical Reports.

## 1.5 Property Ownership

The Caspiche property is 100% owned by Exeter Resource Corporation. Anglo American Norte S.A. (Anglo), formerly Minera Anglo American Chile Limitada and its affiliate Empresa Minera Mantos Blancos S.A. (EMABLOS) retains a 3% Net Smelter Royalty (NSR) on production from the project under the terms of the Purchase and Sale of Mining Claims agreement executed upon the exercise of an option to acquire the properties from Anglo. Anglo retains the right to repurchase the mineral properties for the agreed expenditures that Exeter has incurred on the property in the event that commercial production has not commenced by March 31, 2026. In addition to the EMABLOS NSR, a private Chilean company holds a 0.08% NSR on the property.

The Caspiche exploitation concessions do not have expiration dates, and are in good standing as of the effective date of this report. Exeter paid the annual license fee for the Caspiche concessions for the period 2013 to 2014 and expects to make all payments required to maintain the properties in good standing in the future.

At the effective date of this report, the Caspiche property consists of twenty eight mining exploitation concessions totalling 4,467 ha and 34 mining exploration concessions over the original concessions, vacant ground and those of third parties, totalling 9,300 ha. In addition there are further seven Mining Exploitation Concessions in the process of being granted, totalling 1,357 ha. The Mining Exploration Concessions are valid under Chilean law, but are considered junior to the Caspiche and third party concessions where they overlap. The concessions that overlap the Caspiche concessions were established by Exeter as a safeguard only. The Panorama and Bonanza series of concessions were established to allow for various infrastructure location scenarios. All granted mining exploration concessions are free of encumbrances and they are not affected by the payment of royalties or other obligations in favour of third parties. The total granted Exeter mining exploration concessions are shown in Figure 1-2 and in detail in Figures 1-3 to 1-7.


N
Región de Atacama, Chile
Copiapó
Atacama
Power line
Access road
Caspiche
Refugio
Pipeline
19
Salar de Maricunga
Laguna Verde
La Coipa
60
0
30000
60000
Meters
"Caspiche" Concessions
"Reineta" Concessions
"Gloria" Concessions
"Flamingo" Concessions
"Albacora" Concessions

Figure 1-2: Property Map Showing All Exploration and Exploitation Concessions Controlled by Exeter (Source: Exeter, 2014)


N-6.940.000
N-6.935.000
E-455.000
E-460.000
E-465.000
E-470.000
E-475.000
E-480.000
U.T.M.
EXPLOITATION CONCESSIONS APPROVED: SCM ETON
EXPLORATION CONCESSIONS APPROVED: SCM ETON
EXPLOITATION CONCESSIONS PENDING: SCM ETON
EXPLOITATION CONCESSIONS APPROVED: XSTRATA OPTION
EXPLOITATION CONCESSIONS PENDING: XSTRATA OPTION
CASPICHE PROJECT
MINE CONCESSIONS
0 1 2 3 km
Scale

Figure 1-3: "Caspiche" Concessions Map Showing All Exploration and Exploitation Concessions Controlled by Exeter (Source: Exeter, 2013)


E- 455.000
E- 457.000
E- 459.000
E- 461.000
N-6.957.000
N-6.955.000
N-6.953.000
N-6.951.000
REINETA 1A
REINETA 2A
REINETA 3A
0
1
2
3 km
Escala
EXPLORATION CONCESSIONS APPROVED
MINE CONCESSIONS

**Figure 1-4: "Reineta" Concessions Map Showing All Exploration and Exploitation Concessions Controlled by Exeter (Source: Exeter, 2013)**


E- 344.000
E- 346.000
E- 348.000
E- 350.000
N-7.014.000
N-7.012.000
N-7.010.000
N-7.008.000
GLORIA 1
GLORIA 2
0
1
2
3 km
Scale
EXPLORATION CONCESSIONS APPROVED
MINE CONCESSIONS

**Figure 1-5: "Gloria" Concessions Map Showing All Exploration and Exploitation Concessions Controlled by Exeter (Source: Exeter, 2013)**


E- 513.000
E- 515.000
E- 517.000
E- 519.000
N-7.087.000
N-7.085.000
N-7.083.000
N-7.081.000
FLAMINGO 1
FLAMINGO 2
FLAMINGO 3
FLAMINGO 4
FLAMINGO 5
FLAMINGO 6
FLAMINGO 7
FLAMINGO 8
FLAMINGO 9
FLAMINGO 10
FLAMINGO 11
FLAMINGO 12
0 1 2 3 km
Scale
EXPLORATION CONCESSIONS APPROVED
EXPLORATION CONCESSIONS PENDING
MINE CONCESSIONS

**Figure 1-6: "Flamingo" Concessions Map Showing All Exploration and Exploitation Concessions Controlled by Exeter (Source: Exeter, 2013)**


E- 413.000
E- 415.000
E- 417.000
N-6.916.000
N-6.914.000
ALBACORA 1
ALBACORA 2
N-6.912.000
N-6.910.000
0
1
2
3 km
Scale
EXPLORATION CONCESSIONS APPROVED
MINE CONCESSIONS

Figure 1-7: "Albacora" Concessions Map Showing All Exploration and Exploitation Concessions Controlled by Exeter (Source: Exeter, 2013)

Table 1-2: Exeter Exploration Concessions - Granted

| Concession Name | ROL[1] | Hectares | Claim Order | Concession Type |
|---|---|---|---|---|
| Escudo 7 | 03203-B760-0 | 300 | SCM Eton Chile | Exploration |
| Escudo 8 | 03203-B761-9 | 300 | SCM Eton Chile | Exploration |
| Escudo 9 | 03203-B762-7 | 300 | SCM Eton Chile | Exploration |
| Escudo 10 | 03203-B763-5 | 300 | SCM Eton Chile | Exploration |
| Escudo 11 | 03203-B764-3 | 300 | SCM Eton Chile | Exploration |
| Escudo 12 | 03203-B765-1 | 300 | SCM Eton Chile | Exploration |
| Escudo 13 | 03203-B766-K | 300 | SCM Eton Chile | Exploration |
| Escudo 14 | 03203-B767-8 | 300 | SCM Eton Chile | Exploration |
| Escudo 15 | 03203-B768-6 | 200 | SCM Eton Chile | Exploration |
| Escudo 16 | 03203-B769-4 | 200 | SCM Eton Chile | Exploration |
| Escudo 17 | 03203-B770-8 | 300 | SCM Eton Chile | Exploration |
| Escudo 18 | 03203-B771-6 | 300 | SCM Eton Chile | Exploration |
| Escudo 19 | 03203-B772-4 | 100 | SCM Eton Chile | Exploration |
| Escudo 20 | 03203-B773-2 | 300 | SCM Eton Chile | Exploration |
| Escudo 21 | 03203-B774-0 | 300 | SCM Eton Chile | Exploration |
| Escudo 22 | 03203-B775-9 | 300 | SCM Eton Chile | Exploration |
| Escudo 23 | 03203-B776-7 | 300 | SCM Eton Chile | Exploration |
| Escudo 24 | 03203-B777-5 | 300 | SCM Eton Chile | Exploration |
| Escudo 25 | 03203-B778-3 | 300 | SCM Eton Chile | Exploration |
| Flamingo 1 | 03102-G627-7 | 300 | SCM Eton Chile | Exploration |
| Flamingo 2 | 03102-G628-5 | 300 | SCM Eton Chile | Exploration |
| Flamingo 3 | 03102-G629-3 | 300 | SCM Eton Chile | Exploration |
| Flamingo 4 | 03102-G630-7 | 300 | SCM Eton Chile | Exploration |
| Flamingo 5 | 03102-G631-5 | 300 | SCM Eton Chile | Exploration |
| Flamingo 6 | 03102-G632-3 | 300 | SCM Eton Chile | Exploration |
| Corvina 1A | 03203-C284-1 | 300 | SCM Eton Chile | Exploration |
| Salmon 1A | 03203-C283-3 | 100 | SCM Eton Chile | Exploration |
| Reineta 1A | 03203-C280-9 | 200 | SCM Eton Chile | Exploration |
| Reineta 2A | 03203-C281-7 | 300 | SCM Eton Chile | Exploration |
| Reineta 3A | 03203-C282-5 | 300 | SCM Eton Chile | Exploration |
| Albacora 1 | 03203-B786-4 | 300 | SCM Eton Chile | Exploration |
| Albacora 2 | 03203-B787-2 | 300 | SCM Eton Chile | Exploration |
| Gloria 1 | 03202-2492-6 | 200 | SCM Eton Chile | Exploration |
| Gloria 2 | 03202-2493-4 | 200 | SCM Eton Chile | Exploration |

## 1.6 Property Description

Access to the project is by 183 km of paved and gravel road from Copiapó. The initial 22 km running south from Copiapó through the town of Tierra Amarilla is paved highway which connects to a 161 km treated gravel road that runs east-southeast to the project site (*Ruta C-459*). The main gravel road serves as a regional transportation route to Argentina and is gradually being upgraded. From this road, which is the main access to Kinross Gold's Maricunga Mine, several access alternatives exist to the project and other additional access options have been identified if required and are illustrated in Figure 1-8.


MAP SHOWING ACCESS ALTERNATIVES
TO THE CASPICHE PROJECT
Portezuelo Paredones
Vega Llareta
La Angostura
MARICUNGA MINE
Rancho del Gallo
Pasto Grande
Vega La Colorada
Pasto Redondo
Vega de La Mona
Campamento
Caspiche
CASPICHE
PORPHYRY
La Guardia
Cordón Yeguas Heladas
CERRO CASALE
El Nevado
La Junta de Cachitos
Las
Cuevitas
Vegas Pastillos
LEGEND
EXISTING ROAD ACCESS
RUTA C-459 ACCESS ROAD COPIAPO TO MARICUNGA MINE
CURRENT PRIMARY ACCESS TO CAPICHE PORPHYRY
ALTERNATE ACCESS TO CASPICHE VIA RUTA C-459
ALTERNATE ACCESS TO CASPICHE VIA MARICUNGA MINE
ALTERNATE ACCESS TO CASPICHE VIA CERRO CASALE
CURRENT PRIMARY ACCESS TO CERRO CASALE
POTENTIAL ALTERNATE ROAD ACCESS
POTENTIAL ALTERNATE ACCESS TO CASPICHE

**Figure 1-8: Caspiche Location Map (Source: Exeter, 2013)**

The climate at Caspiche is typical for the central Andean Cordillera: windy, cold at night with limited precipitation, usually in the form of snow. Day-time temperatures in summer months approach 23 °C, with night-time lows of 5 °C. Day-time temperatures in winter are around freezing, with night-time temperatures dropping to -15 °C. Exploration field seasons generally run from late October through mid-May. Operating mines in the area, such as the nearby Maricunga Gold Mine, are operated year-round at elevations similar to Caspiche at 4,200 to 4,500 m.a.s.l. Upon development, it is expected that the mine would be operated year-round.

The Caspiche property is located high in the central Chilean Andes within the region commonly described as the Atacama Desert. The topography within the property is almost entirely volcanic in nature and consists of broad open areas of moderate relief and prominent ridges with limited cliff zones of exposed bedrock.

Elevation within the property ranges from 4,200 to 4,700 m.a.s.l. Vegetation is limited to grasses and small thorny bushes and small marsh areas at the junction of creeks. Wildlife includes guanaco, vicuña, foxes, rabbits, ground squirrels, hawks, condors and small reptiles.

There are no significant population centres in the immediate vicinity of the Caspiche project. There are a number of local communities who raise crops and livestock in areas of the vegas that drain the region.

The Copiapó River and its tributaries are the main source of drinking and industrial/agricultural water for the Region and its resources are currently fully exploited. New and developing mining projects are either planning to exploit high altitude Andean endorheic basins with no hydraulic connection to the Copiapó River, or raw or desalinated seawater.

## 1.7 Geology and Mineralization

The Caspiche property is located in the Maricunga metallogenic belt, a north-northeast trending, linear zone containing at least 14 occurrences of gold and/or silver mineralization between latitudes 26° and 28° S in the Andean Cordillera of northern Chile[2].

The Maricunga belt is composed of a series of volcanoes of andesitic to dacitic composition; this is presented in Figure 1-9. Two main structural trends are important in the Maricunga belt. North-south to north-northeast trending high-angle reverse faults form a series of horsts and graben blocks, and it is these graben structures that host significant mineralization. West-northwest to north-northwest trending structures occur as normal trans-tensional faults, dykes, veins and linear alteration zones, and are associated with alteration and mineralization in late Oligocene to early Miocene age volcanic centres. Figure 1-9 illustrates this phenomenon.

---

[2] Vila and Sillitoe, 1991; Figure 7-1: Metallogenic Belts of Northern Chile and Argentina (Source: Vila and Sillitoe, 1991)


PERU
BOLIVIA
Altiplano-Puna
50
100
150
200
20°
25°
30°
35°
70°
65°
PACIFIC OCEAN
Eocene-Oligocene Porphyry Copper Belt
Ext. Of Easter "Hot Line"
MARICUNGA BELT (Late Olig.-Miocene)
Bajo de la Alumbrera (Late Miocene)
Copiapo
El Indio Belt (Miocene)
Peru-Chile Trench
CHILE
ARGENTINA
Late Miocene-Pliocene Porphyry Copper Belt
Santiago
0 km
500 km

**Figure 1-9: Metallogenic Belts of Northern Chile and Argentina (Source: Vila and Sillitoe, 1991)**

The Maricunga belt hosts numerous significant mines and advanced projects. The deposits are typically of the porphyry gold-copper style or high sulphidation epithermal gold-silver. Examples of porphyry deposits in the Maricunga belt are the Maricunga mine, Cerro Casale, and Lobo Marte. High sulphidation examples include La Coipa and La Pepa and are illustrated in Figure

1-10. A strong northwest-southeast structural control to the mineralization is typical of many of the deposits. Some Maricunga deposits have epithermal alteration textures superimposed or telescoped onto porphyry alteration textures.



69°
La Coipa
27°
Marte
Lobo
La Pepa
Volcan Copiapo
Refugio
Volcan Laguna
Caspiche
Santa Cecilia
Aldebaran
Volcan Jotabeche
N
28°
Chile
Argentina
0
30 Km
Quaternary alluvium and evaporites
Pliocene volcanic rocks
Late Oligocene-late Miocene volcanic rocks
Jurassic-early Tertiary sedimentary and volcanic rocks
Paleozoic-Triassic basement (granitoids and volcanics)
Alteration zone
Strike-slip/normal fault
Reverse fault

**Figure 1-10: Regional Geology of the Maricunga Metallogenic Belt (Source: Vila and Sillitoe, 1991)**

Stockwork-hosted, gold-copper porphyry, high-sulphidation epithermal gold mineralization and intermediate-sulphidation gold mineralization styles have been recognized on the Caspiche property. Mineralization at Caspiche Porphyry is interpreted to be a high-sulphidation epithermal gold deposit above a gold-rich, gold-copper porphyry deposit. The MacNeill zone, confined beneath the underside of the eastward-flared, late-mineral diatreme contact, is assigned an intermediate-sulphidation epithermal origin. It appears to be the product of the final mineralizing event in the Caspiche system, post-dating all alteration and partially overlapping Caspiche mineralization.

## 1.8 Drilling

A total of 79,960 m of drilling in 166 drill holes have been completed on the Caspiche property and adjacent areas by Exeter, Newcrest, and Anglo from 1988 to April, 2012. Drilling is concentrated in two main areas of the Caspiche property: Caspiche Porphyry and Caspiche Epithermals.

Of the drill total, 116 holes totalling 67,124 m have been drilled at the Caspiche Porphyry prospect and 34 holes totalling 8,683 m have been drilled at the Caspiche Epithermals prospect.

**Table 1-3: Summary of Drilling on the Caspiche and Adjacent Properties**

| Prospect | Company | RC/Rotary | | Diamond Core [3] | | RC/Rotary + Core | | % Total |
|---|---|---|---|---|---|---|---|---|
| | | # Holes | RC (m) | # Holes | Core (m) | Holes | Total (m) | |
| Caspiche Porphyry | Anglo | 18 | 1,518 | | | 18 | 1,518 | 1.90% |
| | Newcrest | 14 | 3,140 | | | 14 | 3,140 | 3.93% |
| | Exeter | 6 | 1,290 | 78 | 61,176 | 84 | 62,466 | 78.12% |
| | Total | 38 | 5,948 | 78 | 61,176 | 116 | 67,124 | 83.95% |
| Caspiche Epithermals | Anglo | | | | | | | 0.00% |
| | Newcrest | 20 | 3,751 | | | 20 | 3,751 | 4.69% |
| | Exeter | | | 14 | 4,932 | 14 | 4,932 | 6.17% |
| | Total | 20 | 3,751 | 14 | 4,932 | 34 | 8,683 | 10.86% |
| Sideral | Anglo | | | | | | | 0.00% |
| | Newcrest | 2 | 230 | | | 2 | 230 | 0.29% |
| | Exeter | | | 3 | 1,644 | 3 | 1,644 | 2.06% |
| | Total | 2 | 230 | 3 | 1,644 | 5 | 1,874 | 2.34% |
| Regional | Anglo | | | | | | | 0.00% |
| | Newcrest | 1 | 300 | | | 1 | 300 | 0.38% |
| | Exeter | 9 | 1,722 | 1 | 258 | 10 | 1,980 | 2.48% |
| | Total | 10 | 2,022 | 1 | 258 | 11 | 2,280 | 2.85% |
| TOTAL | | 70 | 11,951 | 96 | 68,009 | 166 | 79,960 | 100.00% |

[3] RC pre-collar drill lengths are included in the core drilling totals. Drill totals for Exeter campaigns are current as of the effective date of the Resource Estimate.

## 1.9 Mineral Processing and Metallurgical Testing

The Caspiche project oxide and sulphide mineralization has been subject to several physical characterization and metallurgical test programs to determine possible process routes and expected recoveries.

### 1.9.1 Oxide Mineralization

Alquimia carried out an extensive analysis of all column tests, in order to define the expected recoveries and leach irrigating cycle. Based on the information presented the recoveries to be used in this PEA are 80% for gold and 40% for silver.

The total irrigation cycle time, to obtain these recoveries, is estimated at 130 days for an irrigation rate of 10 $l/m^2/h$, a lift height of 10 m and a bulk density for the mineral placed on the pad of 1.6 $m^3/t$.

To accomplish this leach cycle time without generating excess solution or gold grade dilution, an intermediate leach solution (ILS) cycle and pond are considered, thus the irrigation cycle of 130 days is divided in 65 using ILS and 65 days using barren solution.

### 1.9.2 Sulphide Mineralization

Alquimia conducted an extensive analysis of all test programs carried out for the sulphide mineralization, in order to define expected recoveries and predict metallurgical behavior. Table 1-4 summarizes the main recoveries used in this PEA.

**Table 1-4: Recoveries for the production plan**

| Stage | DP Units (%) | | | Other Units (%) - Cu > 0.21% | | | Other Units (%) - Cu < 0.21% | | |
|---|---|---|---|---|---|---|---|---|---|
| | Cu | Au | Ag | Cu | Au | Ag | Cu | Au | Ag |
| **Flotation** | | | | | | | | | |
| Rougher | 94.0 | 81.0 | 86.0 | 90.0 | 79.0 | 82.0 | 92.0 | 72.0 | 72.0 |
| Cleaner - Scavenger | 97.5 | 90.0 | 88.0 | 97.0 | 88.0 | 88.0 | 90.2 | 83.0 | 83.0 |
| **Total Flotation** | **91.7** | **72.9** | **75.7** | **87.3** | **69.5** | **72.2** | **83.0** | **59.8** | **59.8** |
| **SART** | | | | | | | | | |
| Over content in scavenger tails | 45 | | | 45 | | | 45 | | |
| Over content in plant feed | 1.06 | | | 1.22 | | | 4.06 | | |
| **CIL** | | | | | | | | | |
| Over content in scavenger tails | | 65 | | | 60 | | | 50 | |
| Over content in plant feed | | 5.27 | | | 5.69 | | | 6.12 | |
| **Total Recovery** | **92.7** | **78.2** | **75.7** | **88.5** | **75.2** | **72.2** | **87.0** | **65.9** | **59.8** |

## 1.10 Mineral Resource Estimate

The Mineral Resource Estimate (MRE) reported below for the Caspiche Project with an effective date of April 11, 2012 (the "Cube 2012 Mineral Resource") was prepared by Mr. Ted Coupland, MAusIMM(CP), at the time, Director and Principal Geostatistician of Cube Consulting Pty Ltd ("Cube"). A previous mineral resource estimate for Caspiche was prepared by AMEC in 2011 (Marinho, 2011), see January 2012 PFS filed on SEDAR on January 16, 2012 (the "January 2012 Mineral Reserve Estimate"). The Cube 2012 Mineral Resource, which was classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (Nov 2010), includes 12 additional drill holes (4,797 m) carried out between October 2011 to March 2012, out of a total of 166 holes (79,960 m) drilled at Caspiche. Mr. Patrick Adams MAusIMM(CP), Director and Principal Geologist of Cube has reviewed and validated the Cube 2012 Mineral Resource.

The Cube 2012 Mineral Resource reported from within the 'reasonable prospects' resource shell is summarized in Table 1-5 below. The Cube 2012 Mineral Resource may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent resource estimates. The MRE may also be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic, and other as yet identified factors. The Cube 2012 Mineral Resource is reported above a gold equivalent (AuEq) cut-off. Oxide material was reported above 0.18 g/t AuEq cut-off and sulphide material was reported above 0.30 g/t AuEq[4] cut-off. Note that the PEA does not include inferred mineral resources.

**Table 1-5: Caspiche Mineral Resource Statement April 2012[4]**

| Material | Class | Tonnes (Mt) | Au (g/t) | Cu (%) | Ag (g/t) | AuEq[7] (g/t) | Au Eq[5] (Moz) |
|---|---|---|---|---|---|---|---|
| Oxide | Measured | 66 | 0.46 | | 1.55 | 0.46 | 1 |
| Oxide | Indicated | 56 | 0.39 | | 1.63 | 0.4 | 0.7 |
| **Total Oxide** | **Meas + Ind** | **122** | **0.43** | | **1.58** | **0.43** | **1.7** |
| Sulphide | Measured | 554 | 0.58 | 0.23 | 1.16 | 1.02 | 18.3 |
| Sulphide | Indicated | 727.9 | 0.48 | 0.18 | 1.17 | 0.84 | 19.6 |
| **Total Sulphide** | **Meas + Ind** | **1,282.10** | **0.52** | **0.2** | **1.17** | **0.92** | **37.9** |
| **Total Meas+Ind** | | **1,403.60** | **0.51** | **0.19** | **1.2** | **0.88** | **39.6** |
| | | | | | | | |
| **Material** | **Class** | **Tonnes (Mt)** | **Au (g/t)** | **Cu (%)** | **Ag (g/t)** | **AuEq[7] (g/t)** | **Au Eq[5] (Moz)** |
| Oxide | Inferred | 2.5 | 0.23 | 0 | 1.18 | 0.23 | 0 |
| Sulphide | Inferred | 195.6 | 0.29 | 0.12 | 0.91 | 0.52 | 3.3 |
| **Total** | **Inferred** | **198.1** | **0.29** | **0.12** | **0.91** | **0.52** | **3.3** |

4 Cautionary Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability

5 Au Eq (Moz) = resource tonnes * AuEq[4]

Both the oxide and sulphide AuEq cut-off grades were selected as appropriate for the reporting of resources intended for open pit exploitation based on the results of the January 2012 PFS. Cu% grades shown in the oxide portions of the Cube 2012 Mineral Resource are provided for information only. Copper is not considered an economically viable product in the oxide portions of the Cube 2012 Mineral Resource.

For the purposes of the PEA a sub set of the Cube 2012 Mineral Resource including only the sulphide portion of the Cube 2012 Mineral Resource are reported using an updated AuEq formula. The sulphide portions of the Cube 2012 Mineral Resource are reported in Table 1-6 and Table 1-7 above a cut off of 0.75 g/t AuEq[7]. This higher cut off was selected as appropriate for the reporting of mineral resources intended for underground exploitation based on preliminary economic cut off studies commissioned by Exeter during October 2013 (NCL 29/10/2013).

**Table 1-6: Caspiche – Transitional Measured and Indicated Mineral Resources[6] - April 2013 above 0.75 g/t AuEq[7] cut off**

| Material | Class | Tonnes (Mt) | Au (g/t) | Cu (%) | Ag (g/t) | AuEq[6] (g/t) |
|---|---|---|---|---|---|---|
| Transitional | Measured | 2.8 | 0.93 | 019 | 0.97 | 0.93 |
| Transitional | Indicated | 0.7 | 1.04 | 0.30 | 1.26 | 1.05 |
| **Total Transitional** | **Meas + Ind** | **3.5** | **0.95** | **0.21** | **1.02** | **0.95** |

Table 1-7 details the recovery factors for gold, silver and copper within the oxidized, and sulphide domains and the DP and Non-DP stratigraphic units using a sulphur threshold determined by and provided by Exeter.

[6] Cautionary Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability

[7] The following formula was used in calculating AuEq values in each block of the model:

$$AuEq[g/t] = Au[g/t] + Cu[\%] \bullet \left(\frac{P_{Cu}[\$/lb]}{P_{Au}[\$/oz]}\right) \bullet \left(\frac{R_{Cu}[\%]}{R_{Au}[\%]}\right) \bullet 0.06857[g \cdot lb/oz] \bullet 10{,}000 + Ag[g/t] \bullet \left(\frac{P_{Ag}[\$/oz]}{P_{Au}[\$/oz]}\right) \bullet \left(\frac{R_{Ag}[\%]}{R_{Au}[\%]}\right)$$

Where Au, Ag and Cu are the block kriged gold, silver and copper grades, PAu, PAg and PCu are the gold, silver and copper prices (1,250 US$/oz., 15US$/oz. and 2.75 US$/lb, respectively). RAu and RCu are the Au and Cu projected metallurgical recoveries based on a number of S % thresholds.

Table 1-7: Caspiche – Sulphide Project Measured and Indicated Mineral Resources[8] - April 2013 above 0.75 g/t AuEq[7] cut off

| Material | Class | Tonnes (Mt) | Au (g/t) | Cu (%) | Ag (g/t) | AuEq[6] (g/t) |
|---|---|---|---|---|---|---|
| Sulphide | Measured | 378.6 | 0.71 | 0.30 | 1.30 | 1.28 |
| Sulphide | Indicated | 431.6 | 0.64 | 0.27 | 1.40 | 1.16 |
| **Total Sulphide** | **Meas + Ind** | **810.2** | **0.67** | **0.29** | **1.35** | **1.22** |

## 1.11 Mineral Reserves Estimate

The 2012 PFS included mineral reserves, however for this PEA the mineral resources at Caspiche have not been proven to a mineral reserve level.

Section 15 of the report includes a mineral reserve estimate, however such estimate is only included to support the validation of the Super Pit Option discussed in the 2012 PFS. No mineral reserves have been established for the five new options discussed in the PEA.

The economic analysis contained in the PEA is considered preliminary in nature. No inferred mineral resources form part of the PEA studies and no mineral reserves for the PEA have been established. There is no certainty that economic forecasts outlined in the PEA will be realized. The PEA and the Cube 2012 Mineral Resource (as defined herein) may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

## 1.12 2012 PFS Mineral Reserves

Exeter previously filed a NI 43-101 Technical Report titled "Prefeasibility Study for the Caspiche Project, Region III, Chile, for Exeter Resource Corporation", effective January 16th, 2012. The final recommendation of the Technical Report was to take to Feasibility level the Super Pit option.

The stated Mineral Reserves of the 2012 PFS Super Pit option amount to 124 M tonnes at a gold grade of 0.38 g/t of oxide ore; 78 M tonnes at 0.51 g/t gold of MacNeill ore and 889 M tonnes of sulphide ore at grades of 0.58 g/t Au, 0.24% Cu and 1.13 g/t Ag. This is presented in Table 1-8. The total material contained in the Super Pit amounts to 4,486 M tonnes of which 1,091 M tonnes are ore and 3,395 M tonnes are waste.

---

[8] Cautionary Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability

**Table 1-8: 2012 Prefeasibility Super Pit Reserves, as of June 2011**

| Option | Super Pit | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Oxide Ore | | | MacNeill Ore | | | | Sulphide Ore | | | | Contained Metal (millions) | | |
| | (Mt) | Au (g/t) | Ag (g/t) | Mt | Au (g/t) | Cu (%) | Ag (g/t) | (Mt) | Au (g/t) | Cu (%) | Ag (g/t) | Au oz | Cu (t) | Ag (oz) |
| Proven | 62 | 0.42 | 1.71 | 4 | 0.46 | 0.08 | 0.7 | 321 | 0.62 | 0.26 | 1.1 | 7.3 | 0.8 | 14.8 |
| Probable | 62 | 0.33 | 1.52 | 74 | 0.51 | 0.07 | 1.08 | 568 | 0.55 | 0.23 | 1.15 | 11.9 | 1.3 | 26.6 |
| Total | 124 | 0.38 | 1.62 | 78 | 0.51 | 0.07 | 1.05 | 889 | 0.58 | 0.24 | 1.13 | 19.3 | 2.1 | 41.4 |

The Super Pit option will extract an average of 150,000 tpd sulphide ore over a project life of 19 years. As a result of stripping and ongoing operations there would be an additional heap leach operation treating both oxide and leachable MacNeill material, which will operate for the first 9 years, processing a maximum of 72,000 tpd.

To determine the Super Pit mineral resources in the 2012 PFS, the mineral resources were valued by assuming that the oxide and leachable MacNeill resource would be processed via a heap leach operation to produce gold and silver doré metal and that the sulphide resource would be processed in a flotation/concentrator plant.

The mining proven and probable reserves used in the 2012 PFS calculation of the mine production plan and therefore the overall project economics contain only Measured and Indicated Resources.

In the 2012 PFS, the Super Pit operations consider 15 m benches, a mobile equipment fleet of electric rope shovels, diesel powered trucks, drills and auxiliary equipment. Gyratory crushers, conveyors and mobile spreaders would be used to crush, convey and place the waste. The relevant mining parameters pertaining to the Super Pit are illustrated in Table 1-9.

**Table 1-9: 2012 Pre-feasibility Super Pit Summarized Characteristics**

| Reserves | Mt | Au (g/t) | Ag (g/t) | Cu (%) |
|---|---|---|---|---|
| Oxide Ore | 124 | 0.38 | 1.62 | <0.01 |
| MacNeill Ore | 78 | 0.51 | 1.05 | 0.07 |
| Sulphide Ore | 889 | 0.58 | 1.13 | 0.24 |

| Contained Metal | Cu (Mt) | Au (Moz) | Ag (Moz) | Eq Au (Moz) |
|---|---|---|---|---|
| | 2.1 | 19.3 | 41.5 | 30.1 |

| Mine Schedule | LOM (y) | Oxide Process (ktpd) | MacNeill Process (kptd) | Open Pit Feed (ktpd) | Max. Open Pit Mvment. (ktpd) | Avg. Open Pit Mvment. (ktpd) |
|---|---|---|---|---|---|---|
| | 19 | 72 | 33 | 150 | 909 | 655 |

## 1.13 2012 PFS Mineral Reserves Validation

As part of this Report, a validation of the 2012 PFS mineable reserves was developed. This was undertaken by generating a pit optimization run using the same parameters as used in the 2011 optimization but with updated values as used in the PEA. The results generated were then evaluated and compared with the stated reserves, as of June 2011.

Table 1-10 corresponds to a comparison between June 2011 parameters used for pit optimization with the updated PEA parameters provided by Alquimia and Exeter for the validation run.

Table 1-11 shows the numeric results of the validation run and Figure 1-11 compares graphically June 2011 practical open pit with the optimization shells obtained with revenue factor 1.00 and 0.86, where minor differences can be observed.

With these obtained results it can be concluded that the stated June 2011 reserves are still valid if the parameters used in the PEA are applied and no material change can be observed when applying the PEA economic and metallurgical parameters.

**Table 1-10: Pit Optimization Parameters Comparison**

| Item | December 2013, Check Run | | | | October 2011 | | | |
|---|---|---|---|---|---|---|---|---|
| | Units | Element | | | Units | Element | | |
| | | Gold | Copper | Silver | | Gold | Copper | Silver |
| Metal Prices | US$/oz, U$/lb | 1,250 | 2.75 | 15 | US$/oz; US$/lb | 1,150 | 2.50 | 20 |
| Open Pit Mining Cost | US$/t mined | 1.00 + 0.025 US$/t-bench below pit exit, 0.015 US$/t-bench above pit exit | | | US$/t mined | 1.00 + 0.025 US$/t-bench below pit exit, 0.015 US$/t-bench above pit exit | | |
| **Heap Leach** | | | | | | | | |
| *Recoveries (Oxides)* | | | | | | | | |
| Overburden | % | 75% | 0% | 34% | % | 78% | 0% | 34% |
| Oxides | % | 78% | 0% | 34% | % | 78% | 0% | 34% |
| MacNeill | % | 55%/30% | 0% | 20% | % | 55%/30% | 0% | 20% |
| *Operating Cost* | | | | | | | | |
| Processing + G&A (others) | US$/t processed | 4.53 | | | US$/t processed | 3.40 | | |
| Processing + G&A (MacNeill) | US$/t processed | 4.53 | | | US$/t processed | 5.31 | | |
| Payability | % | 99.7% | 0.0% | 98.5% | % | 99.7% | 0.0% | 98.5% |
| Refining | US$/oz | 6.0 | 0.0 | 0.4 | US$/oz | 6.0 | 0.0 | 0.4 |
| **Concentrator** | | | | | | | | |
| *Recoveries (Sulphides)* | | | | | | | | |
| DP | %S<=2.0% | 75.0% | 92.0% | 40.0% | 0.00% - 0.05% Cu | 0.0% | 0.0% | 0.0% |
| | 2.0%<%S<=2.5% | 72.5% | 90.0% | 40.0% | 0.05% - 0.10% Cu | 30.0% | 38.0% | 50.0% |
| | %S>2.5% | 68.0% | 86.0% | 40.0% | 0.10% - 0.15% Cu | 45.0% | 68.0% | 50.0% |
| Others | %S<=2.5% | 70.0% | 88.0% | 40.0% | 0.15% - 0.20% Cu | 58.0% | 81.0% | 50.0% |
| | %S>2.5% | 68.0% | 86.0% | 40.0% | 0.20% - 0.25% Cu | 65.0% | 87.0% | 50.0% |
| | | | | | 0.25% - 0.30% Cu | 69.0% | 89.0% | 50.0% |
| | | | | | > 0.30% Cu | 72.0% | >90% to 93% max | 50.0% |
| *Operating Cost* | | | | | | | | |
| Processing + G&A | US$/t processed | | 7.21 | | US$/t processed | | 7.04 | |
| Payability | % | 97.5% | 96.5% | 90.0% | % | | | |
| Refining | US$/oz | 10.0 | 0.0 | 0.4 | US$/oz | 6.0 | 0.0 | 0.4 |
| TCRC | US$/t conc | | 80.0 | | US$/t conc | | | |
| | cUS$/lb | | 8.0 | | cUS$/lb | | 19.7 | |
| Transport | US$/t conc | | 60.0 | | US$/t conc | | 60.0 | |
| **Others** | | | | | | | | |
| Royalty (Anglo American) | % | 3.08% | | | % | 3.08% | | |
| Royalty (Chilean IEM) | % | 5.00% | | | % | 5.00% | | |
| **Pit Slope Angle** | | | | | | | | |
| Overburden | ° | | 37° | | ° | | 37° | |
| Fresh rock | ° | | 46° (resulted overall angle) | | ° | | 43° - 54° (inter ramp variable per strat unit/alteration zones) | |

Table 1-11: Validation Run Results

| Pit | Revenue Factor | Gold Price | Ore + Waste | Strip Ratio | Oxide Ore | | | MacNeill Ore | | | Sulphide Ore | | | | Contained Metal | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | (US$/oz) | (kt) | | (kt) | Au (g/t) | Ag (g/t) | (kt) | Au (g/t) | Ag (g/t) | (kt) | Au (g/t) | Cu (%) | Ag (g/t) | Au Koz | Cu (kt) | Ag (Koz) |
| 1 | 0.30 | 375 | 21.22 | 0.07 | 19.44 | 0.71 | 1.90 | | | | 333.00 | 0.95 | 0.10 | 0.73 | 453.00 | 0.00 | 4 |
| 2 | 0.32 | 400 | 81.42 | 0.13 | 58.68 | 0.53 | 1.68 | | | | 13.52 | 0.79 | 0.27 | 1.13 | 1.34 | 37.00 | 4 |
| 3 | 0.34 | 425 | 130.04 | 0.13 | 79.50 | 0.48 | 1.68 | 30.00 | 0.52 | 1.63 | 35.69 | 0.69 | 0.24 | 1.11 | 2.01 | 86.00 | 4 |
| 4 | 0.36 | 450 | 305.88 | 0.28 | 113.26 | 0.42 | 1.63 | 2.11 | 0.38 | 1.02 | 124.53 | 0.58 | 0.21 | 1.16 | 3.89 | 259.00 | 4 |
| 5 | 0.38 | 475 | 378.42 | 0.32 | 121.44 | 0.41 | 1.61 | 4.76 | 0.39 | 0.98 | 159.49 | 0.57 | 0.20 | 1.13 | 4.60 | 324.00 | 4 |
| 6 | 0.40 | 500 | 552.39 | 0.45 | 131.53 | 0.40 | 1.58 | 13.14 | 0.46 | 1.08 | 237.49 | 0.56 | 0.20 | 1.12 | 6.15 | 470.00 | 4 |
| 7 | 0.42 | 525 | 693.47 | 0.56 | 133.96 | 0.40 | 1.57 | 23.17 | 0.48 | 1.08 | 288.79 | 0.55 | 0.20 | 1.11 | 7.23 | 573.00 | 4 |
| 8 | 0.44 | 550 | 1,046,815 | 0.74 | 135.44 | 0.40 | 1.56 | 65.52 | 0.54 | 1.17 | 401.98 | 0.55 | 0.20 | 1.12 | 9.97 | 800.00 | 4 |
| 9 | 0.46 | 575 | 1,293,645 | 0.87 | 135.44 | 0.40 | 1.56 | 81.41 | 0.55 | 1.18 | 475.23 | 0.55 | 0.20 | 1.13 | 11.57 | 958.00 | 4 |
| 10 | 0.48 | 600 | 1,537,074 | 1.01 | 135.44 | 0.40 | 1.56 | 88.25 | 0.55 | 1.19 | 541.64 | 0.55 | 0.20 | 1.13 | 12.88 | 1.11 | 4 |
| 11 | 0.50 | 625 | 1,837,554 | 1.17 | 135.44 | 0.40 | 1.56 | 97.95 | 0.54 | 1.18 | 613.50 | 0.55 | 0.21 | 1.13 | 14.37 | 1.27 | 4 |
| 12 | 0.52 | 650 | 2,104,415 | 1.29 | 135.45 | 0.40 | 1.56 | 109.49 | 0.54 | 1.18 | 672.94 | 0.55 | 0.21 | 1.14 | 15.64 | 1.41 | 4 |
| 13 | 0.54 | 675 | 2,250,974 | 1.36 | 135.45 | 0.40 | 1.56 | 112.22 | 0.53 | 1.18 | 706.16 | 0.55 | 0.21 | 1.14 | 16.26 | 1.49 | 4 |
| 14 | 0.56 | 700 | 2,432,114 | 1.44 | 135.45 | 0.40 | 1.56 | 118.94 | 0.53 | 1.17 | 741.78 | 0.55 | 0.21 | 1.14 | 17.00 | 1.58 | 4 |
| 15 | 0.58 | 725 | 2,489,729 | 1.46 | 135.45 | 0.40 | 1.56 | 120.55 | 0.53 | 1.17 | 757.37 | 0.55 | 0.21 | 1.15 | 17.26 | 1.61 | 4 |
| 16 | 0.60 | 750 | 2,716,567 | 1.54 | 135.45 | 0.40 | 1.56 | 127.14 | 0.53 | 1.17 | 805.07 | 0.55 | 0.21 | 1.15 | 18.15 | 1.72 | 4 |
| 17 | 0.62 | 775 | 2,819,415 | 1.57 | 135.45 | 0.40 | 1.56 | 131.16 | 0.53 | 1.16 | 829.33 | 0.55 | 0.21 | 1.15 | 18.57 | 1.77 | 4 |
| 18 | 0.64 | 800 | 3,012,351 | 1.65 | 135.45 | 0.40 | 1.56 | 133.36 | 0.53 | 1.16 | 868.19 | 0.55 | 0.21 | 1.15 | 19.23 | 1.86 | 4 |
| 19 | 0.66 | 825 | 3,189,828 | 1.73 | 135.45 | 0.40 | 1.56 | 136.50 | 0.53 | 1.16 | 896.29 | 0.54 | 0.22 | 1.15 | 19.75 | 1.93 | 4 |
| 20 | 0.68 | 850 | 3,278,613 | 1.75 | 135.45 | 0.40 | 1.56 | 138.04 | 0.53 | 1.16 | 917.87 | 0.54 | 0.22 | 1.15 | 20.07 | 1.98 | 4 |
| 21 | 0.70 | 875 | 3,312,596 | 1.77 | 135.45 | 0.40 | 1.56 | 138.04 | 0.53 | 1.16 | 924.11 | 0.54 | 0.22 | 1.15 | 20.17 | 1.99 | 4 |
| 22 | 0.72 | 900 | 3,589,705 | 1.87 | 135.45 | 0.40 | 1.56 | 142.01 | 0.53 | 1.15 | 975.28 | 0.54 | 0.22 | 1.16 | 20.98 | 2.11 | 4 |
| 23 | 0.74 | 925 | 3,699,287 | 1.90 | 135.45 | 0.40 | 1.56 | 143.51 | 0.53 | 1.15 | 995.24 | 0.53 | 0.22 | 1.16 | 21.28 | 2.15 | 4 |
| 24 | 0.76 | 950 | 3,772,321 | 1.94 | 135.45 | 0.40 | 1.56 | 143.51 | 0.53 | 1.15 | 1,004,024 | 0.53 | 0.22 | 1.16 | 21.43 | 2.18 | 4 |
| 25 | 0.78 | 975 | 3,972,811 | 2.01 | 135.45 | 0.40 | 1.56 | 146.22 | 0.53 | 1.15 | 1,036,679 | 0.53 | 0.22 | 1.16 | 21.94 | 2.25 | 4 |
| 26 | 0.80 | 1 | 4,088,713 | 2.06 | 135.45 | 0.40 | 1.56 | 147.55 | 0.53 | 1.15 | 1,054,398 | 0.53 | 0.22 | 1.17 | 22.21 | 2.29 | 4 |
| 27 | 0.82 | 1.025 | 4,151,542 | 2.07 | 135.45 | 0.40 | 1.56 | 150.12 | 0.53 | 1.14 | 1,064,965 | 0.53 | 0.22 | 1.17 | 22.38 | 2.31 | 4 |
| 28 | 0.84 | 1.05 | 4,310,909 | 2.14 | 135.45 | 0.40 | 1.56 | 150.12 | 0.53 | 1.14 | 1,087,587 | 0.53 | 0.22 | 1.17 | 22.70 | 2.37 | 4 |
| 29 | 0.86 | 1.075 | 4,348,057 | 2.16 | 135.45 | 0.40 | 1.56 | 150.12 | 0.53 | 1.14 | 1,091,906 | 0.53 | 0.22 | 1.17 | 22.76 | 2.38 | 4 |
| 30 | 0.88 | 1.1 | 4,421,610 | 2.19 | 135.45 | 0.40 | 1.56 | 150.12 | 0.53 | 1.14 | 1,099,220 | 0.53 | 0.22 | 1.17 | 22.88 | 2.40 | 4 |
| 31 | 0.90 | 1.125 | 4,574,107 | 2.24 | 135.45 | 0.40 | 1.56 | 153.59 | 0.53 | 1.14 | 1,124,834 | 0.52 | 0.22 | 1.18 | 23.25 | 2.45 | 4 |
| 32 | 0.92 | 1.15 | 4,683,967 | 2.28 | 135.45 | 0.40 | 1.56 | 153.85 | 0.53 | 1.14 | 1,138,409 | 0.52 | 0.22 | 1.18 | 23.44 | 2.48 | 4 |
| 33 | 0.94 | 1.175 | 4,704,708 | 2.29 | 135.45 | 0.40 | 1.56 | 153.85 | 0.53 | 1.14 | 1,140,736 | 0.52 | 0.22 | 1.18 | 23.47 | 2.49 | 4 |
| 34 | 0.96 | 1.2 | 4,866,979 | 2.36 | 135.45 | 0.40 | 1.56 | 153.85 | 0.53 | 1.14 | 1,158,448 | 0.52 | 0.22 | 1.18 | 23.72 | 2.54 | 4 |
| 35 | 0.98 | 1.225 | 4,927,229 | 2.37 | 135.45 | 0.40 | 1.56 | 157.13 | 0.52 | 1.14 | 1,168,260 | 0.52 | 0.22 | 1.18 | 23.87 | 2.55 | 4 |
| 36 | 1.00 | 1.25 | 4,935,689 | 2.38 | 135.45 | 0.40 | 1.56 | 157.13 | 0.52 | 1.14 | 1,169,333 | 0.52 | 0.22 | 1.18 | 23.88 | 2.56 | 4 |
| 37 | 1.02 | 1.275 | 4,979,062 | 2.40 | 135.45 | 0.40 | 1.56 | 157.13 | 0.52 | 1.14 | 1,173,072 | 0.52 | 0.22 | 1.18 | 23.94 | 2.57 | 4 |
| 38 | 1.04 | 1.3 | 5,069,533 | 2.43 | 135.45 | 0.40 | 1.56 | 157.13 | 0.52 | 1.14 | 1,185,175 | 0.52 | 0.22 | 1.18 | 24.08 | 2.59 | 4 |
| 39 | 1.06 | 1.325 | 5,295,339 | 2.53 | 135.45 | 0.40 | 1.56 | 158.10 | 0.52 | 1.14 | 1,207,914 | 0.51 | 0.22 | 1.18 | 24.39 | 2.65 | 4 |
| 40 | 1.08 | 1.35 | 5,328,663 | 2.53 | 135.45 | 0.40 | 1.56 | 159.45 | 0.52 | 1.14 | 1,212,794 | 0.51 | 0.22 | 1.18 | 24.46 | 2.66 | 4 |
| 41 | 1.10 | 1.375 | 5,355,766 | 2.55 | 135.45 | 0.40 | 1.56 | 159.45 | 0.52 | 1.14 | 1,215,075 | 0.51 | 0.22 | 1.18 | 24.49 | 2.67 | 4 |



Cross-section 6937000N
Super pit (PFS)
Check run (RF 0.86)
Check run (RF 1.0)
W
0
250m
E
Cross-section 471000E
Super pit (PFS)
Check run (RF 0.86)
Check run (RF 1.0)
S
0
250m
N

Figure 1-11: Geometric Comparison between Reserves Pit with Validation Run Shells

## 1.14 Mining Methods

NCL Ingeniería y Construcción SpA (NCL) was commissioned by Exeter Resource Corporation (Exeter) to provide mine planning services for the Caspiche Project.

NCL's Scope of Work is summarized as follows:

- Develop conceptual mine plans and mine production schedules for the potential life of mine (LOM), for five defined options:
    - **Option 1:** 30 ktpd **open pit** mine for gold and silver oxide mineralization treated by heap leaching

- **Option 2:** 60 ktpd **open pit** mine for gold and silver oxide mineralization treated by heap leaching and 27 ktpd **open pit** mine for gold and copper sulphide mineralization treated in a conventional concentrator plant
- **Option 3:** 60 ktpd **open pit** mine for gold and silver oxide mineralization treated by heap leaching and 27 ktpd **underground** mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.
- **Option 4:** 60 ktpd **open pit** mine for gold and silver oxide mineralization treated by heap leaching and 12 ktpd **open pit** mine for gold and copper sulphide mineralization treated in a conventional concentrator plant
- **Option 5:** 27 ktpd u**nderground** mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.

- Determine the mine equipment and labour requirements for the LOM of the three primary and two secondary options
- Estimate the mine initial and sustaining capital and operating costs for the LOM of the options.

Different mining schedules, equipment and labour requirements were prepared and evaluated. Only Measured and Indicated resources were included in the schedules.

- Option 1 proposes to extract an average of 30 ktpd of mineralized material over a potential project life of 10 years. Total materials movement from the mine does not exceed 15 Mt per year.
- Option 2 considers an extended open pit to extract oxide and sulphide material. Proposed production averages 57 ktpd of oxide material for 6 years. From the sixth year of operation, the pit production is up to 27 ktpd of sulphide material for 12 years.
- Option 3 combines a proposed open pit to extract oxide with an underground mine to extract sulphide material. Proposed produce from the pit averages 60 ktpd of oxide material for 5 years. Proposed underground mine production averages 25 ktpd of sulphide material for 38 years.
- Option 4 considers an extended open pit to extract oxide and sulphide material. Proposed production averages 60 ktpd of oxide material for 6 years. From the sixth year of operation, pit production is up to 12 ktpd of sulphide material for 12 years.
- Option 5 considers an underground mine producing an average of 25 ktpd of sulphide material for 38 years.

The open pit options consider a full diesel fleet, 8 m for benches for option 1 and 16 m benches for all other options. The underground options include an underground sizer and conveyor belt.

Measured and Indicated mineral resources included in the mining schedules for all options are summarized in Table 1-12.

**Table 1-12: Mining Schedule and Mine Life by Option (source: NCL, May, 2014)**

| Item | Unit | Option 1 | Option 2 | Option 3 | Option 4 | Option 5 |
|---|---|---|---|---|---|---|
| LOM | years | 10 | 18 | 41 | 18 | 41 |
| Oxide Process | ktpd | 30.0 | 60.0 | 60.0 | 60.0 | - |
| Sulphide Process | ktpd | - | 27.0 | 27.0 | 12.0 | 27.0 |
| Avg. UG Feed | ktpd | - | - | 27.0 | - | 27.0 |
| Avg. OP Feed | ktpd | 30.0 | 2.2 | 60.0 | 5.0 | - |
| Max. Stockpile Feed | ktpd | 8.0 | 1.4 | 35.0 | 4.3 | 4.0 |
| Max. Mined Material | ktpd | 41.0 | 137.0 | 97.0 | 96.0 | 28.0 |

## 1.15 Process Design and Recovery

Total payable metal production of Cu, Au and Ag, saleable sub-products, such as, $Cu_2S$ and sulphuric acid in Table 1-13 by each Option was determined.

**Table 1-13: Metal Production**

| Category | Item | Unit | Option 1 | Option 2 | Option 3 | Option 4 | Option 5 |
|---|---|---|---|---|---|---|---|
| Measured | Measured | Mt | 57.9 | 156.5 | 250.0 | 116.8 | 188.3 |
| | Au | g/t | 0.48 | 0.59 | 0.75 | 0.56 | 0.84 |
| | Ag | g/t | 1.52 | 1.32 | 1.43 | 1.36 | 1.39 |
| | Cu | % | 0.01 | 0.14 | 0.27 | 0.11 | 0.35 |
| Indicated | Indicated | Mt | 49.2 | 97.6 | 210.1 | 73.4 | 162.3 |
| | Au | g/t | 0.39 | 0.48 | 0.71 | 0.44 | 0.81 |
| | Ag | g/t | 1.65 | 1.46 | 1.57 | 1.56 | 1.53 |
| | Cu | % | 0.01 | 0.09 | 0.28 | 0.06 | 0.34 |
| Measured + Indicated | M&I | Mt | 107.1 | 254.1 | 460.1 | 190.2 | 350.6 |
| | Au | g/t | 0.44 | 0.55 | 0.73 | 0.51 | 0.83 |
| | Ag | g/t | 1.58 | 1.37 | 1.50 | 1.44 | 1.45 |
| | Cu | % | 0.01 | 0.12 | 0.27 | 0.09 | 0.35 |
| Total Metals Production | Au | Moz | 1.24 | 3.5 | 8.3 | 2.43 | 7.13 |
| | Ag | Moz | 2.21 | 5.8 | 14.4 | 4.3 | 12.1 |
| | Cu | Mlb | - | 575 | 2,380 | 313 | 2,380 |
| | $Cu_2S$ | t | - | 3,700 | 15,100 | 3,500 | 15,100 |
| | Sulphuric Acid | Mt | - | 0.32 | 1.3 | 0.18 | 1.3 |
| | Au Equivalent[9] | Moz | 1.27 | 4.9 | 14.2 | 3.24 | 12.8 |
| | Cu Equivalent[10] | Mlb | - | 2,123 | 6,143 | 1,402 | 5,549 |

## 1.15.1 Process Plant Description

### Oxide Plant

The plant would process feed from the oxide open pit and recovers gold and silver from the oxide mineralization, by means of a heap leach pad, fed with material crushed in two stages, irrigated with cyanide to obtain an Au/Ag rich solution that feeds an adsorption, desorption recovery (ADR) plant, electrowinning and smelting plant in order to produce a doré bar containing gold and silver.

### Sulphide Plant

The plant would process sulphide mineralized material delivered from the underground mine or from the extended open pit. Copper concentrates with gold by-product would be produced and gold doré and copper sulphide would be produced from the cleaner tails. The proposed process includes crushing and grinding of the ROM material, rougher flotation, regrinding, cleaner and scavenger flotation, concentrate thickening and filtering. The concentrator is designed for a nominal throughput of 27,000 tpd with an average head grade of 0.45% Cu and 1.3 g/t Au.

---

[9] Gold equivalent oz (AuEq) value is based on gold, silver and copper revenues (prices and recoveries involved). AuEq (oz) = [Au Production (oz)] + [Ag Production (oz) * Ag Price (US$/oz) / Ag Price (US$/oz)] + [Cu Production (lb) * 2204 * Cu Price (US$/lb) / Au Price (US$/oz)]. Recoveries are adjusted based on metallurgical characteristic of the resource.

[10] Copper equivalent lb (CuEq) value is based on gold, silver and copper revenues (prices and recoveries involved). CuEq lb = [Cu Production (lb)] + [Au Production (oz) * Au Price (US$/oz) / Cu Price (US$/lb)] + [Ag Production (oz) * Ag Price (US$/oz) / Cu Price (US$/lb)]. Recoveries are adjusted based on metallurgical characteristic of the resource.

The secondary options 4 and 5, consider a similar process route but in the case of the 60 ktpd oxide / 12 ktpd sulphide option the sulphide process plant was re-dimensioned for the lower sulphide throughput.

Due to the characteristics of the deposit mineralization, the Caspiche process incorporates a number of considerations to maximize production and to ensure a saleable product, such as:

- Treatment of the copper concentrates to eliminate arsenic through a reduced atmosphere roasting process
- Leaching of the cleaner flotation tails to recover additional gold
- Use of a SART plant to recover copper contained in the gold rich leachate and to recycle cyanide.

## 1.16 Project Infrastructure

The project site is accessible from Copiapó, following existing roads which lead to Minera Maricunga (Kinross Gold). An upgraded road of approximately 8 km must be constructed from the existing road to the project site, to allow construction and capital equipment and ongoing operations supplies to be safely delivered. This road would be 9 m wide and designed to meet Chilean regulations.

Potential water requirements are considered to be supplied from the Peñas Blancas area near Laguna Verde through a 140 km long pipeline where Exeter is currently exploring for water. The fresh water pumping system would consist of two pump stations each with one operating pump and one stand by.

A typical prefabricated modular structure camp, located 5 km from the concentrator plant is considered with capacity for third party contractors that, according to the experience of other projects, may add 30% to 40% more people to the owners direct hire personnel.

### 1.16.1 Power Supply

The proposed power supply considered for each option is as follows:

- Option 1: On Site Power Generation
- Option 2: Power line from Maricunga substation for the Oxide plant and power line from Cardones substation for the Sulphide plant
- Option 3: Power line from Maricunga substation for the Oxide plant and power line from Cardones substation for the Sulphide plant
- Option 4: Power line from Maricunga substation for the Oxide and Sulphide plant

- Option 5: Power line from Cardones substation.

### 1.16.2 Tailings Handling

The proposed tailings handling technology and specification for each option is as follows:

- Option 1: No tailings
- Option 2: Thickened tailings. Facility designed for 110 Mt of storage capacity. For the construction of the wall 34 $Mm^3$ of waste material will be needed over the life of mine. The upstream and downstream faces are constructed with a 2:1 (H:V) slope
- Option 3: Filtered tailings. Facility designed for 134 Mt of storage capacity. The starter wall will need 680,000 $m^3$ of waste material
- Option 4: Thickened tailings. Facility designed for 60 Mt of storage capacity. For the construction of the wall 20 $Mm^3$ of waste material will be needed over life of mine. The upstream and downstream faces are constructed with a 2:1 (H:V) slope
- Option 5: Filtered tailings. Facility designed for 134 Mt of storage capacity. The starter wall will need 680,000 $m^3$ of waste material.

## 1.17 Marketing Studies

### 1.17.1 Refined Copper Market Review

Selmar International Services Ltda (Selmar) was contracted to complete a review of the market conditions for copper concentrates and doré to the levels required for the PEA. Global refined copper consumption at 20 million tonnes in 2012 is expected to increase to nearly 34 million tonnes by 2025.[11] This would be equivalent to an average growth rate of 4.1% average per annum. In the longer run despite the current economic slowdown in most parts of the world, strong copper demand growth prospects are based on the expected resource intensive use in economies such as China, India and other developing countries, associated with investment in power distribution networks and other infrastructure development.

China today consumes about 41% of the world's refined copper and it is expected to continue to grow and may rise to 52% by 2025 given the huge infrastructure development programs in China. Today there is some concern about the slowing down of China's growth rate. Despite the economic uncertainty, which could well lead to some slowing of copper consumption growth in

[11] Source: Alfonso Gonzalez ©, November, 2013

the short term, there are good reasons to believe that growth in copper consumption will continue to be positive.

### 1.17.2 Outlook for the Copper Price

Recent reviews of copper price forecasts indicate an expectation of a long-term price range from $2.50 to $3.50 per pound in constant 2013 dollars. Selmar suggests that assuming a range of $5,500 to $6,600 per tonne ($2.50 to $3.00 per pound) in constant 2013 dollars is reasonable for the longer term project price scenario. This longer term forecast may be conservative. Over the last few months, many analysts from banks and other institutions and organizations have decreased their near-term price forecasts, but, despite the current uncertainty, the majority view is for copper prices to remain in dollars of the day above this level for the next two or three years. The consensus opinion is shown in Figure 1-12.


GLOBAL REFINED COPPER MARKET BALANCE
Thousand Tonnes Copper
40000
38000
36000
34000
32000
30000
28000
26000
24000
22000
20000
18000
16000
14000
12000
GLOBAL REFINED COPPER CONSUMPTION
4.1% p.a.
(annual average 2012-2025)
Secondary Refined Cu
Base Mine
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
Possible Projects
Probable Projects
Highly Probable Projects
Projects under Construction
Restarts
Secondary Cu (Scrap)
Base Mine Supply
Total World Cu Demand

Figure 1-12: Global Refined Copper Market Balance (Source: Alfonso Gonzalez 2013 ©)

### 1.17.3 Copper Concentrates 10 – 15 year Outlook

Total World concentrate production is predicted to rise from about 13.3 million tonnes copper contained in 2012 to nearly 25.3 million tonnes in 2025 assuming all current projects develop on time. Concentrate supplies are expected to increase particularly between 2013-2018 as a result

of new projects now in the advanced feasibility and development stage and announced expansions of operational mines.

It should be noted that approximately 90% of the expected increased mine production during the period 2013 – 2025 will be in the form of concentrates

### 1.17.4 Treatment and Refining Charges and other Commercial Terms

The copper concentrate market has seen significant structural imbalances between mine production and smelting capacities and by the middle years of this decade, if all new project and expansion plans are met, there will be a surplus of concentrates which could last for several years. Increasing treatment charges will also result from increased smelter costs and China is already moving towards achieving more economic smelter terms. Table 1-14 and Table 1-15 put into perspective the variation in treatment charges ("TC") and copper refining charges ("RC") terms over 2007 to 2013. Forecasts for benchmark TC/RC's for the next 5 years are shown in Table 1-16.

**Table 1-14: TC/RC's Benchmark Terms**

| Material | 2007 Anual | 2008 Anual | 2009 Anual | 2010 Anual | 2011 Anual | 2012 Anual | 2013 Anual | 2013 Mid-year |
|---|---|---|---|---|---|---|---|---|
| TC $/dmt | 60 | 45 | 75 | 46.5 | 56.5 | 63.5 | 70 | 73.5 |
| RC ¢/lb | 6 | 4.5 | 7.5 | 4.65 | 5.65 | 6.35 | 7 | 7.35 |

**Table 1-15: TC/RC's Spot Terms**

| Material | 2007 Start | 2008 Start | 2009 Start | 2010 Start | 2011 Start | 2012 Start | 2013 Start | 2013 Mid-year |
|---|---|---|---|---|---|---|---|---|
| TC $/dmt | 50 | 45 | 80 | 5 - 10 | 70 - 80 | 20 - 30 | 70 | 85 - 90 |
| RC ¢/lb | 5 | 4.5 | 8 | 0.5 - 1 | 7 - 8 | 2 - 3 | 7 | 8.5 - 9.0 |

**Table 1-16: Outlook for Annual Contract Concentrates TC/RC's**

| Material | Year 2014 | Year 2015 | Year 2016 | Year 2017 | Year 2018 | Study Consensus Long Term |
|---|---|---|---|---|---|---|
| TC $/dmt | 88 | 95 | 110 | 110 | 100 | 75 |
| RC ¢/lb | 8.8 | 9.5 | 11.0 | 11.0 | 10.0 | 7.5 |

The study consensus long term takes into consideration historical trending over a longer period and the cyclic nature of refinery charges. The assumptions recommended for the PEA evaluation of Caspiche calcine concentrates are presented in Table 1-17.

Table 1-17: Concentrates – Commercial Terms Assumptions

| Item | Unit | Value |
|---|---|---|
| **Payable Metal** | | |
| Cu Smelter Deduction | % | 3.50 |
| Au Smelter Deduction | % | 2.50 |
| Ag Smelter Deduction (Over 30 g/t) | % | 10.00 |
| **Commercial Terms** | | |
| Cu TC | US$/Dmt | 75 |
| Cu RC | US$/lb | 7.5 |
| Au SRC | US$/oz | 7.0 |
| Ag SRC | US$/oz | 0.5 |
| As Penalty (0.1%, As > 0.2%) | US$/dmt | 5 |
| Sb Penalty (0.1%, Sb > 0.1%) | US$/dmt | 4 |
| Ground Transport | US$ /t of conc. | 64.4 |
| Port storage & loading | US$ /t of conc. | 7.4 |
| Ocean Freight | US$ /t of conc. | 70 |
| Transportation Dore | US$/oz | 0.25 |

## 1.17.5 Caspiche Concentrates Marketability

Alquimia has provided Selmar with details relative to the expected annual productions and concentrate assays for both the unroasted flotation copper concentrate and for the calcined concentrates after partial roasting as shown in Table 1-18.

Table 1-18: Caspiche Concentrates Expected Annual Production

| Item | Unit | Value |
|---|---|---|
| Ore treatment | ktpa | 9,850 |
| **Flotation concentrate** | | |
| Flotation concentrate production | Mtpa | 115.00 |
| Copper grade flotation concentrate | % | 25 - 27 |
| Arsenic grade flotation concentrate | % | 1.5 - 4.5 |
| Gold grade flotation concentrate | g/t | 40 - 60 |
| **Calcine concentrate** | | |
| Calcine concentrate production | Mtpa | 105.00 |
| Copper grade in Calcine | % | 28 - 30 |
| Arsenic grade in Calcine | % | 0.10 - 0.25 |
| Gold grade in Calcine | g/t | 40 - 70 |

Without any discussion with smelters to ascertain the quantity that can be taken and the cost thereof, in Selmar's opinion, based on the calcine quality supplied by Exeter at about 29% copper, 54 g/t gold, 110 g/t silver, 25% sulphur, arsenic levels of less than 0.2% and antimony levels of 0.16%, it should be feasible to find a sustainable long-term market for such concentrates.

Selmar has also noted that there may be limited appetite for offtakers to take smaller quantities of Caspiche concentrate which has not been calcined. A penalty for arsenic and antimony would be applied. This has not been considered in the base case financial assessment.

### 1.17.6 Doré Metal Market

This market is very competitive and in many cases payable metals approaches 100% of the analytical contents and there is not a great deal of variance in terms between refineries. This situation is expected to continue in the foreseeable future.

Selmar suggests the following terms are used for purposes of doré metal evaluation:

- Gold return rate : 99.7% of the analytical fine gold content
- Silver return rate : 98.5% of the analytical fine silver content
- Treatment charge : 0.50 US$ / oz gross weight received
- Transport and insurance : $ 4,700 per shipment; basis consignments of 200 kg.

Above fees include: Transport from mine site to Santiago, customs clearance, international air freight, reception in Zurich's airport, customs clearance, ground transportation to the refinery in Switzerland and 100% insurance coverage door to door.

The long term gold price consensus assumptions seen in the market recently for major projects are in the $ 1,200 to $ 1,500 per ounce range. Consensus opinion is illustrated in Table 1-19.

Table 1-19: Analysts' Consensus for Gold Price 2012 – 2017 and Long Term (Source: Scotiabank)

| Analysis | 2013 | 2014 | 2015 | 2016 | 2017 | Long Term |
|---|---|---|---|---|---|---|
| BMO | 1,425 | 1,275 | 1,200 | 1,200 | 1,200 | 1,200 |
| Canaccord Genuity | 1,426 | 1,327 | 1,337 | 1,357 | 1,357 | 1,357 |
| CIBC | 1,395 | 1,350 | 1,300 | 1,200 | 1,200 | 1,200 |
| Cormark | 1,440 | 1,400 | 1,400 | 1,400 | 1,400 | 1,400 |
| Credit Suisse | 1,400 | 1,180 | 1,200 | - | - | 1,300 |
| Deutsche Bank | 1,432 | 1,338 | 1,325 | 1,400 | - | - |
| Dundee | 1,408 | 1,393 | 1,425 | 1,375 | - | - |
| Haywood | 1,425 | 1,400 | 1,400 | 1,400 | 1,400 | 1,400 |
| Jennings | 1,400 | 1,500 | 1,500 | 1,500 | 1,500 | 1,500 |
| J.P. Morgan | 1,430 | 1,414 | 1450 | - | - | 1,500 |
| Macquire | 1,385 | 1,294 | 1,288 | 1,390 | 1,440 | 1,250 |
| Morgan Stanley | 1,409 | 1,313 | 1,300 | 1,275 | 1,250 | 1,348 |
| National Bank Financial | 1,414 | 1,300 | 1,500 | 1,700 | 1,400 | 1,400 |
| RBC | 1,430 | 1,400 | 1,400 | 1,400 | 1,400 | 1,400 |
| Raymond James | 1,420 | 1,400 | 1,400 | 1,400 | 1,400 | 1,200 |
| Selmar | 1,419 | 1,300 | 1,350 | 1,350 | 1,325 | 1,325 |
| Scotiabank | 1,427 | 1,300 | 1,400 | 1,500 | 1,300 | 1,300 |
| Societe Generale | 1,400 | 1,125 | 1,100 | 1,050 | 1,000 | 900 |
| Stonecap | 1,500 | 1,500 | 1,400 | 1,350 | 1,350 | 1,350 |
| TD Securities | 1,432 | 1,350 | - | - | - | 1,300 |
| Wilson HTM | 1,675 | 1,689 | 1,606 | 1,480 | 1,390 | 1,200 |
| Average | 1,433 | 1,359 | 1,364 | 1,374 | 1,332 | 1,307 |

## 1.18 Capital Cost Estimate

Capital cost estimates are composed of the following:

- Direct cost of construction and assembly: Acquisitions of equipment supply, labour, auxiliary equipment for construction and building materials are considered
- Indirect project costs: Transportation and equipment insurance, general spare parts, vendor's representatives, detailed engineering, EPCM, start up and owner costs are considered
- Contingency estimation based on Direct Cost plus Indirect Cost
- Sustaining capital is defined as that required to maintain operations and may include capital spent on expansion or new infrastructure items such as tailings dam
- Deferred capital is that required to complete an expansion in the mine and process plant.

Table 1-20 summarizes initial, deferred and sustaining capital cost, including contingencies, required for each option.

Table 1-20: Capital Costs Summary

| Area | Option 1 US$ M | Option 2 US$ M | Option 3 US$ M | Option 4 US$ M | Option 5 US$ M |
|---|---|---|---|---|---|
| Initial Capex | 251 | 372 | 388 | 368 | 947 |
| Mine | 36 | 37 | 53 | 37 | 193 |
| Open Pit Mine | 36 | 37 | 38 | 37 | 0 |
| Underground Mine | 0 | 0 | 15 | 0 | 193 |
| Process Plant | 174 | 270 | 266 | 266 | 615 |
| Oxide Plant | 174 | 270 | 266 | 266 | 0 |
| Sulphide Plant | 0 | 0 | 0 | 0 | 615 |
| Contingency | 41 | 65 | 69 | 65 | 139 |
| Sustaining Capex | 93 | 926 | 1,579 | 537 | 560 |
| Mine | 6 | 158 | 638 | 42 | 444 |
| Open Pit Mine | 6 | 68 | 16 | 42 | 0 |
| Underground Mine | 0 | 90 | 622 | 0 | 444 |
| Process Plant | 69 | 627 | 692 | 401 | 21 |
| Oxide Plant | 69 | 0 | 68 | 84 | 0 |
| Sulphide Plant | 0 | 627 | 624 | 317 | 21 |
| Contingency | 18 | 141 | 249 | 94 | 95 |
| Total Capex | 344 | 1,297 | 1,968 | 903 | 1,507 |

## 1.19 Operating Costs Estimate

The PEA operating costs have been estimated for the operating areas of Mining, Process Plant, Infrastructure and Administration. Costs were reported under subheadings related to the function of each of the areas identified.

Table 1-21 summarizes total operating cost by area, as well as average unit operating cost. Labor costs for mine and process plant consider only up to Superintendent Level. All superior positions are considered as administration costs.

The operating costs are considered to have accuracy of ± 30% with a 90% probability of occurrence, based on the assumptions listed in this section of the report. All unitary operating costs are expressed in processed tonnes.

Table 1-21: Summary of Operating Costs

| Area | Option 1 (LOM) | | Option 2 (LOM) | | Option 3 (LOM) | | Option 4 (LOM) | | Option 5 (LOM) | |
|---|---|---|---|---|---|---|---|---|---|---|
| | US$ M | US$/t | US$ M | US$/t | US$ M | US$/t | US$ M | US$/t | US$ M | US$/t |
| **Mine** | | | | | | | | | | |
| Open Pit Mine | 333 | 3.1 | 1,250 | 4.9 | 314 | 2.9 | 685 | 3.6 | 0 | 0.0 |
| Underground Mine | 0 | 0.0 | 0 | 0.0 | 4,877 | 13.9 | 0 | 0.0 | 4,877 | 13.9 |
| **Total Mine** | **333** | **3.1** | **1,250** | **4.9** | **5,191** | **16.8** | **685** | **3.6** | **4,877** | **13.9** |
| **Process Plant** | | | | | | | | | | |
| Oxide Plant | 361 | 3.4 | 394 | 2.8 | 298 | 2.7 | 358 | 2.7 | 0 | 0.0 |
| Sulphide Plant | 0 | 0.0 | 749 | 6.7 | 3,706 | 10.6 | 394 | 6.5 | 3,712 | 10.6 |
| **Total Plant** | **361** | **3.4** | **1,143** | **9.5** | **4,004** | **13.3** | **752** | **9.2** | **3,712** | **10.6** |
| **Total** | **694** | **6.5** | **2,393** | **14.4** | **9,195** | **30.1** | **1,437** | **12.8** | **8,589** | **24.5** |

US$/t: Costs per tonne processed

## 1.20 Economic Analysis

The economic analysis is based on the estimated CAPEX and OPEX and revenue calculated thereof. The CAPEX and OPEX were developed as noted in Section 21. Cash flow and economic analyses were performed from the effective date that equipment was on the project site.

The economic analysis is presented in a pre and post-tax format, and includes the Anglo American and third party royalty totalling 3.08% and the Chilean state royalty. A post-tax discussion is also included in this report but as Alquimia is not a financial advisor these figures should be confirmed with a recognised tax expert. Sensitivities based on commodity price, metals recovery, operating cost and capital expenditure variation were performed and discussed in Section 22.

Since the analysis is based on a cash flow estimate, it should be expected that actual economic results might vary from these results. The PEA has been completed to a level of accuracy of ± 35%. The PEA is not a preliminary feasibility study or feasibility study as defined by the NI 43-101 guidelines.

There are no mineral reserves defined by the PEA study, as the PEA is only a conceptual analysis of potential economic viability.

The economic analysis contained in the PEA is considered preliminary in nature. No inferred mineral resources form part of the PEA economic evaluation and no mineral reserves for the PEA have been established. Mineral resources are not mineral reserves and have not demonstrated economic viability. There is no certainty that economic forecasts outlined in the PEA will be realized. The PEA and the Cube 2012 Mineral Resource (as defined herein) may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

This PEA is considered preliminary in nature and there is no certainty that the preliminary economic assessment will be realized.

Economic parameters used for the evaluation are shown in Table 1-22.

**Table 1-22: Main Economic Parameters**

| Item | Unit | Value |
|---|---|---|
| **Economics** | | |
| Cu Price | US$/lb | 3.00 |
| Au Price | US$/oz | 1,300 |
| Ag Price | US$/oz | 20 |
| Discount Rate | % | 5.0 |
| **Taxes & Royalties** | | |
| NSR Royalty | % | 3.08 |
| State Royalty | % | Variable |
| Income Tax Rate | % | 20 / 35 |
| **Bullion Terms** | | |
| Payable Au | % | 99.70 |
| Payable Ag | % | 98.50 |
| Refining Charge | US$/oz pay. | 0.50 |
| Armored Transportation | US$/oz ship. | 0.77 |
| Transportation Dore | US$/oz ship. | 0.25 |
| **Calcine Terms** | | |
| Cu TC | US$/Dmt | 75 |
| Cu RC | US$/lb | 7.50 |
| Au SRC | US$/oz | 7.00 |
| Ag SRC | US$/oz | 0.50 |
| As Penalty (0.1%, As > 0.2%) | US$/dmt | 5 |
| Sb Penalty (0.1%, Sb > 0.1%) | US$/dmt | 4 |
| Ground Transport | US$ /t of conc. | 64.4 |
| Port storage & loading | US$ /t of conc. | 7.4 |
| Ocean Freight | US$ /t of conc. | 70 |
| Transportation Dore | US$/oz | 0.25 |

### 1.20.1 Production and Revenue

Revenues by saleable product such as, doré bars, calcine and concentrate and sub-product, such as, $Cu_2S$ and sulphuric acid are summarized in Table 1-23.

Table 1-23: Production and Revenues Summary

| Item | Unit | Option 1 | Option 2 | Option 3 | Option 4 | Option 5 |
|---|---|---|---|---|---|---|
| Au | Moz | 1.24 | 3.50 | 8.30 | 2.43 | 7.13 |
| Ag | Moz | 2.21 | 5.80 | 14.40 | 4.30 | 12.10 |
| Cu | Mlb | - | 582 | 2,407 | 319 | 2,407 |
| Sulphuric Acid | Mt | - | 0.32 | 1.30 | 0.18 | 1.30 |
| **Revenues** | **US$ M** | **1,640** | **5,980** | **16,730** | **3,850** | **15,100** |

### 1.20.2 Economic Evaluation Results

Based on the projections resulting from the financial model, the pre-tax NPV, IRR and payback periods are shown in Table 1-24.

Table 1-24: Summary of Pre-Tax Economic Evaluation Results

| Indicator | Unit | Option 1 | Option 2 | Option 3 | Option 4 | Option 5 |
|---|---|---|---|---|---|---|
| **NPV @ 5%** | **US$ M** | **355** | **967** | **1,636** | **738** | **1,305** |
| IRR | % | 34.7% | 27.2% | 20.0% | 30.7% | 15.6% |
| Payback Period | years | 3.4 | 6.1 | 7.7 | 4.6 | 9.8 |
| LOM | years | 10 | 18 | 41 | 18 | 41 |

Table 1-25 shows post-tax main economic indicators, considering 20% and 35% income tax rates.

Table 1-25: Summary of Post-Tax Economic Evaluation Results (20% income tax rate)

| Indicator | Unit | Option 1 | Option 2 | Option 3 | Option 4 | Option 5 |
|---|---|---|---|---|---|---|
| **20% Tax Rate** | | | | | | |
| NPV @ 5% | US$ M | 279 | 737 | 1,271 | 575 | 985 |
| IRR | % | 30.2% | 22.7% | 17.6% | 26.1% | 13.8% |
| Payback Period | years | 3.5 | 6.6 | 8.0 | 5.5 | 10.2 |
| **35% Tax Rate** | | | | | | |
| NPV @ 5% | US$ M | 218 | 587 | 1,042 | 469 | 811 |
| IRR | % | 26.3% | 22.9% | 16.2% | 23.6% | 12.8% |
| Payback Period | years | 3.6 | 7.8 | 8.1 | 5.9 | 10.3 |

## 1.21 2012 PFS Review and Validation

As part of this PEA, in order to determine the validity of the Super Pit option in the 2012 PFS, the authors reviewed the 2012 Prefeasibility Study previously lodged by Exeter, as discussed in Section 1.3 above and elsewhere in this Technical Report. This validation included review of the AMEC 2011 Mineral Resource Estimate as discussed in Section 14, the Super Pit mine resource and reserve estimates, the Process plant and the economic evaluation of the 2012 PFS using the input criteria applied in the PEA. The discussion and results of this validation is detailed in

Section 24. Table 1-26 to Table 1-28 illustrate the AMEC 2011 Mineral Resource Estimate used in the 2012 PFS and that calculated using the PEA criteria.

**Table 1-26: AMEC 2011 Mineral Resource Estimate with PFS Criteria*[1]**

| Material | Category | Cut-off AuEq (g/t) | Volume ($Mm^3$) | Tonnes (Mt) | Au (g/t) | Cu (%) | Ag (g/t) | AuEq (g/t) | AuEq (Moz) |
|---|---|---|---|---|---|---|---|---|---|
| Oxide | Measured | >0.18 | 23 | 56 | 0.45 | 0.01 | 1.72 | 0.45 | 0.81 |
| Oxide | Indicated | >0.18 | 21 | 50 | 0.37 | 0.01 | 1.57 | 0.37 | 0.60 |
| Oxide | Inferred | >0.18 | 4 | 9 | 0.27 | 0.01 | 1.54 | 0.27 | 0.10 |
| Sulphide | Measured | >0.30 | 163 | 402 | 0.56 | 0.22 | 1.08 | 0.98 | 12.67 |
| Sulphide | Indicated | >0.30 | 346 | 853 | 0.49 | 0.19 | 1.1 | 0.84 | 22.93 |
| Sulphide | Inferred | >0.30 | 114 | 277 | 0.31 | 0.13 | 0.88 | 0.54 | 4.80 |
| ALL | Measured | Combined | 186 | 457 | 0.55 | 0.2 | 1.15 | 0.92 | 13.48 |
| ALL | Indicated | Combined | 367 | 903 | 0.48 | 0.18 | 1.12 | 0.81 | 23.53 |
| ALL | Inferred | Combined | 117 | 286 | 0.31 | 0.12 | 0.89 | 0.54 | 4.90 |

**Table 1-27: AMEC 2011 Mineral Resource Estimate with PEA Criteria*[1]**

| Material | Category | Cut-off AuEq (g/t) | Volume ($Mm^3$) | Tonnes (Mt) | Au (g/t) | Cu (%) | Ag (g/t) | AuEq (g/t) | AuEq (Moz) |
|---|---|---|---|---|---|---|---|---|---|
| Oxide | Measured | >0.18 | 24 | 57 | 0.45 | 0.01 | 1.73 | 0.46 | 0.83 |
| Oxide | Indicated | >0.18 | 21 | 51 | 0.36 | 0.01 | 1.60 | 0.37 | 0.60 |
| Oxide | Inferred | >0.18 | 4 | 9 | 0.25 | 0.01 | 1.62 | 0.26 | 0.08 |
| Sulphide | Measured | >0.30 | 161 | 398 | 0.57 | 0.23 | 1.08 | 0.99 | 12.71 |
| Sulphide | Indicated | >0.30 | 347 | 854 | 0.49 | 0.19 | 1.10 | 0.85 | 23.20 |
| Sulphide | Inferred | >0.30 | 115 | 282 | 0.31 | 0.13 | 0.88 | 0.55 | 4.98 |
| ALL | Measured | Combined | 185 | 455 | 0.55 | 0.20 | 1.16 | 0.92 | 13.54 |
| ALL | Indicated | Combined | 368 | 905 | 0.48 | 0.18 | 1.13 | 0.82 | 23.80 |
| ALL | Inferred | Combined | 119 | 291 | 0.3 | 0.12 | 0.91 | 0.51 | 5.06 |

*Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability

[1] Cautionary Statement: the reader should note that the results in the table have been superseded by the 2012 mineral resource estimate.

**Table 1-28: Super Pit after-tax Economic Evaluation with PEA Criteria**

| Indicator | Unit | Pre-tax | After-tax |
|---|---|---|---|
| NPV@5 | US$ M | 3,553 | 2,282 |
| IRR | % | 12.6 | 10.6 |
| Payback(*) | Years | 9.5 | 9.8 |

(*) from initial investment

## 1.22 Conclusions and Recommendations

- No fatal flaws were identified during the course of the Caspiche Project Preliminary Economic Assessment. The recommendations are largely based on normal metallurgical and other development test work which would be part of project development.

- The study involved the evaluation of the economic potential of developing three primary options and 2 secondary options, as follows:
  - **Option 1:** 30 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching
  - **Option 2:** 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 27 ktpd open pit mine for gold and copper sulphide mineralization treated in a conventional concentrator plant
  - **Option 3:** 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 27 ktpd underground mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.
  - **Option 4:** 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 12 ktpd open pit mine for gold and copper sulphide mineralization treated in a conventional concentrator plant
  - **Option 5:** 27 ktpd underground mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.
- The conclusion of the pit optimization stage suggested design of a series of practical phases and pits for each option.
  - **Option 1:** The ultimate pit has been divided in 4 phases. This option contains 107 Mt of Measured and Indicated resource (M+I) at an average head grade of 0.44 g/t Au and 1.58 g/t Ag
  - **Option 2:** The ultimate pit has been divided in 4 phases for the initial oxide production and 3 phases for the extended pit including sulphide production. This option contains 143 Mt M+I resource at an average head grade of 0.38 g/t Au and 1.54 g/t Ag in the oxide mineralization and 207 Mt of M+I resource at an average head grade of 0.55 g/t Au, 1.12 g/t Ag and 0.20% Cu in the sulphide mineralization.
  - **Option 3:** The ultimate pit has been divided in 4 phases for the initial oxide production. Underground planning indicates 25 levels with stopes of 30 m x 40 m x 50 m. This option contains 110 Mt of M+I resource at an average head grade of 0.42 g/t Au, 1.62 g/t Ag in the oxide mineralization and 351 Mt of sulphide M+I resource at an average head grade of 0.83 g/t Au, 1.45 g/t Ag and 0.35% Cu.
  - **Option 4:** The ultimate pit has been divided in 4 phases for the initial oxide production and 1 phase for the extended pit including sulphide production. This option contains 131 Mt of M+I resource at an average head grade of 0.40 g/t Au and

1.55 g/t Ag in the oxide mineralization and 59 Mt of sulphide M+I resource at an average head grade of 0.76 g/t Au, 1.18 g/t Ag and 0.27% Cu.

  - **Option 5:** Underground planning indicates 25 levels with stopes of 30 m x 40 m x 50 m. This option contains 351 Mt of sulphide M+I resource at an average head grade of 0.83 g/t Au, 1.45 g/t Ag and 0.35% Cu.

- Proposed mine plans are appropriate to the mineralization
- The mining inventory is based on Measured and Indicated resources only
- Based on the current assumptions the financial analysis indicated that all alternatives for the project had a net positive cash flow and an internal rate of return that supports further study for the potential development of Caspiche.
- OPEX and CAPEX used for the project represents those expected for a project of this type exhibiting average characteristics of abrasiveness and hardness; grades and rock type characterizations as indicated in the geological section. Operating costs were generated from first principles and benchmarked against other operations, and capital costs were based on referential quotations, database information and were also benchmarked against similar operations
- The mine plan is appropriate to the mineralization and adequately reflects the deposit type, dimensions and host rock characterization
- Additional metallurgical studies at pilot plant level are needed to optimize recovery and equipment selection, on oxide and sulphide mineralization. The sulphide metallurgical studies should include: geometallurgical mapping of the deposit to link geological units with metallurgical performance; further studies on gold recovery from the flotation scavenger tailings and low grade copper recovery testwork as a minimum
- Should Exeter complete additional studies and determine that the project be advanced to a development decision, an approved environmental impact study will be required and additional baseline studies required to support the impact study should be initiated as soon as possible
- Additional geotechnical and hydrological studies are required particularly to model surface water flows into the vegas or seasonal creeks.

# 2 INTRODUCTION

## 2.1 Purpose of the Technical Report

Exeter Resource Corporation (herein Exeter) commissioned Alquimia to prepare a Technical Report for the Caspiche Project to the standards required by National Instrument 43-101 for Preliminary Economic Assessment (PEA). This is broadly in line with AACE International recommendations for a class 5 study. The Project operating and capital costs were developed to an accuracy of ± 35%.

The scope of the work defined was to evaluate the economic potential of developing three primary options and two secondary options, as follows:

- **Option 1:** 30 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching
- **Option 2:** 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 27 ktpd open pit mine for gold and copper sulphide mineralization treated in a conventional concentrator plant
- **Option 3:** 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 27 ktpd underground mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.

The secondary options considered were:

- **Option 4:** 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 12 ktpd open pit mine for gold and copper sulphide mineralization treated in a conventional concentrator plant
- **Option 5:** 27 ktpd underground mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.

In tabular format this is illustrated as follows:

Table 2-1: Options Summary

| Option | Oxide heapleach 30 ktpd | Oxide Heapleach 60 ktpd | Sulphide Open Pit 27 ktpd | Sulphide Open Pit 12 ktpd | Sulphide Underground 27 ktpd |
|---|---|---|---|---|---|
| Option 1 | YES | | | | |
| Option 2 | | YES | YES | | |
| Option 3 | | YES | | | YES |
| Option 4 | | YES | | YES | |
| Option 5 | | | | | YES |

The economic analysis contained in the PEA is considered preliminary in nature. No inferred mineral resources form part of the PEA studies and no mineral reserves for the PEA have been established. Mineral resources are not mineral reserves and have no demonstrated economic viability. There is no certainty that economic forecasts outlined in the PEA will be realized. The PEA and the Cube 2012 Mineral Resource (as defined herein) may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

In addition, as part of this Technical Report, the 2012 Prefeasibility Study (PFS)[12] submitted by Exeter was also reviewed in order to validate the findings of the report. Discussion of this validation has been included in the relevant sections of this Technical Report. The 2012 PFS validation relates to the selected Super Pit option which remains valid and current.

The 5 new options outlined within have been considered to PEA level only. References in the Report to "2012 PFS Validation" do not imply that the analysis of the new PEA options have been completed, in whole or in part, at a PFS level. While a reserve estimate is included in Section 15 of the Report it is included only to the support the validation of the 2012 PFS on the Super Pit Option.

In order to include all material scientific and technical information in respect of the Project, excerpts of the Super Pit 2012 PFS have been validated by the authors and are included in this report for completeness.

The Caspiche gold / copper deposit is located in the Atacama Region of Chile and is wholly owned by Exeter Resource Corporation, a Canadian public company listed on the TSX and NYSE-MKT under the symbols XRC and XRA. This Technical Report has been prepared for Exeter by or under the supervision of Qualified Persons within the meaning of NI 43-101 in support of Exeter Resource's disclosure of scientific and technical information for the Project. The principal consultants used in the preparation of this document are:

---

[12] For further information see 'Caspiche Project Copiapo, Chile: NI 43-101 Technical Report on Prefeasibility Study' dated 16 January 2012, and submitted and prepared for Exeter Resource Corporation, by Holmes, G., Duggan, A., Guzmán, C., Coupland, D., Wells, J. and Nguyen, L (www.sedar.com )

- **Alquimia Conceptos:** Engineering, infrastructure, costing and cash flow
- **Cube Consulting:** Geology, database, resource estimate and associated topics
- **NCL Ingeniería y Construcción:** Mine Design and Production Planning
- **AKL Ingeniería y Geomecánica:** Geotechnical revision
- **Arcadis:** Environmental base line studies.

## 2.2 Frequently Used Acronyms, Abbreviations, Definitions, and Units of Measurement

All units in this report are based on the International System of Units ("SI"), except industry standard units, such as troy ounces for the mass of precious metals. All currency values are in United States Dollars ("USD" or "$") unless otherwise stated.

This report uses abbreviations and acronyms common within the minerals industry.

Table 2-2 and Table 2-3 respectively identify the terms, abbreviations and units of measurement used in this Report.

Table 2-2: Technical Terms and Abbreviations

| Abbreviation | Acronym |
|---|---|
| AC | Air Conditioning |
| AACE | American Association of Cost Engineers |
| ADIS | Automated Digital Imaging System |
| ADR | Adsorption, Desorption, Recovery |
| Ag | Silver |
| AGP | Acid Generation Potential |
| AIS | Air Insulated Substation |
| Anglo | Anglo American Norte S.A. |
| ARD | Acid Rock Drainage |
| As | Arsenic |
| ASC | Aluminium Standard |
| ASTER | Advanced Spaceborne Thermal Emission and Reflection Radiometer |
| ASTM | American Society for Testing and Materials |
| Au | Gold |
| AuEq | Gold Equivalent |
| BFA | Bench Face Angle |
| BLS | Base Line Studies |
| B.O.O. | Build/Own/Operate |
| BWi | Bond Work Index |
| CAPEX | Capital Expenditure |
| CCA | Capital Cost Allowances |
| CCD | Counter Current Decantation |
| CChM | "Comisión Chilena de Minería" |
| CCRV | Concentric Cylinder Rotational Viscometer |
| CEA | Cumulative Expenditure Account |
| CEMA | Conveyor Equipment Manufacturers Association |
| CFB | Earliest Cretaceous Host Rock (Basement) |
| CIC | Carbon in Column |
| CIF | Cost, Insurance and Freight |
| CIF-FO | Cost, Insurance and Freight, Free Out |
| CIL | Carbon in Leach |
| CMC | Carboxy Methyl Cellusose |
| CNF | Free Cyanide |
| CO | Carbon Monoxide |
| CODELCO | "Corporación Nacional del Cobre de Chile" |
| COG | Cut off Grade |
| $CO_2$ | Carbon Dioxide |

| Abbreviation | Acronym |
|---|---|
| CR | Caspiche Regional Drill Hole |
| CSD | Caspiche Diamond Drill Hole (by Exeter) |
| CSD | Critical Solids Density |
| CSAMT | Controlled Source Audio-Magnetotelluric Tensor |
| CSS | Closed Size Setting |
| Cu | Copper |
| CuEq | Copper Equivalent |
| CUT | Central Unitaria de Trabajadores |
| DCS | Distributed Control Systems |
| DDH | Diamond Drill Hole |
| DDIP | Dipole Dipole Induced Polarization |
| DEM | Digital Elevation Model |
| DEP | Dilution Entry Point |
| DFS | Detailed Feasibility Study |
| DIA | "Declaración de Impacto Ambiental" |
| DP | Diorite porphyry, principal host rock to higher grade core |
| DTB | Diatreme Breccia |
| DWi | Drop Weight Index |
| EBITA | Earnings Before Interest, Tax and Amortization |
| EBS | Environmental Baseline Study |
| EIA | Environmental Impact Assesment |
| EMPs | Environmental Management Plans |
| EMABLOS | Empresa Minera Mantos Blancos S.A |
| EoM | End of Mine |
| EPC | Engineering, Procurement, Construction |
| EPCC | Ex-pit Crushing and Conveying |
| EPCM | Engineering, Procurement and Construction Management |
| ESIA | Environmental and Social Impact Assessment |
| ESP | Electrostatic Precipitator |
| EW | Electrowinning |
| FCA | Free Carrier Allowed |
| FDI | Foreign Direct Investment |
| FOB | Free On Board |
| FTA | Free Trade Agreements |
| GA | General Arrangement |
| GDP | Gross Domestic Product |
| GIS | Gas Insulated Substation |
| GIS | Geographic Information System |
| GOH | Gross Operating Hours |
| GPS | Global Positioning System |
| $H_2SO_4$ | Sulphuric Acid |
| HDPE | High Density Polyethylene |
| HPGR | High Pressure Grinding Rolls |
| HSEC | Health, Safety, Environment & Community |
| HV | High Voltage |

| Abbreviation | Acronym |
|---|---|
| HVAC | Heating, Ventilation and Air Conditioning |
| ICP | Inductively Coupled Plasma |
| IFC | International Finance Committee |
| IFS | Initial Feasibility Study |
| IIA | "Informe de Impacto Ambiental" |
| IMO | International Maritime Organisation |
| IP | Induced Polarization Survey |
| IPCC | In-pit Crushing and Conveying |
| IRR | Internal Rate of Return |
| K/Ar | Potassium / Argon Geochronology |
| KCA | Potassic-calcic Alteration |
| Koz | Thousand Ounces |
| LAM | Lithology, Alteration and Mineralisation |
| LCT | Locked Cycle Testing |
| LHD | Load, Haul, Dumpers |
| LME | London Metal Exchange |
| LOM | Life of Mine |
| LV | Level Voltage |
| MASL | Metres Above Sea Level |
| MCC | Motor Control Centres |
| MCE | Maximum Credible Earthquake |
| MDE | Maximum Design Earthquake |
| METT | Metallurgy Drill Hole |
| MIBC | Methyl Isobutyl Carbinol |
| MII | Measured, Indicated & Inferred Resources |
| MISC | Miscellaneous |
| MLI | McClelland Laboratories International |
| $MoS_2$ | Molybdenum Disulphide |
| MTO | Material Take-off |
| MV | Medium Voltage |
| NAG | Net Acid Generation |
| NAV | Net Asset Value |
| NaHS | Sodium Hydro Sulphide |
| NOH | Normal Operating Hars |
| $NO_x$ | Nitrous Oxides |
| NPC | Net Present Cost |
| NPV | Net Present Value |
| NSR | Net Smelter Return |
| OB | Overburden |
| OECD | Organisation for Economic Co-operation and Development |
| OK | Ordinary Kriging |
| OPEX | Operational Expenditure |
| ORA | Option and Royalty Agreement |
| OSA | Overall Slope Angle |
| OSS | Open Size Setting |
| PAG | Potentially Acid Generating |
| PAX | Potassium Amyl Xanthate |
| Pb | Lead |
| PDIP | Pole-Dipole Induced Polarization |
| PEA | Preliminary Economic Assessment |

| Abbreviation | Acronym |
|---|---|
| PEX | Potassium Ethyl Xanthate |
| PFS | Pre-feasibility Study |
| PIMA | Portable Infra-Red Mineral Analyser |
| PLS | Pregnant Leach Solution |
| POX | Pressure Oxidation |
| PSA | Pit Slope Angle |
| QA/QC | Quality Assurance/Quality Control |
| QDP | Quartz-diorite Porphyry |
| $R_{Au}$ | Projected Gold Recovery |
| $R_{Cu}$ | Projected Copper Recovery |
| RC | Reverse Circulation drill hole |
| RC's | Refining Charges |
| RMR | Rock Mass Rating |
| ROL | Chilean Concession Identifier Number |
| ROM | Run of Mine |
| RQD | Rock Quality Designation |
| RMR | Rock Mass Rating |
| RSEIA | Regulation of Systems of Environmental Impact Assessment |
| SART | Sulphidation Acidification Recycling Thickening |
| SAG | Semi Autogenous Grinding |
| SCADA | Security Control and Data Acquisition |
| SG | Supergene |
| SGS | SGS Lakefield |
| SIC | Sistema Interconectado Central (Chilean National Grid) |
| SID | Sideral Drill Hole (Xstrata Ground) |
| SMC | SMC Testing Laboratories |
| SMU | Selective Mining Unit |
| SNC | SNC Lavalin Australia |
| $SO_x$ | Sulphur Oxides |
| SPI | SAG Power Index |
| SRM | Standard Reference Material |
| SXEW | Solvent Extraction Electrowinning |
| TBD | To Be Determined |
| TC's | Treatment Charges |
| TSF | Tailing Storage Facility |
| TUM | Time Utilization Model |
| UCS | Uniaxial Compressive Strength |
| UPS | Uninterruptible Power Supplies |
| UTM | Universal Transverse Mercator |
| VFD | Variable Frequency Drive |
| VOLCBX | Volcanic Breccia |
| VSD | Variable Speed Drive |
| XRD | X-Ray Diffraction |

**Table 2-3: Units of Measurement**

| Unit | Abbreviation |
|---|---|
| American Dollar | US$ |
| Canadian Dollar | CAD$ |
| Centigrade | °C |
| Centimetre | cm |
| Chilean Peso | CLP |
| Cubic metre | $m^3$ |
| Day | d |
| Dead weight ton (imperial ton – long ton) | dwt |
| Dry metric tonne | dmt |
| Foot/feet | ft |
| Gram | g |
| Gram/litre | g/l |
| Gram/tonne | g/t |
| Hectare | ha |
| Hour | h |
| Horsepower | HP |
| Kilogram | kg |
| Kilometre | km |
| Kilopascal | kPa |
| Kilotonnes per annum | ktpa |
| Kilovolt | kV |
| Kilovolt amp | kVA |
| Kilowatt | kW |
| Kilowatt hour | kWh |
| Kilowatt hour per short tonne | kWh/st |
| Litre | l |
| Litre per second | l/s |
| Megawatt | MW |
| Mega Volt Ampere | MVa |
| Metre | m |
| Metre per hour | m/h |
| Metre per second | m/s |
| Metres above sea level | masl |
| Metric tonne | t |
| Metric tonne per day | tpd |
| Metric tonne per hour | tph |
| Micron | µm |
| Milligram | mg |
| Milligram per litre | mg/l |
| Millimetre | mm |
| Million | M |
| Million cubic metre | $Mm^3$ |
| Million pounds | Mlb |
| Million tonnes | Mt |
| Million tonnes per annum | Mtpa |
| Minute | min |
| Part per million | ppm |
| Percent | % |
| Pound | lb |
| Second | s |
| Short ton | st |
| Square metres | $m^2$ |
| Thousand tonnes | kt |
| Tonnes per day | tpd |
| Troy ounce | oz |
| Wet metric tonne | wmt |
| Work Index | $W_i$ |
| Year | y |

## 2.3 PEA Effective Dates

The Effective Date of this report is taken to be the date of the completion of the financial model for the Project on April 30, 2014. The dates for critical information used in this report are:

- The Mineral Resource Estimate and block model were completed on April 11, 2012.
- The final PEA mine plans were issued on March 15, 2014.
- PEA Mineral process engineering and capital cost estimate were completed on April 10, 2014.
- The current personal inspection and site visit undertaken by all Qualified Persons was completed on April 12, 2011 and October 23, 2013.

There were no material changes to the scientific and technical information of the Project between the Effective Date and signature date of the Report.

## 2.4 2012 PFS Effective Dates

The effective date of this report is taken to be the date of the completion of the financial model for the Project on 1st December 2011. The dates for critical information used in this report are:

- The Mineral Resource estimate and block model were completed on June 30, 2011.
- The Oxide Stand Alone PFS was issued in June, 2011.
- The Mineral Reserve estimate for the project was completed on October 31, 2011.
- The final PFS mine plan was issued on October 31, 2011.
- PFS Mineral process engineering and capital cost estimate were completed on November 18, 2011.

## 3 RELIANCE ON OTHER EXPERTS

### 3.1 Other Independent Expert Persons

The reader is directed to the caution regarding forward information statement in Section 1.2 of this Technical Report.

The authors of this Technical Report are not qualified to provide extensive comment on legal issues associated with the Property. For portions of Section 4 dealing with the types and numbers of mineral tenures and licenses, the nature and extent of Exeter's title and interest in the Property, the terms of any royalties, back-in rights, payments or other agreements and encumbrances to which the Project is subject, Alquimia relied on the legal opinion of Mr. Pablo Mir of Bofill Mir Abogados.

# 4 PROPERTY DESCRIPTION AND LOCATION

This description of the property was modified from Van Kerkvoort et al. (2008).

## 4.1 Location

The Caspiche property is located 120 km ESE of Copiapó in the Atacama region of Chile (Figure 4-1). The property is situated at the southern end of the Maricunga metallogenic belt, between the undeveloped Cerro Casale gold-copper project 12 km to the south, and the operating Maricunga Gold Mine, 15 km to the north.



N
Lobo
Marte
Volcan
Refugio
CASPICHE
Cerro Casale
50km
PSAD56 UTM ZONE 19S

Figure 4-1: Caspiche Location Map (Source: Exeter, 2013)

The geographic centre of the property is located at approximately 27° 41' south latitude and 69° 18' west longitude (UTM Zone 19J, Geodesic system). Coordinates using datum PSAD56 are 471,000 m east and 6,937,000 m north (UTM Zone 19S, Cartesian system). Known mineralization on the Caspiche property is located in two areas: Caspiche Porphyry and Caspiche Epithermals as shown in Figure 4-3 Caspiche Porphyry has been referred to as Caspiche Central in previous Technical Reports. The Caspiche Epithermals has been referred to as Caspiche III in previous Technical Reports.

The total concession areas controlled by Exeter are shown in Figure 4-2 and the specific concession areas are presented in Figure 4-3 to Figure 4-7.

All concessions shown in Figure 4-3 represent those where Exeter has the earliest dated concession and can exercise exclusive exploration and exploitation rights over the illustrated areas. The total concession area covered by mineral rights owned by Exeter is 15,124 ha.

## 4.2 Mineral Tenure and Agreements

Chile is a country with a stable mining industry with mature mining laws. There are two types of mining concessions in Chile, exploration concessions and exploitation concessions.

With exploration concessions, the titleholder has the right to carry out all types of exploration activities within the area of the concession. Exploration concessions can overlap, but only the titleholder with the earliest dated exploration concession over the area as indicated by their identification (ROL[13]) number, can exercise these rights. For each exploration concession, the titleholder must pay an annual fee per hectare to the Chilean Treasury. Exploration concessions have duration of two years. At the end of this period, the concession may be renewed for 2 more years, in which case at least 50% of the surface area must be renounced; or converted, in total or in part, into exploitation concessions.

With exploitation concessions, the titleholder has the right to explore and exploit the minerals located within the concession area and to take ownership of the extracted minerals. Exploitation concessions can overlap, but only the titleholder with the earliest dated exploitation concession over the area can exercise these rights.

The titleholder must pay an annual fee to the Chilean Treasury of approximately 5.80 USD/ha. Exploitation concessions are of indefinite duration.

Concession owners do not necessarily have surface rights to the underlying land; however, they do have the right to explore or exploit the concession.

[13] Chilean statutory identification number

#### 4.2.1 Mineral Rights

The Caspiche property is 100% owned by Exeter Resource Corporation. Anglo American Norte S.A. (Anglo), formerly Minera Anglo American Chile Limitada and its affiliate Empresa Minera Mantos Blancos S.A. (EMABLOS) retains a 3% Net Smelter Royalty (NSR) on production from the project under the terms of the Purchase and Sale of Mining Claims agreement and retains the right to repurchase the mineral properties for the agreed expenditures that Exeter has incurred on the property in the event that commercial production has not commenced by March 31, 2026. In addition to the EMBALOS NSR, a private Chilean company holds a 0.08% NSR from production from the project.


N
Región de Atacama, Chile
Copiapó
Atacama
Power line
Access road
Caspiche
Refugio
Pipeline
19
Salar de Maricunga
Laguna Verde
La Ollita
0
30000
60000
Meters
"Caspiche" Concessions
"Reineta" Concessions
"Gloria" Concessions
"Flamingo" Concessions
"Albacora" Concessions

Figure 4-2: Property Map Showing All Exploration and Exploitation Concessions Controlled by Exeter (Source: Exeter, 2014)


N-6.940.000
N-6.935.000
U.T.M.
EXPLOITATION CONCESSIONS APPROVED: SCM ETON
EXPLORATION CONCESSIONS APPROVED: SCM ETON
EXPLOITATION CONCESSIONS PENDING: SCM ETON
EXPLOITATION CONCESSIONS APPROVED: XSTRATA OPTION
EXPLOITATION CONCESSIONS PENDING: XSTRATA OPTION
CASPICHE PROJECT
MINE CONCESSIONS
Scale

Figure 4-3: "Caspiche" Concessions Map Showing All Exploration and Exploitation Concessions Controlled by Exeter (Source: Exeter, 2013)



E- 455.000
E- 457.000
E- 459.000
E- 461.000
N-6.957.000
N-6.955.000
N-6.953.000
N-6.951.000
REINETA 1A
REINETA 2A
REINETA 3A
0
1
2
3 km
Escala
EXPLORATION CONCESSIONS APPROVED
MINE CONCESSIONS

Figure 4-4: "Reineta" Concessions Map Showing All Exploration and Exploitation Concessions Controlled by Exeter (Source: Exeter, 2013)


E- 344.000
E- 346.000
E- 348.000
E- 350.000
N-7.014.000
N-7.012.000
N-7.010.000
N-7.008.000
GLORIA 1
GLORIA 2
0
1
2
3 km
Scale
EXPLORATION CONCESSIONS APPROVED
MINE CONCESSIONS

**Figure 4-5: "Gloria" Concessions Map Showing All Exploration and Exploitation Concessions Controlled by Exeter (Source: Exeter, 2013)**


E- 513.000
E- 515.000
E- 517.000
E- 519.000
N-7.087.000
N-7.085.000
N-7.083.000
N-7.081.000
FLAMINGO 1
FLAMINGO 2
FLAMINGO 3
FLAMINGO 4
FLAMINGO 5
FLAMINGO 6
FLAMINGO 7
FLAMINGO 8
FLAMINGO 9
FLAMINGO 10
FLAMINGO 11
FLAMINGO 12
0 1 2 3 km
Scale
EXPLORATION CONCESSIONS APPROVED
EXPLORATION CONCESSIONS PENDING
MINE CONCESSIONS

**Figure 4-6: "Flamingo" Concessions Map Showing All Exploration and Exploitation Concessions Controlled by Exeter (Source: Exeter, 2013)**


E- 413.000
E- 415.000
E- 417.000
N-6.916.000
N-6.914.000
N-6.912.000
N-6.910.000
ALBACORA 1
ALBACORA 2
0
1
2
3 km
Scale
EXPLORATION CONCESSIONS APPROVED
MINE CONCESSIONS

**Figure 4-7: "Albacora" Concessions Map Showing All Exploration and Exploitation Concessions Controlled by Exeter (Source: Exeter, 2013)**

At the effective date of this report, the Caspiche property consists of twenty eight mining exploitation concessions totalling 4,467 ha. The granted mining exploitation concessions are listed in Table 4-1 and those under application are listed in Table 4-2.

**Table 4-1: Exeter Caspiche Mining Exploitation Concessions - Granted**

| Concession Name | ROL | Hectares | Claim Order | Concession Type |
|---|---|---|---|---|
| Caspiche 1 al 10 | 03203-1455-0 | 100 | SCM Eton Chile | Exploitation |
| Caspiche Segundo 1 al 32 | 03203-1494-1 | 312 | SCM Eton Chile | Exploitation |
| Vega de Caspiche 1 al 9 | 03203-1493-3 | 81 | SCM Eton Chile | Exploitation |
| Caspiche Tercero 1 al 10 | 03203-1495-k | 100 | SCM Eton Chile | Exploitation |
| Caspiche IV 1 al 7 | 03203-4659-2 | 70 | SCM Eton Chile | Exploitation |
| Caspiche V 1 al 20 | 03203-4660-6 | 185 | SCM Eton Chile | Exploitation |
| Caspiche VI 1 al 25 | 03203-4661-4 | 243 | SCM Eton Chile | Exploitation |
| Caspiche VII 1 al 20 | 03203-4662-2 | 169 | SCM Eton Chile | Exploitation |
| Caspiche VIII 1/30 | 03203-6117-6 | 300 | SCM Eton Chile | Exploitation |
| Caspiche IV 11 | 03203-4727-0 | 2 | SCM Eton Chile | Exploitation |
| Troya 1 al 12 | 03203-1856-4 | 120 | SCM Eton Chile | Exploitation |
| Panorama 1 1/250 | 03203-6292-K | 250 | SCM Eton Chile | Exploitation |
| Panorama 2 1/300 | 03203-6293-8 | 300 | SCM Eton Chile | Exploitation |
| Panorama 3 1/100 | 03203-6294-6 | 100 | SCM Eton Chile | Exploitation |
| Panorama 4 1/300 | 03203-6295-4 | 300 | SCM Eton Chile | Exploitation |
| Panorama 5 1/50 | 03203-6296-2 | 50 | SCM Eton Chile | Exploitation |
| Panorama 6 1/200 | 03203-6297-0 | 200 | SCM Eton Chile | Exploitation |
| Panorama 7 1/300 | 03203-6298-9 | 300 | SCM Eton Chile | Exploitation |
| Panorama 9 1/178 | 03203-6300-4 | 178 | SCM Eton Chile | Exploitation |
| Panorama 10 1/160 | 03203-6301-2 | 160 | SCM Eton Chile | Exploitation |
| Panorama 8A 1/80 | 03203-6302-0 | 80 | SCM Eton Chile | Exploitation |
| Vin Uno 1 al 20 | 03203-6259-8 | 100 | Xstrata | Exploitation |
| Vin Dos 1 al 14 | 03203-6260-1 | 70 | Xstrata | Exploitation |
| Vin Tres 1 al 14 | 03203-6261-K | 70 | Xstrata | Exploitation |
| Vin Cuatro 1 al 14 | 03203-6262-8 | 70 | Xstrata | Exploitation |
| Vin Dos 1 al 29 | 03203-5685-7 | 145 | Xstrata | Exploitation |
| Vin Tres 1 al 41 | 03203-5686-5 | 202 | Xstrata | Exploitation |
| Vin Cuatro 1 al 42 | 03203-5687-3 | 210 | Xstrata | Exploitation |
| TOTAL | | 4,467 | | |

Table 4-2: Exeter Caspiche Exploitation Concessions - In Application

| Concession Name | ROL[1] | Hectares | Claim Order | Concession Type |
|---|---|---|---|---|
| Escudo IV 1/240 red. 1/227 | 03203-5923-6 | 227 | SCM Eton Chile | Exploitation in application |
| Escudo V 1/240 red. 1/90 | 03203-5924-4 | 90 | SCM Eton Chile | Exploitation in application |
| Escudo VI 1/100 red. 1/20 | 03203-5925-2 | 20 | SCM Eton Chile | Exploitation in application |
| Panorama 8 1/300 red. 1/120 | 03203-6299-7 | 120 | SCM Eton Chile | Exploitation in application |
| Vin Cinco 1 al 60 | 03203-6263-6 | 300 | Xstrata | Exploitation in application |
| Vin Seis 1 al 60 | 03203-6264-4 | 300 | Xstrata | Exploitation in application |
| Vin Siete 1 al 60 | 03203-6265-2 | 300 | Xstrata | Exploitation in application |
| TOTAL | | 1,357 | | |

The Caspiche exploitation concessions do not have expiration dates, and are in good standing as of the effective date of this report. Exeter paid the annual license fee for the Caspiche concessions for the period 2013 to 2014 and Exeter expects to make payments required to maintain the properties in good standing for the foreseeable future. No encumbrances are registered on the concessions and they are subject only to the 3% Anglo NSR and an additional 0.08% NSR to a third party Chilean company.

At the effective date of this report Exeter had been granted 34 mining exploration concessions over the original concessions, vacant ground and those of third parties, totalling 9,300 ha. These concessions are valid under Chilean law, but are considered junior to the Caspiche and third party concessions where they overlap. The concessions that overlap the Caspiche concessions were established by Exeter as a safeguard only. The Panorama and Bonanza series of concessions were established to allow for various infrastructure location scenarios. All granted mining exploration concessions are free of encumbrances and they are not affected by the payment of royalties or other obligations in favour of third parties. The granted Exeter mining exploration concessions are shown in Figure 4-3 and listed in Table 4-3.

Table 4-3: Exeter Exploration Concessions - Granted

| Concession Name | ROL[1] | Hectares | Claim Order | Concession Type |
|---|---|---|---|---|
| Escudo 7 | 03203-B760-0 | 300 | SCM Eton Chile | Exploration |
| Escudo 8 | 03203-B761-9 | 300 | SCM Eton Chile | Exploration |
| Escudo 9 | 03203-B762-7 | 300 | SCM Eton Chile | Exploration |
| Escudo 10 | 03203-B763-5 | 300 | SCM Eton Chile | Exploration |
| Escudo 11 | 03203-B764-3 | 300 | SCM Eton Chile | Exploration |
| Escudo 12 | 03203-B765-1 | 300 | SCM Eton Chile | Exploration |
| Escudo 13 | 03203-B766-K | 300 | SCM Eton Chile | Exploration |
| Escudo 14 | 03203-B767-8 | 300 | SCM Eton Chile | Exploration |
| Escudo 15 | 03203-B768-6 | 200 | SCM Eton Chile | Exploration |
| Escudo 16 | 03203-B769-4 | 200 | SCM Eton Chile | Exploration |
| Escudo 17 | 03203-B770-8 | 300 | SCM Eton Chile | Exploration |
| Escudo 18 | 03203-B771-6 | 300 | SCM Eton Chile | Exploration |
| Escudo 19 | 03203-B772-4 | 100 | SCM Eton Chile | Exploration |
| Escudo 20 | 03203-B773-2 | 300 | SCM Eton Chile | Exploration |
| Escudo 21 | 03203-B774-0 | 300 | SCM Eton Chile | Exploration |
| Escudo 22 | 03203-B775-9 | 300 | SCM Eton Chile | Exploration |
| Escudo 23 | 03203-B776-7 | 300 | SCM Eton Chile | Exploration |
| Escudo 24 | 03203-B777-5 | 300 | SCM Eton Chile | Exploration |
| Escudo 25 | 03203-B778-3 | 300 | SCM Eton Chile | Exploration |
| Flamingo 1 | 03102-G627-7 | 300 | SCM Eton Chile | Exploration |
| Flamingo 2 | 03102-G628-5 | 300 | SCM Eton Chile | Exploration |
| Flamingo 3 | 03102-G629-3 | 300 | SCM Eton Chile | Exploration |
| Flamingo 4 | 03102-G630-7 | 300 | SCM Eton Chile | Exploration |
| Flamingo 5 | 03102-G631-5 | 300 | SCM Eton Chile | Exploration |
| Flamingo 6 | 03102-G632-3 | 300 | SCM Eton Chile | Exploration |
| Corvina 1A | 03203-C284-1 | 300 | SCM Eton Chile | Exploration |
| Salmon 1A | 03203-C283-3 | 100 | SCM Eton Chile | Exploration |
| Reineta 1A | 03203-C280-9 | 200 | SCM Eton Chile | Exploration |
| Reineta 2A | 03203-C281-7 | 300 | SCM Eton Chile | Exploration |
| Reineta 3A | 03203-C282-5 | 300 | SCM Eton Chile | Exploration |
| Albacora 1 | 03203-B786-4 | 300 | SCM Eton Chile | Exploration |
| Albacora 2 | 03203-B787-2 | 300 | SCM Eton Chile | Exploration |
| Gloria 1 | 03202-2492-6 | 200 | SCM Eton Chile | Exploration |
| Gloria 2 | 03202-2493-4 | 200 | SCM Eton Chile | Exploration |

On March 4, 2011, Exeter entered into an option agreement with Xstrata Norte Exploraciones for their VIN properties located immediately east of the Exeter Caspiche licenses. The properties cover 1,767 ha and are shown in Figure 4-3. The agreement with Xstrata provides for Exeter to acquire 100% of the VIN properties by meeting escalating annual drilling requirements, to a total of 15,000 m, within 4 years. After the 15,000 m of drilling is completed, Xstrata has a once only back in right to acquire a 60% interest in the property, provided the discovery of a deposit of greater than 100 Mt at >0.5 % copper has been made. Should Xstrata elect to back in, it must pay Exeter three times its expenditure on the property. In the event that Xstrata does not exercise its back in right, its interest will revert to a 2% NSR. Exeter has the right to purchase 50% of the NSR for USD 10 million.

The VIN exploitation concessions do not have expiration dates, and are in good standing as of the effective date of this report. Exeter will make all payments required to maintain the properties

in good standing in 2013 - 2014. No encumbrances are registered on the concessions and they are subject only to the agreement with Xstrata as detailed above.

Figure 4-3 shows those Exeter concessions (including the Caspiche concessions and those held under the option agreement with Xstrata) in which Exeter holds the earliest dated concessions and controls exclusive rights to the mineral rights.

Table 4-4 shows the area of all exploration and exploitation concessions applied for and / or controlled by Exeter.

**Table 4-4: Summary of Ground Covered by Exeter Mineral Properties and Details of Exeter Concessions which Overlap Caspiche and Third Party Concessions**

| | Concession Block | Hectares |
|---|---|---|
| 1 | Total Exeter Caspiche concessions (includes Caspiche VIII) | 1,562 |
| 2 | Exeter Troya concession | 120 |
| 3 | Unencumbered Exeter concessions (where Exeter has priority[14]) | 6,038 |
| 4 | Xstrata concessions subject to option agreement with Exeter (less areas where Exeter has priority[a]) | 1,767 |
| 5 | Total Area Controlled By Exeter (1+2+3+4) | 9,487 |
| 6 | Total Area Of Exeter Concessions That Overlie Pre-existing Concessions | 5,637 |

### 4.2.2 Agreements and Royalties

On October 11, 2005, Exeter entered into an option and royalty agreement (ORA) with Anglo American Chile Limitada and EMABLOS. The ORA is subject to Chilean Law and any dispute resulting from the agreement will be resolved through arbitration by the Centro de Arbitrajes de la Cámara de Comercio de Santiago A.G.

The ORA covered seven projects, including Caspiche. According to the terms of the ORA, Exeter had the option to acquire a 100% interest in the property by meeting certain expenditure and drill requirements, as set out in Table 4-5.

As of March 2011, Exeter had fulfilled the total expenditure and drilling requirements for the full term of the ORA and in April 2011 Minera Eton Chile S.A. ("Eton"), Exeter's local subsidiary, entered into an agreement (the "Purchase Agreement") to exercise the option and purchase the Caspiche project from Anglo. The Purchase Agreement dated April 13, 2011, superseded and replaced the ORA, added additional tenure to the Caspiche property package and provided additional definition and details on the transaction.

[14] Priority in this instance means that the Exeter properties have the earliest dated ROL number in the area and thus retain the exclusive right over the respective granted exploration and exploitation tenements in this area.

Table 4-5: Minimum Expenditures and Drilling Requirements under Exeter's ORA with Anglo

| Year | Minimum Expenditure (USD) | Drilling Requirements (m) |
|---|---|---|
| 1 | 250,000 (spent) | 1,500 (completed) |
| 2 | 300,000 (spent) | 2,000 (completed) |
| 3 | 400,000 (spent) | 3,000 (completed) |
| 4 | 600,000 (spent) | 4,000 (completed) |
| 5 | 1,000,000 (spent) | 5,000 (completed) |
| TOTAL | 2,550,000 (spent) | 15,500 (completed) |

According to the Purchase Agreement, Anglo holds a royalty equal to a 3% NSR from the commencement of the commercial production of the Caspiche Project. An advance royalty payment of USD 250,000 is payable annually for the first 10 years to March 2021 and then USD 1 million per year through March 2026. These payments terminate upon the commencement of commercial production at Caspiche and the NSR becomes payable. The NSR is not payable in months when the gold price is below 325 USD/oz. If production from the property has not commenced within 15 years of exercising the option, Anglo has a right to buy the property back by paying Exeter's agreed historical expenditures.

Exeter has paid the annual license fees for all concessions for the period 2013 to 2014.

Exeter relied on the opinion of Mr. Pablo Mir of Bofill Mir Abogados regarding the validity of the option agreement and the title of the optioned lands (Mir, 2013).

The property has been legally surveyed.

## 4.3 Operational Permits and Jurisdictions

### 4.3.1 Environmental Permits

On March 6, 2009 Exeter's DIA (Environmental Impact Declaration) was approved allowing the Company to undertake future exploration activities. All drilling activities at Caspiche have been permitted through the approved DIA. No additional permits are required for exploration activities at Caspiche. Additional permits will be required for the exploitation of the Caspiche orebody. There are no further environmental liabilities known for the project at this time.

### 4.3.2 Surface and Land Rights

In accordance with that set forth in the Chilean Mining Code any titleholder of a mining concession, whether for exploration or exploitation, shall have the right to establish an occupation easement over the surface land as required for the comfortable exploration or exploitation of its concession. In the event that the surface property owner is not agreeable to grant the easement voluntarily, the titleholder of the mining concession may request said easement before the Courts of Justice who shall grant it upon determination of the compensation for losses as deemed fit.

On March 15, 2011, Exeter's local subsidiary, Eton, was granted an occupation easement over an area of 1.77 ha where the project camp was located. The initial duration of this easement was three years with a further, once only, extension of three years. According to this contract, Exeter must pay a mutually agreed amount every three months.

On June 16, 2011, the Ministry of Public Property (Ministerio de Bienes Nacionales) granted Exeter a lease over an area of 1,313 ha in the area of the Caspiche project. The duration of the initial contract is five years from May 3, 2011 and is renewable thereafter. An annual rental payment is paid quarterly by Exeter.

On June 10, 2013, Exeter's application for additional surface rights, referred to in Chile as a surface land use easement ("Easement"), was granted by the Ministry of Public Property (Ministerio de Bienes Nacionales). This extends the easement area to cover most of Exeter's additional tenements as well as surface area that may be required for Caspiche development. This Easement secures the right to carry out work and install all of the infrastructure and surface modifications required for the potential development of a mining operation, including roads, excavations, stockpiles, buildings, pipelines, power lines, tailings storage facilities and the like. In consideration for securing the Easement, Exeter made an initial payment of US$1.5 million and is required to make annual payments through to 2022 to maintain the Easement which is valid for 25 years. The Easement excludes specific surface rights in areas owned by the indigenous community, the Comunidad Colla Rio Jorquera y sus afluentes (CCRJ). Exeter has an access agreement with CCRJ and expects to maintain a good relationship, including open communications with the CCRJ and other indigenous communities in the Maricunga area. The Easement is currently the subject a court claim challenging the Chilean Government's grant of the Easement. The claim, filed before the Santiago Civil Court, was filed by a private Chilean mineral exploration company, Cerro del Medio. Under Chilean mining law there are provisions which provide for securing necessary surface access for the development of mineral deposits. Cerro del Medio's claim, cites "non-compliance by the Chilean Government of certain legal formalities required to approve the easement" and "that the easement granted overlaps Cerro del Medio's Santa Cecilia project mining properties". A review of the claim by Eton Chile's Chilean legal counsel has concluded that Cerro del Medio's claim has no grounds under Chilean law and should be rejected.

Figure 4-8 shows a plan of the granted surface rights (Easement) for the Caspiche Project.


Copiapó 110 km
Maricunga Mine 6 km
Caspiche
5 km
Cerro Casale 6 km
N
Exeter Tenement Outlines
Exeter Approved Easement
Existing BBNN* Lease Agreement with Exeter
Public Road
Maricunga Mine Power Line
*BBNN = Ministerio de Bienes Nacionales (Ministry of National Property)

**Figure 4-8: Extended Surface Rights Caspiche Project (Exeter 2013)**

### 4.3.3 Water Use Rights

Cuenca One

In March 2013 Exeter announced that it had completed its first water exploration drill hole to test a potential aquifer located within the Cuenca One tenement. Water was encountered in drilling and preliminary air lift tests were conducted to establish the initial characteristics and significance of the water encountered.

A second exploration drill hole sited approximately 1,200 m northwest of the first drill hole, encountered similar lithologies and good quality water. Air lift tests completed on this hole returned water flows similar to the first drill hole. The water levels in each of the holes returned to original levels within minutes of the termination of the air lift tests, suggesting the potential for positive recharge within the aquifer.

Eton has applied for new water exploration rights to the area and is awaiting approval. Should the Company secure new water exploration rights, data will be evaluated to determine potential size, continuity and transmissivity of the aquifer ahead of a decision to conduct further drilling.

Program for 2013/2014 Season

The objective of Exeter's current water program is to identify, evaluate, and secure water sources to support a potential initial heap leach gold stage and a follow-on gold-copper sulphide stage of mining at Caspiche. Preliminary, internal studies relating to developing Caspiche as a smaller scale, staged mine indicate potential for a significantly lower water requirement.

On June 3, 2013 Exeter's Chilean subsidiary, Eton, entered into a joint venture agreement (JV) with Minera Atacama Pacific Gold Limitada ("MAPG"), the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation ("Atacama"). The JV, which was subsequently amended on 27 February, 2014 covers the potential exploration for subsurface water associated with granted tenements, Cuenca Two and in the Peñas Blancas area near Laguna Verde. This agreement allows Eton to earn up to an aggregate 90% interest in the concessions by incurring 90% of all expenditures relating to the exploration and potential development of water supply from JV areas. In addition, upon discovery and approval of water rights by the General Directorate of Water Resources (DGA), Eton will to pay Hydro Exploraciones SpA (a related company to MAPG) US$ 15,000 per litre for 40% of any DGA approved water rights to a maximum of US$1.0 million.

# 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

## 5.1 Accessibility

Access to the project is by 183 km of paved and gravel road from Copiapó. The initial 22 km running south from Copiapó through the town of Tierra Amarilla is paved highway which connects to a 161 km treated gravel road that runs east-southeast to the project site (*Ruta C-459*). Currently, total driving time from Copiapó to site is approximately 3 hours. The main gravel road serves as a regional transportation route to Argentina and is gradually being upgraded. This route also serves the nearby Maricunga Gold Mine (Kinross Gold Corp.) and Cerro Casale gold-copper project (Kinross Gold Corp. and Barrick Gold Corp.). From this road, several access alternatives exist to the project and other additional access options have been identified if required, this is presented in Figure 5-1.

Copiapó is the administrative capital of Chile's Atacama Region and has a population of approximately 130,000 people. It has a long history as a mining centre with excellent mine support infrastructure and also has a significant agricultural industry based on fruit production. Copiapó is situated on national *Ruta 5* which forms part of the continental Pan-American Highway. It is serviced by three Chilean airlines and has multiple daily services with Santiago and other regional centres.

## 5.2 Climate

The climate at Caspiche is typical for the central Andean Cordillera: windy, cold at night with limited precipitation, usually in the form of snow. Day-time temperatures in summer months approach 23 °C, with night-time lows of 5 °C. Day-time temperatures in winter are around freezing, with night-time temperatures dropping to -15 °C. Exploration field seasons generally run from late October through mid-May. Operating mines in the area, such as the nearby Maricunga Gold Mine, are operated year-round at elevations similar to Caspiche, at 4,200 to 4,500 m.a.s.l. Should Caspiche be developed, it is expected that the mine would be operated year-round. Exeter operates three automatic weather stations to monitor detailed climatic variations and this data is incorporated in environmental baseline studies.

## 5.3 Local Resources

There are no significant population centres in the immediate vicinity of the Caspiche project. There are a number of local communities who raise crops and livestock in areas of the valleys that drain the region. However there is a significant skilled and semi-skilled workforce in the Copiapó valley stretching from Tierra Amarilla to the north through Copiapó to Caldera on the coast and northwards to Antofagasta and beyond. Chile generally is an advanced country in terms of mining technology and infrastructure and supplies high quality mining professionals to other countries.

The Copiapó River and its tributaries are the main source of drinking and industrial/agricultural water for the Region and its resources are currently fully exploited. New and developing mining projects are either planning to exploit high altitude Andean endorheic basins with no hydraulic connection to the Copiapó River, or raw or desalinated sea water.

All workforce transport is by private vehicles. Existing mines and exploration projects house their workers in fully serviced camps with workers travelling in and out on a roster system. Exeter will follow this procedure during construction and operation of Caspiche.

ALQUIMIA

exeter
RESOURCE CORPORATION



MAP SHOWING ACCESS ALTERNATIVES
TO THE CASPICHE PROJECT
Co. La Fortuna
N
Portezuelo Paredones
Vega Llareta
La Angostura
MARICUNGA MINE
Rancho del Gallo
Pasto Grande
Vega La Colorada
Pasto Redondo
Vega de La Mona
Campamento
Caspiche
CASPICHE
PORPHYRY
La Guardia
Cordón Yeguas Heladas
CERRO CASALE
El Nevado
La Junta de Cachitos
Las
Cuevitas
Vegas Pastillos
LEGEND
EXISTING ROAD ACCESS
RUTA C-459 ACCESS ROAD COPIAPO TO MARICUNGA MINE
CURRENT PRIMARY ACCESS TO CAPICHE PORPHYRY
ALTERNATE ACCESS TO CASPICHE VIA RUTA C-459
ALTERNATE ACCESS TO CASPICHE VIA MARICUNGA MINE
ALTERNATE ACCESS TO CASPICHE VIA CERRO CASALE
CURRENT PRIMARY ACCESS TO CERRO CASALE
POTENTIAL ALTERNATE ROAD ACCESS
POTENTIAL ALTERNATE ACCESS TO CASPICHE

Figure 5-1: Caspiche Location Map (Source: Exeter, 2013)

## 5.4 Current Infrastructure

Caspiche is a green field site, and thus existing site infrastructure is limited to an exploration camp and roads.

The property is large enough to host an open pit or underground mining operation, although optimum locations for infrastructure may overlie third party mining claims. Concession owners have the right to establish an occupation easement over the surface as required for the comfortable exploration or exploitation of the concession.

On March 15, 2011, Exeter was granted an occupation easement over an area of 1.77 ha where the project camp was located. On June 16, 2011 the Ministry of Public Land of the Chilean government (Bienes Nacionales) granted Exeter a surface rights lease over an area of 1,313 ha in the area of the Caspiche project. The duration of the initial occupation easement and surface rights contract is three and five years respectively with both being renewable thereafter.

On June 10, 2013 the Chilean government granted approximately 9,600 ha surface land use easement to extend the area to cover future potential development of Caspiche. The easement specifically excludes surface rights in areas owned by the local indigenous communities. This easement is now also the subject of a court claim initiated by a local Chilean company challenging the Chilean governments granting of the easement.

Exeter is also completing production size drill holes at concessions in the Penas Blancas area where it has the option to acquire up to a 90% interest in any water discovered. It is anticipated that these initiatives could provide sufficient water for the proposed oxide development at Caspiche. In addition, initiatives are ongoing to outline additional sources of water.

Power for the existing projects in the Maricunga region is normally sourced from near Copiapó and carried to the mines by private power lines owned by the operating companies. Copiapó and the surrounding areas are serviced by an extensive power grid known as the Central Interconnected System, (SIC), which also services the main population centres around Santiago and further south. Plans are currently being implemented to considerably strengthen the power generation and distribution system in the region and are due to be completed in 2017. Exeter intends using on site power generation or extending the Maricunga line for the power supply for the heap leach power requirements and will then connect to the grid system should the sulphide project be developed.

### 5.4.1 Physiography

The Caspiche property is located high in the central Chilean Andes within the region commonly described as the Atacama Desert. The topography within the property is almost entirely volcanic in nature and consists of broad open areas of moderate relief and prominent ridges with limited cliff zones of exposed bedrock (Figure 5-2). The Caspiche property itself lies within the

catchment of the Copiapó river tributary system, however a little further to the north-west an intermediate ridgeline and valley system closes the high Andean drainage resulting in a chain of endorheic saline lakes stretching considerable distances within the high Atacama region.

Elevation within the property ranges from 4,200 to 4,700 m.a.s.l. Vegetation is limited to grasses and small thorny bushes and small marsh areas at the junction of creeks. Wildlife includes guanaco, vicuña, foxes, rabbits, ground squirrels, hawks, condors and small reptiles.


Caspiche
Porphyry
Filo
Central
Caspiche
Epithermals

Figure 5-2: Photograph of Caspiche Property Looking West (Source: Exeter, 2013)

## 6 HISTORY

The following project history was modified from Van Kerkvoort et al. (2008).

The southwest part of the property, which includes Caspiche Porphyry, was staked in 1986 by Anglo as part of a generative exploration program covering the entire Maricunga metallogenic belt. Newcrest held the project through an option agreement with Anglo from 1996 to 1998, during which time they discovered the Caspiche Epithermals mineralization and staked an additional 2,561 ha to cover it. Newcrest decided to abandon exploration in South America in 1998, and the ground held by Newcrest lapsed and became open. Anglo subsequently staked portions of this ground to form the current Caspiche property position.

Anglo was the first to explore the Caspiche area. Between 1986 and 1990, Anglo conducted three field campaigns on the property. The first campaign consisted of rock-chip and grid-soil geochemical surveys, where a total of 842 rock-chip samples and 431 soil samples were collected. These surveys identified a 650 m by 300 m zone of the Caspiche Porphyry area that was strongly anomalous at surface in gold, silver, copper, and arsenic. Eighty rock samples returned values greater than 1 g/t gold, with a high value of 5.45 g/t gold.

During the 1988 field season, Anglo drilled 568 m in 12 shallow air rotary holes in the Caspiche Porphyry sector. These drill holes targeted near-surface gold mineralization identified in hydrothermally altered volcanic rocks, and delineated by geochemical surveys. Drilling from this campaign intersected significant widths of mineralization in several holes, including 32 m grading 1.10 g/t gold in SHC-4 and 48 m grading 1.03 g/t gold in SHC-5.

During the 1990 season, Anglo drilled 950 m in six reverse circulation (RC) holes, exploring the Caspiche Porphyry gold system to greater depths. Results from this program yielded narrow intersections of gold mineralization, including 10 m grading 1.09 g/t gold in SPC-02 and 34 m grading 0.63 g/t gold in SPC-05.

During the first field season of the option in 1996-997, Newcrest conducted geological mapping, rock geochemical surveys, aeromagnetic and IP / resistivity geophysical surveys and drilled 3,298 m in 14 RC drill holes. Twelve holes were drilled at Caspiche Porphyry to follow-up disseminated mineralization discovered by Anglo and to test targets defined by the geochemical and geophysical surveys. Two holes were drilled in the Caspiche Epithermals area, targeting epithermal-style mineralization indicated by anomalous gold and mercury surface geochemistry.

During the 1997-1998 field season, Newcrest conducted soil geochemical surveys, geological investigations and drilled 4,123 m in 22 RC drill holes in the Caspiche Porphyry and Caspiche Epithermals prospect areas. Porphyry-style gold-copper mineralization was encountered in several of the drill holes at Caspiche Porphyry.

Exeter optioned the property in October 2005. No significant exploration work was reportedly conducted on the property from the end of the Newcrest drill campaign until Exeter began work.

In 2006 and 2007, Exeter compiled historic exploration data into a geographic information system (GIS), reprocessed existing geophysical data, completed geological mapping of the property area, collected rock-chip samples and conducted controlled source audio-frequency magnetotellurics (CSAMT), pole-dipole induced polarization (PDIP), and natural source magnetotellurics geophysical surveys. In 2008 and 2009, Exeter completed property-scale geological mapping, a PIMA™ (field portable, infrared spectrometer useful for mineral identification) study of drill core samples, a soil orientation survey over the Caspiche Porphyry area, a reinterpretation of the regional geophysical data and age dating work.

From 2006 through September 2011, Exeter completed over 66,000 m of drilling in 99 drill holes, mostly as deep diamond drill holes in the Caspiche Porphyry area. Other work conducted during this period included geological mapping of the surface of the property, geochemical and geophysical surveying to help guide exploration for additional intrusive centres, geotechnical logging and geomechanical testing of a significant number of oriented drill cores and metallurgical testwork to determine expected metallurgical recoveries and guide process design.

During the drill season between September 2011 to May 2012, Exeter completed 35 diamond holes for 8,666 m, including an extensive geotechnical program, metallurgical test holes and groundwater monitoring holes.

At the end of November 2012, a radiometrics and high resolution helicopter magnetic program was conducted at Panorama and over the Vin properties held under option from Xstrata by NewSense Geophysics Ltd.

# 7 GEOLOGICAL SETTING AND MINERALIZATION

The following description of the regional geology was modified from Van Kerkvoort et al. (2008).

## 7.1 Regional Geology

The Caspiche property is located in the Maricunga metallogenic belt, a north-northeast trending linear zone containing at least 14 occurrences of gold and / or silver mineralization between latitudes 26° and 28° S in the Andean Cordillera of northern Chile (Vila and Sillitoe, 1991; Figure 7-1).

The Maricunga belt consists of a series of volcanoes of andesitic to dacitic composition as presented in Figure 7-2. These volcanoes are Oligocene to late Miocene in age and form part of the continental margin volcanic-plutonic arc. These volcanic rocks are generally restricted to north-south trending grabens, and Paleozoic to Triassic age basement rocks are exposed in intervening horst blocks. Volcanism occurred in four events grouped into two main episodes. The initial event began in late Oligocene and lasted until early Miocene age (26 to 20 Ma). The second occurred during the middle Miocene age (16 to 11 Ma). These events created numerous stratovolcanic complexes and dome fields over the length of the belt. The third and fourth episodes of dacitic volcanism occurred in the late Miocene age (11 to 7 Ma) and late Miocene to early Pliocene age (7 to 5 Ma), respectively, and included the formation of two pronounced volcanic edifices, Volcán Copiapó and Volcán Jotabeche shown in Figure 7-2.

Two main structural trends are important in the Maricunga belt. North-south to north-northeast trending high-angle reverse faults form a series of horsts and graben blocks. It is these graben structures that host significant west-northwest to north-northwest trending structures occurring as normal trans-tensional faults, dykes, veins and linear alteration zones, and are associated with alteration and mineralization in late Oligocene to early Miocene age volcanic centres.

The Maricunga belt hosts several significant mines and advanced projects. The deposits are typically of the porphyry gold-copper style or high sulphidation epithermal gold-silver. Examples of porphyry deposits in the Maricunga belt are the Maricunga mine, Cerro Casale, and Lobo Marte. High sulphidation examples include La Coipa and La Pepa. A strong northwest-southeast structural control to the mineralization is typical of many of the deposits. Some Maricunga deposits have epithermal alteration textures superimposed (telescoped) onto porphyry alteration textures. Figure 7-1 illustrates the regional geology of the Maricunga metallogenic belt.


PERU
BOLIVIA
50
100
150
200
Altiplano-Puna
20°
PACIFIC OCEAN
Eocene-Oligocene Porphyry Copper Belt
25°
Ext. Of Easter "Hot Line"
Bajo de la Alumbrera (Late Miocene)
MARICUNGA BELT (Late Olig.- Miocene)
Copiapo
El Indio Belt (Miocene)
30°
Peru-Chile Trench
CHILE
ARGENTINA
Late Miocene-Pliocene Porphyry Copper Belt
Santiago
0 km
500 km
35°
70°
65°

Figure 7-1: Metallogenic Belts of Northern Chile and Argentina (Source: Vila and Sillitoe, 1991)


69°
La Coipa
27°
Marte
Lobo
La Pepa
Volcan Copiapo
Refugio
Volcan Laguna
Caspiche
Santa Cecilia
Aldebaran
Volcan Jotabeche
N
Chile
Argentina
28°
0
30 Km
Quaternary alluvium and evaporites
Pliocene volcanic rocks
Late Oligocene-late Miocene volcanic rocks
Jurassic-early Tertiary sedimentary and volcanic rocks
Paleozoic-Triassic basement (granitoids and volcanics)
Alteration zone
Strike-slip/normal fault
Reverse fault

**Figure 7-2: Regional Geology of the Maricunga Metallogenic Belt (Source: Vila and Sillitoe, 1991)**

## 7.2 Local & Property Geology

The following description of the property geology was modified from Tolman and Perkins (2010).

Figure 7-3, summarizes the bedrock geology of the Caspiche property, the black line indicates the outer boundary of the main property block. Figure 7-4 shows a representative geological cross-section of the Caspiche Porphyry deposit looking NNW.


LEGEND
N

Figure 7-3: Bedrock Geology of the Caspiche Property (Source: Exeter, 2013)


SECTION CSD 023
1,214 m @ 0.9 Au ppm & 0.33 Cu %

Figure 7-4: Gold Grade Histogram in Red, Copper Grade Histogram in Purple (Source: Exeter, 2013)

Drilling during the 2008-2009 and 2009-2010 campaigns led to an improved understanding of the alteration model at Caspiche Porphyry. The extent of late-stage advanced argillic alteration was confirmed, and the distribution of potassic alteration in the lower levels of the system was established. Supergene oxidation occurs dominantly as a flat lying blanket deepest in the central parts of the system. Vuggy quartz ledges intersected in the northern, eastern and southern part of Caspiche Porphyry are oxidized to depths of 150 to 200 m.

Infill drilling during the 2010-2011 campaign has confirmed the veracity of the previously proposed Caspiche alteration and geological model and has provided an improved context for peripheral exploration. Interpretation of drill core by Exeter geologists and consultants, together with recent geological modelling and resource estimation has highlighted the following significant findings:

- The host rocks at depth surrounding the porphyritic intrusive rocks are flat lying, at least 700 m thick, and contain sedimentary breccia, andesitic volcanic rocks, and abundant sandstone and siltstone

- The andesitic volcanic breccia is an important host to mineralization in the shallow parts of the Caspiche Porphyry deposit and is widely distributed in the immediate Caspiche area

- Modelling of the porphyritic intrusives shows them to be a sigmoidal, Z-shaped body in which the early diorite porphyry phase is surrounded by a discontinuous shell of inter-mineral quartz diorite porphyry

- The propylitic halo to the Caspiche Porphyry system has been intersected to the southwest about 600 m from the porphyry intrusive contact. Further definition of this halo at depth, below the overprinted advanced argillic zone, should effectively delimit the system

- A potassic-calcic zone, defined by the presence of actinolite, K-feldspar and magnetite, occurs at depth in the centre of the system. It is sulphide deficient, and forms a base to the mineralised zone

- An extensive zone of chlorite-sericite with and without albite alteration of siliciclastic sedimentary rocks appears to close off the system eastwards. However, a distal propylitic zone, like that defined previously to the west, has yet to be encountered

- Deep drilling along the west side of the system demonstrated the existence of a 700 m thickness of monotonous, polymict breccia, thereby confirming that it must define a phreatomagmatic diatreme

- The MacNeill gold-zinc zone, confined beneath the underside of the eastward-flared, late-mineral diatreme contact, is assigned an intermediate-sulphidation epithermal origin. It appears to be the product of the final mineralizing event in the Caspiche system, post-dating all alteration

- The principal rock types defined at Caspiche are assigned to four broad units: pre-mineral sedimentary rocks, volcanic breccia of probable diatreme origin that also predates much of the mineralization, several porphyry intrusions, and a post-mineral diatreme breccia.

### 7.2.1 Volcano-sedimentary Units

The sedimentary rocks are separated by disconformities. These are informally divided into the pre-mineral Caspiche Formation of Jurassic to Cretaceous age; the pre to syn-mineral Rio Nevado Formation of Oligocene to Lower Miocene age; and the post-mineral Yeguas Heladas Formation of Middle to Upper Miocene age.

The Caspiche Formation is exposed at the western margin of the property and is shown in purple in Figure 7-3. It is composed of columnar jointed andesite lava flows. Approximately 1 km west of the property boundary, the lavas are viewed overlying a sedimentary sequence of rocks which range from volcanoclastic siltstones to sedimentary breccias.

The Rio Nevado Formation consists of undifferentiated felsic pyroclastic rocks. The sequence contains multiple volcanic events forming a volcanic pile that is a minimum of 200 m thick, shown in light green in Figure 7-3. At Caspiche Epithermals, to the east of the property, the formation is crudely stratified with shallow, west-dipping horizons several metres thick. The rocks range from fine tuffs to pyroclastic breccias. Locally, thinly laminated siltstone separates the pyroclastic horizons. On the northern flank of Caspiche Porphyry, the formation contains pumice-rich pyroclastic flows that are locally welded. The upper portion of the formation is composed of felsic, flow-banded, and auto-brecciated lava.

The Yeguas Heladas Formation consists of a series of stratified volcanic rocks that post-date alteration and mineralization, shown in tan and gray in Figure 7-3. This unit comprises a lower conglomerate horizon overlain by non-welded pyroclastic deposits that contain vuggy silica and massive silica-altered clasts of the Rio Nevado Formation. The youngest volcanic unit on the property is a glassy, porphyritic, flow-banded and auto-brecciated felsic lava.

Unconsolidated quaternary deposits cover over 90% of the Caspiche project area, and include debris flows, glacial moraines, colluvium, alluvium and "vegas" (local term for small wetlands that are common on valley floors in the Andes). Drilling indicates the quaternary cover can be up to 80 m thick. This not shown in Figure 7-3 in order to show the distribution of the bedrock units.

In the Caspiche Porphyry area, the sedimentary rocks surround the composite porphyry stockworks on all sides roughly 500 m to 750 m below the surface (3700 m to 3870 m elevation level). The rocks comprise a monotonous sequence of hornfelsed and highly-altered sandstones and siltstones that in places display no obvious textural variation over tens of metres; hence, their previous designation as microdiorite. Locally, however, relict bedding at high angles to the core axis is observed, confirming the sedimentary origin of the package, which exceeds 400 m in thickness. Minor bodies of probable andesite porphyry, characterized by centimetre-sized plagioclase phenocrysts in a black, fine-grained, and highly altered groundmass, cut the sedimentary rocks locally, particularly near their upper contact. The andesite porphyry bodies are clearly intrusive because of the presence of chilled margins, but it is uncertain if they represent sills, dykes, or both.

The sedimentary rocks are overlain by 500 m to 750 m of volcanic breccia. The extent of this unit in the Caspiche Porphyry area is very extensive and has been noted over more than 1 km north-south and 3 km east-west. The breccia is polymictic and mainly composed of rounded to sub-angular clasts surrounded by a difficult to identify, highly altered, fine-grained, fragmental matrix. The clasts are typically between 1 cm and 3 cm in size, but locally up 10 cm. No evidence of bedding or size sorting has been observed. Intense alteration precludes certain identification of most clast lithologies, but the remnant textures and characteristic absence of magmatic quartz grains suggest that andesite, diorite and their porphyries predominate. Hornfelsed sedimentary rock and, very locally, andesite porphyry clasts are prominent in the breccia within a few metres of the contacts with these rock types. Although most clasts are internally homogeneous, recognition of veinlets confined in a minority of clasts is important, because it indicates hydrothermal activity occurred prior to breccia formation.

The origin of this volcanic breccia unit remains uncertain; however, it seems likely to be part of a large diatreme. The lack of bedding and size sorting over several hundred vertical metres would appear to preclude subaerial accumulation of the breccia. The presence of mineralized material in its clasts suggests that the diatreme was emplaced after the Caspiche porphyry system was initiated. It is unlikely that such material could have been transported from a distant volcano. Diatreme formation may even have aborted an early hydrothermal event at Caspiche. Previous interpretations centred the intrusive vent in the Caspiche Porphyry area, but the spacing of the drill pattern after the 2008-2009 drill programs effectively negated this possibility. Therefore, the vent is currently thought to lie beyond the core of the system, possibly to the north.

### 7.2.2 Intrusive Rocks

Exposed intrusive rocks at Caspiche are limited to a series of small felsic porphyritic stockworks located at Caspiche Porphyry that extend to the north and south. Locally, these exhibit chilled margins and flow banding. At depth at Caspiche Porphyry, two main porphyry intrusions constitute the well mineralized Caspiche stockwork, and a third porphyry intrusion abuts the Caspiche stockwork to the west and south. The two main porphyry intrusions are referred to as the Early Diorite Porphyry (DP) and the Early Inter-Mineral Porphyry (QDP1) and are interpreted to be early and early inter-mineral phases of the same intrusions. The third porphyry referred to as the Late Inter-Mineral Porphyry (QDP2) and is interpreted to be a late to inter-mineral phase.

The mineralized stockwork measures approximately 300 m by 400 m in plan, and does not vary appreciably in size over its defined 1200 m vertical extent. The DP appears to expand in size below the 3600 m elevation level, although it is intruded by a body of the Early Inter-Mineral Porphyry at this level. The bulk of the Early Inter-Mineral Porphyry lies east of the Early Diorite Porphyry, although a narrow, dyke-like body of Early Inter-Mineral Porphyry also follows the western side of the Early Diorite Porphyry. A fine-grained diorite porphyry occurs locally as a minor dyke within the mineralized stockworks, which it appears to post-date. The Late Inter-Mineral Porphyry is well-defined at shallow levels, where it constitutes a curved, body that wraps

around and truncates the western and southern sides of the earlier intrusions. At depth, however, the Late Inter-Mineral Porphyry is appreciably smaller.

The Early Diorite Porphyry is considered dioritic in composition because of the lack of quartz phenocrysts. Plagioclase and biotite phenocrysts are abundant and accompanied by subordinate hornblende. The original texture of the Early Diorite Porphyry is partly obliterated by intense alteration and veining. Veining is dominated by an intense, multi-directional, A-type quartz-veinlet stockwork. Near the top of the intrusive body, this type of veining constitutes more than 50% of the rock mass. Magnetite-only and quartz-magnetite veinlets are also widely developed as part of the stockwork.

The inter-mineral phases are coarser-grained and texturally better preserved than the DP. The inter-mineral phases contain quartz phenocrysts, and thus are interpreted to be quartz diorite porphyries. The Late Inter-Mineral Porphyry is noticeably coarser-grained and contains larger quartz phenocrysts than the Early Inter-Mineral Porphyry. The Early Inter-Mineral Porphyry is cut by abundant, relatively narrow (<0.5 cm), A-type quartz veinlets, but truncates many of the quartz veinlets in the Early Diorite Porphyry, including all those with widths of 1-4 cm. Quartz veinlet xenoliths are commonplace in the Early Inter-Mineral Porphyry, especially near contacts with the Early Diorite Porphyry. In contrast, the Late Inter-Mineral Porphyry is only weakly veined and, in its western parts, displays low alteration intensity and preservation of magmatic biotite and magnetite.

### 7.2.3 Structure

Mapping of bedrock exposures indicates the main structural orientations at Caspiche to be northwest, east-northeast, and roughly north-south. These same orientations are observed as lineaments on Landsat satellite imagery and airborne magnetic imagery. Newcrest interpreted several of these lineaments to be major fault zones, including a west-northwest trending structure north of Caspiche Porphyry. Exeter found no clear evidence of this fault zone being a controlling feature in the field during geological mapping in 2009.

Several minor faults and breccia systems have been identified within the Caspiche prospect from drilling. Despite preliminary attempts, no compelling correlations have been drawn to map the existence of major late faults indicating significant offsets, with the exception of a single vertically dipping, structure orientated NW-SE on the north-eastern edge of the system beyond the mineralized envelope. Another significant zone of structural weaknesses lies on the western contact of the lower flange of the late diatreme where scouring from the diatreme has generated a zone of 3 to 4 m of finely ground rock with a sand size consistency.

The prior existence of major mantle tapping structures is evidenced by the emplacement of the cluster of westward younging porphyry intrusions. The emplacement of the porphyry bodies appears to have healed or closed the upper extremities of these structures and/or the potential

trap site which halted the porphyry intrusions ascension towards the paleo surface at least in the area of the Caspiche prospect.

The broadly west younging porphyry association is attributed to progressive emplacement along the porphyry-sedimentary basement contact which would be the path of least lithostatic resistance to ascending magmas. Detailed checking of minor faults with consistent orientations between adjacent drillholes commonly shows different thicknesses, styles and fill mineralogy suggesting the correlation with consistent orientation may not imply connectivity. These can be interpreted to be related to secondary and tertiary fracturing of rock which remained unhealed during inter-mineral and late-mineral porphyry emplacement and brecciation.

### 7.2.4 Alteration

There are four end member alteration types noted on the Caspiche property:

- Porphyry style stockwork vein and associated alteration
- Retrograde hydrothermal alteration
- High sulphidation epithermal style alteration
- Supergene leaching and oxidation.

At Caspiche Porphyry, all four alteration styles are present. At Caspiche Epithermals no porphyry-style stockwork vein associated alteration has been observed, though it may be present at depth or laterally beneath cover.

Alteration is complex at Caspiche Porphyry. There are strong vertical controls, as well as proximal versus distal alteration mineralogy assemblages for the various styles. Pervasive overprinting by successive alteration events has frequently destroyed most primary textures, making identification of the original lithologies difficult. Porphyry stockwork style mineralization and associated alteration is not observed at surface, but has been intersected extensively in drill holes. The alteration comprises an inner potassic zone of potassium feldspar and biotite. These minerals are observed as independent zones and overlapping other alteration styles. Where unaffected by later alteration, magnetite as disseminations and hairline veinlets accompany the potassic alteration. Potassic alteration has a positive correlation with veining. Frequently potassium feldspar is observed as selvages on veins up to several centimetres wide which grades out into secondary biotite-dominated alteration. Biotite alteration is also developed in that portion of the Cretaceous Caspiche Formation basement that has undergone high temperature pro-grade hornfels contact metamorphism. In volcanic pendants immediately overlying the felsic stocks a strong patchy alteration is observed comprising irregular blebs of silica and clay. This has been described as a breccia, but can be traced laterally, where it grades into lithic tuffs. In some intrusive stockworks the upper cupola zone contains an intense "wormy" quartz texture. At deeper levels more typical A- and B-style porphyry stockwork veining is observed with late stage

sulphidic D-veins cutting both the earlier quartz veining and extending into the overlying volcanic units.

In some cases, propylitic alteration assemblages comprising epidote-chlorite-pyrite are observed in surface exposures within 1 km from the limits of potassic-altered zones, but generally propylitic alteration only occurs more distally. Propylitic-altered rocks have not been intersected to date on the western side of the system. The rocks between the potassic and propylitic alteration zones are variably clay-altered, but it is not certain if this is an argillic alteration halo related to the porphyry mineralizing event or if it is the result of the late-stage retrograde argillic-phyllic event.

A potassic-calcic zone, defined by the presence of actinolite, K-feldspar and magnetite, occurs at depth in the centre of the system, is sulphide deficient, and forms a base to the mineralised zone.

An intense retrograde argillic-phyllic (clay-sericite) alteration has affected the upper levels of the porphyry system, and locally extends deep within it. In the strongly-affected zones, the potassic alteration mineral assemblages have been completely overprinted with clay and philosilicate minerals, leaving zones of strong stockwork veining with a soft white “bleached” matrix. Potassium feldspar and biotite have been completely replaced. The contact between this zone and the underlying potassic alteration dips toward an apparent “draw-down” zone. The retrograde event has converted magnetite to specular hematite (martitization), but it does not appear to have affected the gold and copper distribution.

In some lithologies, and most notably in the lithic tuff unit, selective alteration of clasts to clay and matrix flooded with silica has produced patchy alteration giving the rock a brecciated appearance. A similar texture is observed proximal to intrusive contacts. This texture is thought to be the product of abundant xenoliths, or magma stopping.

The high-sulphidation epithermal zone is characterized by siliceous ridges which outcrop on the peripheries of the Caspiche Porphyry mineralization. The ridges comprise strongly silicified crystal-lithic tuff and quartz-feldspar porphyry. These units exhibit typical vuggy residual silica textures with rectangular cavities where feldspar phenocrysts have been totally leached from the rock and the matrix is replaced by silica. In the volcanic units, lithic clasts have been selectively dissolved or replaced by kaolin – alunite – quartz ± pyrophylite ± dickite assemblages. These zones are interpreted as high-level advanced argillic-altered silica cap zones. The silica caps contain structurally controlled tufasite breccia dykes with brecciated silica cap material hosted in a kaolin-silica-alunite matrix. These structural zones can be traced outward to adjacent argillic-altered areas where they are observed as linear zones of vuggy residual silica, or silica-ledges.

Oxidation and supergene effects are notable in the upper 100 m to 150 m and occasionally down to 200 m. The primary effect is the oxidation of pyrite, with the resultant acid conversion of minerals other than silica into kaolin. The contact between oxide and sulphide material is sharp.

Minor chalcocite is observed on the oxide-sulphide contact, but there is no development of copper enrichment, presumably because copper-enriched solutions migrated laterally. Visually the contact is easy to pick and is geochemically sharp with a notable depletion in copper in the oxide zone to less than 0.03%.

Outcropping hydrothermal alteration at Caspiche Epithermals is developed entirely in felsic lithic tuffs of Rio Nevado Formation. Zoned alteration is observed with leached zones of residual silica restricted to narrow linear structures within more widespread silica flooding. At the eastern extent of the Caspiche Epithermals zone at the boundary of the property, the rocks are affected by low-temperature silica and argillic mineral assemblages that are characteristic of steam-heated alteration which forms above paleo-water tables in high-sulphidation-style alteration systems.

### 7.2.5 Mineralization

The following description of the mineralization was modified from Van Kerkvoort et al. (2008).

Mineralization has been encountered in two main areas of the Caspiche property. These two areas are called Caspiche Porphyry and Caspiche Epithermals.

All high-sulphidation epithermal, intermediate-sulphidation epithermal and porphyry-style mineralization occur at Caspiche Porphyry. High-sulphidation epithermal-style alteration outcrops at Caspiche Porphyry, and hosts disseminated gold in felsic volcanic rocks and dioritic to quartz dioritic quartz-feldspar porphyry intrusive rocks. Modelling of the mineralization indicates the presence of an upper gold-bearing oxide zone underlain by a lower gold-copper-bearing sulphide zone. Porphyry-style stockwork quartz veining, containing gold and copper mineralization, has been intersected over broad lengths in drill holes. Gold only mineralization from the MacNeill zone partially overprints and upgrades the western edge of porphyry style mineralization and is confined to the underside of the eastward-flared, late-mineral diatreme contact. No porphyry-style mineralization or intermediate-epithermal style mineralization has been observed at surface on the property. This is in part due to the extensive alluvium and colluvium which covers approximately 90% of the Caspiche property area.

Mineralization is hosted primarily by diorite porphyry and mineralized basement and andesitic volcanic rocks, covered by up to 60 m of alluvial waste. The upper 100 – 200 m below the surficial deposits is generally mineralized only in gold and low level silver, and the onset of copper mineralization generally coincides with the commencement of sulphide mineralization. No significant supergene oxide mineralization has been observed at Caspiche Porphyry. Mineralized intercepts in and around the diorite porphyry appear to have good continuity, and yield consistent intercepts of several hundred metres of porphyry-style, sulphide mineralization grading between 0.3 g/t and 1.0 g/t gold, and 0.1% and 0.4% copper. Near surface, oxide intercepts at Caspiche Porphyry generally range between 20 m and 200 m grading between 0.2 g/t and 1.2 g/t gold and <0.02% copper.

At Caspiche Epithermals, only high-sulphidation epithermal style alteration and mineralization have been observed and intersected by drilling to date. Potential for porphyry-style mineralization at depth remains, because drilling to date at Caspiche Epithermals has mostly targeted near-surface high-sulphidation epithermal mineralization and thus reached only relatively shallow depths in most areas. One deeper drill hole completed in 2009 to the west of the system and an additional two deeper drillholes in the southern portion of the prospect failed to intersect intrusive rocks or proximal porphyry-style alteration and mineralization downgrading the potential for these areas.

# 8 DEPOSIT TYPES

The following discussion of deposit types was modified from Van Kerkvoort et al. (2008).

Stockwork hosted, gold-copper porphyry, high-sulphidation epithermal gold mineralization and intermediate-sulphidation gold mineralization styles have been recognized on the Caspiche property. Mineralization at Caspiche Porphyry is interpreted as being a high-sulphidation epithermal gold deposit above a gold-rich, gold-copper porphyry deposit. The MacNeill zone, confined beneath the underside of the eastward-flared, late-mineral diatreme contact, is assigned an intermediate-sulphidation epithermal origin. This zone appears to be the product of the final mineralizing event in the Caspiche system, post-dating all alteration and partially overlapping Caspiche mineralization.

The Maricunga metallogenic belt contains significant gold-rich, gold-copper porphyry deposits, and high-sulphidation epithermal gold ± copper ± silver systems. In some cases the high-sulphidation epithermal systems are superimposed on the porphyry style mineralization. These deposit types are different from the copper-dominant, large porphyry copper deposits found further north in Chile.

Vila and Sillitoe (1991) described the style of mineralization in the Maricunga belt as follows:

Porphyry-type mineralization in the Maricunga belt was generated beneath andesitic-(dacitic) stratovolcanoes. Volcanic rocks were intruded by isolated, composite dioritic porphyry stocks. Weakly porphyritic microdiorite and associated intrusion breccia are prominent stock components.

Gold-copper mineralization is believed to have been introduced with K silicate alteration, which is well preserved only at the Amalia, Maricunga (Refugio), and Cerro Casale (Aldebarán) prospects. K silicate alteration is overprinted and commonly obliterated by sericite-clay-chlorite assemblages of intermediate argillic type. Much of the gold is present in quartz stockworks. Iron oxides, both early magnetite and late hematite, constitute 5 to 10 vol percent of mineralized zones. Sulphides are dominated completely by pyrite but include minor chalcopyrite and trace bornite and molybdenite. Supergene leaching of copper is developed to various degrees, but enrichment is developed only incipiently.

Several porphyry-type stockworks are overlain by pyrite and alunite-rich advanced argillic alteration, which carries barite, native sulphur, enargite, and at La Pepa, high-grade, vein-type gold mineralization of high sulphidation, epithermal type. The quartz stockworks and advanced argillic caps are telescoped at Marte, Valy, Santa Cecilia, and La Pepa but are separated by a chloritized zone transacted by a swarm of gold-poor, polymetallic veins with quartz-alunite selvages at Aldebarán.

Marte and Lobo are rich in gold (1.43 and 1.6 ppm) and poor in copper (0.05 and 0.12%) and molybdenum (46 and ~10 ppm), and may be designated as porphyry gold deposits. However, gold contents are lower (0.6-1 ppm) and hypogene copper contents probably higher at Refugio and Aldebarán.

The depth of erosion of Maricunga porphyry-type systems is believed to decrease from the K silicate zones exposed at Maricunga (Refugio) and in the Casale Hill sector at Aldebarán, through Marte, Valy, Santa Cecilia, and La Pepa where remnants of advanced Argillic caps are present, to the highest, mercury-rich part of the Cathedral Peak sector at Aldebaran and zones higher than and west of Marte which comprise advanced argillic alteration rich in native sulphur.

Figure 8-1 presents a generalized porphyry model and the relationship between the porphyry and epithermal environments.


meters
0
1000
2000
HIGH SULFIDATION EPITHERMAL ENVIRONMENT
PORPHYRY ENVIRONMENT
Crater / summit caldera on stratovolcano
Native sulfur concentrations
Northwest-striking fault zone
Chalcedony-barite tenargite veins
Original K silicate front
RELATIVE EROSION LEVEL
Aldebaran System
Other Maricunga Porphyry Systems
CATHEDRAL PEAK
VEIN ZONE
CASALE HILL
Cu-Mo-Au
SOLEDAD
LA PEPA
SANTA CECILIA
MARTE, VALY
LOBO, ESCONDIDO
REFUGIO
0
meters
1000
LITHOLOGY
Postmineralization dacite porphyry
Late mineralization hydrothermal breccia
Late mineralization microdiorite
Multiple diorite/quartz diorite porphyry stock
Volcaniclastic sediments
Tuff/ignimbrite
Andesite-dacite volcanics
Subvolcanic "basement"
ALTERATION
Acid-leached
Chalcedony
Quartz-alunite
Sericitic
with quartz stockwork
Intermediate argillic
K silicate
Propylitic

Figure 8-1: Generalized Porphyry Model (Source: Vila and Sillitoe, 1991)

# 9 EXPLORATION

The Caspiche property has been explored by Anglo, Newcrest, and Exeter from 1986 to the effective date of this Technical Report. Exploration activities and results, organized by these companies, are presented in Table 9-1 through Table 9-4. Exploration work reported in previous Technical Reports is summarized in this Technical Report as is permitted under Instruction 1 of Form 43-101F1, for further detail see item 27, References

Work covers all drilling and work on Caspiche. In the authors opinion the sampling methods used and sample quality are representative of the ore body and have no significant biases. For further detail see Item 11, Sample Preparation and Item 12, Data Verification of this report.

## 9.1 Exeter (2005 – 2013)

Exeter optioned the Caspiche property in October 2005, and has conducted geological mapping, geochemical sampling, geophysical surveying, and drilling programs through to the effective date of this report.

A total of 29,521 m from 43 drill holes were completed during the 2009-2010 season, and included drill holes CSD-041A to CSD-073 (excluding CSD-042, which was drilled during the 2008-2009 drill campaign), re-entry and deepening of CSD-016 and CSD-025, and RC holes CR-001 to CR-005. Exeter drilling during the 2009-2010 season was designed to raise the confidence of the existing mineral resource through infill drilling; continue to test the limits of mineralization, particularly to the southwest; and confirm the grade and thickness of near-surface legacy drill campaigns through twin drilling. The confirmation drill holes were drilled using PQ and HQ diameter core and were used to provide additional mineralized oxide material for metallurgical test work. All 2009-2010 drilling was completed in the Caspiche Porphyry area; no drilling was completed in the Caspiche Epithermals area. A summary of 2009-2010 drilling is presented in Item 10 of this report.

Other significant exploration work conducted during this period included refinement of the geological model from recent drilling, and an IP geophysical survey.

The interpretation of drill results from the 2009-2010 drill campaign by Exeter geologists, and geological work by consultant Dr. Dick Sillitoe in January 2010 resulted in a re-interpretation of some of the stratigraphic units that which led to a better understanding of the geological setting at Caspiche. Dr. Sillitoe conducted a complete review of the Caspiche Porphyry geological model and surrounding exploration potential. Dr. Sillitoe logged several of the 2009-2010 drill holes and updated several of his cross sections and level plans. All Exeter geologists participated in discussions and logging, to ensure consistency and robustness of the model.

A total of 11,353 m from 14 drill holes were completed during the 2010-2011 season, and included drill holes CSD-074 to CSD-081, METT01 to METT03 and SID01 to SID02.

Approximately two-thirds of this program was dedicated to infill drilling at the Caspiche Porphyry designed to convert high-grade mineralization in the "Inferred" mineral resource category to "Indicated" or better (holes CSD074 to CSD079). Approximately 15% of this program was dedicated to metallurgical drilling at the Caspiche Porphyry for future testwork (holes METT01 to METT03) and the remainder was dedicated to "regional" drilling exploring for additional porphyry mineralization in the immediate vicinity of the Caspiche Epithermals and the Sideral prospect (CSD080, CSD082 and SID01 and SID02). A single regional exploration hole (CSD081) was drilled approximately 1 km north of the Caspiche Porphyry prospect. A summary of 2010-2011 drilling is presented in Item 10 of this report.

Additional work completed during the 2010-2011 campaign included extension of the Dipole Dipole Induced Polarization (DDIP) and Controlled Source Audio-Magnetotelluric Tensor (CSAMT) geophysical surveys to the east to cover the Sideral prospect. Some of the CSAMT data was later considered of poor quality and was rerun using a more powerful system in 2011. Geological, surficial and stratigraphic mapping to refine geological models was undertaken and recovery and size testing of a bulk sample of Caspiche oxide mineralization from three distinct pits where this material outcrops on the eastern edge of the oxide deposit was also collected.

All historical drilling and results from the 2009-2010 season and the majority of the 2010-2011 season was included in the estimation of resources for the Caspiche Porphyry project in August 2011 undertaken by AMEC International (Marinho, 2011).

Regional drilling failed to encounter mineralized intrusions or potentially economic porphyry style mineralization. Drilling in the Caspiche epithermals showed the presence of outer propylitic alteration below the advanced argillic blanket in the south of this prospect downgrading the exploration potential in this area. Some anomalous alteration and path finder minerals for epithermal systems were noted in the Sideral, this was followed up in 2011/2012 drilling one more hole in the northernmost part without significant results.

During the 2011-2012 drill season, a total of 35 diamond holes were drilled, this program had different purposes, the main being: to improve the category of the resources and for metallurgical and geotechnical data collection. All historical drilling and results, along with the majority of the 2011-2012 season was included in the estimation of an updated resource in April 2012 undertaken by Cube Consulting (Coupland, 2012).

The objective of the 6 holes drilled in the oxide zone (CSD083, CSD08, CSD086, CSD087, CSD088 and CSD089) was to provide drill core for metallurgical testing, and to determine the size of the rock fragmentation characteristics for mill feed purposes.

The CSD085 diamond hole was drilled in the sulphide zone to provide additional support to aid the conversion of Inferred Resources to indicate category and to test the depth of the mineralization.

The holes CSD090, CSD091 and CSD092 were drilled to test for an extension of the McNeill mineralization zone to the north and to the south and to provide additional information to support the classification of the Resource to Indicated.

The remaining holes, CGT01 to CGT17 (including the extra CGT16A) correspond to the geotechnical program, METT04 to METT07 were for metallurgical testing and two more holes CSH02 and CSH03 (CSH01 wasn't drilled) for groundwater monitoring.

A radiometric and high resolution helicopter magnetic program was carried out during November 2012 by NewSense Geophysics Ltd; this program covered the Panorama and Sideral tenements.

A summary of the exploration work completed by Exeter is provided in Table 9-1.

**Table 9-1: Summary of Exeter Exploration Programs on the Caspiche Property**

| Year | Exeter Work Performed |
|---|---|
| 2005 | Compiled historic data into a digital Geographic Information System (GIS). |
| 2006 | Purchased ASTER mineral model maps and QuickBird high-resolution satellite imagery. |
| 2006 | Reprocessed airborne magnetometer survey data using consultants D. Burt of Mendoza, Argentina and J. Scarbrough of Zonge Chile Limitada. |
| 2006 | Reprocessed the Newcrest IP line data using consultant S. Collins of Arctan Consultancy, Sydney, Australia. |
| 2006 | Mapped the entire property and collected 112 rock-chip samples to check assays reported from previous workers and for PIMA work. |
| 2006 | Conducted a Controlled Source Audio-Frequency Magneto-Tellurics (CSAMT) survey with line orientation perpendicular to the prominent west-northwest structure. A total of 29.7 line-km were surveyed by Quantec Chile Limitada. |
| 2006 | John Keiley, independent consultant (former Chief Geophysicist of Barrick), reviewed the CSAMT and very low frequency ("VLF") programs. |
| 2007 | Contracted Zonge Chile Limitada to conduct a Pole-Dipole IP survey on 200 m-spaced lines over the Caspiche Porphyry target and surrounding area. |
| 2007 | Contracted Zonge Chile Limitada to conduct a natural source magneto-telluric survey over a large portion of the Caspiche property on 200 m-spaced lines. |
| 2007 | Drilled a total of 3,548 m in 14 drill holes on the property between January and the end of March, 2007. Hidden resistive bodies were targeted using geological mapping and geophysical interpretation. |
| 2007-2008 | Drilled a total of 5,495 m in 12 drill holes on the property during the 2007-2008 season. |
| 2008-2009 | Drilled a total of 16,159 m in 22 drill holes on the property during the 2008-2009 drill campaign. |
| 2009 | Contracted Dick Sillitoe to review and revise geologic interpretations during site visits in February and May 2009. |
| 2009 | Conducted PIMA analysis of 1 in 20 core samples from the 2007-2008 Exeter drill campaign. |

Table 9-2: Summary of Exeter Exploration Programs on the Caspiche Property (continuation)

| Year | Exeter Work Performed |
|---|---|
| 2009 | Conducted soil gas geochemical orientation program over Caspiche Porphyry to guide exploration elsewhere on the property. |
| 2009 | Submitted 11 core samples for density determination at VIGALAB in Copiapó. |
| 2009 | Contracted Zonge Chile Limitada to determine depth to several property targets. |
| 2009 | Colorado State University Re-Os dating of Early Diorite Porphyry. |
| 2009 | Conducted metallurgical test work of oxide and sulphide composite samples. |
| 2009-2010 | Drilled a total of 29,521 m in 43 drill holes on the property. |
| 2010 | Zonge Chile Limitada IP Survey between the Caspiche Porphyry and Caspiche Epithermal areas. |
| 2010 | AMEC International provides an updated resource estimate for the Caspiche project based on all drilling available within the area of the Caspiche porphyry |
| 2010-2011 | Drilling resumes at Caspiche, with a focus on infill drilling at Caspiche Porphyry and regional drilling at Caspiche Epithermals and Sideral. NB Results not available for this study. |
| 2010-2011 | Additional DDIP and CSAMT geophysics completed by Zonge Chile Limitada extending existing work east over the Sideral prospect. |
| 2010-2011 | Mapping and trenching by Exeter geologists further refined surface and bedrock geological knowledge assisting in construction of local geological models and regional stratigraphic columns |
| 2011 | Recovery and size testing of a bulk sample of Caspiche oxide ore from three distinct pits where this material outcrops on the eastern edge of the oxide ore body. |
| 2010-2011 | Drilled a total of 11,353 m in 14 drill holes on the property. |
| 2011-2012 | A total of 8,666 m were drilled in 35 diamond holes, including the geotechnical, metallurgical and ground water monitoring holes. |
| 2012-2013 | A radiometrics and high resolution helicopter magnetic program was carried out at Panorama and Sideral areas. |

## 9.2 Newcrest (1996 – 1998)

A summary of the exploration work completed by Newcrest is provided in Table 9-3.

Table 9-3: Summary of Newcrest Exploration Programs on the Caspiche Property

| Year | Work Performed |
|---|---|
| 1996-1997 | Geological mapping of Caspiche property area |
| 1996-1997 | Contracted Quantec Chile Limitada to conduct a 19.4 line-km IP/Resistivity survey over portions of the Caspiche property. |
| 1996-1997 | Conducted 275 line-km helicopter aeromagnetic survey |
| 1996-1998 | Collected 382 rock-chip and 171 soil samples |
| 1997 | Completed a total of 2,908 m of RC drilling in 12 holes in the Caspiche Porphyry area, and 390 m of RC drilling in 2 holes in the Caspiche Epithermals area |
| 1997-1998 | Conducted soil orientation survey, including Mobile Metal Ion (MMI) and Enzyme Leach analysis. |
| 1997-1998 | Conducted advanced geologic investigations, including oxygen isotope, fluid inclusion studies, thin-section petrography, and K/Ar geochronology. |
| 1998 | Completed a total of 532 m of RC drilling in 2 holes in the Caspiche Porphyry area, and 3,591 m of RC drilling in 20 holes in the Caspiche Epithermals area |

## 9.3 Anglo (1986 – 1990)

A summary of the exploration work completed by Anglo is provided in Table 9-4.

Table 9-4: Summary of Anglo Exploration Programs on the Caspiche Property

| Year | Work Performed |
|---|---|
| 1986-1988 | Collected 842 rock-chip samples on the Caspiche property |
| 1986-1988 | Collected 431 soil samples at Caspiche Porphyry |
| 1988 | Completed a total of 568 m of rotary drilling in 12 holes in the Caspiche Porphyry area |
| 1990 | Completed a total of 950 m of RC drilling in 6 holes in the Caspiche Porphyry area |

# 10 DRILLING

A total of 79,960 m of drilling in 166 drill holes have been completed on the Caspiche property and adjacent areas by Exeter, Newcrest, and Anglo from 1988 to April 2012. Drilling is concentrated in two main areas of the Caspiche property: Caspiche Porphyry and Caspiche Epithermals.

Of the drill total, 116 holes totalling 67,124 m have been drilled at the Caspiche Porphyry prospect and 34 holes totalling 8,683 m have been drilled at the Caspiche Epithermals prospect. Table 10-1 summarises all Caspiche drilling by prospect, company and drilling type.

**Table 10-1: Summary of Drilling on the Caspiche and Adjacent Properties**

| Prospect | Company | RC/Rotary | | Diamond Core[15] | | RC/Rotary + Core | | % Total |
|---|---|---|---|---|---|---|---|---|
| | | # Holes | RC (m) | # Holes | Core (m) | Holes | Total (m) | |
| Caspiche Porphyry | Anglo | 18 | 1,518 | | | 18 | 1,518 | 1.90% |
| | Newcrest | 14 | 3,140 | | | 14 | 3,140 | 3.93% |
| | Exeter | 6 | 1,290 | 78 | 61,176 | 84 | 62,466 | 78.12% |
| | Total | 38 | 5,948 | 78 | 61,176 | 116 | 67,124 | 83.95% |
| Caspiche Epithermals | Anglo | | | | | | | 0.00% |
| | Newcrest | 20 | 3,751 | | | 20 | 3,751 | 4.69% |
| | Exeter | | | 14 | 4,932 | 14 | 4,932 | 6.17% |
| | Total | 20 | 3,751 | 14 | 4,932 | 34 | 8,683 | 10.86% |
| Sideral | Anglo | | | | | | | 0.00% |
| | Newcrest | 2 | 230 | | | 2 | 230 | 0.29% |
| | Exeter | | | 3 | 1,644 | 3 | 1,644 | 2.06% |
| | Total | 2 | 230 | 3 | 1,644 | 5 | 1,874 | 2.34% |
| Regional | Anglo | | | | | | | 0.00% |
| | Newcrest | 1 | 300 | | | 1 | 300 | 0.38% |
| | Exeter | 9 | 1,722 | 1 | 258 | 10 | 1,980 | 2.48% |
| | Total | 10 | 2,022 | 1 | 258 | 11 | 2,280 | 2.85% |
| **TOTAL** | | **70** | **11,951** | **96** | **68,009** | **166** | **79,960** | **100.00%** |

Operators have employed air-rotary, reverse circulation (RC), and diamond drilling (DD) methods on the property. Drilling at Caspiche Porphyry has been predominantly by diamond drilling methods, whereas drilling at Caspiche Epithermals has been predominantly by RC drilling methods.

[15] RC pre-collar drill lengths are included in the core drilling totals. Drill totals for Exeter campaigns are current as of the effective date of this Report.

## 10.1 Caspiche Porphyry

A total of 67,124 m of drilling in 116 drill holes have been completed at Caspiche Porphyry (both oxide and sulphide sections). A summary of the drilling campaigns carried out at Caspiche Porphyry as of the effective date of this report are shown in Table 10-2.

**Table 10-2: Summary of Drilling Campaigns at Caspiche Porphyry**

| Campaign | Timeframe | Rotary Drill Holes | Rotary Drill Total (m) | RC Drill Holes | RC Drill Total (m) | Core Drill Holes | Core Drill[16] Total (m) |
|---|---|---|---|---|---|---|---|
| Anglo | 1988 - 1990 | 12 | 568 | 6 | 950 | | |
| Newcrest | 1997 - 1998 | | | 14 | 3,140 | | |
| Exeter | 2006 - 2011 | | | 6 | 1,290 | 67 | 56,843 |
| Exeter | 2011 - 2012 | | | | | 11 | 10,280 |
| **TOTAL** | | **12** | **568** | **26** | **5,380** | **78** | **67,124** |

Figure 10-1 shows the spatial distribution of the drill holes from the different drill campaigns. Newcrest's drill hole CDH-11 is located off Figure 10-1 about 1 km to the south-west and is considered as a regional exploration hole.

Anglo focused its drilling at Caspiche Porphyry on testing areas of surface high-sulphidation epithermal gold mineralization. In 1988, Anglo drilled a series of shallow, 50 m rotary drill holes around the prominent silica-altered hill on the north side of the property.

In 1990, Anglo drilled six RC holes with total depths between 150 m and 200 m to test the high-sulphidation epithermal system at depth, illustrated in Figure 10-1. Drill holes were mostly inclined between -60° and -70° and oriented to the northeast and southwest. Anglo intersected several zones of significant oxide mineralization, including 32 m grading 1.10 g/t gold and 4.3 g/t silver in drill hole SHC-4, and 48 m grading 1.03 g/t gold and 6.1 g/t silver in drill hole SHC-5.

Confirmation twin drilling of Anglo drilling, with two drill holes for 334 m, by Exeter in 2009-2010 revealed a slight high-bias, on average, in the Anglo gold assays; however, the thickness of the intercepts are approximately equal. Anglo copper assays are, on average, unbiased when compared to Exeter confirmation drilling intercepts. AMEC reviewed the results from the twinned holes and concluded that the Exeter drilling confirms the gold and copper grades and thickness of the Anglo near-surface drill intercepts, and the Anglo assay data are acceptable for use in mineral resource estimation (Wakefield and Marinho, 2010).

[16] RC pre-collar drill lengths are included in the core drilling totals. Drill totals for Exeter campaigns are current as of the effective date of this report.

Cube concurs with AMEC's finding and supports the inclusion of the Anglo drilling in the current resource estimate.

Newcrest followed-up Anglo's success at the prominent silica-altered hill with 12 drill holes in the 1996-1997 exploration season and two drill holes in the 1997-1998 season shown in Figure 10-1. Newcrest drill holes were mostly inclined between -60° and -80° and oriented to the northeast and south. Drill hole depth ranged between 80 m and 332 m and averaged 230 m also shown in Figure 10-1. In addition to confirming the presence of near-surface, oxide gold mineralization, Newcrest intersected several zones of sulphide, porphyry-style, gold-copper mineralization, including 120 m grading 0.51 g/t gold and 0.27% copper in drill hole CDH-2b, and 154 m grading 0.63 g/t gold and 0.24% copper in drill hole CDH-3.

Exeter drilled two confirmation twin holes of Newcrest drilling in 2009-2010. This drilling plus two twinned confirmation drill holes drilled during previous Exeter campaigns, show that no significant bias exists, on average, in the Newcrest gold assays, and that the thickness of the intercepts are approximately equal. Newcrest copper and silver assays are, on average, unbiased when compared to Exeter confirmation drilling intercepts. AMEC reviewed the results from the twinned holes and concluded that the Exeter drilling confirms the gold, copper, and silver grades and thickness of the Newcrest drill intercepts, and that these data are acceptable for unrestricted use in mineral resource estimation (Wakefield and Marinho, 2010). Cube concurs with AMEC's finding and supports the inclusion of the Newcrest drilling in the current resource estimate.

Exeter first drilled the Caspiche Porphyry area with the last RC drill hole of the 2006-2007 season, CSR-13. Exeter drilling during the 2007-2008 season was aimed at following up the previous season's intercept and drilling during the 2008-2009 season was designed to define the limits of the mineralized system. Exeter drilling during the 2009-2010 season was designed to raise the confidence of the existing mineral resource through infill drilling; continue to test the limits of mineralization, particularly to the south and west and confirm the grade and thickness of near-surface legacy drill campaigns through twin drilling. Four RC drill holes were completed on the property outside the Caspiche Porphyry and Caspiche Epithermals areas in an effort to identify vectors towards additional buried intrusive centres.

Exeter drilling during the 2010-2011 season was designed whereby approximately two-thirds of this program was dedicated to infill drilling at the Caspiche Porphyry designed to convert high-grade mineralization in the "Inferred" mineral resource category to "Indicated" or better. Approximately 15% of this program was dedicated to metallurgical drilling at the Caspiche Porphyry for future testwork and the remainder was dedicated to "regional" drilling exploring for additional porphyry mineralization in the immediate vicinity of the Caspiche Epithermals and the Sideral prospect.

Exeter drill holes are generally inclined between -60° and -80° and oriented predominantly to the northeast and southwest. The last drill hole of the 2006-2007 drill campaign, drill hole CSR-013, intersected 304 m grading 0.90 g/t gold and 0.10% copper from a downhole depth of 40 m.

Significant intercepts returned from the 2007-2008 and 2008-2009 drill campaigns include drill hole CSD-016, which intersected 92 m of oxide mineralization grading 0.41 g/t gold, and 792 m of sulphide mineralization grading 0.96 g/t gold and 0.40% copper, drill hole CSD-028, which intersected 862 m of sulphide mineralization grading 0.54 g/t gold and 0.29% copper, and drill hole CSD-032, which intersected 1,214 m of sulphide mineralization grading 0.90 g/t gold and 0.33% copper.

Significant intercepts returned from the 2009-2010 drill campaign include drill hole CSD-043, which intersected 90 m of oxide mineralization grading 0.38 g/t gold, and 954 m of sulphide mineralization grading 0.65 g/t gold and 0.27% copper, and drill hole CSD-048, which intersected 94 m of oxide mineralization grading 0.49 g/t gold, and 830 m of sulphide mineralization grading 0.60 g/t gold and 0.24% copper.

Significant intercepts returned from the 2010-2011 drill campaign include CSD-074, which intersected 908 m grading 0.60 g/t gold and 0.22% copper, drill hole CSD-075, which intersected 572 m grading 0.78 g/t gold and 0.31% copper with the hole ending in sulphide mineralization, drill hole CSD-076, which intersected 1,146 m grading 0.38 g/t gold and 0.31% copper and drill hole CSD-078 which intersected 376 m grading 1.25 g/t gold and 0.40% copper.

Significant intercepts returned from the 2011-2012 drill campaign include CSD-084, which intersected 232 m grading 0.70 g/t gold but insignificant grades of copper, drill hole CSD-086, which intersected 120 m grading 0.62 g/t gold and 0.06% copper, drill hole CSD-088, which intersected 12 m grading 1.46 g/t with no copper, and 159 m grading 0.50 g/t gold with and 0.04% copper, finally drill hole CSD-089 which intersected 102 m grading 0.58 g/t gold and 0.13% copper.


N
LEGEND
Exeter drill campaign
Newcrest drill campaign
Anglo Gold drill campaign
Topographic contours 10m
Property boundary

Figure 10-1: Drill Hole Location Map for the Caspiche Porphyry Prospect Area (Source: Exeter, 2013)

## 10.2 Caspiche Epithermals

A total of 8,683 m of RC and diamond drilling in 34 drill holes have been completed at Caspiche Epithermals. Drill results from mineralization at Caspiche Epithermals are not included in the Caspiche mineral resource estimate in this report.

## 10.3 Exploration Drilling

Exeter completed four RC exploration drill holes during the 2009-2010 drill program. These four holes were drilled to the northeast of the Caspiche Porphyry area and on the Vega de Caspiche 1/9 concession to the northwest of Caspiche Porphyry, and were aimed at discovering subtle geochemical and / or alteration vectors towards additional mineralized porphyry centres. No significant gold or copper mineralization was encountered in this drilling.

Exeter completed five regional DD exploration holes during the 2010-2011 drill programs. The aim of this drilling was to explore for additional porphyry mineralization in the immediate vicinity of the Caspiche Epithermals and Sideral prospects, these are identified as the SID series in Figure 10-2, and approximately 1 km north of the Caspiche Porphyry prospect. Regional drilling failed to encounter mineralized intrusions or potentially economic porphyry style mineralization. Drilling in the Caspiche Epithermals showed the presence of outer propylitic alteration below the

advanced argillic blanket in the south of this prospect downgrading the exploration potential in this area. Some anomalous alteration and path finder minerals for epithermal systems were noted in the Sideral holes. This was followed up in 2011/2012 by drilling one more hole in the northernmost part without significant results.

Figure 10-2 shows the location of the exploration drill holes.


N
CR002
CSD081
CR003A
CR001
CR005
CR004
SID01
SID02
SID03
CSD080
Kilometers
0
2
LEGEND
Exeter drill campaign
Newcrest drill campaign
AngloGold drill campaign
Property boundary

Figure 10-2: Regional Drill Hole Location Map Showing Location of Exploration Drill Holes (2009-2011) (Source: Exeter, 2013)

## 10.4 Drilling Procedures and Conditions

### 10.4.1 Exeter

Exeter employs industry-standard RC and diamond drilling procedures. During the 2007-2008 Exeter drill campaign, diamond drilling was performed by Major Drilling Chile (Major) from La Serena, Chile. Drilling was supervised by experienced drilling supervisors, and used skid-mounted diamond drill rigs: a Major 50 and a Boyles 20. All core drilling employed triple tube, HQ3 (6.11 cm) diameter tools, reducing to NQ3 (4.50 cm) diameter when the rig reached the depth capacity of the HQ3 equipment. The majority of core holes were drilled using the Ballmark orientation equipment to provide accurate core orientations. RC drilling was performed by Soletanche Bachy Chile (Bachy) from Santiago, Chile, using an Ingersoll Rand TH75 E drill rig with an additional compressor and 5.125 in. tricone bits.

During the 2008-2009 drill campaign, diamond drilling was performed by Major using a Major 50 diamond drill rig and UDR1000 and UDR200 RC rigs. Diamond drilling was performed using HQ (6.35 cm) and NQ (4.76 cm) diameter tools.

Drilling during the 2009-2010 and 2010-2011 drill campaigns continued with Major and Boart Longyear drill rigs using HQ and NQ diameter tools.

During the last drill season 2011-2012, only Boart Longyear continued to complete the drill program ending May, NQ, HQ, and PQ (8.50 cm) diameters were used. The metallurgical drill holes used PQ and HQ diameter tools to provide larger diameter core for metallurgical testwork.

### 10.4.2 Newcrest

Newcrest RC drilling was performed by Bachy S.A. in 1997 and Ausdrill Chile Ltda. in 1998. Both drill programs used 5.5 in diameter down-the-hole hammer bits. Information available to Exeter regarding the drilling procedures employed by Newcrest is incomplete. AMEC (Wakefield and Marinho, 2010) considered it reasonable to believe that Newcrest used industry-standard RC drilling procedures during its drill campaigns at Caspiche.

Confirmation drilling by Exeter has confirmed the accuracy of the Newcrest mineralized intercepts, allowing them to be used in mineral resource estimation.

## 10.5 Logging

Exeter exploration staff log drill core at Exeter's facility in Copiapó. Logging includes: lithology, pervasive and vein selvage alteration, veining description, classification and frequency measurements, oxidation and sulphide content. Detailed geotechnical logging is also performed and includes logging of core recovery, rock quality designation (RQD), fracture frequency, and

rock mass rating (RMR) data. Point load testing is also carried out and calibrated against uniaxial compressive strength (UCS) measurements from external laboratories. The data are captured in palm-top computers using direct manual entry into Microsoft Excel spreadsheets.

RC drill cuttings are logged at the drill site in 1 m intervals. The paper logging sheet includes similar fields to those used for core logging, but also includes a column for sample moisture content. A spoonful of the washed chips is placed in the chip tray as a record of the logged interval.

Geological logs from Anglo drill holes are not available to Exeter.

## 10.6 Surveys

Exeter drill-collar locations are first estimated by Exeter personnel using a hand-held GPS, together with the distance from the nearest surveyed drill hole. Collar locations are then surveyed with a Leica TC 600 Total Station instrument by Mr. Luis Jorquera Galaz from Copiapó, Chile, a professional surveyor. Mr. Galaz has surveyed all drill hole collars on the property.

Downhole surveys for diamond drill holes are conducted by the drill contractor every 50 m down-hole using a Reflex EZ Shot digital down-hole camera. RC drill holes are surveyed down-hole within the drill steel by Exeter to determine the dip deviation. Azimuth data from the RC surveys are discarded.

In Cube's opinion, the accuracy of the collar and down-hole surveys is adequate to support mineral resource estimation procedures.

## 10.7 Drilling Results

Drilling for the last three campaigns has been completed on a grid with an approximate drill collar spacing in the Caspiche Porphyry area based on a 200 m by 200 m staggered grid with a central drill hole, meaning at any point in the grid a collar should be located within 100 m of its neighbour. In practice, hole spacing is approximately 100 m between drill lines with closed fences of holes approximately 200 m apart. Dip and azimuth can vary between different sections. The average depth of drilling at Caspiche Porphyry is 586 m below surface. This average includes early Anglo drilling that averaged 84 m in total depth, and Newcrest drilling that averaged 229 m in total depth. Average depth of drilling by Exeter at Caspiche Porphyry is 748 m, and the deepest hole on the Property is 1,497 m.

A list of significant intercepts for the Caspiche Porphyry areas is provided in Table 10-3. Intercepts are cut at the oxide / sulphide contact and reported separately to show the relative thickness and mineralization within these two distinct zones.

Table 10-3: Significant Intercepts for the Caspiche Porphyry Prospect Area

| Drill Hole | From (m) | To (m) | Interval (m) | Au (g/t) | Cu (%) |
|---|---|---|---|---|---|
| SHC-1 | 2 | 50 | 48 | 0.05 | |
| SHC-2 | 2 | 50 | 48 | 0.27 | |
| SHC-3 | 2 | 50 | 48 | 0.13 | |
| SHC-4 | 2 | 32 | 30 | 1.1 | |
| SHC-5 | 2 | 50 | 48 | 1.03 | |
| SHC-6 | 2 | 50 | 48 | 0.32 | |
| SHC-7 | 2 | 50 | 48 | 0.48 | |
| SHC-8 | 2 | 50 | 48 | 0.29 | |
| SHC-9 | 2 | 50 | 48 | 0.09 | |
| SHC-10 | 2 | 50 | 48 | 0.73 | |
| SHC-11 | 2 | 50 | 48 | 0.28 | |
| SHC-12 | 2 | 46 | 44 | 0.32 | |
| SPC-01 | 26 | 36 | 10 | 0.7 | |
| SPC-02 | 132 | 142 | 10 | 1.09 | |
| SPC-04 | 12 | 26 | 14 | 0.56 | |
| SPC05 | 68 | 102 | 34 | 0.63 | |
| SPC06 | 52 | 62 | 8 | 1.2 | |
| CDH02b | 64 | 134 | 70 | 0.4 | 0.02 |
| CDH02b | 134 | 154 | 20 | 0.93 | 0.58 |
| CDH02b | 154 | 274 | 120 | 0.51 | 0.27 |
| CDH02b | 234 | 270 | 36 | 0.74 | 0.25 |
| CDH03 | 28 | 104 | 76 | 0.47 | 0.01 |
| CDH03 | 104 | 172 | 68 | 0.41 | 0.18 |
| CDH03 | 172 | 326 | 154 | 0.63 | 0.24 |
| CDH03 | 232 | 326 | 94 | 0.73 | 0.23 |
| CDH05 | 0 | 56 | 56 | 1.03 | 0.02 |
| CDH05 | 56 | 126 | 70 | 0.52 | 0.01 |
| CDH05 | 126 | 200 | 74 | 0.5 | 0.22 |
| CDH12 | 40 | 50 | 10 | 0.54 | <0.01 |
| CDH12 | 50 | 64 | 14 | 0.38 | <0.01 |
| CDH12 | 98 | 144 | 46 | 0.55 | 0.22 |
| CSR013 | 40 | 344 | 304 | 0.9 | 0.1 |
| CSD014 | 0 | 148 | 148 | 0.57 | 0.02 |
| CSD014 | 148 | 740.67 | 592.67 | 0.44 | 0.25 |

Table 10-3: Significant Intercepts for the Caspiche Porphyry Prospect Area (continuation)

| Drill Hole | From (m) | To (m) | Interval (m) | Au (g/t) | Cu (%) |
|---|---|---|---|---|---|
| CSD015 | 57.95 | 114 | 56.05 | 0.35 | 0.02 |
| CSD015 | 114 | 1001.35 | 887.35 | 0.62 | 0.27 |
| CSD016 | 73 | 165 | 92 | 0.41 | 0.01 |
| CSD016 | 165 | 957.45 | 792.45 | 0.96 | 0.4 |
| CSR019 | 32 | 154 | 122 | 0.3 | <.01 |
| CSR019 | 154 | 240 | 86 | 0.2 | 0.08 |
| CSR020 | 6 | 126 | 120 | 1.16 | 0.01 |
| CSR020 | 126 | 250 | 124 | 0.45 | 0.08 |
| CSR021 | 10 | 152 | 142 | 0.31 | 0.01 |
| CSR022 | 22 | 150 | 128 | 0.86 | 0.01 |
| CSR022 | 150 | 231 | 81 | 0.57 | 0.16 |
| CSD023 | 0 | 102 | 102 | 0.65 | 0.01 |
| CSD023 | 102 | 1,160 | 1,058 | 0.7 | 0.35 |
| CSD024 | 0 | 209 | 209 | 0.29 | 0.02 |
| CSD024 | 209 | 766.25 | 557.25 | 0.36 | 0.15 |
| CSD025 | 44 | 212 | 168 | 0.64 | 0.01 |
| CSD025 | 212 | 432 | 220 | 1.03 | 0.34 |
| CSD025 | 778 | 977 | 199 | 0.5 | 0.19 |
| CSD026 | 68 | 135 | 67 | 0.19 | 0.01 |
| CSD026 | 135 | 208.95 | 73.95 | 0.32 | 0.13 |
| CSD027 | 0 | 150 | 150 | 1.09 | 0.01 |
| CSD027 | 150 | 714 | 554 | 0.4 | 0.15 |
| CSD028 | 208 | 1,070.10 | 862.1 | 0.54 | 0.29 |
| CSD029 | 66 | 138 | 72 | 0.52 | 0.01 |
| CSD029 | 138 | 719.1 | 581.1 | 0.5 | 0.19 |
| CSD030 | 94 | 138 | 44 | 0.17 | 0.01 |
| CSD030 | 138 | 954.55 | 816.55 | 0.67 | 0.22 |
| CSD031 | 44 | 166 | 122 | 0.22 | 0.02 |
| CSD031 | 166 | 628.1 | 462.1 | 0.35 | 0.15 |
| CSD032 | 95 | 1,309 | 1,214 | 0.9 | 0.33 |
| CSD033 | 34 | 164 | 130 | 0.47 | 0.01 |
| CSD033 | 164 | 950 | 786 | 0.33 | 0.13 |
| CSD034 | 120 | 605 | 485 | 0.25 | 0.07 |
| CSD035 | 0 | 120 | 120 | 0.69 | 0.02 |

Table 10-3: Significant Intercepts for the Caspiche Porphyry Prospect Area (continuation)

| Drill Hole | From (m) | To (m) | Interval (m) | Au (g/t) | Cu (%) |
|---|---|---|---|---|---|
| CSD035 | 120 | 1,025.70 | 905.7 | 0.87 | 0.26 |
| CSD036a | 161 | 944 | 783 | 0.65 | 0.21 |
| CSD037 | 434 | 1142 | 708 | 0.5 | 0.22 |
| CSD038 | 15 | 220 | 205 | 0.16 | 0.02 |
| CSD038 | 220 | 560.4 | 340.4 | 0.11 | 0.03 |
| CSD039a | 66 | 126 | 60 | 0.22 | 0.01 |
| CSD039a | 126 | 1,002 | 876 | 0.75 | 0.29 |
| CSD041a | 572 | 1304 | 734 | 0.26 | 0.18 |
| CSD042 | 400 | 457.5 | 57.5 | 0.45 | 0.04 |
| CSD043 | 40 | 130 | 90 | 0.38 | 0.02 |
| CSD043 | 130 | 1084 | 954 | 0.65 | 0.27 |
| CSD044 | 244 | 544 | 300 | 0.5 | 0.08 |
| CSD045 | 0 | 146 | 146 | 0.46 | 0.01 |
| CSD045 | 146 | 170 | 24 | 0.44 | 0.42 |
| CSD046 | 58 | 128 | 70 | 0.38 | 0.01 |
| CSD046 | 128 | 171.7 | 43.7 | 0.91 | 0.32 |
| CSD047 | 252 | 965 | 713 | 0.51 | 0.15 |
| CSD048 | 60 | 154 | 94 | 0.49 | 0.01 |
| CSD048 | 154 | 984 | 830 | 0.6 | 0.24 |
| CSD049 | 0 | 126 | 126 | 0.6 | 0.01 |
| CSD049 | 126 | 150.7 | 24.7 | 0.33 | 0.07 |
| CSD050 | 0 | 28 | 28 | 0.46 | 0.01 |
| CSD051 | 30 | 154 | 148 | 0.73 | 0.01 |
| CSD051 | 178 | 734 | 556 | 0.45 | 0.13 |
| CSD052 | 0 | 60 | 60 | 0.46 | 0.01 |
| CSD052 | 60 | 122.5 | 62.5 | 0.42 | 0.1 |
| CSD054 | 24 | 126 | 102 | 0.63 | 0.01 |
| CSD054 | 126 | 178 | 52 | 0.76 | 0.23 |
| CSD056 | 134 | 368 | 234 | 0.3 | 0.08 |
| CSD056 | 508 | 676 | 168 | 0.25 | 0.12 |
| CSD057 | 0 | 120 | 120 | 0.56 | 0.01 |
| CSD057 | 120 | 172.7 | 52.7 | 0.35 | 0.12 |
| CSD058 | 56 | 118 | 62 | 0.26 | 0.01 |
| CSD058 | 118 | 1170 | 1052 | 0.5 | 0.31 |

Table 10-3: Significant Intercepts for the Caspiche Porphyry Prospect Area (continuation)

| Drill Hole | From (m) | To (m) | Interval (m) | Au (g/t) | Cu (%) |
|---|---|---|---|---|---|
| CSD059 | 84 | 116 | 32 | 0.88 | 0.01 |
| CSD059 | 116 | 540 | 424 | 0.42 | 0.1 |
| CSD060 | 59 | 129 | 70 | 0.44 | 0.01 |
| CSD061 | 102 | 134 | 32 | 0.19 | 0.01 |
| CSD061 | 134 | 984 | 850 | 0.76 | 0.17 |
| CSD060 | 129 | 709 | 580 | 0.47 | 0.2 |
| CSD062 | 134 | 984 | 850 | 0.76 | 0.17 |
| CSD063 | 404 | 1272 | 868 | 0.6 | 0.33 |
| CSD064 | 0 | 154 | 154 | 0.74 | 0.01 |
| CSD064 | 154 | 904 | 750 | 0.35 | 0.13 |
| CSD065 | 220 | 594 | 374 | 0.4 | 0.03 |
| CSD066 | 310 | 1181 | 871 | 0.36 | 0.2 |
| CSD067 | 81 | 131 | 50 | 0.47 | 0.01 |
| CSD067 | 131 | 807 | 676 | 0.55 | 0.11 |
| CSD068 | 1020 | 1272 | 252 | 0.13 | 0.18 |
| CSD069 | 160 | 700 | 540 | 0.84 | 0.32 |
| CSD070 | 578 | 1225 | 647 | 0.31 | 0.17 |
| CSD071 | 211 | 685 | 474 | 0.45 | 0.22 |
| CSD072 | 27.4 | 68 | 40.6 | 0.92 | 0.01 |
| CSD072 | 260 | 432 | 172 | 0.64 | 0.18 |
| CSD073 | 21 | 54 | 33 | 0.21 | 0.01 |
| CSD073 | 86 | 741 | 655 | 0.24 | 0.07 |
| CSD074 | 120 | 134 | 14 | 0.54 | 0.02 |
| CSD074 | 204 | 1112 | 908 | 0.6 | 0.22 |
| CSD075 | 47 | 90 | 43 | 0.4 | 0.01 |
| CSD075 | 90 | 662 | 572 | 0.78 | 0.31 |
| CSD076 | 34 | 116 | 82 | 0.31 | 0.01 |
| CSD076 | 116 | 1262 | 1146 | 0.38 | 0.31 |
| CSD077 | 72 | 84 | 12 | 1.19 | 0.01 |
| CSD077 | 528 | 1078.8 | 550.8 | 0.36 | 0.23 |
| CSD078 | 250 | 626 | 376 | 1.25 | 0.4 |
| CSD079 | 584 | 1,171 | 587 | 0.43 | 0.29 |

Table 10-3: Significant Intercepts for the Caspiche Porphyry Prospect Area (continuation)

| Drill Hole | From (m) | To (m) | Interval (m) | Au (g/t) | Cu (%) |
|---|---|---|---|---|---|
| CSD083 | 44 | 116.0 | 72.0 | 0.25 | 0.00 |
| CSD083 | 150 | 186.6 | 36.6 | 0.28 | 0.10 |
| CSD084 | 0 | 14.0 | 14.0 | 0.87 | 0.00 |
| CSD084 | 39 | 231.7 | 192.7 | 0.70 | 0.00 |
| CSD085 | 106 | 168.0 | 62.0 | 0.45 | 0.02 |
| CSD085 | 906 | 940.0 | 34.0 | 0.23 | 0.16 |
| CSD086 | 0 | 16.0 | 16.0 | 0.49 | 0.00 |
| CSD086 | 58 | 177.6 | 119.6 | 0.62 | 0.06 |
| CSD087 | 52 | 86.0 | 34.0 | 0.10 | 0.03 |
| CSD088 | 0 | 12.0 | 12.0 | 1.46 | 0.00 |
| CSD088 | 28 | 186.6 | 158.6 | 0.50 | 0.04 |
| CSD089 | 76 | 114.0 | 38.0 | 0.36 | 0.01 |
| CSD089 | 114 | 216.3 | 102.3 | 0.58 | 0.13 |
| CSD090 | 156 | 174.0 | 18.0 | 0.65 | 0.02 |
| CSD090 | 174 | 572.8 | 398.8 | 0.10 | 0.02 |
| CSD091 | 192 | 512.0 | 320.0 | 0.15 | 0.02 |
| CSD092 | 262 | 284.0 | 22.0 | 0.30 | 0.01 |
| CSD092 | 312 | 462.0 | 150.0 | 0.16 | 0.17 |

## 10.8 True Thickness of Mineralization

Mineralized zones at Caspiche are irregular in shape and orientation and true thickness is variable. Geological modeling and mineral resource estimation procedures take into account the intercept angles of drilling versus the geometry of mineralization.

## 10.9 Orientation of Mineralization

Mineralization at Caspiche Porphyry generally trends northwest-southeast and is most continuous vertically. Mineralization at Caspiche Epithermals generally trends east-west. Mineralization at the MacNeill zone adjacent to the Caspiche Porphyry is controlled by the flared edge of the late diatreme breccias and is strongest directly under this control at angles of 30 degrees or less where fluids are interpreted to have ponded and been trapped when they were unable rise due to the impermeable cap rock.

## 11 SAMPLE PREPARATION, ANALYSIS AND SECURITY

### 11.1 Sample Procedures and Protocols

The following description of the sampling methodology was modified from Van Kerkvoort et al. (2008). Surface sampling and drill sampling methodology through the 2007-2008 field season was described in detail in Van Kerkvoort et al. (2008) and is only summarized in this report.

#### 11.1.1 Surface Sampling

No description of the sampling protocols for Anglo and Newcrest surface sampling are available to Exeter. Anglo conducted an extensive rock-chip sampling campaign along road cuts and at bedrock exposures throughout the property area and collected soil samples on a grid in the Caspiche Porphyry area. Newcrest also collected rock-chip and soil samples during its tenure with the Caspiche property.

Exeter collected rock-chip samples during the 2005-2006 field season to confirm previously reported values and to gain a better understanding of the geological and mineralization environment. Outcrop, channel, and character samples were collected as part of this program. A soil orientation program was conducted by Exeter during the 2008-2009 field season.

The results from these surface sampling programs are not used in the Mineral Resource Estimate.

#### 11.1.2 Drill Sampling

**Exeter**

**<u>Reverse Circulation Sampling</u>**

Reverse Circulation (RC) sampling by Exeter has been consistently applied throughout the Exeter drill campaigns. Exeter has documented their RC sampling procedure in a document, written in Spanish, which is used to train drill sampling staff.

RC drill cuttings are sampled using a tricone or hammer bit via a cyclone at 1 m intervals. Sample material is collected at the drill rig in a large plastic bag, weighed, labelled and then transported to the Caspiche camp, located about 8 km from Caspiche Porphyry. At Caspiche camp, the entire sample is manually split to one-eighth and seven-eighth fractions using a single pass through a triple stage riffle splitter. The one-eighth split is then weighed and set aside for compositing, while the seven-eighth reject sample is bagged. The one-eighth splits from each consecutive 1 m samples are combined to form the 2 m field composite for assaying.

The drill-bit diameter is recorded for each drill hole, which together with the sample weight, assists in the calculation of RC sample recovery. Average recovery from the 2007-2008 RC drilling campaign was 84.3%. RC drilling during the 2008-2009 and 2009-2010 drill campaigns has been limited to core pre-collar drilling through post-mineral cover rocks and non-mineralized bedrock.

**Diamond Drilling Sampling**

Core sampling has also been consistently applied throughout the Exeter drill campaigns. Exeter has documented their diamond-drill sampling procedure in a document, written in Spanish, which is used to train drill sampling staff.

Diamond drilling by Exeter at Caspiche has employed HQ (6.35 cm), HQ3 (6.11 cm), NQ (4.76 cm), and NQ3 (4.50 cm) diameter core tools. PQ (8.50 cm) diameter core was employed during the confirmation / metallurgical drill program of the 2009-2010 drill campaign.

HQ3 and NQ3 triple-tube core tools are used with oriented core. The triple-tube splits are removed from the core barrel and rolled into a spare split, where Exeter's trained field technicians fit the core together, measure the length of the recovered sample and continue the oriented line. The angle between the pin and ball mark is transferred to the core from the ring using specifically-designed protractors and marked as a red pencil line. The oriented core is then placed in a wooden core tray, where the end of the run is marked with a core block marked with hole depth. There is always a trained field technician at the rig to perform core orientation and to record the preliminary core run recovery.

Exeter personnel transport the drill core from the drill site to Exeter's offices in Copiapó where the core is logged and photographed by digital camera. To maintain the integrity of the core, the boxes are packed and fastened with belts in the back of the trucks.

Following logging and photographing, core is sawn in half in uniform 2 m intervals using a diamond saw. One half of the core interval is bagged for assay, and the other half is stored for future reference. Core samples for assay are placed in marked plastic bags, sealed and transported to the assay laboratory by Exeter personnel.

PQ diameter core from the confirmation / metallurgical drill program in 2009-2010 was split differently than the core from the routine drilling programs. To preserve as much of the core as possible for metallurgical testing, the core was divided so that the portion retained for assaying was approximately one-quarter NQ core. In practice, a 1.7 cm split of the 8.5 cm core was used for assaying, and the remainder was retained in the core box for use in later metallurgical testwork.

Average core recovery for the 2007-2008, 2008-2009, 2009-2010 and 2010-2011 drill programs was approximately 98%.

**Newcrest**

All Newcrest drilling at Caspiche was completed using RC drilling methods. All samples were collected in 2 m intervals. Exeter obtained Newcrest project reports in 2009 that discuss drill procedures and sample recovery for the 1996-1997 Newcrest drilling campaign. Newcrest reports that reasonable sampling procedures and good sample recoveries were obtained from the drill contractor. Newcrest used industry-standard practices regarding drill-sampling procedures.

**Anglo**

Anglo drilling was conducted using air-rotary and RC methods. All samples were collected in 2 m intervals. Details of drilling practices employed by Anglo are not available to Exeter. It is reasonable to assume that Anglo used industry-standard practices regarding drill-sampling procedures. Air-rotary drilling is typically only used for reconnaissance exploration drilling, because the sampling method is susceptible to down-hole contamination from mineralized intercepts and was not used in resource estimate calculations.

## 11.2 Sample Preparation and Analysis

### 11.2.1 Surface Samples

Newcrest rock samples were analyzed by ALS Geolab in Copiapó, Chile. Gold was assayed using standard 50 g fire assay with an atomic absorption finish; other elements were determined by acid digestion and inductively coupled plasma (ICP) finish. The Exeter rock samples were analyzed at ALS Chemex in La Serena, Chile for gold by standard fire assay of a 50 g sub-sample and atomic absorption finish; with additional elements by ICP. ALS Chemex is an independent ISO 9001:2000 registered assay laboratory. External quality control samples were not inserted consistently in surface sample batches. Surface samples are not included in the Caspiche mineral resource database and were not used for mineral resource estimation purposes.

### 11.2.2 Drill Samples

**Exeter**

**<u>2006–2007 Drill Campaign</u>**

All samples from the 2006-2007 Exeter drill campaign were assayed by ACME Laboratories (ACME) in Santiago, Chile. ACME is an independent ISO 9001:2000 registered assay

laboratory. Samples were transported from the project site to Santiago using Estafeta, a contract transport group, and no sample loss was recorded. At ACME, samples were prepared by crushing 1 kg to 70% passing 2 mm (10 mesh ASTM-E11), splitting 250 g and pulverizing it to 95% passing 0.106 mm (150 mesh Tyler) (ACME code R150). Gold was determined by fire assay on a 50 g charge and atomic absorption finish (ACME code AuG6). Silver was determined by aqua regia digestion and atomic absorption finish (ACME code ICP-1D). Assays returning greater than 300 ppm silver were re-assayed by fire assay and gravimetric finish. Check assays of select intervals were completed at ALS Chemex in La Serena, Chile.

External Standard Reference Materials (SRMs), coarse blanks, pulp duplicates, and check assays were used to control assay quality. A total of 160 quality control samples were inserted into the total sample stream of 1,784 samples submitted to ACME, for an insertion rate of 8.3%.

Exeter used four SRMs from Geostats Pty. Ltd. (Geostats), of Perth, Australia, to control assay accuracy. The recommended values for these SRMs range between 0.82 g/t and 2.14 g/t gold and acceptably match the expected range of gold concentrations at Caspiche. SRM results for the 2006-2007 drill campaign were reviewed and found that the assay accuracy for ACME gold assays is acceptable; consistent with the conclusions of AMEC in the Technical Report authored by Wakefield and Marinho, issued in March, 2010. The SRMs were not certified for copper and thus the copper values were not monitored for assay accuracy.

Of 80 blanks assayed during the campaign, only 3 returned values greater than 0.03 g/t gold; six times the lower detection limit for gold, the maximum value was 0.07 g/t gold.

A total of 53 samples were assayed in duplicate by ACME. Pulp duplicate sample results have been reviewed and the ACME assay precision for gold is acceptable; consistent with the conclusions of AMEC in the previous NI 43-101 report from Wakefield and Marinho, March 2010. Ninety percent of the pulp duplicate pairs have absolute relative differences less than 30%.

A total of 54 samples were assayed at ACME and ALS Chemex. No significant bias exists between the ACME and ALS Chemex results for gold.

The ACME gold assays from the 2006-2007 drill campaign are adequately accurate and precise and are acceptable for purposes of mineral resource estimation; consistent with the conclusions of AMEC in the previous NI 43-101 report from Wakefield and Marinho, in March 2010.

**2007-2008 Drill Campaign**

All samples from the 2007-2008 drilling program were prepared and assayed by ALS Chemex, an independent ISO 9002 certified laboratory, in La Serena, Chile. RC samples were prepared as shown in Table 11-1.

Table 11-1: RC Sample Preparation Procedure for 2007-2008 Exeter Drill Samples

| Step | Procedure |
|---|---|
| 1 | Sample receipt and verification |
| 2 | Dry entire sample at 110° C |
| 3 | Jaw-crush entire sample to 70 % passing 10 mesh |
| 4 | Homogenize and riffle split 250 g of -10 mesh material |
| 5 | Pulverize 250 g subsample to 85 % passing 200 mesh |

The core sample preparation procedure was refined several times during the drilling program to provide coarse material for metallurgical samples. The first 676 m of core hole CSD-014 was prepared and assayed with the same procedures as used for RC samples. However, the procedure was changed for the last 65 m of CSD-014 from 676 to 741 m (total depth), and for holes CSD-015, and CSD-016, to that shown in Table 11-2.

Table 11-2: Refined DD Sample Preparation Procedure for Exeter Drill Samples

| Step | Procedure |
|---|---|
| 1 | Sample receipt and verification |
| 2 | Dry entire sample at 110° C |
| 3 | Jaw-crush entire sample to 70 % passing 6 mm |
| 4 | Homogenize and riffle split 1 kg of -6 mm material |
| 5 | Pulverize 1 kg subsample to 85 % passing 200 mesh |
| 6 | Riffle split 250 g subsample of -200 mesh material for analysis |

The sample preparation procedure was refined again for drill holes CSD-018 through CSD-026 as shown in Table 11-3.

**Table 11-3: Further Refined DD Sample Preparation Procedure for Exeter Drill Samples**

| Step | Procedure |
|---|---|
| 1 | Sample receipt and verification |
| 2 | Dry entire sample at 110° C |
| 3 | Jaw-crush entire sample to 70 % passing 9.5 mm |
| 4 | Homogenize and riffle split 1 kg of -9.5 mm material |
| 5 | Pulverize 1 kg subsample to 85 % passing 200 mesh |
| 6 | Riffle split 250 g subsample of -200 mesh material for analysis |

All RC and core samples were assayed for gold by fire assay of a 50 g sub-sample and an atomic absorption finish (ALS Chemex code Au-AA24). Samples reporting greater than 1 g/t gold were re-assayed to provide a check on the original assay. Copper and silver were assayed by four acid (total) digestion and atomic absorption finish (ALS Chemex codes Cu-AA62 and Ag-AA62). Fifty one additional elements, including copper and molybdenum, were determined on all samples using aqua regia digestion and ICP-MS (ALS Chemex code ME-MS41).

SRMs, coarse blanks, and duplicates were used to control assay quality. SRMs, blanks, and coarse duplicates were inserted at a rate of 1 in 20 for core samples, and 1 in 30 for RC samples.

Exeter used SRMs from Geostats to control assay accuracy. The recommended values for these SRMs range between 0.6 g/t and 0.8 g/t gold and acceptably match the expected range of gold concentrations at Caspiche. SRM results from the 2007-2008 drill campaign show accuracy for gold to be acceptable. Of 65 SRMs assayed, 86% were within acceptable limits, and there was no significant bias in the results.

A review of pulp duplicate assays found that ALS Chemex precision for gold is acceptable. Of 40 pairs of pulp duplicates assayed, greater than 97.5% were within 10% absolute relative difference.

Of 66 blanks assayed, all returned gold values less than three times the lower detection limit of 0.005 g/t.

Results from the ALS Chemex gold assays from the 2007-2008 drill campaign are adequately accurate and precise and are acceptable for use in mineral resource estimation.

## 2008-2009 Drill Campaign

Sample preparation and assaying for the 2008-2009 drill campaign remained much the same as it was at the end of the 2007-2008 drill campaign. Sample preparation was performed as shown in Table 11-3. Assaying for gold was by fire assay of a 50 g sub-sample and an atomic absorption finish (ALS Chemex code Au-AA24). Copper was assayed by four acid (total) digestion and atomic absorption finish (ALS Chemex codes Cu-AA62). Fifty one additional elements, including copper and molybdenum, were assayed on all samples using aqua regia digestion and ICP-MS (ALS Chemex code ME-MS41). Silver was not assayed by total digestion during this campaign, but it is included in the ME-MS41 multi-element aqua regia package. Samples reporting greater than 2 g/t gold, instead of 1 g/t in 2007-2008, were re-assayed to provide a check on the original assay.

SRMs, coarse blanks, duplicates, and check assays were used to control assay quality and were inserted at a rate of 1 in 40 samples.

A review of the 115 SRM results from ALS Chemex during the 2008-2009 drill campaign found the assay accuracy for gold to be acceptable. Recommended values for the Geostats SRMs ranged between 0.24 g/t and 1.48 g/t gold and are appropriate for the range of gold values expected at Caspiche. Several SRMs returned unacceptably low values during the campaign, but the affected batches were re-assayed with acceptable results and the assays replaced in the Exeter database. Copper and silver SRMs were not included in the 2008-2009 drill program but were acquired by Exeter for use in the 2009-2010 drill program.

A total of 51 coarse reject samples from drill holes completed between November 2008 and February 2009 were submitted by Exeter to Geoanalitica in Copiapó, Chile, for check assay. Geoanalitica is an independent ISO 9001:2000 registered assay laboratory. Gold and copper results from the 51 check assay samples were reviewed and found no significant bias exists between the ALS Chemex and Geoanalitica results for gold and copper. Control samples submitted with the check assay samples showed that assay accuracy for gold and copper at Geoanalitica is acceptable.

A total of 91 pulps from sample intervals from the 2008-2009 drill campaign were submitted by Exeter to ACME for analysis of gold, copper, and silver as an extra check on the accuracy of the ALS assays. Two blanks and two gold SRMs were included with the batch and reported acceptable accuracy for gold, and no significant carry-over contamination. Copper and silver SRMs were not included with the check assay batch. The check assay results show that the ALS gold assays are biased low. This finding is in agreement with the findings from the SRM results. The results of the copper and silver checks show that the ALS copper and silver assays are acceptably accurate.

All 64 blank samples reported gold concentrations below two times the lower detection limit of 0.01 g/t gold, and thus there is no evidence of significant carry-over contamination in the ALS Chemex gold assays. All blank samples reported copper values were below 0.01%, and silver values below 0.3 g/t, and thus there is no evidence of significant carry-over contamination in the ALS Chemex copper and silver assays.

A total of 68 pulp samples were resubmitted to ALS Chemex for duplicate analysis at the end of the 2008-2009 drill program. Duplicate data was reviewed and the precision for gold, copper, and silver was found to be acceptable.

The ALS Chemex gold and copper assays from the 2008-2009 drill campaign are within normal industry standards for accuracy and precision, and are acceptable for use in mineral resource estimation.

**2009-2010 Drill Campaign**

Drill hole samples collected during the 2009-2010 drill campaign were submitted to ACME Analytical Laboratories (Chile) S.A. in Santiago, Chile, for assay. At ACME, samples were prepared by crushing 500 g to 70% passing 2 mm (10 mesh ASTM-E11), splitting 250 g and pulverizing it to 95% passing 0.075 mm (200 mesh Tyler) (ACME code R200-500). Gold was determined by fire assay on a 30 g charge and atomic absorption finish (ACME code AuG6). Copper and silver plus an additional 31 elements were determined by aqua regia digestion and an ICP finish (ACME code ICP-1D). Samples returning greater than 0.2% copper were re-digested using a total, four-acid digestion and atomic absorption finish (ACME code 8TD). Samples returning greater than 300 g/t silver were re-assayed by fire assay and gravimetric finish.

SRMs, coarse blanks, duplicates, and check assays are used to control assay quality and are inserted at a nominal rate of 1 in 25 samples.

Exeter submitted a total of 404 gold SRMs and 28 copper and silver SRMs, a 3.0% insertion rate, with the project samples to control assay accuracy. Recommended values for the Geostats gold SRMs ranged between 0.2 g/t and 2.0 g/t gold and are appropriate for the range of gold values expected at Caspiche. No significant bias was observed in the SRM results for gold. Over 96% of the gold and base metal standards returned results within two standard deviations.

Copper and silver SRMs were acquired for this campaign, but were not inserted into assay batches during the early part of the program. Beginning in February 2010, assay batches included a mixture of silver and copper SRMs, together with the gold SRMs. SRMs employed by Exeter range between 1.3 g/t and 26.8 g/t silver and 0.15% and 0.24% copper, and are appropriate for the range of silver and copper values expected at Caspiche. Gold SRMs, while not certified for silver, have historically returned reasonably precise results in an appropriate

grade range between 0.3 g/t to 6.0 g/t for silver grades expected at Caspiche. Exeter has produced a number of SRMs from Caspiche project material to control accuracy in future drill campaigns.

Exeter selected 338 representative samples from mineralized intercepts from the 2009/2010 drill campaign and submitted them to ALS La Serena Laboratory, with appropriate blanks and standards, for check assay. Results showed no significant problems with precision or sample integrity.

Blanks were submitted at the start of each batch to test for cross-batch contamination and also after suspect high-grade zones such as auriferous ledges or massive sulphide veins. Of 154 blanks submitted, a 1.1% insertion rate, over 98% of the assays for gold were less than two times the lower detection limit value for the method. Copper assays for blank samples were all below 20 ppm (0.002%), except for one value of 60 ppm (0.006%). Results show there is no significant contamination of gold, silver, or copper assays due to sample preparation at ACME.

Coarse reject material from 386 intervals from the 2009-2010 drill campaign were selected and re-assayed at ACME to determine assay precision for gold, copper, and silver. Results for gold show that, 95% of the samples have related percent difference (RPD) levels below 20%. Results for copper and silver show that 90% and 99% of duplicates respectively have RPD levels below 20%. General industry practice considers coarse duplicates having RPD less than 20% to be acceptable.

Exeter reviews quality control results of each batch before loading the assay into the mineral resource database. Additionally, Exeter reviews long-range trends of control sample results and modifies the QA/QC protocol as necessary. In 2011, AMEC reviewed the 2009-2010 control results with Exeter prior to calculation of the updated resource estimate and agreed that Exeter's control of data quality and evaluation of the results to be effective and the data was acceptable for use in mineral resource estimation.

## 2010-2011 Drill Campaign

Sample preparation and analysis was the same as for the 2009-2010 drill campaign. Drill hole samples collected during the 2009-2010 drill campaign were submitted to ACME Analytical Laboratories (Chile) S.A. in Santiago, Chile, for assay. At ACME, samples were prepared by crushing 500 g to 70% passing 2 mm (10 mesh ASTM-E11), splitting 250 g and pulverizing it to 95% passing 0.075 mm (200 mesh Tyler) (ACME code R200-500). Gold was determined by fire assay on a 30 g charge and atomic absorption finish (ACME code AuG6). Copper and silver plus an additional 31 elements were determined by aqua regia digestion and an ICP finish (ACME code ICP-1D). Samples returning greater than 0.2% copper were re-digested using a total, four-acid digestion and atomic absorption finish (ACME code 8TD). Samples returning greater than 300 g/t silver were re-assayed by fire assay and gravimetric finish.

SRMs, coarse blanks, duplicates, and check assays are used to control assay quality and are inserted at a nominal rate of 1 in 25 samples.

All SRMs submitted during the 2010-2011 drill campaign have been produced and characterized from representative Caspiche mineralized material. All SRMs produced from Caspiche mineralized materials have been characterized for gold, copper and silver.

Exeter submitted a total of 142 gold SRMs and 142 copper and silver SRMs, a 3.0% insertion rate, with the project samples to control assay accuracy. Recommended values for the Caspiche gold, copper and silver SRMs ranged between 0.28 g/t and 0.69 g/t gold, between 90 ppm (0.009%) and 2252 ppm (0.2252%) copper and 0.70 g/t and 1.00 g/t silver. These values and are appropriate for the range of gold, copper and silver values expected at Caspiche. No significant bias was observed in the SRM results for gold. Approximately 96% of the gold SRMs and 91% of copper SRMs returned results within two standard deviations of the expected values. Greater than 99% of silver SRMs returned results within two standard deviations of the expected values however the majority of results indicated a slight low bias.

Blanks were submitted at the start of each batch to test for cross-batch contamination and also after suspect high-grade zones such as auriferous ledges or massive sulphide veins. Of 63 blanks submitted, a 1.4% insertion rate, over 98.4% of the assays for gold returned values less than 0.02 g/t gold and a maximum value of 0.05 g/t gold. All copper assays for blank samples returned values less than 20 ppm (0.002%). Results show there is no significant contamination of gold, silver, or copper assays due to sample preparation at ACME.

Exeter reviews quality control results of each batch before loading the assay into the mineral resource database. Additionally, Exeter review long-range trends of control sample results and modify the QA/QC protocol as necessary. In 2011, AMEC reviewed the 2010-2011 control results with Exeter prior to calculation of the updated resource estimate and agreed that Exeter's control of data quality and evaluation of the results was effective and the data was acceptable for use in mineral resource estimation. Cube Consulting undertook an independent review of SRM control charts for all Exeter data and believed that the 2011 database provided an accurate and robust representation of the Caspiche project and was appropriate for use in mineral resource estimation. Cube Consulting is an independent Australian based consulting firm specializing in mining and mineral resource services.

All SRM control charts for the 2010-2011 drilling campaign for gold, copper and are shown in Figure 11-1 to Figure 11-21. The amount of additional QA/QC data from 2011/2012 is relatively small and unlikely to materially affect the overall quality statistics detailed here. Continuous field monitoring of the QA/QC data was maintained throughout the 2011/12 season by Exeter.


Standard Plot - STD_OM00
Laboratory = ACME, Analyte = Au (g/t) , Method = Fire Assay 30gm
0.55
0.5
0.45
0.4
0.35
0.3
10000404
10000404
10000433
11000296
11000327
11000327
11000574
11000664
11000664

Figure 11-1: SRM Control Chart OM00 (2010-2011) - Gold (Source: Cube Consulting, 2013)


Standard Plot - STD_OM00
Laboratory = ACME, Analyte = Cu (ppm), Method = Aqua Regia ICP
120.3
110.3
100.3
90.3
80.3
70.3
60.3
10000404
10000404
10000433
11000296
11000327
11000327
11000574
11000664
11000664

Figure 11-2: SRM Control Chart OM00 (2010-2011) - Copper (Source: Cube Consulting, 2013)


Standard Plot - STD_OM00
Laboratory = ACME, Analyte = Ag (ppm), Method = Aqua Regia ICP
1.8
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
10000404
10000404
10000433
11000296
11000327
11000327
11000574
11000664
11000664

Figure 11-3: SRM Control Chart OM00 (2010-2011) - Silver (Source: Cube Consulting, 2013)


Standard Plot - STD_OM10
Laboratory = ACME, Analyte = Au (g/t) , Method = Fire Assay 30gm
0.5
0.45
0.4
0.35
0.3
0.25
10000404
10000404
10000433
11000016
11000091
11000296
11000296
11000327
11000327
11000327
11000574
11000664
11000664

Figure 11-4: SRM Control Chart OM10 (2010-2011) - Gold (Source: Cube Consulting, 2013)


Standard Plot - STD_OM10
Laboratory = ACME, Analyte = Cu (ppm), Method = Aqua Regia ICP
110.25
100.25
90.25
80.25
70.25
60.25
50.25
40.25
10000404
10000404
10000433
11000016
11000091
11000296
11000296
11000327
11000327
11000327
11000574
11000664
11000664

Figure 11-5: SRM Control Chart OM10 (2010-2011) - Copper (Source: Cube Consulting, 2013)


Standard Plot - STD_OM10
Laboratory = ACME, Analyte = Ag (g/t) , Method = Aqua Regia ICP
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
10000404
10000404
10000433
11000016
11000091
11000296
11000296
11000327
11000327
11000327
11000574
11000664
11000664

Figure 11-6: SRM Control Chart OM10 (2010-2011) - Silver (Source: Cube Consulting, 2013)


Standard Plot - STD_SM100
Laboratory = ACME, Analyte = Au (g/t) , Method = Fire Assay 30gm
0.4
0.38
0.36
0.34
0.32
0.3
0.28
0.26
0.24
0.22
0.2

Figure 11-7: SRM Control Chart OM100 (2010-2011) - Gold (Source: Cube Consulting, 2013)


Standard Plot - STD_SM100
Laboratory = ACME, Analyte = Cu (ppm), Method = Aqua Regia ICP
2100
2000
1900
1800
1700
1600
1500
1400

Figure 11-8: SRM Control Chart OM100 (2010-2011) - Copper (Source: Cube Consulting, 2013)


Standard Plot - STD_SM100
Laboratory = ACME, Analyte = Ag (g/t) , Method = Aqua Regia ICP
1.4
1.2
1
0.8
0.6
0.4
0.2
0

Figure 11-9: SRM Control Chart OM100 (2010-2011) - Silver (Source: Cube Consulting, 2013)


Standard Plot - STD_SM110
Laboratory = ACME, Analyte = Au (g/t) , Method = Fire Assay 30gm
0.35
0.3
0.25
0.2
0.15
0.1

Figure 11-10: SRM Control Chart OM110 (2010-2011) - Gold (Source: Cube Consulting, 2013)


Standard Plot - STD_SM110
Laboratory = ACME, Analyte = Cu (ppm), Method = Aqua Regia ICP
1800
1700
1600
1500
1400
1300
1200
1100
1000

Figure 11-11: SRM Control Chart OM110 (2010-2011) -Copper (Source: Cube Consulting, 2013)


Standard Plot - STD_SM110
Laboratory = ACME, Analyte = Ag (g/t) , Method = Aqua Regia ICP
1.2
1
0.8
0.6
0.4
0.2
0

Figure 11-12: SRM Control Chart OM110 (2010-2011) - Silver (Source: Cube Consulting, 2013)


Standard Plot - STD_SM200
Laboratory = ACME, Analyte = Au (g/t) , Method = Fire Assay 30gm
1.1
1
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
10000414
10000414
10000432
10000443
10000443
11000002
11000095

Figure 11-13: SRM Control Chart OM200 (2010-2011) - Gold (Source: Cube Consulting, 2013)


Standard Plot - STD_SM200
Laboratory = ACME, Analyte =Cu (ppm), Method = Aqua Regia ICP
2450
2400
2350
2300
2250
2200
2150
2100
2050
2000
1950
10000414
10000414
10000432
10000443
10000443
11000002
11000095

Figure 11-14: SRM Control Chart OM200 (2010-2011) -Copper (Source: Cube Consulting, 2013)


Standard Plot - STD_SM200
Laboratory = ACME, Analyte = Ag (g/t) , Method = Aqua Regia ICP
1.4
1.2
1
0.8
0.6
0.4
0.2
0
10000414
10000414
10000432
10000443
10000443
11000002
11000006

Figure 11-15: SRM Control Chart OM200 (2010-2011) - Silver (Source: Cube Consulting, 2013)


Standard Plot - STD_SM210
Laboratory = ACME, Analyte = Au (g/t) , Method = Fire Assay 30gm
0.75
0.7
0.65
0.6
0.55
0.5
0.45
0.4
0.35
0.3
10000410
10000414
10000414
10000432
10000443
11000095
11000180
11000211

Figure 11-16: SRM Control Chart OM210 (2010-2011) - Gold (Source: Cube Consulting, 2013)



Standard Plot - STD_SM210
Laboratory = ACME, Analyte = Cu (ppm), Method = Aqua Regia ICP
2300
2200
2100
2000
1900
1800
1700
1600
10000410
10000414
10000414
10000432
10000443
11000095
11000180
11000211

Figure 11-17: SRM Control Chart OM210 (2010-2011) -Copper (Source: Cube Consulting, 2013)



Standard Plot - STD_SM210
Laboratory = ACME, Analyte = Ag (g/t) , Method = Aqua Regia ICP
1.2
1
0.8
0.6
0.4
0.2
0
10000410
10000414
10000414
10000432
10000443
11000095
11000180
11000211

Figure 11-18: SRM Control Chart OM210 (2010-2011) - Silver (Source: Cube Consulting, 2013)



Standard Plot - STD_SM300
Laboratory = ACME, Analyte = Au (g/t) , Method = Fire Assay 30gm
0.54
0.52
0.5
0.48
0.46
0.44
0.42
0.4
10000443
10000443
11000002
11000002
11000002
11000026
11000026
11000069
11000091
11000091
11000095
11000179
11000180
11000180
11000211
11000212

Figure 11-19: SRM Control Chart OM300 (2010-2011) - Gold (Source: Cube Consulting, 2013)



Standard Plot - STD_SM300
Laboratory = ACME, Analyte = Cu (ppm), Method = Aqua Regia ICP
850
800
750
700
650
600
550
500
10000443
10000443
11000002
11000002
11000002
11000026
11000026
11000069
11000091
11000091
11000095
11000179
11000180
11000180
11000211
11000212

Figure 11-20: SRM Control Chart OM300 (2010-2011) -Copper (Source: Cube Consulting, 2013)


Standard Plot - STD_SM300
Laboratory = ACME, Analyte = Ag (g/t) , Method = Aqua Regia ICP
1.2
1
0.8
0.6
0.4
0.2
0
-0.2
-0.4

Figure 11-21: SRM Control Chart OM300 (2010-2011) - Silver (Source: Cube Consulting, 2013)

## Newcrest

Drill samples were assayed for gold, silver, and copper at ALS Geolab in Copiapó, Chile. The quality control program consisted of external standards and blanks sent to ALS Geolab, with check assays sent to ACME Laboratories and SGS Laboratories in Santiago, Chile. ACME and SGS are ISO 9001 registered assay laboratories. The ACME checks reportedly produced systematically higher (bias not quantified) gold values than those from ALS Geolab (Van Kerkvoort et al., 2008). This indicates that the Newcrest gold assays may be biased low and thus may underestimate the true gold grade of the Newcrest intercepts.

## Anglo

Specific details regarding the sample preparation and assay methodology for the Anglo drill samples are not available to Exeter. Drill samples were assayed for gold, silver, and copper at ALS Geolab in Copiapó, Chile. ALS Geolab assay certificates show the laboratory performed duplicate assays every five samples and included standards in each batch. Anglo reports did not mention any significant issues with assay quality (Van Kerkvoort et al., 2008).

# 12 DATA VERIFICATION

The various steps taken by Exeter to ensure the integrity of analytical data are consistent with standard industry practice. The sampling procedures are appropriate for the style of mineralization and structural controls for the Caspiche Project. Cube's examination of drill cores, particularly in regard to the recognition of mineralized intervals, verified the soundness of the core sampling procedure.

Cube most recently undertook a site visit to the Caspiche Project on the 22nd, 23rd, and 24th of October 2013. Cube's site visit included a field inspection, confirmation of drill hole locations, review of the geological and structural setting and inspection of representative mineralization in diamond drill core. Cube undertook independent sampling and assaying of select drill core intervals during this site visit.

Exeter conducts comprehensive internal and external validation of its databases, both in hard copy and electronic format. Drill collars are professionally surveyed and independent audits are encouraged. All laboratory results are checked by a qualified geologist before loading into the database and again at regular intervals for long term trends.

Comprehensive external database audits have been conducted several times during the period October 2008 to September 2011. AMEC audited the Exeter Caspiche mineral resource database on four occasions during January 2009, August 2009, January 2010 and August 2010. The AMEC database audits included checking of collar, survey, lithology, stratigraphic unit, alteration, oxidation and assay data against original log sheets and assay records. In addition to database auditing, AMEC checked the location of drill holes in the field, and sampled and assayed select drill core intervals during their site visit in October 2008.

Details of previous data validation can be found in NI 43-101 reports on Caspiche (Wakefield and Marinho 2009a, 2009b, 2010, Tolman and Perkins 2010 and Holmes et al, 2012). All five of these documents have been previously lodged with the Canadian Securities Administrators and are available for viewing on SEDAR at http://www.sedar.com. For completeness, some of the sections from the previous reports are repeated below, either in full or part.

## 12.1 Mineral Resource Database Audits

### 12.1.1 AMEC

AMEC performed four audits of the Caspiche mineral resource database during the period October 2008 to August 2010 and found that it was adequately free of data entry errors and determined that it was acceptable for use in mineral resource estimation (Wakefield and Marinho, 2009a, 2009b, 2010, and Tolman and Perkins, 2010).

At the end of the 2010 drill season, Exeter performed an internal database audit on all hard copy and electronic data and determined that no significant data entry problems existed.

In August 2010, AMEC performed an audit of Caspiche drilling data received since the effective date of the MRE (AMEC 2011) for the Property. No significant errors were found in the mineral resource database in collar, survey, lithology, stratigraphic unit, alteration or oxidation in data entry from original logs. A selection of assay records in the database were checked against the original assay certificates and no errors were found.

### 12.1.2 Cube Consulting

In September 2012 Cube undertook an extensive verification of the drill holes database whilst in Exeter's Copiapó office in Chile. Database verification included:

- A detailed overview of the database structure with Exeter's database manager
- A detailed check of 1 in 10 of all drill holes drilled by Exeter between January 2007 and September 2012 including:
    - Cross-validation of sample numbers from sample cutting sheet, Exeter dispatch number, laboratory job number and database - no errors detected
    - Cross-validation of standard reference material numbers between sample dispatch sheet and database - no errors detected
    - Cross-validation of official ALS and ACME lab assay reports (obtained directly from the laboratories) against the database. Approximately 20% of all database assay records were checked - no errors detected
    - Check of downhole survey between original Reflex EZ Shot records and database - no errors detected
    - Check of database drill hole collar coordinates against original paper drill hole record - no errors detected.

## 12.2 Drill Hole Locations

Exeter routinely uses a professional surveyor to determine the exact position of drill hole locations. Drill hole collar locations are surveyed using a Leica TC 600 total station unit with centimetre accuracy using the Instituto Geográfico Militar 26° to 36° transform.

Drill hole locations were verified during an October 2008 site visit to the property by AMEC who collected handheld GPS location readings for seven drill hole locations in the Caspiche Porphyry

area to verify the accuracy of the drill hole coordinates in the mineral resource database. An additional three holes were surveyed by Cube in September 2011 with a hand held Garman 76Cx GPS unit. A comparison between Exeter surveyed drill hole locations and GPS location readings are shown in Table 12-1.

Significant differences were noted between the Exeter surveyed drill hole locations and GPS collar coordinates. Handheld GPS coordinates were collected using the PSAD56 datum, which is a general transform that can vary up to 50 m from the more precise Instituto Geográfico Militar 26° to 36° transform used by Exeter (Galaz, 2008). AMEC compared Exeter surveyed collar locations with drill pads on geo-referenced digital images, and found the collar locations to be acceptably accurate (Wakefield and Marinho, 2010).

**Table 12-1: Caspiche Drill Hole Collar Checks**

| Drill Hole | Difference Easting (m) | Difference Northing (m) | Checked By |
|---|---|---|---|
| CSD015 | 24.15 | -51.4 | AMEC |
| CSD016 | 16.4 | -33.14 | AMEC |
| CSD024 | 26 | -38 | AMEC |
| CSR023 | 28.2 | -36.44 | AMEC |
| SHC07 | 8.81 | -49.04 | AMEC |
| SPC03 | 15.29 | -47.66 | AMEC |
| CDH-03 | 15.49 | -42.5 | AMEC |
| CSD059 | 8.76 | -50.66 | CUBE |
| CSD031 | 20.34 | -44.25 | CUBE |
| CSD067 | -2.92 | -56.57 | CUBE |

## 12.3 Independent Sampling

### 12.3.1 AMEC Core Sampling

AMEC, during their October 2008 site visit, selected six Exeter drill hole intervals for check assaying to confirm the presence of gold and copper in the Caspiche drill core (Wakefield and Marinho, 2009a). Mineralized intervals at various depths were selected from the three most

relevant drill holes available at the time (CSD014, CSD015, and CSD016). Exeter split (sawn quarter-core), sampled, and bagged the core under AMEC supervision and AMEC submitted the samples to ACME Laboratories in Santiago, Chile, for assaying. ACME assayed gold by standard 30 g fire assay and atomic absorption finish (ACME code G6), and copper by four-acid total digestion and atomic absorption (ACME code 8TD).

Table 12-2 summarises the ACME check sampling of Caspiche drill core, and shows the assay results from the original Exeter half-core sampling and the AMEC quarter-core sampling. A single SRM submitted with the check samples reported good assay accuracy for gold and copper.

**Table 12-2: Summary of AMEC Check Sampling of Caspiche Core**

| Drill Hole | Interval (m) | Exeter Au (g/t) | Exeter Cu (%) | AMEC Au (g/t) | AMEC Cu (%) |
|---|---|---|---|---|---|
| CSD014 | 242 – 244 | 0.41 | 0.33 | 0.55 | 0.4 |
| CSD015 | 440 – 442 | 0.51 | 0.31 | 0.5 | 0.29 |
| CSD015 | 600 – 602 | 1.16 | 0.38 | 1.16 | 0.39 |
| CSD016 | 221 – 223 | 0.78 | 0.4 | 0.79 | 0.4 |
| CSD016 | 381 – 383 | 1.18 | 0.45 | 1.62 | 0.54 |
| CSD016 | 461 – 463 | 1.52 | 0.51 | 1.68 | 0.38 |

The assay results shown in Table 12-2 confirm the presence of gold and copper in Exeter Caspiche drill core. AMEC assay results also agree reasonably well with Exeter assay results.

### 12.3.2 Cube Core Sampling

Cube, during their October 2013 site visit, selected two Exeter drill hole intervals for check assaying to confirm the presence of gold and copper in the Caspiche drill core. Mineralized intervals at various depths were selected from recent drill holes CSD075 and CSD078. Exeter split (sawn quarter-core), sampled, and bagged the core under Cube supervision and Cube transported and submitted the core samples to ACME Laboratories, an independent ISO 9000 certified laboratory, in Santiago, Chile, for sample preparation. The pulps were then shipped to Cube's Perth Office in Australia. Cube submitted the pulps to Intertek (Genalysis) Laboratory Services, an independent ISO 9000 certified laboratory, in Maddington, Western Australia for assaying.

Table 12-3 summarises the Cube check sampling of Caspiche drill core, and shows the assay results from the original Exeter half-core sampling and the Cube quarter-core sampling. A single SRM submitted with the check samples reported reasonable assay accuracy for gold and

copper. Intertek were requested to undertake 25 g fire assay and AAS finish for gold and 4 acid digest with ICP finish for 33 elements including copper.

**Table 12-3: Summary of Cube Check Sampling of Caspiche Core**

| Drill Hole | Interval (m) | Exeter Au (g/t) | Exeter Cu (ppm) | Cube Au (g/t) | Cube Cu (ppm) |
|---|---|---|---|---|---|
| SRM | | 0.617 | 2006 | 0.68 | 1702 |
| CSD075 | 620 - 622 | 0.72 | 2084 | 0.68 | 1670 |
| | 622 - 624 | 1.07 | 3102 | 0.91 | 2159 |
| | 642 - 644 | 1.039 | 4740 | 1.07 | 4224 |
| | 644 - 646 | 0.854 | 3647 | 0.78 | 2720 |
| CSD078 | 622 - 624 | 1.621 | 2754 | 1.71 | 2738 |
| | 624 - 626 | 0.509 | 923 | 0.53 | 724 |

The assay results shown in Table 12-3 confirm the presence of gold and copper in Exeter Caspiche drill core. The Cube assay results (Au and Cu) agree reasonably well with Exeter assay results.

### 12.3.3 Rio Tinto Metallurgical Sampling

Rio Tinto undertook a review of the Caspiche project in October 2008. As part of this review, Rio Tinto took six samples of drill core coarse reject material for metallurgical testwork. The samples were selected to be representative of a variety of alteration styles occurring at Caspiche. A comparison of drill hole intercept grades and metallurgical testwork head grades are presented in Table 12-4. In general, there is very good agreement between the metallurgical testwork head grades and the drill hole assay grades as recorded in the drill hole database.

**Table 12-4: Summary of Rio Tinto Metallurgical Sampling of Caspiche Core**

| Drill Hole | Alteration Style | Interval (m) | Drill Hole Intercept Grade | | Met Test Head Grade | |
|---|---|---|---|---|---|---|
| | | | Au g/t | Cu % | Au g/t | Cu % |
| CSD-15 | Potassic with dominant Biotite / Intermediate Argillic | 474 - 480 | 1.12 | 0.29 | 1.12 | 0.29 |
| CSD-16 | Advanced Argillic / Potassic K-Feldspar dominant | 281 - 287 | 1.72 | 0.52 | 1.65 | 0.51 |
| CSD-16 | Advanced Argillic / Potassic K-Feldspar dominant | 415 - 421 | 1.58 | 0.47 | 1.7 | 0.47 |
| CSD-16 | Potassic with dominant Biotite | 635 – 641 | 0.76 | 0.36 | 0.83 | 0.36 |
| CSD-16 | Potassic with dominant Biotite | 724 - 734 | 0.77 | 0.39 | 0.6 | 0.15 |
| CSD-25 | Potassic with dominant Biotite | 278 – 284 | 1.56 | 0.31 | 1.47 | 0.29 |

## 12.4 Exeter QA/QC

### 12.4.1 Geochemical Standards

Geochemical Standard Reference Material (SRM's) has been used by Exeter in all drilling programmes at Caspiche. During the period January 2008 to May 2012, SRM's and blanks were inserted at rates varying between 1 in 25 to 1 in 40 samples. The majority of SRM's are provided by Geostats Pty. Ltd. ("Geostats") of Australia. Exeter has also produced and characterised some SRM's based on representative Caspiche mineralized material. To date, a total of 928 gold SRM's have been submitted from 28 different standards with recommended assay values varying from 0.24 to 2.14 Au ppm. In addition, a total of 169 copper SRM's have been submitted from 7 different standards with recommended assay values varying from 90 to 2,252 Cu ppm

Cube undertook a review of all SRM results for the period between January 2007 and September 2011. During this period, the majority of gold and copper SRM's performed within the expected limits with 93% and 92% being within two standard deviations of the expected value respectively. Cube made selected random checks of the database for SRM values that were outside two standard deviations of the expected value and noted that in all cases Exeter had highlighted these for follow-up.

In general, blanks showed acceptable performance with only 11 values exceeding 0.03 Au ppm and only 1 value exceeding 0.09 Au ppm.

Cube is of the opinion that Exeter has implemented and continues to maintain a well-managed and robust QA/QC program and there does not appear to be evidence of systematic error or material bias.

## 12.5 Twinned Holes

Exeter conducted selected confirmation drilling of Anglo drilling (two holes) and Newcrest drilling (four holes).

Exeter confirmation drilling of Anglo drilling revealed a slight high-bias, on average, in the Anglo gold assays, however the thickness of the intercepts are approximately equal. Anglo copper assays are, on average, unbiased when compared to Exeter confirmation drilling intercepts. Exeter confirmation drilling of Newcrest drilling showed that no significant bias exists, on average, in the Newcrest gold assays, and that the thicknesses of the intercepts are approximately equal. Newcrest copper and silver assays are, on average, unbiased when compared to Exeter confirmation drilling intercepts.

AMEC reviewed the results from all six twinned holes and concluded that the Exeter drilling confirms gold, copper, and silver grades (Newcrest only for silver) and thicknesses of both the Anglo and Newcrest drill intercepts. AMEC concluded that Anglo and Newcrest drill hole are

acceptable for use in mineral resource estimation (Wakefield and Marinho, 2010). Cube briefly reviewed the twin data and concurred with the AMEC conclusion.

Metallurgical drilling at the Caspiche Porphyry deposit in 2011 - 2012 resulted in two extra opportunities for twin-hole comparison. Metallurgical holes METT05 and METT06 were drilled during the 2011 – 2012 campaign. These holes are not direct or intentional twins and therefore are only in proximity to the original Exeter holes CSD015 and CSD014. Assayed data points on hole METT05 are located in space between 1.5 and 90 metres from data on hole CSD015; Assayed data points on hole METT06 are located in space between 8 and 70 metres from data on hole CSD014. Cube has compared the assay results for gold, copper, arsenic and sulphur in these holes using 10 m bench composites. The comparisons of all elements show only moderate correlation and a wide dispersion. This being said, the data compared are within the defined mineralization and interval averages show reasonable correlation and confirm the overall mineralised interval grades. There is no evidence of systematic bias between the two pairs of drill data. From an estimation of mineralization perspective the differences in the data are not considered to be material by Cube, due to the overall mode of occurrence of the mineralization as a bulk domain. Within the mineralization variations in the grades of gold copper and silver of the magnitudes demonstrated are expected to occur and will not materially impact the estimate.

## 12.6 Check Assaying of Samples Greater Than 1 Au ppm

As part of the assaying procedure, samples that return significant gold values greater than 1-2 Au ppm, are routinely re-assayed with a second fire assay using the same method as the original assay. Figure 12-1 shows a scatter plot of the original assay versus the re-assay of all gold samples with an original grade of greater than 1 Au ppm, a total of 560 pairs, with one outlier removed. This comparison shows reasonable correlation indicating relatively low variability within the pulp sample. This re-assaying procedure also includes the geochemical standards.



R² = 0.951
Re-Assay - Au ppm
Original Fire Assay - Au ppm

Figure 12-1: Re-Assays of Samples >1 Au ppm

## 12.7 Cube Consulting Statement

Cube Consulting has undertaken reasonable endeavours to assess the veracity of drilling data for the Caspiche project. It can be concluded that all logging, sampling and data QA/QC procedures between January 2007 and May 2012 have been carried out to a high industry standard and record keeping and database management is excellent.

Cube believes that the current database provides an accurate and robust representation of the Caspiche project and is appropriate for use in mineral resource estimation.

# 13 MINERAL PROCESSING AND METALLURGICAL RECOVERY

## 13.1 Oxide Mineralization

The Caspiche project oxide mineralization has been subject to several physical characterization and metallurgical test programs to determine possible process routes and expected recoveries.

This chapter summarizes all metallurgical test work undertaken at the time of preparing this 43-101 Technical Report, it discusses the nature, extent and analytical procedures of the tests and provides a summary of the most relevant results.

### 13.1.1 Historical Testing

**Newcrest 1997 and Exeter 2007 Metallurgical Testing**

Prior to 2008, the only metallurgical test work carried out on Caspiche mineralization was leaching test work of a scouting nature on oxide samples. Exeter carried out bottle roll tests on reverse circulation (RC) drill chips from the discovery hole CSD 013 at SGS Santiago. Ten years earlier Newcrest also carried out similar level scouting work on six intercepts at SGS Santiago. There were no records of any metallurgical work being carried out by Anglo. The test details of all these early metallurgical programs were reported in the first Exeter NI 43-101 Technical Report issued in 2008.[17]

**McClelland Laboratories 2008 Bottle Roll Tests**

In August 2008, Exeter selected drill-hole intervals from the Caspiche oxide mineralized intercepts for metallurgical test work. Six oxide intervals were selected and the stored coarse crushed material was appropriately assembled and sent to McClelland Laboratories International (MLI) in Sparks, Nevada.

Caspiche oxide mineralization is present in the deposit as a relatively thick horizontal blanket with little to no copper content; the average copper grade was less than 0.01% Cu, or below the detection limit of the laboratory analyses. The objective of the test program was to confirm that this material would be amenable to heap leaching as flotation of any gold values into a concentrate was thought to be challenging.

[17] "Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile", prepared for Exeter Resource Corporation, dated on 28 April 2008, by Van Kerkvoort, G., Delendatti, G.L.A., and Perkins, J. http://www.sedar.com.

MLI carried out bottle roll tests on each of the six oxide intercepts at the as received size and at a finer crush size of 1.7 mm. The intercepts were then combined to form two composites classified as 'Andesite' and 'Porphyry' which provided sufficient material for a column leach test on both. Gold dissolutions of approximately 77% and 84% were achieved within 30 days of leaching with moderate reagent consumptions. Exeter considered these results to be sufficiently encouraging confirmation of the potential to heap leach the oxide blanket. The program was reported in detail in the independent AMEC NI 43-101 Technical Report of 2009. [18]

There was very little additional oxide mineralization encountered in the 2009 drill program, so a specific drilling program was completed in the 2009 – 2010 field season to obtain further appropriate oxide samples.

**McClelland Laboratories 2010 Column and Bottle Roll Tests**

Following the encouraging results of the initial 2008 column leaching tests, a comprehensive column leach program was implemented. The objective was to examine leaching characteristics at a range of oxide crush sizes in order to select the most appropriate size for gold recovery by heap leaching, and perhaps to give an indication of whether run-of-mine (ROM) leaching might be feasible. Seven large diameter PQ core (85 mm diameter) drill holes were completed to characterize the oxide zone, with several of them "twinning" RC holes drilled by earlier explorers. The oxide mineralization encountered in these PQ holes was considered by Exeter geologists to be broadly representative of the overall oxide resource in terms of depth and area.

The mineralization intersected in these holes was split into 11 composites based on rock type, depth or location. The composites ranged in length from 22 metres to 116 metres of continuous sample. The intention was to complete a column leach test each on each composite at nominal $P_{80}$ sizes of 50 mm, 25 mm and 12.5 mm where sufficient weight was available, as well as completing bottle roll leach tests and physical crushing and abrasion test work.

The program was carried out at MLI in 2010 in 10' high columns with diameters of up to 12", selected to suit the material top size. The weight requirements for the larger columns meant that only 8 of the 11 composites were tested at all 3 $P_{80}$ sizes. One of these composites, Composite 8, was a transition sample, included to evaluate what might happen if leaching of oxide was extended into the transition zone. Composite 1 was a sample of mineralized transported material from 0 to 22 m depth and there was only sufficient material for it to be tested at 12.5 mm.

[18] "Caspiche Property, Region III, Chile, NI 43-101 Technical Report, Prepared for Exeter Resource Corporation" dated 14 September 2009 by Wakefield, T. W., and Marinho, R. Available for viewing on SEDAR at http://www.sedar.com.

Composite 3 (86 m to 146 m) and Composite 11 (120 m to 150 m) were tested at $P_{80}$ of 25 mm and 12.5 mm.

The whole PQ core was hand-crushed at MLI in order that the largest size range would be as coarse as possible. The average size distribution of the 8 composites tested at the coarser size was approximately 65% passing ($P_{65}$) 50 mm rather than the nominal 80% passing size. This coarser than nominal size should be considered when reviewing the results. Head grades of all the oxide composites ranged from 0.39 to 0.67 g/t Au and 50 to 230 ppm Cu. The transition composite, Composite 8, contained 0.07% Cu and 0.83% sulphide sulphur.

The seven oxide composites that were tested at all three feed sizes reported average gold recoveries of 79.3%, 80.4% and 81.7% for 50 mm, 25 mm and 12.5 mm respectively. **¡Error! La autoreferencia al marcador no es válida.** shows the results for the seven composites tested at all three sizes. Leach kinetics are presented in more detail in Table 13-3 and Figure 13-1 and Figure 13-2, as well as in Section 13.1.2.

The 50mm samples leached substantially slower than the finer samples, however gold recovery was expected to approach those recoveries obtained from the finer samples with a longer leaching cycle. Composite 11 (120 m to 130 m) gave the lowest gold recoveries of the oxide samples at just over 70% for the 25 mm size material.

**Table 13-1: MLI Leach Program Main Results**

| Composite | Gold Recovery (%) | | | NaCN consumption (kg/t) | | |
|---|---|---|---|---|---|---|
| | 50.0 mm | 25.0 mm | 12.5 mm | 50.0 mm | 25.0 mm | 12.5 mm |
| Composite 2 (CSD 045, 30-86 m) | 78.0 | 80.9 | 80.8 | 1.45 | 1.28 | 1.41 |
| Composite 4 (CSD 046, 62-132m) | 71.1 | 74.7 | 75.7 | 1.58 | 1.12 | 1.10 |
| Composite 5 (CSD 049, 050, 057 Shallow) | 75.5 | 77.3 | 83.3 | 1.48 | 1.25 | 1.77 |
| Composite 6 (CSD 049, 10-126m ) | 84.7 | 80.3 | 83.3 | 2.23 | 1.71 | 1.35 |
| Composite 7 (CSD 052, 0-60m ) | 85.8 | 87.4 | 86.5 | 1.37 | 0.85 | 1.16 |
| Composite 9 (CSD, 054, 54-128m) | 82.4 | 81.4 | 81.5 | 2.73 | 1.38 | 1.36 |
| Composite 10 (CSD 057, 28-56m) | 74.5 | 78.4 | 79.3 | 1.39 | 1.19 | 1.73 |

Gold recoveries obtained from transition Composite 8 at -50 mm, -25 mm and -12.5 mm were 54.2%, 68.8% and 68.9% respectively. The leach kinetics were slower than those for the oxide samples. The higher copper content in the sample resulted in cyanide consumptions which were significantly higher than those in the oxide samples. The results suggest that transition material could be treated by heap leaching if required. However it is probable that copper might need to be removed and cyanide recovered in a SART facility. The expected gold recoveries may also

be lower and leach cycle times substantially longer. Due to copper in solution, transition material should not be leached or mixed with oxide material.

Bottle roll test results at $P_{80}$ -1.7 mm feed sizes were reasonably predictive of column test gold recoveries and were effectively used to estimate column test lime requirements. This suggests that in production, such tests might be used for performance prediction if carried out on blast hole cuttings.

Cyanide consumption for the oxide composites were high, but, based on comparative test work data base results and actual production results of similar operations, should be significantly lower in commercial production. Lime requirements were moderate; generally pH control during leaching was not difficult. Load/permeability tests on the column residues indicated that the oxide mineral would display adequate permeability under expected heap stack height compressive loadings.

Sufficient material was left from two composites to carry out additional column leach tests at 25 mm using lower cyanide concentrations, namely addition rates of 1.00, 0.50 and 0.25 kg/t NaCN. The results of this optimization program are summarized in Table 13-2.

**Table 13-2: Results of Optimization Program**

| Composite P80: 25 mm 80 day leach | Gold Recovery (%), at NaCN Addition Strength (g/l) | | | | | NaCN Consumption (kg/t), at NaCN Addition Strength (g/l) | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 1.00 | 1.00 | 0.5 | 0.5 | 0.25 | 1.00 | 1.00 | 0.5 | 0.25 |
| Composite 6 (CSD 049, 10-126 m) | 80.3 | 84.2 | 83.0 | 80.4 | 80.4 | 1.71 | 1.67 | 1.10 | 0.72 |
| Composite 9 (CSD 054, 54-128 m) | 81.4 | 79.4 | 76.8 | 76.3 | 76.3 | 1.38 | 1.38 | 1.13 | 0.88 |

The program confirmed the expected downward trend in cyanide consumption together with a small reduction in gold recovery associated with the weaker cyanide solution.

Detailed results of this work are presented in MLI 3423 "Report on Cyanide Optimization Column Leach Testing – Caspiche Drill Core Composites" dated 21 September, 2011. The results from this program were considered as comprehensive confirmation of the technical application of heap leaching for oxide mineral by MLI, Exeter and 3rd party consultants.

Table 13-3 summarises the column tests for oxide mineral, whilst Figure 13-1 and Figure 13-2 show the kinetic curves for all oxide composites as a function of the leaching days and leach ratio.

**Table 13-3: Summary of MLI Program Results**

| Composite Details | Test N° | Feed Size mm | Feed Ore (kg) | Conc. NaCN (g/l) | Column Diameter (m) | Column height (m) | Rate (l/m/m²) | Extraction of Au (%) | Days Leached (d) | Leach Ratio (m³/t) | Extraction of Au (%) | Days Leached (d) | Leach Ratio (m³/t) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Composite 2 (CSD 045, 30-86 m) | P22 | 50.0 | 126 | 1.0 | 0.20 | 3.0 | 0.2 | 78.0 | 151 | 6.3 | 78.0 | 148 | 6.1 |
| | P14 | 25.0 | 120 | 1.0 | 0.20 | 3.0 | 0.2 | 80.9 | 86 | 3.9 | 78.0 | 54 | 2.7 |
| | P6 | 12.5 | 67 | 1.0 | 0.15 | 3.0 | 0.2 | 80.8 | 94 | 3.9 | 78.0 | 35 | 2.4 |
| Composite 4 (CSD 046, 62-132 m) | P27 | 50.0 | 279 | 1.0 | 0.30 | 3.0 | 0.2 | 71.1 | 132 | 4.9 | 70.0 | 102 | 3.9 |
| | P16 | 25.0 | 120 | 1.0 | 0.20 | 3.0 | 0.2 | 74.7 | 87 | 3.3 | 70.0 | 24 | 1.6 |
| | P8 | 12.5 | 68 | 1.0 | 0.15 | 3.0 | 0.2 | 75.7 | 79 | 3.4 | 70.0 | 11 | 0.6 |
| Composite 5 (CSD 049, 050, 057 Shallow) | P23 | 50.0 | 120 | 1.0 | 0.20 | 3.0 | 0.2 | 75.5 | 151 | 5.7 | 75.0 | 131 | 5.3 |
| | P9 | 25.0 | 66 | 1.0 | 0.15 | 3.0 | 0.2 | 77.3 | 93 | 3.9 | 75.0 | 53 | 2.6 |
| | P2 | 12.5 | 29 | 1.0 | 0.10 | 3.0 | 0.2 | 83.3 | 94 | 4.3 | 75.0 | 14 | 1.0 |
| Composite 6 (CSD 049, 10-126 m) | P28 | 50.0 | 272 | 1.0 | 0.30 | 3.0 | 0.2 | 84.7 | 151 | 5.9 | 78.0 | 47 | 3.3 |
| | P17 | 25.0 | 122 | 1.0 | 0.20 | 3.0 | 0.2 | 80.3 | 86 | 3.8 | 78.0 | 33 | 2.1 |
| | P10 | 12.3 | 68 | 1.0 | 0.15 | 3.0 | 0.2 | 83.3 | 81 | 3.7 | 78.0 | 14 | 0.9 |
| Composite 7 (CSD 052, 0-60 m) | P24 | 50.0 | 119 | 1.0 | 0.20 | 3.0 | 0.2 | 85.8 | 117 | 4.8 | 78.0 | 23 | 1.5 |
| | P18 | 12.3 | 70 | 1.0 | 0.15 | 3.0 | 0.2 | 87.4 | 71 | 2.8 | 78.0 | 10 | 0.5 |
| | P11 | 12.3 | 70 | 1.0 | 0.15 | 3.0 | 0.2 | 86.5 | 79 | 3.4 | 78.0 | 6 | 0.3 |
| Composite 9 (CSD, 054, 54-128 m) | P29 | 50.0 | 279 | 1.0 | 0.30 | 3.0 | 0.2 | 82.4 | 159 | 7.6 | 78.0 | 68 | 4.7 |
| | P20 | 25.0 | 120 | 1.0 | 0.15 | 3.0 | 0.4 | 81.4 | 86 | 3.8 | 78.0 | 29 | 1.9 |
| | P12 | 12.3 | 67 | 1.0 | 0.15 | 3.0 | 0.2 | 81.5 | 81 | 3.7 | 78.0 | 18 | 1.2 |
| Composite 10 (CSD 057, 28-56 m) | P26 | 50.0 | 118 | 1.0 | 0.20 | 3.0 | 0.2 | 74.5 | 151 | 5.7 | 74.0 | 130 | 5.2 |
| | P13 | 25.0 | 67 | 1.0 | 0.15 | 3.0 | 0.2 | 78.4 | 93 | 3.7 | 74.0 | 32 | 2.1 |
| | P4 | 12.5 | 29 | 1.0 | 0.10 | 3.0 | 0.2 | 79.3 | 94 | 4.3 | 74.0 | 21 | 1.5 |



Leach Column Test (25.0 mm)
Gold recovery, [%]
Leach days
m3/t
Comp 9 - leach days
Comp 10 - leach days
Comp 6 - leach days
Comp 7 - leach days
Comp 4 - leach days
Comp 2 - leach days
Comp 2 - m3/t
Comp 4 - m3/t
Comp 6 - m3/t
Comp 7 - m3/t
Comp 9 - m3/t
Comp 10 - m3/t

**Figure 13-1: Gold Leach Rate Profile – 25 mm**



Leach Column Test (50.0 mm)
Gold recovery, [%]
Comp 9 - leach days
Comp 10 - leach days
Comp 6 - leach days
Comp 7 - leach days
Comp 4 - leach days
Comp 2 - leach days
Comp 2 - m3/t
Comp 4 - m3/t
Comp 6 - m3/t
Comp 7 - m3/t
Comp 9 - m3/t
Comp 10 - m3/t
Leach days
m3/t

Figure 13-2: Gold Leach Rate Profile – 50 mm

In January 2011, two truckloads of mineralized oxide material was excavated from 3 trenches located next to drill holes 14, 23 and 64 and sent to SGS Santiago for sizing. This data was used to estimate screening requirements ahead of the jaw crusher and assist in crusher dimensioning. The samples were selected and composited to reflect actual Caspiche oxide mineral composition as much as practically possible given the limited outcrop and depth penetration. All overburden or "transported" material was carefully excluded from the samples.

### 13.1.2 Leach Cycle Definition

Alquimia carried out an extensive analysis of all column tests, in order to define the expected recoveries and leach irrigation cycle. Based on the information presented, the Au and Ag recovery used in this PEA is 80% and 40% respectively. Considering that the granulometric curve expected for the heap leach feed should be between the curves for -50 mm and -25 mm per Figure 13 3, a leach ratio of 2 m3/t is assumed to obtain these metals recoveries.

- A granulometric curve for the heap leach feed obtained from simulations for commercial crushing and screening equipment is presented in Figure 13 3. The curves for -50 mm and -25 mm for test composites 2 and 4 are also shown here.

- A leach ratio of 2 m3 of solution per tonne of material stacked

The total irrigation time is estimated at 130 days for an irrigation rate of 10 l/m2/h, a lift height of 10 m and a bulk density for the mineral on the pad of 1.6 m3/t. To accomplish this leach cycle time without generating excess solution or gold grade dilution, Alquimia considered an intermediate leach solution (ILS) cycle and ILS pond. The irrigation cycle of 130 days is divided into 2 periods, 65 days using ILS and 65 days using barren solution.



120
100
80
60
40
20
0
Passing (%)
1.0
10.0
100.0
Size (mm)
T1 50 mm
T2 50 mm
T1 25 mm
T2 25 mm
PEA

Figure 13-3: Granulometric Curve for Heap Leach Feed

## 13.2 Sulphide Mineralization

The Caspiche project sulphide mineralization has been subject to several physical characterization and metallurgical test programs to determine possible process routes and expected recoveries.

This chapter summarizes all metallurgical testwork undertaken at the time of preparing this Technical Report, it discusses the nature, extent and analytical procedures of the tests and provides summary of the most relevant results.

### 13.2.1 Historical Testing

The first Exeter test program was carried out on reverse circulation (RC) chips because of the timing of CSD 013 at the end of the first field drilling season in 2007. From this point on it was decided that all future work would be carried out on diamond drill core with the exception of a small number of shallow RC precollars.

Following an examination of early assay statistics, Exeter's geologists and metallurgists decided it would be prudent to make a preliminary split of coarse crushed, nominally 70% passing 10 mm, half-drill core and store this material for future metallurgical test regimes. If future statistics indicated a nugget effect requiring finer crushing of all the half-core, this procedure would be reviewed.

In August 2008, Exeter selected drill-hole intervals from the Caspiche oxide and sulphide mineralized intercepts for metallurgical test work. Six oxide and six sulphide intervals were selected and the stored coarse crushed material was appropriately assembled and sent to two laboratories.

### 13.2.2 Exeter 2008-2010 Metallurgical Testing

In August 2008, the first six sulphide intercepts were sent to G&T Metallurgical Laboratories. Preliminary testwork examined a wide range of rocks and alteration types for liberation and flotation characteristics, prior to composite preparation. All six samples were subjected to modal analysis and mineralogical investigation, rougher flotation tests were carried out using standard reagents. Subsequently, regrinding and cleaner flotation were carried out, with the objective of producing a 25% Cu grade concentrate.

In July 2009, 14 new sulphide intervals were added to those already assembled and a new characterization and flotation testwork program was conducted on all 20 samples. Variable results were obtained, with wide ranges of recoveries and concentrate grades. Enargite produced a high arsenic (As) content in the final copper concentrate, which is a penalty element for smelting operations. Centrifugal gravity testwork was also completed, which revealed some potential to enhance overall gold recoveries by gravity methods.

An important conclusion obtained from the 2009 program was that flotation performance is more sensitive to changes in sulphur grades than the mineralization per se, and hence it was decided to form composites based on sulphur and arsenic content. In 2010 G&T carried out a flotation program comprising of rougher and locked cycle tests (LCT). Rougher test results indicated a primary grind $P_{80}$ of 130 µm and a concentrate regrind $P_{80}$ of about 20 – 25 µm was required. LCT confirmed that high sulphur composites performed better, with 87% Cu and 73% Au recovered into a concentrate with 27% Cu grade.

A number of gravity tests were conducted on the composites, but with rather poor results. Attempts were made to improve the results in the high sulphur samples, but similar results were obtained.

The results from these programs were reported in more detail in the September 2009 Technical Report authored by AMEC[19] and in the September 2010 Technical Report authored by Tolman and Perkins[20].

**Concentrate Treatment**

Due to the high arsenic content in the Caspiche copper concentrates, SNC Lavalin Australia conducted a study to define the best treatment alternatives for arsenic removal, based on the mineral characteristics and flotation tests results. Roasting and pressure oxidation were recommended and testwork programs were developed to confirm these approaches.

### 13.2.3 Exeter 2010-2011 Metallurgical Testing

Metallurgical testwork on mineralized sulphide material continued through a number of programs in the period 2010-2011. The results generated by these programs are summarized in more detail in the independent 2012 PFS by Aker Solutions NI 43-101 Technical Report.[21] The principal results for this report were extracted from the SGS report, 'Project 12403-003, Final Report' dated 28 February 2011.

**November 2010 Pilot Plant**

A pilot plant test program was conducted with a blended sample from 84 intercepts that were considered to be representative of the Caspiche sulphide mineralization. The prime objective of the program was to generate enough concentrate to conduct preliminary roasting and pressure oxidation tests but several further studies were also completed.

Prior to starting the pilot plant tests, several physical and preliminary flotation tests were carried out. Physical tests included solids SG, Bond ball mill work index, SMC testing and gravity recoverable gold testing. Preliminary flotation included batch rougher and cleaner tests, together with locked cycle tests, with the main objective being the selection of optimum conditions to perform the flotation tests. Additional pyrite flotation tests were performed on cleaner scavenger tails.

---

[19] Wakefield, T. W., and Marinho, R., 2009, Caspiche Property, Region III, Chile, NI 43-101Technical Report, Prepared for Exeter Resource Corporation, 14 September 2009.

[20] Tolman, J.T. and Perkins, J., 2010, Caspiche Property, Region III, Chile NI 43-101 Technical Report, Prepared for Exeter Resource Corporation, 13 September 2010

[21] "Caspiche Project, Copiapó, Chile, NI 43-101 Technical Report on Pre-feasibility Study", prepared for Exeter Resource Corporation, dated 16 January, 2012, summited by Holmes, G., Duggan, A., Guzmán, C., Coupland, D., Wells, J. and Nguyen, L . Available for viewing on SEDAR at http://www.sedar.com

Physical test results indicated that the Caspiche samples straddled the average of the laboratory database. The best pilot plant result produced a final concentrate of 31% Cu at 75% copper and 59% gold recoveries, from an initial head grade of 0.25% Cu and 0.49 g/t Au. On average, a final concentrate grading 23.5% Cu was produced at 77% copper and 52% gold recoveries. Gold and copper losses to first cleaner scavenger tails were considerable, this as expected for mineral with low copper head grade containing significant quantities of pyrite.

Mineral characterization of the final concentrate and the cleaner scavenger tails indicated that 55% of the copper was present as chalcopyrite and 30% as enargite in both products. The high enargite content produced high concentrations of arsenic (2.27%) and antimony (0.41%) in the concentrate.

**Product characterisation tests**

Solid liquid separation tests were performed on rougher tails, cleaner scavenger tails and final concentrate. All three principal products settled well with a non-ionic flocculant, and clear supernatants were obtained. Rheology tests were conducted on the thickened material in order to determine critical solids density. Final concentrate showed a fast settling behaviour, which should be further examined. Vacuum filtration tests were completed on the final concentrate and cake moistures in the range of 9% – 11% were obtained.

A rougher tails sample was treated for almost 40 weeks in a humidity cell to determine the acid generation potential of the mineral. The discharge solutions from this testwork appear stable and at the time of writing this report no parameters have been reported as being outside Chilean environmental limits.

**Gold recovery**

Samples of the cleaner scavenger tails and of the pyrite flotation concentrate were tested for gold dissolution in cyanide leaching tests. Sample pulps at 40% solids were leached for 48 hours in 0.1% NaCN solution. Gold dissolution ranged from 60.2% to 67.6% while silver dissolution ranged from 32.2% to 50.7%.

Three solutions obtained from the cyanidation tests were subsequently subject to sulphidization, acidification, recycling and thickening (SART) testwork. Copper recoveries from this testwork ranged from 98% to 100%, but cyanide recoveries were lower, between 74% and 80% because some cyanide was consumed as thiocyanate, CNS, which is not recoverable by SART.

**Concentrate treatment**

Both pressure oxidation tests (POX) and roasting tests were conducted on final concentrate samples obtained from the locked cycle tests.

POX tests were developed in SGS laboratories, and were carried out in a 2 liter titanium autoclave. Copper extraction was greater than 90%, with faster kinetics obtained at higher temperatures. The arsenic content in the final solution was low, with an average concentration of 200 mg/l, while virtually all antimony remained in the residue. The final solution contained 20 – 23 g/l Cu and 40 – 50 g/l $H_2SO_4$. POX residues were bottle-roll leached at 25% solids, with 1 g/l NaCN for 24 – 48 hours. Gold dissolution ranged from 95 to 99%, silver recoveries were low, at 7% to 29%.

Roasting testwork was completed by two roasting technology suppliers. Outotec carried out roasting tests in a rotatory kiln and in a $SO_2$ fluid bed reactor. Calcine residues of less than 0.2% As were achieved, while almost 70% of the antimony was removed. Technip technology was also investigated; tests were conducted in a stainless steel fluidized bed reactor, using sand as an inert fluidizing medium. A calcine of 0.2% As was obtained with 26% – 27% sulphur content.

### 13.2.4 Exeter 2012-2013 Metallurgical Testing

Further testwork was developed by Exeter, with the primary objective of optimizing flotation conditions and defining the crushing technology that suits the Caspiche mineralization.[22][23]

**Exeter 2013 Reagent Optimization Program**

A reagent optimization program was developed by SGS using the remaining feed from the pilot plant test carried out in 2010. The key objective of the program was to investigate, and where possible, improve copper and gold metallurgy by means of optimizing flotation conditions.

A total of 33 rougher flotation tests were conducted, evaluating effects of pH, pulp density, primary grind, collector and depressant type and dosage, pulp mixing intensity and viability of flash flotation. Three rougher conditions were selected which met the test targets of mass pull of ~8% by weight and rougher recoveries of 90% Cu and 80% Au. These conditions were used in subsequent batch cleaner runs.

Eight batch cleaner tests were completed to determine the best conditions to be used in the locked cycle tests (LCT). The effect of guar gum, collector type and dosage and pH were evaluated. The highest copper recovery was 81.5% and six of the eight samples reached the target Cu concentrate grade of 25%.

---

[22] "Optimization testwork on pilot plant feed from Caspiche Deposit", the project update report "Project #12403-005: Variability – 13 March flotation update", the July 2012 technical report "The grindability characteristics of samples from Caspiche Project" (March, 2013)

[23] "An investigation into flotation response of HPGR samples versus cone crushed prepared samples" all prepared by SGS" (October, 2013)

Additional pyrite flotation tests were conducted on primary cleaner scavenger tails, to evaluate if the gold associated with pyrite could be efficiently recovered. Results indicate that pyrite gold recovery could be achieved.

Finally, four LCT's were completed using a standard circuit with three cleaner stages. The best test achieved a concentrate grade of 29.9% Cu with recoveries of 81.7% Cu and 58.3% Au. These results are comparable, if not better, than previous programs. A duplicate run at a finer primary grind showed no improvement in rougher and overall gold recoveries.

Additional test work was completed to characterize rougher and primary cleaner tails and to improve recoveries. These tests included: gold diagnostic leach tests, magnetic separation test and gravity amenability test (GAT) and the use of a proprietary contact flotation technology.

**Variability Assessment**

Variability flotation tests were completed on 20 mainly lower-grade copper samples from the Caspiche property. The objective of the program was to understand the effect of head grade and mineralogy on the metallurgical response of the deposit.

Mineralogical analysis was performed on each of the 20 samples. Chalcopyrite, bornite and enargite that were not recovered effectively in previous programs was the dominant copper mineral in 13 of the samples and present in all. Enargite was also present in all 20 samples and was the dominant or equal-dominant copper mineral in seven of them. Bornite was also detected in all samples as a minor copper phase, but at levels of up to 20% of the copper minerals in one or two samples.

Covelite, which tends to slime during grinding operations was present in 7 samples. Calcocite was the dominant copper mineral in one deeper sample, but was generally detected only at levels of 1% to 2%. Twelve samples showed elevated pyrite content of over 2%. Clay and clay minerals were present in all samples. Clay and clay minerals create metallurgical challenges, since these materials usually require special flotation conditions..

A total of 33 rougher flotation kinetic tests were completed using the variability samples. The test conditions were the same as those used in the pilot plant operation. After six minutes of flotation, thirteen of the samples yielded Cu recovery in the 80-90% range, and four in the 74-80% range, these four samples had low pyrite values and were high in chalcocite. Six samples that recovered 80-90% Cu yielded gold recovery over 70%, no common mineralogical or chemical properties were seen as being present amongst these samples.

When the rougher tests were completed, 33 batch cleaner flotation and 9 LCT tests were completed on the variability samples. Six of the nine LCT's achieved a Cu concentrate grade

above 25%, with global copper recoveries ranging from 39.8% to 88.7% and gold recovery ranging from 42.4% to 65.8%.

**HPGR and Physical Characteristics**

The key objective of this study, developed in 2012-2013, was to compare mill grindability and flotation response between Caspiche samples prepared by HPGR and by conventional cone crushing. Two whole HQ drill cores of well-mineralized material were available for the work which allowed relatively coarse material to be generated for HPGR testwork in the SGS HPGR pilot plant. The samples were selected on a down-hole basis so that differences in properties with depth as well as rock type could be assessed. Sub-samples were subjected to detailed head assay and mineralogical analysis using QEMSCAN techniques, to allow their characterization in terms of the rest of the mineralization.

Initially eleven samples were submitted for a grindability characterization study. This included head assays, SMC and SPI test, Bond ball mill and Bond abrasion tests, UCS tests and HPGR batch tests. In order to have sufficient weight, six composites were prepared for locked cycle HPGR tests. Bond ball mill tests on the locked cycle tests products were completed on the six composites.

The optimised conditions obtained in the batch HPGR tests were replicated for the locked cycle tests. The series of batch HPGR tests produced similar behaviour for the eleven samples; the main parameters did not vary significantly from one sample to another. The Bond ball mill test performed on the HPGR products indicated a reduction in work index varying between 7% to 20% when comparing HPGR and conventionally crushed materials. The additional fines created by the HPGR – ball mill combination may generate an overall reduction between 17% and 31% in grinding power requirement.

Rougher flotation tests were conducted on both HPGR and cone crusher product for all six composites. Conditions for the tests were taken from the previous optimization testwork program.

An initial series of tests with a primary product of $P_{80}$ ~115 µm was completed with the aim of determining the effect of HPGR product on "finer" grind sizes. In general, the HPGR products showed slightly better copper and gold recoveries at the same mass pull than the conventional crusher products. Improvements in recoveries were better for samples taken from deeper in the deposit which were harder and hence more amenable to HPGR grinding. These composites were also low in sulphur and arsenic and contained less clay material.

A second series of comparative rougher flotation tests were completed at a target $P_{80}$ of ~130 µm in order to determine the effect of HPGR grinding at "coarse" grind size. Two samples showed better copper recoveries for HPGR prepared products, while the additional four showed

comparable recoveries. Gold recoveries at a coarser grind also showed comparable results for HPGR prepared products.

A third and final series of rougher flotation tests were completed to determine the effect of lower pulp density on those composites from shallower zones with high clay content. Results showed improvements in copper recovery for one conventional crusher product, but not for the HPGR products. No improvements were recorded in gold recovery.

One batch cleaner flotation test was completed for each of the two grind products of the six composites to establish cleaning conditions before the locked cycle test. Batch cleaner flotation tests showed no difference in the grade-recovery relationship between the two material types on four of the six composites.

Finally, locked cycle tests were completed on the six composites; an initial twelve tests on the two grind products from the six composites plus seven additional tests to attempt to improve metallurgical results.

In the initial twelve tests, HPGR products yielded better copper recovery and grade for two of the composites, while similar results were obtained for both products in the remaining four composites. Trends were similar for gold recovery. More studies are required in order to define the implementation of HPGR in the crushing circuit.

### 13.2.5 Metallurgical results and discussion

**Grindability characterization**

Table 13-4 presents a summary of the results obtained in the grindability characterization study carried out in 2012 (Comp. 1 – 3 and Comp A – H). The results of the physical tests completed on the pilot plant feed sample are also shown (Exeter #1 and #2, duplicated test).

Table 13-4: Grindability tests results

| Sample | Relative Density | SPI min | Ai g | UCS Mpa | BWI kWh/t | SMC | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | | A x b | ta | DWI kWh/m$^3$ |
| Exeter #1 | 2.62 | - | - | - | 12.8 | 41.6 | 0.41 | 6.29 |
| Exeter #2 | 2.62 | - | - | - | | 50.3 | 0.50 | 5.21 |
| Comp 1 | 2.66 | 50.1 | 0.359 | 72.7 | 9.9 | 76.5 | 0.74 | 3.49 |
| Comp 2 | 2.60 | 37.3 | 0.336 | 68.5 | 10.4 | 76.7 | 0.77 | 3.38 |
| Comp 3 | 2.49 | 32.8 | 0.099 | 16.3 | 9.9 | 97.1 | 1.00 | 2.57 |
| Comp A | 2.52 | 43.3 | 0.196 | 13.0 | 11.5 | 73.8 | 0.76 | 3.40 |
| Comp B | 2.50 | 39.9 | 0.259 | 26.6 | 9.2 | 85.8 | 0.89 | 2.91 |
| Comp C | 2.53 | 46.9 | 0.326 | 32.3 | 10.4 | 69.7 | 0.71 | 3.63 |
| Comp D | 2.57 | 46.9 | 0.398 | 52.8 | 11.5 | 57.0 | 0.58 | 4.48 |
| Comp E | 2.49 | 58.4 | 0.337 | 74.7 | 11.4 | 43.9 | 0.46 | 5.68 |
| Comp F | 2.55 | 62.1 | 0.364 | 58.5 | 11.1 | 51.8 | 0.53 | 4.90 |
| Comp G | 2.59 | 47.4 | 0.282 | 26.0 | 9.6 | 50.2 | 0.51 | 5.12 |
| Comp H | 2.53 | 69.2 | 0.394 | 76.3 | 12.5 | 44.3 | 0.45 | 5.74 |

The eleven composites were classified as soft to medium in terms of resistance to impact breakage (Axb) and SPI test, and soft to moderate soft in terms of the BWI test. The samples were also medium to moderately abrasive, whereas for the unconfined compressive strength test they covered the soft to hard range of hardness's. The pilot plant test sample is medium to moderate hard in terms of Axb.

**Flotation programs**

**Rougher flotation**

Figure 13-4 to Figure 13-7 plot the results obtained in all rougher flotation tests completed to date on different Caspiche samples. The results are separately analyzed for those mineral samples identified as diorite porphyry (DP), in order to investigate its general behavior flotation.


Cu rougher recoveries - DP & QDP1 samples
Cu recovery [%]
Primary P80 [µm]
y = -0.0044x + 92.638
R² = 0.0002

**Figure 13-4: Cu recovery in rougher flotation vs. primary $P_{80}$ – DP and QDP1 samples**


Cu rougher recoveries - other samples
Cu recovery [%]
Primary P80 [µm]
y = -0.0613x + 93.328
R² = 0.0123

**Figure 13-5: Cu recovery in rougher flotation vs. primary $P_{80}$ – Other samples**



Au rougher recoveries - DP & QDP1 samples
Au recovery [%]
Primary P80 [µm]
y = -0.0322x + 84.824
R² = 0.0061

**Figure 13-6: Au recovery in rougher flotation vs. primary $P_{80}$ – DP and QDP1 samples**



Au rougher recoveries - other samples
Au recovery [%]
Primary P80 [µm]
y = -0.029x + 78.247
R² = 0.0029

**Figure 13-7: Au recovery in rougher flotation vs. primary $P_{80}$ – Other samples**

The figures show that for both types of samples, copper behavior in rougher flotation is not affected by the primary feed $P_{80}$. However the figures do include all of the data and don't discriminate between poor tests that were part of an optimisation series and confirmatory tests.

Alquimia notes that both the laboratories involved, G&T and SGS, as well as Exeter staff, have formed opinions from the work that finer grinds improve both gold and copper rougher recoveries, especially for the more complex and finer grained ore types. A coarser grind in the 130 micron range is optimal for the "easier" ore types such as DP. Copper recovery is in the 90% – 95% range for DP and QDP1 samples and in the 85% – 95% range for "other" samples.

Similar results are obtained for gold. Recovery in rougher flotation is not affected by feed $P_{80}$, for DP, QDP1 and "others". Gold recovery is between 70% and 90% for DP and QDP1 samples and is generally in the 75% – 85% range for "others".

This analysis supports the selected grind $P_{80}$ of 130 µm for the plant design. No detrimental impact is expected in the recovery of both Cu and Au with this grind size.

Regarding the grinding technology, Figure 13-8 compares the results obtained in rougher flotation for both HPGR and conventional crushing products, for a target size of ~130 microns.


Batch Rougher Flotation Results at coarse grind
Recovery [%]
100
90
80
70
60
50
40
30
20
10
0
C6A-F2
C6A-HPGR-F2
C6(1+B)-F2
C6(1+B) HPGR-F2
C6(2+3)-F2
C6(2+3) HPGR-F2
C6(C+D)-F2
C6(C+D) HPGR-F2
C6(E+F)F2
C6(E+F)HPGR-F2
C6(G+H)F2
C6(G+H) HPGR-F2
Cu
Au

Figure 13-8: Batch rougher flotation results at coarse grind

As indicated previously, two samples show better copper recovery for HPGR product, while the remaining four show comparable results. Most samples show comparable results for both types of grinding product. The alternative of including HPGR in the circuit may warrant further analysis.

## Locked cycle tests (LCT)

Table 13-5 shows the results obtained in the LCT's in the last program for those samples ground using conventional crushing.

**Table 13-5: LCT results for cone crusher prepared samples**

| Composite | Copper | | Gold | |
|---|---|---|---|---|
| | Cu (%) | Recv (%) | Au (g/t) | Recv (%) |
| C6-(E+F)-LCT | 32.4 | 93.5 | 79.8 | 79.2 |
| C6-(E+F)-HPGR-LCT1 | 31.2 | 94.3 | 81.6 | 81.7 |
| C6-(C+D)-LCT | 28.1 | 91.1 | 50.3 | 71.2 |
| C6-(C+D)-HPGR-LCT | 27.4 | 90.7 | 51.3 | 71.5 |
| C6-(G+H)-LCT | 34.9 | 89.6 | 89.7 | 75.2 |
| C6-(G+H)-HPGR.LCT | 33.1 | 90.4 | 88.2 | 74.9 |
| C6-(1+B)-LCT | 30.8 | 84.4 | 58.2 | 56.8 |
| C6-(1+B)+HPGR-LCT | 31.0 | 83.1 | 53.6 | 57.9 |
| C6-(2+3)-LCT | 25.1 | 79.5 | 31.8 | 44.9 |
| C6-(2+3)-HPGR-LCT | 28.1 | 81.6 | 36.8 | 46.3 |
| C6-A-LCT | 15.4 | 70.3 | 115.5 | 51.0 |
| C-A-HPGR-LCT | 15.4 | 72.6 | 131.0 | 57.0 |
| C6-(2+3)-LCT1 | 24.7 | 79.0 | 32.5 | 46.6 |
| C6-(2+3)-HPGR-LCT1 | 27.5 | 83.3 | 37.1 | 49.9 |
| C6-(2+3)-LCT2 | 25.7 | 83.2 | 31.9 | 43.3 |
| C6-(2+3)-HPGR-LCT2 | 27.3 | 85.4 | 35.6 | 48.8 |
| C6-(2+3)-HPGR-LCT3 | 28.5 | 86.8 | 38.4 | 50.5 |

The best copper concentrate grade was 34.9% for a global recovery of 89.6% Cu and 75.2% Au. All samples achieved copper concentrate grades above 24.7%, with the exception of composite A, which was very low-grade, near-surface and exhibited poor metallurgical behaviour. Copper concentrate grades for the rest of the tests averaged 28.8% (without considering composite A), supporting the copper concentrate grade of 26% used for plant design.

Table 13-6 to Table 13-8 show the results obtained for DP&QDP1 samples and "others", arranged according to the type of test: rougher, locked cycle test and cleaner test. The information presents the best definition of both rougher and cleaner recoveries and hence global recoveries, to be used in the production plan of the project.

Initially the tests were ranked in order to reflect the head grades reported in the mining plan, specifically copper and sulphur grades. All tests performed on samples with copper head grade below the average copper grade of 0.2% Cu reported in the mining plan were removed. All tests with sulphur head grades above the average in the mining plan of 2.3% were also removed. Once the test were ranked according to their head grades, all tests conducted on HPGR product

samples were removed, in order to reflect the conventional crushing technology selected for the project.

**Table 13-6: Flotation test results for DP and QDP1 samples**

| Sample / Test ID | Type of test | Rougher feed size | Recovery | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Rougher | | | Global | | | Cleaner - Scavenger | | |
| | | P80 µm | Cu (%) | Au (%) | Ag (%) | Cu (%) | Au (%) | Ag (%) | Cu (%) | Au (%) | Ag (%) |
| C6-(C+D)-F3 | CI | 127 | 89.9 | 81.2 | 100.0 | 75.5 | 50.2 | | 83.9 | 61.8 | |
| CSD 16 251-301 | CI | 108 | 93.1 | 83.9 | | 85.0 | 72.7 | | 91.3 | 86.7 | |
| CSD 16 251-301 | CI | 142 | 91.8 | 83.5 | | 88.8 | 71.5 | | 96.7 | 85.6 | |
| CSD 16 401-451 | CI | 109 | 93.5 | 86.3 | | 84.8 | 69.0 | | 90.7 | 80.0 | |
| CSD 16 401-451 | CI | 142 | 94.5 | 82.1 | | 85.2 | 64.1 | | 90.2 | 78.1 | |
| CSD 16 625-675 | CI | 98 | 96.6 | 79.7 | | 67.1 | 32.3 | | 69.5 | 40.5 | |
| CSD 16 625-675 | CI | 142 | 95.4 | 77.0 | | 87.8 | 60.8 | | 92.0 | 79.0 | |
| CSD23 705.3-816 | CI | 131 | 92.1 | 76.6 | | 86.3 | 49.3 | | 93.7 | 64.4 | |
| CSD32 1179-1265 | CI | 136 | 95.4 | 73.2 | | 90.5 | 51.9 | | 94.9 | 70.9 | |
| CSD32 929-1025 | CI | 135 | 91.6 | 79.9 | | 88.1 | 72.0 | | 96.2 | 90.1 | |
| CSD39 490-572 | CI | 136 | 94.0 | 79.5 | | 90.8 | 68.5 | | 96.6 | 86.2 | |
| CSD39 490-572 | CI | 136 | 91.7 | 79.2 | | 85.9 | 55.2 | | 93.7 | 69.7 | |
| CSD39 804-902 | CI | 143 | 94.7 | 82.9 | | 91.7 | 73.5 | | 96.8 | 88.7 | |
| C6-(C+D)-LCT | LCT | 131 | 92.7 | 80.4 | 84.4 | 91.2 | 71.3 | 70.6 | 98.4 | 88.6 | 83.7 |
| C6-(E+F)-LCT | LCT | 131 | 94.6 | 82.8 | 83.1 | 93.5 | 79.3 | 77.5 | 98.9 | 95.7 | 93.3 |
| 10 Ro Test CSD32 1179-1265 | Ro | 136 | 95.2 | 72.6 | | | | | | | |
| C6(C+D)-F2 | Ro | 123 | 93.1 | 82.0 | 85.6 | | | | | | |
| C6(E+F)F2 | Ro | 135 | 91.2 | 82.3 | 81.4 | | | | | | |
| CSD 16 251-301 | Ro | 142 | 83.6 | 81.8 | | | | | | | |
| CSD 16 251-301 | Ro | 96 | 87.7 | 79.3 | | | | | | | |
| CSD 16 401-451 | Ro | 142 | 93.3 | 87.2 | | | | | | | |
| CSD 16 625-675 | Ro | 146 | 92.7 | 83.2 | | | | | | | |
| CSD23 705.3-816 | Ro | 131 | 94.6 | 78.2 | | | | | | | |
| CSD32 1179-1265 | Ro | 136 | 95.2 | 76.7 | | | | | | | |
| CSD32 929-1025 | Ro | 135 | 92.9 | 83.7 | | | | | | | |
| CSD39 490-572 | Ro | 136 | 95.7 | 85.6 | | | | | | | |
| CSD39 804-902 | Ro | 143 | 96.0 | 89.2 | | | | | | | |

**Table 13-7: Flotation test results other (Non DP) samples**

| Sample / Test ID | Type of test | Rougher feed size P80 µm | Recovery Rougher Cu (%) | Recovery Rougher Au (%) | Recovery Rougher Ag (%) | Recovery Global Cu (%) | Recovery Global Au (%) | Recovery Global Ag (%) | Recovery Cleaner - Scavenger Cu (%) | Recovery Cleaner - Scavenger Au (%) | Recovery Cleaner - Scavenger Ag (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 11 Cleaner Test LS-HA | CL | 132 | **90.2** | 85.2 | - | **83.0** | 61.1 | - | 92.0 | 71.7 | - |
| 12 Cleaner Test LS-HA | CL | 132 | **89.6** | 79.2 | - | **81.5** | 59.2 | - | 91.0 | 74.7 | - |
| 14 Cleaner Test LS-LA | CL | 131 | **92.8** | 75.6 | - | **75.6** | 42.1 | - | 81.5 | 55.7 | - |
| 18 Cleaner Test LS-LA | CL | 131 | **92.0** | 83.8 | - | **81.9** | 65.4 | - | 89.0 | 78.0 | - |
| C5-5E-F1 | CL | 83 | **90.4** | 69.6 | - | **53.2** | 31.3 | - | 58.8 | 45.0 | - |
| C5-5E-F2 | CL | 122 | **84.0** | 73.9 | - | **59.1** | 41.2 | - | 70.4 | 55.7 | - |
| C5-5E-F3 | CL | 136 | **88.6** | 72.8 | - | **73.8** | 46.1 | - | 83.3 | 63.3 | - |
| C5-73-F2 | CL | 117 | **93.7** | 75.0 | - | **60.4** | 43.8 | - | 64.5 | 58.4 | - |
| C8F35 | CL | 107 | **91.4** | 79.9 | - | **10.4** | 7.3 | - | 11.4 | 9.1 | - |
| C8F36 | CL | 106 | **91.5** | 79.2 | - | **50.5** | 32.2 | - | 55.2 | 40.7 | - |
| CSD 15 450-500 | CL | 137 | **90.3** | 81.2 | - | **79.1** | 56.0 | - | 87.6 | 69.0 | - |
| CSD 25 250-300 | CL | 95 | **83.3** | 77.9 | - | **77.7** | 65.6 | - | 93.3 | 84.2 | - |
| CSD33 650-736 | CL | 133 | **89.0** | 78.6 | - | **81.1** | 62.6 | - | 91.1 | 79.6 | - |
| CSD33 650-736 | CL | 133 | **92.2** | 81.4 | - | **81.4** | 48.7 | - | 88.3 | 59.8 | - |
| CSD35 304-376 | CL | 132 | **88.2** | 72.4 | - | **81.8** | 59.7 | - | 92.7 | 82.5 | - |
| CSD35 304-376 | CL | 132 | **85.4** | 73.2 | - | **78.6** | 54.6 | - | 92.0 | 74.6 | - |
| CSD36 480-550 | CL | 115 | **89.0** | 77.4 | - | **74.4** | 48.9 | - | 83.6 | 63.2 | - |
| CSD37 680-738 | CL | 131 | **81.7** | 76.8 | - | **73.2** | 60.5 | - | 89.6 | 78.8 | - |
| F-13 | CL | 124 | **87.3** | 74.9 | - | - | - | - | - | - | - |
| F-15 | CL | 124 | **87.4** | 75.2 | - | - | - | - | - | - | - |
| F-5 | CL | 129 | **87.6** | 76.1 | - | **82.0** | 58.2 | - | 93.6 | 76.5 | - |
| 37 Cycle Test LS-HA | LCT | 132 | **90.5** | 80.5 | - | **88.1** | 73.0 | - | 97.3 | 90.7 | - |
| 38 Cycle Test LS-LA | LCT | 131 | **93.3** | 85.9 | - | **90.0** | 74.6 | - | 96.5 | 86.8 | - |
| C5-5E-LCT1 | LCT | 114 | **88.0** | 72.7 | 72.1 | **84.4** | 57.9 | 50.6 | 95.9 | 79.7 | 70.2 |
| C6-(G+H) HPGR-LCT | LCT | 123 | **92.1** | 79.5 | 81.0 | **90.4** | 74.9 | 76.0 | 98.2 | 94.2 | 93.9 |
| LCT 1 | LCT | 126 | **86.5** | 76.0 | - | **81.0** | 56.7 | - | 93.6 | 74.6 | - |
| LCT1 | LCT | 130 | **87.1** | 75.7 | - | **81.7** | 58.3 | - | 93.8 | 77.0 | - |
| LCT2 | LCT | 126 | **87.3** | 77.1 | - | **82.6** | 62.0 | - | 94.7 | 80.4 | - |
| LCT3 | LCT | 123 | **90.3** | 77.6 | - | **86.1** | 63.0 | - | 95.3 | 81.2 | - |
| LCT4 | LCT | 111 | **99.5** | 76.6 | - | **83.1** | 58.0 | - | 83.5 | 75.7 | - |
| 04 Rougher Test LS-LA | Ro | 131 | **91.9** | 78.3 | - | - | - | - | - | - | - |
| 05 Rougher Test LS-HA | Ro | 132 | **90.4** | 77.7 | - | - | - | - | - | - | - |
| 08 Rougher Test LS-HA | Ro | 130 | **89.2** | 76.9 | - | - | - | - | - | - | - |
| 09 Rougher Test LS-HA | Ro | 130 | **88.6** | 81.4 | - | - | - | - | - | - | - |
| C5-58-F2 | Ro | 112 | **82.1** | 71.1 | - | - | - | - | - | - | - |
| C5-60-F1 | Ro | 156 | **69.0** | 62.3 | - | - | - | - | - | - | - |
| C6(G+H)F2 | Ro | 125 | **91.0** | 80.6 | 84.3 | - | - | - | - | - | - |

**Table 13-8: Flotation test results other (Non DP) samples**

| Sample / Test ID | Type of test | Rougher feed size P80 µm | Recovery Rougher Cu (%) | Recovery Rougher Au (%) | Recovery Rougher Ag (%) | Recovery Global Cu (%) | Recovery Global Au (%) | Recovery Global Ag (%) | Recovery Cleaner - Scavenger Cu (%) | Recovery Cleaner - Scavenger Au (%) | Recovery Cleaner - Scavenger Ag (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| C8F1 | Ro | 132 | **89.1** | 80.2 | - | - | - | - | - | - | - |
| C8F10 | Ro | 86 | **93.1** | 79.4 | - | - | - | - | - | - | - |
| C8F11 | Ro | 96 | **91.1** | 80.5 | - | - | - | - | - | - | - |
| C8F12 | Ro | 91 | **89.5** | 81.1 | - | - | - | - | - | - | - |
| C8F13 | Ro | 96 | **90.5** | 80.8 | - | - | - | - | - | - | - |
| C8F14 | Ro | 94 | **89.9** | 80.1 | - | - | - | - | - | - | - |
| C8F15 | Ro | 104 | **91.5** | 80.9 | - | - | - | - | - | - | - |
| C8F16 | Ro | 103 | **91.8** | 81.6 | - | - | - | - | - | - | - |
| C8F18 | Ro | 105 | **90.4** | 79.5 | - | - | - | - | - | - | - |
| C8F19 | Ro | 103 | **92.0** | 80.8 | - | - | - | - | - | - | - |
| C8F2 | Ro | 139 | **88.9** | 79.3 | - | - | - | - | - | - | - |
| C8F22 | Ro | 99 | **91.4** | 75.7 | - | - | - | - | - | - | - |
| C8F23 | Ro | 100 | **91.4** | 75.8 | - | - | - | - | - | - | - |
| C8F24 | Ro | 104 | **91.7** | 79.0 | - | - | - | - | - | - | - |
| C8F25 | Ro | 101 | **91.4** | 76.7 | - | - | - | - | - | - | - |
| C8F26 | Ro | 103 | **91.8** | 75.9 | - | - | - | - | - | - | - |
| C8F27 | Ro | 102 | **92.1** | 80.0 | - | - | - | - | - | - | - |
| C8F28 | Ro | 105 | **92.3** | 79.8 | - | - | - | - | - | - | - |
| C8F29 | Ro | 113 | **90.3** | 80.9 | - | - | - | - | - | - | - |
| C8F3 | Ro | 117 | **89.3** | 81.7 | - | - | - | - | - | - | - |
| C8F30 | Ro | 110 | **89.5** | 79.3 | - | - | - | - | - | - | - |
| C8F31 | Ro | 109 | **88.9** | 79.0 | - | - | - | - | - | - | - |
| C8F32 | Ro | 110 | **91.5** | 81.9 | - | - | - | - | - | - | - |
| C8F4 | Ro | 116 | **89.5** | 82.0 | - | - | - | - | - | - | - |
| C8F5 | Ro | 117 | **91.9** | 79.2 | - | - | - | - | - | - | - |
| C8F6 | Ro | 95 | **90.7** | 79.5 | - | - | - | - | - | - | - |
| C8F7 | Ro | 124 | **87.1** | 79.6 | - | - | - | - | - | - | - |
| C8F8 | Ro | 103 | **90.0** | 78.9 | - | - | - | - | - | - | - |
| C8F9 | Ro | 99 | **92.4** | 82.1 | - | - | - | - | - | - | - |
| CSD 15 450-500 | Ro | 137 | **86.0** | 79.7 | - | - | - | - | - | - | - |
| CSD 15 450-500 | Ro | 79 | **87.8** | 75.5 | - | - | - | - | - | - | - |
| CSD 15 450-500 | Ro | 79 | **88.6** | 76.4 | - | - | - | - | - | - | - |
| CSD 15 450-500 | Ro | 137 | **78.3** | 72.0 | - | - | - | - | - | - | - |
| CSD33 650-736 | Ro | 115 | **92.6** | 77.0 | - | - | - | - | - | - | - |
| CSD35 364-376 | Ro | 98 | **90.4** | 74.9 | - | - | - | - | - | - | - |
| CSD36 480-550 | Ro | 109 | **83.7** | 66.4 | - | - | - | - | - | - | - |
| CSD37 680-738 | Ro | 128 | **80.1** | 73.1 | - | - | - | - | - | - | - |
| CSD37 680-738 | Ro | 128 | **70.1** | 59.9 | - | - | - | - | - | - | - |
| F-1 | Ro | 127 | **90.1** | 77.4 | - | - | - | - | - | - | - |
| F-2 | Ro | 127 | **92.1** | 77.6 | - | - | - | - | - | - | - |
| F-4 | Ro | 134 | **84.6** | 80.6 | - | - | - | - | - | - | - |
| F-6 | Ro | 123 | **88.9** | 76.2 | - | - | - | - | - | - | - |

## Carbon in leach (CIL) tests

Table 13-9 shows the results obtained from all CIL tests completed on cleaner scavenger tails.

**Table 13-9: CIL test results**

| Test | Test conditions | | | | | | | Extraction | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Preparation | | NaCN | | | Lime | | | | |
| | Time hrs | Lead Nitrate (g/t) | Conc. (g/l) | Added (kg/t) | Consumed (kg/t) | Added (kg/t) | Consumed (kg/t) | Au (%) | Ag (%) | Cu (%) |
| PP 1° Cl-Sc Tail CN - 7 | - | - | 0.5 | 3.05 | 2.78 | 2.26 | 2.2 | 61.1 | 25.3 | 34.9 |
| | - | - | 1 | 6.36 | 5.43 | 1.23 | 1.17 | 63.2 | 40.3 | 48.5 |
| | 24 | - | 1 | 4.7 | 3.62 | 2.37 | 2.35 | 64.1 | 36.7 | 48.8 |
| | 24 | 100 | 1 | 5.13 | 4.13 | 4.37 | 4.35 | 65 | 44.3 | 54.1 |
| | 24 | - | 1 | 4.74 | 3.99 | 3.80 | 3.8 | 67.6 | 39.1 | 46.5 |
| LCT1 - LCT3 (HA) | 24 | - | 1 | 3.03 | 1.77 | 3.83 | 3.83 | 60.5 | 48 | 49.2 |
| LCT2 - LCT4 (LA) | 24 | - | 1 | 2.64 | 1.33 | 4.30 | 4.3 | 60.2 | 50.7 | 47.9 |

According to the results shown in Table 13-9, Au recovery in CIL ranged from 60.2% to 67.6%.

The production plan considers a gold recovery in CIL of 65% for DP and QDP1 samples and 60% for "others". Further evaluation of the gold recovery route selected for the process may be warranted with counter current decantation being a potential alternative.

<u>**Sulphidization, acidification, recycling and thickening tests (SART)**</u>

Table 13-10 shows the results obtained in the SART tests, completed on solutions produced from the CIL tests carried out with cleaner scavenger tails.

**Table 13-10: SART tests results**

| Test | NaSH (%) | $H_2SO_4$ (g/l) | Lime (g/l) | Recovery CNF / Feed | Recoveries Cu (%) | Ag (%) | Au (%) |
|---|---|---|---|---|---|---|---|
| PP 1° Cl-Sc Tail CN - 7 | 100 | 1.72 | 1.49 | 87 | 94.7 | 97.3 | 0.00 |
| | 100 | 1.83 | 1.56 | 89 | 98.0 | 97.3 | 0.00 |
| | 100 | 1.98 | 1.69 | 93 | 99.8 | 97.3 | 0.15 |
| | 90 | 1.72 | 1.49 | 93 | 90.4 | 97.3 | 0.05 |
| | 110 | 1.77 | 1.43 | 99 | 100.0 | 97.3 | 0.07 |
| LCT1 - LCT3(HA) | 110 | 1.42 | 1.16 | 98 | 97.8 | 96.5 | 0.05 |
| LCT2 - LCT4(LA) | 110 | 1.29 | 0.94 | 92 | 99.8 | 94.6 | 0.10 |

The production plan considers a copper recovery in SART of 95% for all samples and 90% for cyanide.

From the test programs and results obtained a matrix of recoveries was generated based on material characteristics, these are presented in Table 1-4. As part of future development studies, further testwork should be evaluated to confirm these results and if warranted a more detailed

recovery algorithm generated which would incorporate geometallurgical results with metallurgical recovery which could then be assigned to the geological units in the deposit.

**Table 13-11: Recoveries for the production plan**

| Stage | DP Units (%) | | | Other Units (%) - Cu > 0.21% | | | Other Units (%) - Cu < 0.21% | | |
|---|---|---|---|---|---|---|---|---|---|
| | Cu | Au | Ag | Cu | Au | Ag | Cu | Au | Ag |
| **Flotation** | | | | | | | | | |
| Rougher | 94.0 | 81.0 | 86.0 | 90.0 | 79.0 | 82.0 | 92.0 | 72.0 | 72.0 |
| Cleaner - Scavenger | 97.5 | 90.0 | 88.0 | 97.0 | 88.0 | 88.0 | 90.2 | 83.0 | 83.0 |
| **Total Flotation** | **91.7** | **72.9** | **75.7** | **87.3** | **69.5** | **72.2** | **83.0** | **59.8** | **59.8** |
| SART | | | | | | | | | |
| Over content in scavenger tails | 45 | | | 45 | | | 45 | | |
| Over content in plant feed | 1.06 | | | 1.22 | | | 4.06 | | |
| CIL | | | | | | | | | |
| Over content in scavenger tails | | 65 | | | 60 | | | 50 | |
| Over content in plant feed | | 5.27 | | | 5.69 | | | 6.12 | |
| **Total Recovery** | **92.7** | **78.2** | **75.7** | **88.5** | **75.2** | **72.2** | **87.0** | **65.9** | **59.8** |

# 14 MINERAL RESOURCE ESTIMATION

The Caspiche Porphyry Mineral Resource Estimate (MRE) (the 'Cube 2012 MRE') was prepared by Mr. Ted Coupland, MAusIMM (CP), former Director and Principal Geostatistician of Cube Consulting Pty Ltd (Cube). The MRE was prepared in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2003). The effective date of this MRE is April 11, 2012.

The previous MRE (AMEC 2011) formed the basis for the Caspiche 2012 PFS which was filed on SEDAR on January 16, 2012. A comparison of the updated Cube 2012 MRE to the previous MRE (AMEC 2011) is presented in Section 24.

The Cube 2012 MRE was reviewed and verified by Mr. Patrick Adams, MAusIMM (CP), Director and Principal Geologist at Cube. It is the opinion of Mr. Adams that the Cube 2012 MRE is suitable for use in this PEA study. Cube Consulting Pty Ltd is an independent Australian firm specializing in mining and mineral resource consulting services.

The oxidized portion of the Cube 2012 MRE is reported above an AuEq cut off of 0.18 g/t AuEq[3]. The non-oxidized portion is reported above 0.30 g/t AuEq[3] cut-off these selected marginal cut-offs are considered appropriate for open pit exploitation methods. Details of the derivation of these cut-offs is provided in the January 16, 2012 PFS and summarized in Section 14.10.1, Table 14-1.

A sub set of the non-oxidized portion of the MRE is re-reported above an AuEq cut off of 0.75 g/t AuEq[4] for use in the PEA study. The higher cut off (0.75 g/t AuEq[4]) used to report the non-oxidized portion is considered appropriate as a lower limit for reporting mineralization to be considered for underground exploitation methods. The selection of this cut-off is based on information provided in the January 16, 2012 PFS and subsequent information provided by NCL. Key assumptions and parameters used to select the underground cut-off are provided in Table 14-33, Section 14.10.1 below.

## 14.1 Drilling database

Exeter provided Cube with an MS Access drilling database for the Caspiche property updated to 11 April, 2012. The drilling database was suitable for direct connectivity to Surpac mining software, a commercial mining software program. Surpac validation routines were used to check for overlapping intervals, missing intervals, and inconsistent drill hole lengths between tables; no errors were reported.

The database contains data for 166 drill holes, and totals 79,950 m of drilling.

Table 14-1 is a tabulation of the drill holes that were used in the Cube 2012 MRE. The database includes an additional 12 diamond holes for 4,797 m completed by Exeter since the previous MRE (AMEC, 2011). Of the 12 new diamond holes 11 targeted Caspiche porphyry prospect. This most recent drilling program was focused on increasing resource confidence and providing additional metallurgical samples within the Caspiche porphyry prospect.

Subsequent to the Cube 2012 MRE, Exeter received the final assay results for three additional drill holes. The QP has reviewed the results for these three holes in the context of the Cube 2012 MRE and concluded that the extra information is not sufficiently material to the MRE to warrant a re-estimation at this time.

**Table 14-1: Summary of Drill Data on the Caspiche and Adjacent Properties as at April 11, 2013.**

| Prospect | Company | RC/Rotary | | Diamond Core[24] | | RC/Rotary + Core | | % Total |
|---|---|---|---|---|---|---|---|---|
| | | # Holes | RC (m) | # Holes | Core (m) | Holes | Total (m) | |
| Caspiche Porphyry | Anglo | 18 | 1,520 | | | 18 | 1,520 | 1.90% |
| | Newcrest | 14 | 3,140 | | | 14 | 3,140 | 3.93% |
| | Exeter | 6 | 1,290 | 78 | 61,170 | 84 | 62,460 | 78.12% |
| | **Total** | **38** | **5,950** | **78** | **61,170** | **116** | **67,120** | **83.95%** |
| Caspiche Epithermals | Anglo | | | | | | | 0.00% |
| | Newcrest | 20 | 3,750 | | | 20 | 3,750 | 4.69% |
| | Exeter | | | 14 | 4,930 | 14 | 4,930 | 6.17% |
| | **Total** | **20** | **3,750** | **14** | **4,930** | **34** | **8,680** | **10.86%** |
| Sideral | Anglo | | | | | | | 0.00% |
| | Newcrest | 2 | 230 | | | 2 | 230 | 0.29% |
| | Exeter | | | 3 | 1,640 | 3 | 1,640 | 2.06% |
| | **Total** | **2** | **230** | **3** | **1,640** | **5** | **1,870** | **2.34%** |
| Regional | Anglo | | | | | | | 0.00% |
| | Newcrest | 1 | 300 | | | 1 | 300 | 0.38% |
| | Exeter | 9 | 1,720 | 1 | 260 | 10 | 1,980 | 2.48% |
| | **Total** | **10** | **2,020** | **1** | **260** | **11** | **2,280** | **2.85%** |
| TOTAL | | **70** | **11,950** | **96** | **68,000** | **166** | **79,950** | **100.00%** |

[24] RC pre-collar drill lengths are included in the core drilling totals. Drill totals for Exeter campaigns are current as of the effective date of the Mineral Resource.

## 14.2 Topography

The topographic model of the Caspiche Project was based on 0.5 m resolution DEM modelling from high definition stereo satellite photos. Isolated portions of the topographic surface were then adjusted using surveyed drill hole collar elevations, to create a final topographic surface for use in resource estimation. Figure 14-1 shows detailed topography and drill hole locations over the Caspiche Porphyry project.



N
500 m

**Figure 14-1: Caspiche topography and drill hole locations – Caspiche Porphyry Project (Source: Cube Consulting, April 11 2012)**

## 14.3 Lithological model and definition of domains

Exeter provided triangulated solid models representing the Caspiche lithological and alteration units. The alteration model consists of potassic and argillic units and a calcite-potassic zone at the bottom of the system. Table 14-2 and Table 14-3 summarise the stratigraphic and alteration

units used for the modelling. Examples of the lithological and alteration wireframes are shown in Figure 14-2 to Figure 14-5.

The lithological solids provide the main support for the estimation domains. Gold, copper and silver grades are clearly higher in the DP (diorite porphyry) as this intrusion is thought to be the main source of mineralizing solutions. The mineralizing solutions were disseminated outwards from the DP into the surrounding stratigraphic units during the mineralization event thus resulting in lower tenor grade values away from the DP.

An alteration model, consisting of potassic and argillic units and a calcite-potassic zone at the base of the system was also constructed.

**Table 14-2: Stratigraphy Description**

| Stratigraphic Unit | Model Code | Description |
|---|---|---|
| OB | 100 | Overburden |
| CFB (Basement) | 200 | Earliest cretaceous host rock |
| DTB2 | 300 | Diatreme breccia |
| DP | 400 | Diorite porphyry (Early - main host rock for mineralization) |
| QDP1 | 500 | Quartz-diorite porphyry (first phase) |
| QDP2 | 600 | Quartz-diorite porphyry (second phase - lower grade) |
| VOLCBX | 700 | Volcanic breccias |
| MAC | 800 | MacNeill Zone |

**Table 14-3: Alteration Description**

| Alteration Style | Model Code | Description |
|---|---|---|
| AA | 1000 | Advanced Argillic (Quartz - dominant Kaolinite) |
| K-CA | 2000 | Potassic-Calcic (Actinolite-diopside-albite) |
| IA | 3000 | Intermediate Argillic (Illite - smectite) |

The limit of oxidation surface was constructed from logging information (mainly sulphide descriptions). Cube checked the oxide and sulphide solids against the drill holes database coding and found them to be appropriate. Sulphur values are significantly depleted in the oxide zone due to the destruction of sulphide minerals and low or absent sulphur values provide an excellent proxy for defining the base of the oxide surface. The base of oxidation appears to be a reasonably sharp contact. A mixed oxide-sulphide (Transitional) zone was arbitrarily created by lowering the base of oxidation surface by 30 m. Table 14-4 summarizes the oxidation codes used for the modelling.

**Table 14-4: Oxidation Description**

| Oxidation State | Model Code | Description |
|---|---|---|
| Oxide (OX) | 10 | >90% oxidized |
| Mixed Oxide - SulphideMXSU) | 20 | 10 to 90% oxidized |
| Sulphide (SU) | 30 | <10% oxidized |



Oxide
Inter-mineral Diorite Porphyry Second Phase QDP2
Macneill
Late Mineral Diatreme Breccia DBT2
Volcanic Breccia VOLCBX
Basement CFB
QDP2
AuEq g/t
Inter-mineral Diorite Porphyry First Phase QDP1
Early Diorite Porphyry DP
500m

**Figure 14-2: Caspiche Stratigraphic Model Section - Looking Northwest (Source: Cube Consulting, 2012)**


Late Mineral Diatreme Breccia
DBT2
Early Diorite Porphyry -
DP
Inter-mineral Diorite
Porphyry First Phase
QDP1
N
Inter-mineral Diorite
Porphyry Second Phase
QDP2
500m

Figure 14-3: Caspiche Stratigraphic Model - Plan (Source: Cube Consulting, 2012)


Late Mineral Diatreme Breccia
DBT2
Inter-mineral
Diorite Porphyry
First Phase
QDP1
Inter-mineral Diorite
Porphyry Second Phase
QDP2
Early Diorite
Porphyry
DP
500m

Figure 14-4: Caspiche Stratigraphic Model – Looking North (Source: Cube Consulting, 2012)



Oxide Surface
Late Mineral Diatreme Breccia
DBT2
Advanced Argillic
Alteration
Potassic – Calcic
Alteration
Inter-mineral
Diorite Porphyry
First Phase
QDP1
Early Diorite
Porphyry
DP
500m

Figure 14-5: Caspiche Stratigraphic and Alteration Model – Looking North (Source: Cube Consulting, 2012)

## 14.4 Composites

Drill holes within the database were assigned a unique stratigraphic and oxidation code based on the numbering system outlined in Table 14-4 and Table 14-2. An additional code was created representing a combination of weathering and stratigraphy. The unique database coding was used to control the compositing process.

Downhole compositing was carried out independently for each stratigraphic zone (stratdom), weathering domain (weathering) and combined weathering/stratigraphic zone (strat_weath) whereby the database coding was used to control compositing. A downhole composite length of 8 m was used for all zones. The downhole compositing process uses a 'best fit' approach whereby the composite length is optimised over the coded interval to eliminate the problem of residuals.

The resulting composite files were further flagged within the main alteration wireframes.

## 14.5 Exploratory data analysis

### 14.5.1 Domain boundary analysis

As mentioned in Section 14.3, the stratigraphic solids provide the main support for the estimation domains. It is important, however, to characterise the grade behaviour at the stratigraphic or weathering contacts to determine the relationship between grades on either side of the contact. The outcome of these boundary tests are a key factor in determining the extent to which, if any, samples should be shared between domains during estimation.

Cube undertook extensive boundary testing for gold and copper and determined that two types of boundary conditions are necessary to achieve robust grade estimation at Caspiche:

Hard Boundaries: No sample sharing between adjacent stratigraphic units or weathering domains;

Soft Boundaries: Unlimited sample sharing between adjacent stratigraphic units or weathering domains

Cube adopted a boundary analysis method whereby composite grades are grouped and compared in distance 'bands' on either side of the domain boundary. The Cube method involves computing the sample distances relative to the interpreted wireframe surface. A list of the boundary tests undertaken for gold and copper are as follows:

DP v QDP1

DP v VOLCBX

DP v CFB

DP v Combined CFB and VOLCBX

QDP1 v VOLCBX

QDP1 v CFB

QDP1 v Combined CFB and VOLCBX

DTB v CFB

QDP1 OX v QDP1 SU

DTB OX v VOLCBX SU

QDP2 OX v QDP2 SU

DTB2 v Combined CFB and VOLCBX

QDP2 v Combined CFB and VOLCBX

Figure 14-6 and Figure 14-7 show examples of the boundary analysis output - the contact position is located on the X-Axis at distance zero. Figure 14-6 shows the change in grade profile for gold and copper when moving from inside the DP unit into the QDP1, VOLCBX and CFB units. It is clearly demonstrates that tenor of gold and copper grade in the adjacent stratigraphy gradually reduces with increasing distance from the DP contact. This somewhat 'diffuse' behaviour away from the DP contact is consistent with the concept of mineralizing solutions being disseminated outwards from the DP into the surrounding stratigraphic units. It was decided to use only DP composites for estimating the DP volume to ensure that the DP grade distribution is not 'diluted' by lower grade adjacent units. In this sense, the DP contact is treated as a 'hard' boundary for the purposes of estimating the DP itself. The DP contact is treated as 'soft' (i.e., samples are shared from the DP) for estimating all other adjacent units (QDP1, VOLCBX and CFB).

Figure 14-7 shows some examples of gold and copper grade behaviour between the sulphide (SU) and oxide (OX) zone. It can be clearly seen that weathering has a relatively minor influence on gold grade whereas copper is substantially depleted in the oxide zone. It was decided to treat the oxide surface as a 'soft' boundary for the estimation of gold and as a 'hard' boundary for the estimation of copper.


GOLD
DP vs QDP1
COPPER
DP vs QDP1
DP vs VOLCBX
DP vs VOLCBX
DP vs CFB
DP vs CFB

**Figure 14-6: Boundary Contact Analysis – DP v QDP1, VOLCBX and CFB**


GOLD
COPPER

**Figure 14-7: Boundary Contact Analysis – OXIDE v SULPHIDE**

A full summary of estimation domains and sample combinations are shown in Table 14-5 to Table 14-7. Oxide and sulphide samples were combined for the estimation of gold, silver and arsenic whereas oxide and sulphide domains were separated for the estimation of copper, sulphur and molybdenum. Oxide material was combined with overburden for the purposes of the copper, sulphur and molybdenum estimation. The MacNeill zone was estimated with available surrounding data however the grades within the MacNeill zone were not permitted to influence the estimates outside of this zone. Iron was estimated separately for oxide and sulphide material with no additional stratigraphic domaining.

Table 14-5: Estimation Domains and Data Combinations – Gold, Silver and Arsenic

| Estimation Domain | Sample Combinations (Au, Ag, As) | Boundary Type |
|---|---|---|
| OB | OB | Hard |
| CFB | QDP1 + DP + VOLCBX + CFB (OX+SU) | Soft |
| DTB2 | DTB2 (OX+SU) | Hard |
| DP | DP (OX+SU) | Hard |
| QDP1 | QDP1 + DP + VOLCBX + CFB (OX+SU) | Soft |
| QDP2 | QDP2 (OX+SU) | Hard |
| VOLCBX | QDP1 + DP + VOLCBX + CFB (OX+SU) | Soft |
| MAC | MAC + QDP1 + QDP2 + DP + VOLCBX +CFB (OX+SU) | Soft |
| K-CA Alteration | K-CA Alt | Hard |

Table 14-6: Estimation Domains and Data Combinations – Copper, Sulphur and Molybdenum

| Estimation Domain | Sample Combinations (Cu, S, Mo) | Boundary Type |
|---|---|---|
| OB/OX | Combined OB + All OX | Hard |
| CFB | QDP1 + DP + VOLCBX + CFB (SU Only) | Soft |
| DTB2 | DTB2 (SU Only) | Hard |
| DP | DP (SU Only) | Hard |
| QDP1 | QDP1 + DP + VOLCBX + CFB (SU Only) | Soft |
| QDP2 | QDP2 (SU Only) | Hard |
| VOLCBX | QDP1 + DP + VOLCBX + CFB (SU Only) | Soft |
| MAC | MAC + QDP1 + QDP2 + DP + VOLCBX +CFB (SU Only) | Soft |
| K-CA Alteration | K-CA Alt | Hard |

Table 14-7: Estimation Domains and Data Combinations – Iron

| Estimation Domain | Sample Combinations (Fe) | Boundary Type |
|---|---|---|
| OB/OX | Combined OB + All OX | Hard |
| SU | All SU | Hard |

### 14.5.2 Summary Statistics and Assay Capping

A statistical analysis based on 8 m composites for gold, copper, silver, sulphur, iron, molybdenum and arsenic was undertaken. The main elements of economic interest are gold, copper and silver. Figure 14-8 to Figure 14-16 show log-probability plots for gold, silver and copper 8 m downhole composites for the Caspiche porphyry project classified by stratigraphy, alteration and weathering. Table 14-8 to Table 14-12 summarise basic statistics for all estimated elements classified by stratigraphy, alteration and weathering.

As expected, statistical analysis confirms that the diorite porphyry (DP) is preferentially mineralized having the highest mean gold, copper and silver (excepting OB) grade and the lowest statistical variability of all the mineralized units. The tenor of gold and silver grade is similar for the basement (CFB), volcanic breccia (VOLCBX) and second phase quartz-diorite porphyry (QDP2).

All mineralized units demonstrate relatively low variability with respect to gold and copper grades as manifested by low to moderate coefficient of variation (CoV) values. The overburden (OB), diatreme breccia (DTB2) and second phase quartz-diorite porphyry (QDP2) demonstrate the highest degree of variability of all the mineralized units.

Arsenic grades broadly correlate with intensity of argillic alteration with the highest grades associated with advance argillic (AA) alteration. Isolated "pods" of higher grade arsenic can locally occur at depth in the central portions of the system.

The spatial distribution of gold, copper and silver is similar within the sulphide zone; however, copper is significantly depleted within the oxide zone. Sulphur grades are also significantly depleted in the oxide zone.

Whilst silver grades appear to be somewhat elevated within the DP and OB units, the silver grade distributions are remarkably consistent for most stratigraphic units.

Molybdenum grades are higher in VOLCBX, MacNeill (MAC) and basement rocks (CFB). Molybdenum is thought to be of magmatic provenance whereby the distribution of molybdenum forms a "halo" around the central intrusions as a function of temperature.

High grade assay capping was applied to the 8 m composite data where obvious statistical outliers were evident or where it was determined that individual composite grades posed an unacceptable risk to the estimate. A statistical and spatial analysis was undertaken to quantify the potential influence of outlier values and to determine an appropriate assay capping strategy. The aim of this analysis was to quantify the potential metal influence associated with individual composites in conjunction with declustering weights. Only a small number of individual composites were targeted by assay capping which was generally applied above the $99^{th}$ percentile of the respective grade distribution.

Table 14-8 summarizes the assay capping values applied to 8 m composites.

Table 14-8: Caspiche Assay Capping – 8 m Composites

| Stratigraphic Unit | Au (ppm) | Cu % Su (Ox) | Ag (ppm) | As (ppm) | S % Su (Ox) | Mo ppm Su (Ox) | Fe % Su (Ox) |
|---|---|---|---|---|---|---|---|
| OB | 0.9 | 0.08 | 8 | 600 | 2.5 | 300 | 6 |
| CFB | 2.5 | 0.8 (0.08) | 15 | 1500 | 8 (2.5) | 600 (300) | 10 (6) |
| DTB2 | 0.4 | 0.8 (0.08) | 4 | 300 | 8 (2.5) | 600 (300) | 10 (6) |
| DP | 2.5 | 0.8 | 15 | 1500 | 8 | 600 | 10 |
| QDP1 | 2.5 | 0.8 (0.08) | 15 | 1500 | 8 (2.5) | 600 (300) | 10 (6) |
| QDP2 | 1.5 | 0.8 (0.08) | 8 | 600 | 8 (2.5) | 600 (300) | 10 (6) |
| VOLCBX | 2.5 | 0.8 (0.08) | 15 | 1500 | 8 (2.5) | 600 (300) | 10 (6) |
| MAC | 2.5 | 0.8 | 15 | 1500 | 8 | 600 | 10 |



Figure 14-8: Caspiche 8 m Composites by Stratigraphy – Log-Prob Plot - Au ppm



Exeter Resource Corporation
Caspiche Project
Log Probability Plot
8m Downhole Composites
Ag ppm
By STRATIGRAPHY
Probability %
AG_PPM

Figure 14-9: Caspiche 8 m Composites by Stratigraphy – Log-Prob Plot - Ag ppm



Exeter Resource Corporation
Caspiche Project
Log Probability Plot
8m Downhole Composites
Cu %
By STRATIGRAPHY
Probability %
CU_PCT

Figure 14-10: Caspiche 8 m Composites by Stratigraphy – Log-Prob Plot - Cu %



**Figure 14-11: Caspiche 8 m Composites by Alteration – Log-Prob Plot - Au ppm**



**Figure 14-12: Caspiche 8 m Composites by Alteration – Log-Prob Plot - Ag ppm**


Exeter Resource Corporation
Caspiche Project
Log Probability Plot
Cu %
By ALTERATION

**Figure 14-13: Caspiche 8 m Composites by Alteration – Log-Prob Plot - Cu %**


Caspiche Project
Log Probability Plot
Au ppm

**Figure 14-14: Caspiche 8 m Composites by Weathering – Log-Prob Plot - Au ppm**



Figure 14-15: Caspiche 8 m Composites by Weathering – Log-Prob Plot - Ag ppm



Figure 14-16: Caspiche 8 m Composites by Weathering – Log-Prob Plot - Cu %

ALQUIMIA

exeter RESOURCE CORPORATION

**Table 14-9: Caspiche 8 m Composites by Stratigraphy – Summary Statistics**

| Stratunit | 100 (OB) | 200 (CFB) | 300 (DTB2) | 400 (DP) | 500 (QDP1) | 600 (QDP2) | 700 (VOLCBX) | 800 (MAC) |
|---|---|---|---|---|---|---|---|---|
| Gold (Au ppm) | | | | | | | | |
| Number | 163 | 1663 | 410 | 435 | 705 | 971 | 2869 | 641 |
| Minimum | 0.00 | 0.00 | 0.00 | 0.12 | 0.00 | 0.01 | 0.00 | 0.00 |
| Maximum | 2.36 | 1.90 | 0.51 | 2.96 | 3.36 | 7.71 | 2.43 | 2.68 |
| Mean | 0.23 | 0.36 | 0.03 | 1.05 | 0.17 | 0.43 | 0.40 | 0.49 |
| Std Dev | 0.39 | 0.28 | 0.06 | 0.44 | 0.27 | 0.39 | 0.33 | 0.35 |
| Coeff Var | 1.70 | 0.78 | 2.08 | 0.42 | 1.58 | 0.92 | 0.83 | 0.72 |
| Copper (Cu %) | | | | | | | | |
| Number | 160 | 1663 | 410 | 435 | 705 | 971 | 2863 | 641 |
| Minimum | 0.00 | 0.00 | 0.00 | 0.08 | 0.00 | 0.00 | 0.00 | 0.00 |
| Maximum | 0.06 | 0.79 | 0.07 | 1.00 | 0.29 | 1.01 | 1.09 | 0.46 |
| Mean | 0.01 | 0.20 | 0.01 | 0.41 | 0.03 | 0.19 | 0.11 | 0.10 |
| Std Dev | 0.01 | 0.13 | 0.01 | 0.13 | 0.04 | 0.15 | 0.13 | 0.08 |
| Coeff Var | 1.00 | 0.64 | 1.48 | 0.31 | 1.45 | 0.79 | 1.10 | 0.80 |
| Silver (Ag ppm) | | | | | | | | |
| Number | 157 | 1663 | 410 | 435 | 698 | 971 | 2690 | 641 |
| Minimum | 0.03 | 0.10 | 0.06 | 0.18 | 0.05 | 0.10 | 0.06 | 0.15 |
| Maximum | 20.20 | 447.63 | 4.69 | 24.62 | 12.17 | 12.88 | 48.68 | 21.28 |
| Mean | 1.92 | 1.14 | 0.63 | 1.60 | 0.90 | 1.09 | 1.15 | 1.08 |
| Std Dev | 3.32 | 10.99 | 0.75 | 1.95 | 1.48 | 0.98 | 2.09 | 1.33 |
| Coeff Var | 1.73 | 9.62 | 1.19 | 1.22 | 1.65 | 0.90 | 1.83 | 1.24 |
| Arsenic (As ppm) | | | | | | | | |
| Number | 154 | 1663 | 369 | 435 | 665 | 959 | 2446 | 615 |
| Minimum | 1.78 | 1.00 | 3.48 | 1.99 | 5.00 | 1.99 | 2.00 | 2.39 |
| Maximum | 1837.40 | 6784.76 | 2805.88 | 1418.70 | 950.44 | 2840.02 | 5420.30 | 1183.84 |
| Mean | 131.75 | 190.21 | 53.28 | 424.13 | 92.18 | 344.44 | 280.90 | 185.01 |
| Std Dev | 201.93 | 478.61 | 194.27 | 320.23 | 99.70 | 349.93 | 307.08 | 184.54 |
| Coeff Var | 1.53 | 2.52 | 3.65 | 0.76 | 1.08 | 1.02 | 1.09 | 1.00 |
| Sulphur (S %) | | | | | | | | |
| Number | 149 | 1663 | 369 | 435 | 665 | 959 | 2408 | 615 |
| Minimum | 0.01 | 0.03 | 0.01 | 0.18 | 0.01 | 0.04 | 0.01 | 0.03 |
| Maximum | 1.15 | 8.86 | 5.73 | 6.95 | 5.10 | 19.70 | 11.33 | 6.35 |
| Mean | 0.14 | 2.29 | 1.25 | 1.51 | 1.44 | 2.51 | 2.07 | 2.02 |
| Std Dev | 0.18 | 1.82 | 1.31 | 1.08 | 1.37 | 2.14 | 1.75 | 1.47 |
| Coeff Var | 1.28 | 0.79 | 1.05 | 0.72 | 0.95 | 0.85 | 0.85 | 0.73 |
| Molybdenum (Mo ppm) | | | | | | | | |
| Number | 154 | 1663 | 369 | 435 | 665 | 959 | 2446 | 615 |
| Minimum | 0.27 | 0.85 | 0.50 | 2.73 | 0.50 | 1.77 | 0.32 | 0.50 |
| Maximum | 267.02 | 2893.62 | 48.51 | 306.84 | 269.66 | 812.63 | 938.01 | 461.19 |
| Mean | 12.83 | 63.70 | 2.76 | 41.57 | 19.04 | 41.85 | 83.66 | 75.34 |
| Std Dev | 34.12 | 94.68 | 5.29 | 44.10 | 35.65 | 54.14 | 87.56 | 59.31 |
| Coeff Var | 2.66 | 1.49 | 1.92 | 1.06 | 1.87 | 1.29 | 1.05 | 0.79 |
| Iron (Fe %) | | | | | | | | |
| Number | 154 | 1663 | 369 | 435 | 665 | 959 | 2446 | 615 |
| Minimum | 1.20 | 0.98 | 1.13 | 0.91 | 0.68 | 0.72 | 0.24 | 0.56 |
| Maximum | 13.82 | 15.07 | 8.86 | 7.78 | 6.78 | 22.86 | 10.83 | 6.16 |
| Maximum | 13.82 | 15.07 | 8.86 | 7.78 | 6.78 | 22.86 | 10.83 | 6.16 |
| Mean | 2.74 | 3.95 | 3.03 | 3.45 | 2.82 | 3.93 | 3.38 | 3.09 |
| Std Dev | 1.20 | 1.20 | 0.75 | 1.21 | 0.87 | 1.85 | 1.29 | 0.81 |
| Coeff Var | 0.44 | 0.30 | 0.25 | 0.35 | 0.31 | 0.47 | 0.38 | 0.26 |

**Table 14-10: Caspiche 8 m Composites by Alteration – Summary Statistics**

| Alteration | 1000 (AA) | 2000 (K-CA) | 3000 (IA) |
|---|---|---|---|
| Gold (Au ppm) | | | |
| Number | 3184 | 108 | 4565 |
| Minimum | 0.00 | 0.00 | 0.00 |
| Maximum | 7.71 | 0.52 | 2.68 |
| Mean | 0.41 | 0.08 | 0.39 |
| Std Dev | 0.41 | 0.11 | 0.36 |
| Coeff Var | 0.98 | 1.32 | 0.92 |
| Copper (Cu %) | | | |
| Number | 3176 | 108 | 4564 |
| Minimum | 0.00 | 0.00 | 0.00 |
| Maximum | 1.09 | 0.51 | 1.01 |
| Mean | 0.11 | 0.04 | 0.16 |
| Std Dev | 0.14 | 0.06 | 0.15 |
| Coeff Var | 1.27 | 1.62 | 0.89 |
| Silver (Ag ppm) | | | |
| Number | 3046 | 108 | 4511 |
| Minimum | 0.04 | 0.10 | 0.03 |
| Maximum | 48.68 | 5.67 | 447.63 |
| Mean | 1.18 | 0.46 | 1.10 |
| Std Dev | 2.11 | 0.61 | 6.76 |
| Coeff Var | 1.79 | 1.33 | 6.15 |
| Arsenic (As ppm) | | | |
| Number | 2888 | 108 | 4310 |
| Minimum | 1.65 | 2.11 | 1.00 |
| Maximum | 3145.48 | 289.86 | 6784.76 |
| Mean | 277.90 | 31.38 | 215.15 |
| Std Dev | 300.23 | 47.90 | 377.24 |
| Coeff Var | 1.08 | 1.53 | 1.75 |
| Sulphur (S %) | | | |
| Number | 2845 | 108 | 4310 |
| Minimum | 0.01 | 0.03 | 0.01 |
| Maximum | 19.70 | 1.37 | 8.88 |
| Mean | 2.58 | 0.35 | 1.67 |
| Std Dev | 1.84 | 0.26 | 1.60 |
| Coeff Var | 0.72 | 0.72 | 0.96 |
| Molybdenum (Mo ppm) | | | |
| Number | 2888 | 108 | 4310 |
| Minimum | 0.27 | 1.40 | 0.32 |
| Maximum | 930.87 | 24.67 | 2893.62 |
| Mean | 65.10 | 3.99 | 56.22 |
| Std Dev | 76.99 | 3.12 | 79.99 |
| Coeff Var | 1.18 | 0.78 | 1.42 |
| Iron (Fe %) | | | |
| Number | 2888 | 108 | 4310 |
| Minimum | 0.24 | 2.59 | 0.56 |
| Maximum | 22.86 | 7.14 | 15.07 |
| Mean | 3.10 | 4.10 | 3.72 |
| Std Dev | 1.32 | 1.11 | 1.27 |
| Coeff Var | 0.43 | 0.27 | 0.34 |

**Table 14-11: Caspiche 8 m Composites by Alteration – Summary Statistics**

| Alteration | 1000 (AA) | 2000 (K-CA) | 3000 (IA) |
|---|---|---|---|
| Gold (Au ppm) | | | |
| Number | 3184 | 108 | 4565 |
| Minimum | 0.00 | 0.00 | 0.00 |
| Maximum | 7.71 | 0.52 | 2.68 |
| Mean | 0.41 | 0.08 | 0.39 |
| Std Dev | 0.41 | 0.11 | 0.36 |
| Coeff Var | 0.99 | 1.32 | 0.92 |
| Copper (Cu %) | | | |
| Number | 3176 | 108 | 4564 |
| Minimum | 0.00 | 0.00 | 0.00 |
| Maximum | 1.09 | 0.51 | 1.01 |
| Mean | 0.11 | 0.04 | 0.16 |
| Std Dev | 0.14 | 0.06 | 0.15 |
| Coeff Var | 1.27 | 1.62 | 0.89 |
| Silver (Ag ppm) | | | |
| Number | 3046 | 108 | 4511 |
| Minimum | 0.04 | 0.10 | 0.03 |
| Maximum | 48.68 | 5.67 | 447.63 |
| Mean | 1.18 | 0.46 | 1.10 |
| Std Dev | 2.11 | 0.61 | 6.76 |
| Coeff Var | 1.79 | 1.33 | 6.15 |
| Arsenic (As ppm) | | | |
| Number | 2888 | 108 | 4310 |
| Minimum | 1.65 | 2.11 | 1.00 |
| Maximum | 3145.48 | 289.86 | 6784.76 |
| Mean | 277.90 | 31.38 | 215.15 |
| Std Dev | 300.23 | 47.90 | 377.24 |
| Coeff Var | 1.08 | 1.53 | 1.75 |
| Sulphur (S %) | | | |
| Number | 2845 | 108 | 4310 |
| Minimum | 0.01 | 0.03 | 0.01 |
| Maximum | 19.70 | 1.37 | 8.88 |
| Mean | 2.58 | 0.35 | 1.67 |
| Std Dev | 1.84 | 0.26 | 1.60 |
| Coeff Var | 0.72 | 0.72 | 0.96 |
| Molybdenum (Mo ppm) | | | |
| Number | 2888 | 108 | 4310 |
| Minimum | 0.27 | 1.40 | 0.32 |
| Maximum | 930.87 | 24.67 | 2893.62 |
| Mean | 65.10 | 3.99 | 56.22 |
| Std Dev | 76.99 | 3.12 | 79.99 |
| Coeff Var | 1.18 | 0.78 | 1.42 |
| Iron (Fe %) | | | |
| Number | 2888 | 108 | 4310 |
| Minimum | 0.24 | 2.59 | 0.56 |
| Maximum | 22.86 | 7.14 | 15.07 |
| Mean | 3.10 | 4.10 | 3.72 |
| Std Dev | 1.32 | 1.11 | 1.27 |
| Coeff Var | 0.43 | 0.27 | 0.34 |

**Table 14-12: Caspiche 8 m Composites by Weathering – Summary Statistics**

| Weathering | 10 (OX | 30 (SU) |
|---|---|---|
| Gold (Au ppm) | | |
| Number | 1259 | 6598 |
| Minimum | 0.00 | 0.00 |
| Maximum | 3.36 | 7.71 |
| Mean | 0.32 | 0.41 |
| Std Dev | 0.38 | 0.38 |
| Coeff Var | 1.17 | 0.93 |
| Copper (Cu %) | | |
| Number | 1250 | 6598 |
| Minimum | 0.00 | 0.00 |
| Maximum | 0.20 | 1.09 |
| Mean | 0.01 | 0.17 |
| Std Dev | 0.01 | 0.15 |
| Coeff Var | 1.26 | 0.88 |
| Silver (Ag ppm) | | |
| Number | 1087 | 6578 |
| Minimum | 0.03 | 0.10 |
| Maximum | 48.68 | 447.63 |
| Mean | 1.53 | 1.06 |
| Std Dev | 2.85 | 5.66 |
| Coeff Var | 1.86 | 5.36 |
| Arsenic (As ppm) | | |
| Number | 957 | 6349 |
| Minimum | 1.78 | 1.00 |
| Maximum | 3145.48 | 6784.76 |
| Mean | 182.09 | 245.55 |
| Std Dev | 247.93 | 360.07 |
| Coeff Var | 1.36 | 1.47 |
| Sulphur (S %) | | |
| Number | 932 | 6331 |
| Minimum | 0.01 | 0.03 |
| Maximum | 3.88 | 19.70 |
| Mean | 0.38 | 2.24 |
| Std Dev | 0.44 | 1.75 |
| Coeff Var | 1.17 | 0.78 |
| Molybdenum (Mo ppm) | | |
| Number | 957 | 6349 |
| Minimum | 0.27 | 0.32 |
| Maximum | 404.99 | 2893.62 |
| Mean | 49.24 | 60.43 |
| Std Dev | 68.29 | 79.96 |
| Coeff Var | 1.39 | 1.32 |
| Iron (Fe %) | | |
| Number | 957 | 6349 |
| Minimum | 0.24 | 0.56 |
| Maximum | 13.82 | 22.86 |
| Mean | 2.40 | 3.64 |
| Std Dev | 1.00 | 1.29 |
| Coeff Var | 0.42 | 0.35 |

## 14.6 Variography

Variography was carried out using the same data combinations as defined in Table 14-5 to Table 14-7. The combined DP+QDP1+VOLCBX+CFB data resulted in a low relative nugget value with long and very well structured variogram ranges in a vertical plunge direction for gold and copper. Figure 14-17 and Figure 14-18 show variogram models with maximum ranges of

850 m and 700 m in the vertical plunge direction for gold and copper respectively. The variogram models shown in Figure 14-17 and Figure 14-18 were used to estimate gold and copper for the DP, QDP1, VOLCBX and CFB domains.

In general, all elements resulted in low to moderate nugget effects with well-structured spatial continuity. Silver appears to exhibit the greatest variability and is typically manifested by a higher nugget effect. A tabulation of all variogram parameters is shown in Table 14-13 to Table 14-18.



Distance (m)
0 100 200 300 400 500 600 700 800 900 1000 1100
0.15
0.10
0.05
0.00
Variogram : CUT_AU_PPM
Vertical

Figure 14-17: Caspiche Variogram Model – DP+QDP1+VOLCBX+CFB - Gold


Distance (m)
0
100
200
300
400
500
600
700
800
0.025
0.020
0.015
0.010
0.005
0.000
Variogram : CUT_CU_PCT
Vertical
N90
N180
Distance (m)

**Figure 14-18: Caspiche Variogram Model – DP+QDP1+VOLCBX+CFB – Copper**

**Table 14-13: Caspiche – Variogram Parameters – Overburden**

| Element | | Structure 1 | | | | Structure 2 | | | | Rotations | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Nugget (%) | Sill 1 (%) | Ranges 1 | | | Sill 2 (%) | Ranges 2 | | | Azim | Plunge | dip |
| | | | (u) | (v) | (w) | | (u) | (v) | (w) | 0 | 0 | 0 |
| Au ppm | 0.23 | 0.25 | 125 | 125 | 90 | 0.52 | 300 | 300 | 200 |  | | |
| Cu % (OB+OX) | 0.23 | 0.39 | 125 | 125 | 285 | 0.39 | 400 | 400 | 860 | | | |
| Ag ppm | 0.52 | 0.31 | 120 | 120 | 85 | 0.17 | 300 | 300 | 200 | | | |
| Su % (OB+OX) | 0.29 | 0.61 | 125 | 125 | 90 | 0.10 | 460 | 460 | 310 | | | |
| As ppm | 0.39 | 0.48 | 125 | 125 | 90 | 0.14 | 300 | 300 | 200 | | | |
| Mo ppm (OB+OX) | 0.05 | 0.37 | 105 | 105 | 75 | 0.57 | 250 | 250 | 165 | | | |

Table 14-14: Caspiche – Variogram Parameters – DP, QDP1, VOLCBX and CFB

| Element | Nugget (%) | Sill 1 (%) | Structure 1 Ranges 1 (u) | (v) | (w) | Sill 2 (%) | Structure 2 Ranges 2 (u) | (v) | (w) | Rotations Azim | Plunge | dip |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | | 0 | 0 | 0 |
| Au ppm (OX+SU) | 0.23 | 0.39 | 125 | 125 | 285 | 0.39 | 400 | 400 | 850 |  | | |
| Cu % (SU) | 0.10 | 0.78 | 150 | 150 | 400 | 0.12 | 450 | 450 | 700 | | | |
| Ag ppm (OX+SU) | 0.43 | 0.28 | 180 | 180 | 320 | 0.28 | 300 | 300 | 800 | | | |
| Su % (SU) | 0.14 | 0.15 | 180 | 180 | 180 | 0.71 | 600 | 600 | 800 | | | |
| As ppm (OX+SU) | 0.23 | 0.27 | 110 | 110 | 110 | 0.51 | 500 | 500 | 350 | | | |
| Mo ppm (SU) | 0.28 | 0.21 | 150 | 150 | 180 | 0.52 | 250 | 250 | 525 | | | |

Table 14-15: Caspiche – Variogram Parameters – QDP2

| Element | Nugget (%) | Sill 1 (%) | Structure 1 Ranges 1 (u) | (v) | (w) | Sill 2 (%) | Structure 2 Ranges 2 (u) | (v) | (w) | Rotations Azim | Plunge | dip |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | | 0 | 0 | 0 |
| Au ppm (OX+SU) | 0.15 | 0.12 | 100 | 100 | 230 | 0.72 | 300 | 300 | 730 |  | | |
| Cu % (SU) | 0.11 | 0.01 | 125 | 125 | 300 | 0.88 | 300 | 300 | 550 | | | |
| Ag ppm (OX+SU) | 0.53 | 0.11 | 90 | 90 | 210 | 0.36 | 260 | 260 | 800 | | | |
| Su % (SU) | 0.12 | 0.28 | 250 | 250 | 300 | 0.60 | 700 | 700 | 950 | | | |
| As ppm (OX+SU) | 0.19 | 0.18 | 65 | 65 | 65 | 0.62 | 365 | 365 | 300 | | | |
| Mo ppm (SU) | 0.26 | 0.17 | 100 | 100 | 120 | 0.57 | 400 | 400 | 500 | | | |

Table 14-16: Caspiche – Variogram Parameters – MacNeill

| Element | Nugget (%) | Sill 1 (%) | Structure 1 Ranges 1 (u) | (v) | (w) | Sill 2 (%) | Structure 2 Ranges 2 (u) | (v) | (w) | Rotations Azim | Plunge | dip |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | | 33 | -35 | 0 |
| Au ppm (OX+SU) | 0.14 | 0.29 | 28 | 28 | 24 | 0.58 | 265 | 265 | 145 |  | | |
| Cu % (SU) | 0.36 | 0.33 | 45 | 45 | 40 | 0.32 | 105 | 105 | 60 | | | |
| Ag ppm (OX+SU) | 0.14 | 0.42 | 42 | 42 | 36 | 0.44 | 250 | 250 | 135 | | | |
| Su % (SU) | 0.09 | 0.47 | 45 | 45 | 40 | 0.44 | 260 | 260 | 150 | | | |
| As ppm (OX+SU) | 0.19 | 0.20 | 35 | 35 | 30 | 0.61 | 345 | 345 | 190 | | | |
| Mo ppm (SU) | 0.17 | 0.33 | 20 | 20 | 20 | 0.50 | 145 | 145 | 80 | | | |

Table 14-17: Caspiche – Variogram Parameters – DTB2

| Element | | Structure 1 | | | | Structure 2 | | | | Rotations | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Nugget (%) | Sill 1 (%) | Ranges 1 | | | Sill 2 (%) | Ranges 2 | | | Azim | Plunge | dip |
| | | | (u) | (v) | (w) | | (u) | (v) | (w) | 33 | -15 | 0 |
| Au ppm (OX+SU) | 0.14 | 0.29 | 28 | 28 | 24 | 0.58 | 265 | 265 | 145 |  | | |
| Cu % (SU) | 0.36 | 0.33 | 45 | 45 | 40 | 0.32 | 105 | 105 | 60 | | | |
| Ag ppm (OX+SU) | 0.14 | 0.42 | 42 | 42 | 36 | 0.44 | 250 | 250 | 135 | | | |
| Su % (SU) | 0.09 | 0.47 | 45 | 45 | 40 | 0.44 | 260 | 260 | 150 | | | |
| As ppm (OX+SU) | 0.19 | 0.20 | 35 | 35 | 30 | 0.61 | 345 | 345 | 190 | | | |
| Mo ppm (SU) | 0.17 | 0.33 | 20 | 20 | 20 | 0.50 | 145 | 145 | 80 | | | |

Table 14-18: Caspiche – Variogram Parameters – Iron

| Element | | Structure 1 | | | | Structure 2 | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Nugget (%) | Sill 1 (%) | Ranges 1 | | | Sill 2 (%) | Ranges 2 | | | Rotations | | |
| | | | (u) | (v) | (w) | | (u) | (v) | (w) | Azim | Plunge | dip |
| Fe % (OB+OX) | 0.29 | 0.51 | 100 | 100 | 50 | 0.20 | 500 | 500 | 150 | 0 | 0 | 0 |
| Fe % (SU) | 0.21 | 0.23 | 150 | 150 | 150 | 0.56 | 500 | 500 | 325 | 0 | 0 | 0 |

## 14.7 Block Model Definition

A 3D block model with regular blocks of Y=10 m x X=10 m x Z=8 m was defined to cover the Caspiche porphyry project area. The Caspiche block model definition is shown in Table 14-19 and a list of field names and descriptions is shown in Table 14-20.

Table 14-19: Caspiche 3D Block Model Definition

| Origin | Minimum | Model Extent | |
|---|---|---|---|
| Y | 6,935,500 | 3,500 | |
| X | 469,250 | 3,500 | |
| Z | 2,560 | 2,552 | |
| Parent Cell Y | 10m | Min Sub-Cell Y m | 10m |
| Parent Cell X | 10m | Min Sub-Cell X m | 10m |
| Parent Cell Z | 8 m | Min Sub-Cell Z m | 8 m |

**Table 14-20: Caspiche Block Model Attribute Names**

| Field Name | Description |
|---|---|
| x | X Block Centroid |
| y | Y Block Centroid |
| z | Z Block Centroid |
| au | Gold Grade (ppm) - Ordinary Kriging |
| cu | Copper Grade (% )- Ordinary Kriging |
| ag | Silver Grade (ppm) - Ordinary Kriging |
| aueq | Calculated gold equivalent (ppm) |
| as | Arsenic Grade (ppm) - Ordinary Kriging |
| s | Sulphur Grade (%) - Ordinary Kriging |
| Mo | Molybdenum Grade (ppm) - Ordinary Kriging |
| Fe | Iron Grade (%) - Ordinary Kriging |
| class | Resource Classification 1=Measured 2=Indicated 3=Inferred |
| density | Density g/cm$^3$ |
| ads_ag | Average Distance to Sample - Silver |
| ads_au | Average Distance to Sample - Gold |
| ads_cu | Average Distance to Sample - Copper |
| ksdev_ag | Kriging Standard Deviation - Silver |
| ksdev_au | Kriging Standard Deviation - Gold |
| ksdev_cu | Kriging Standard Deviation - Copper |
| nbs_ag | Number of Samples - Silver |
| nbs_au | Number of Samples - Gold |
| nbs_cu | Number of Samples - Copper |
| slpreg_ag | Kriging Slope of Regression - Silver |
| slpreg_au | Kriging Slope of Regression - Gold |
| slpreg_cu | Kriging Slope of Regression - Copper |
| alteration | Alteration (1000=AA, 2000=K-Ca, 3000=IA) |
| strat_weat_alter | Combined Alteration+Strat+weathering Eg.1430 = AA + DP + Sulphide |
| stratunit | Stratunit (100=OB, 200=CFB, 300=DTB2, 400=DP, 500=QDP1, 600=QDP2, 700=VOLVBX, 800=MAC) |
| weathering | Weathering (10=Oxidized, 20=Mixed 30=Sulphide) |

### 14.7.1 Estimation Plan

Grade estimation for all elements (gold, silver, copper, arsenic, iron, sulphur and molybdenum) was undertaken by Ordinary Kriging (OK) in Y=10 m x X=10 m x Z=8 m parent blocks. Each stratigraphic domain was estimated separately using the sample combinations defined in Table 14-5 to Table 14-7. A single search pass was used and some kriging quality parameters such as kriging standard deviation and kriging slope of regression were captured for later guidance in determining appropriate resource classification categories.

Quantitative Kriging Neighbourhood Analysis (QKNA) was undertaken to assist in optimizing the search parameters for estimation. The procedure of search optimization involves selecting several individual blocks representing varying data configurations. OK allows a theoretical comparison to be made of actual block estimates and a theoretically unbiased block estimate as a qualitative way of assessing the robustness of a kriged block estimate. This comparison is expressed in terms of slope of regression between estimated blocks z*(v) and theoretical true blocks z (v) and can be monitored in conjunction with a various search routines to minimise conditional bias. The aim of search optimization is to produce conditionally unbiased block estimates with a slope of regression as close as possible to 1. The resulting slope of regression can be used a guide for resource classification as it provides an objective and robust way of comparing the relative quality of block estimates.

The estimation parameters for all elements are summarized in Table 14-21 to Table 14-25.

**Table 14-21: Caspiche – Estimation Parameters – Overburden (Cu, S, Mo and Fe OX)**

| Parameter | Items | Azim | Plunge | dip |
|---|---|---|---|---|
| | Au, Ag, Cu, As, S, Mo, Fe | 0 | 0 | 0 |
| Minimum number of Comps | 4 | Z<br>Y<br>X | | |
| Maximum number of Comps | 24 | | | |
| Search Distance (u) | 500 | | | |
| Search Distance (v) | 500 | | | |
| Search Distance (w) | 200 | | | |
| Block Discretization | 5 x 5 x 2 | | | |

**Table 14-22: Caspiche – Estimation Parameters – DP, QDP1, QDP2, VOLCBX, CFB and K-Ca Alt**

| Parameter | Items | Azim | Plunge | dip |
|---|---|---|---|---|
| | Au, Ag, Cu, As, S, Mo | 0 | 0 | 0 |
| **Minimum number of Comps** | 4 | Z<br>Y<br>X | | |
| **Maximum number of Comps** | 24 | | | |
| **Search Distance (u)** | 400 | | | |
| **Search Distance (v)** | 400 | | | |
| **Search Distance (w)** | 850 | | | |
| **Block Discretization** | 5 x 5 x 2 | | | |

**Table 14-23: Caspiche – Estimation Parameters – DTB2 Alt**

| Parameter | Items | Azim | Plunge | dip |
|---|---|---|---|---|
| | Au, Ag, Cu, As, S, Mo | 33 | -15 | 0 |
| Minimum number of Comps | 4 |  | | |
| Maximum number of Comps | 24 | | | |
| Search Distance (u) | 600 | | | |
| Search Distance (v) | 600 | | | |
| Search Distance (w) | 300 | | | |
| Block Discretization | 5 x 5 x 2 | | | |

**Table 14-24: Caspiche – Estimation Parameters – MacNeill**

| Parameter | Item | Azim | Plunge | dip |
|---|---|---|---|---|
| | Au, Ag, Cu, As, S, Mo | 33 | -35 | 0 |
| Minimum number of Comps | 4 |  | | |
| Maximum number of Comps | 24 | | | |
| Search Distance (u) | 400 | | | |
| Search Distance (v) | 400 | | | |
| Search Distance (w) | 250 | | | |
| Block Discretization | 5 x 5 x 2 | | | |

**Table 14-25: Caspiche – Estimation Parameters – Iron (SU)**

| Parameter | Item | Azim | Plunge | dip |
|---|---|---|---|---|
| | Fe (SU) | 0 | 0 | 0 |
| Minimum number of Comps | 4 |  | | |
| Maximum number of Comps | 24 | | | |
| Search Distance (u) | 600 | | | |
| Search Distance (v) | 600 | | | |
| Search Distance (w) | 600 | | | |
| Block Discretization | 5 x 5 x 2 | | | |

## 14.8 Model Bulk Density

Bulk density was assigned on the basis of stratigraphy, alteration and oxidation. Statistical averages for bulk density were determined based on 1,079 measurements. Table 14-26 and Table 14-27 list the assigned bulk densities for sulphide and oxide material respectively.

**Table 14-26: Bulk Density – Sulphide**

| Stratigraphic Unit | Stratunit Model Code | Alteration Model Code | Determinations | Density(g/cm$^3$) |
|---|---|---|---|---|
| CFB | 200 | AA (1000) | 6 | 2.48 |
| DTB2 | 300 | AA (1000) | Assumed | 2.41 |
| DP | 400 | AA (1000) | 35 | 2.42 |
| QDP1 | 500 | AA (1000) | 85 | 2.47 |
| QDP2 | 600 | AA (1000) | 32 | 2.41 |
| VOLCBX | 700 | AA (1000) | 139 | 2.44 |
| MAC | 800 | AA (1000) | 27 | 2.36 |
| CFB | 200 | IA(3000) | 271 | 2.54 |
| DTB2 | 300 | IA(3000) | 42 | 2.41 |
| DP | 400 | IA(3000) | 35 | 2.54 |
| QDP1 | 500 | IA(3000) | 58 | 2.51 |
| QDP2 | 600 | IA(3000) | 24 | 2.44 |
| VOLCBX | 700 | IA(3000) | 140 | 2.37 |
| MAC | 800 | IA(3000) | 70 | 2.48 |
| K_Ca Alt | | K-Ca (2000) | 18 | 2.64 |

**Table 14-27: Bulk Density - Oxide**

| Stratigraphic Unit | Stratunit Model Code | Weathering Model Code | Determinations | Density(g/cm$^3$) |
|---|---|---|---|---|
| OB | 100 | 10 | 9 | 2.2 |
| CFB | 200 | 10 | | (2.25) Assumed |
| DTB2 | 300 | 10 | 11 | 2.24 |
| DP | 400 | 10 | | (2.25) Assumed |
| QDP1 | 500 | 10 | 3 | (2.25) Assumed |
| QDP2 | 600 | 10 | 20 | 2.23 |
| VOLCBX | 700 | 10 | 54 | 2.29 |
| MAC | 800 | 10 | | (2.25) Assumed |

## 14.9 Block Model Validation

Cube undertook a variety of validation checks on the final estimated block model outcome. The validation checks included statistical comparisons, swath plots, nearest neighbour (NN), theoretical grade-tonnage curves and visual inspection.

### 14.9.1 Statistical Comparison

Cube compared 8 m composites (declustered) to blocks estimates by OK and NN for gold and copper as presented in Table 14-28. The OK estimates for gold and copper are generally within 5% of the NN grades and are considered by Cube to be acceptable. The composite grades have been declustered using a cell declustering process based on Y=100 m x X=100 m x Z=24 m cells. In general, the input composite grades are somewhat higher grade than either the OK or NN model outcomes. It is, however, difficult to obtain a stable statistical composite average using cell-declustering due to the generally elongated geometry of the domains relative to the drilling configuration. The NN estimate provides a significantly more robust method of statistical comparison as it takes account of the domain geometry more effectively than cell declustering. For this reason, less emphasis is placed on the cell declustering results for the purpose of model validation.

**Table 14-28: Comparison between Composite, OK and NN – Gold & Copper**

| Domain | Gold | | | | Copper | | | |
|---|---|---|---|---|---|---|---|---|
| | Au (ppm) Comp | Au (ppm) OK | Au (ppm) NN | Au OK/ Au NN | Cu (%) Comp | Cu (%) OK | Cu (%) NN | Cu OK/ Cu NN |
| OB | 0.21 | 0.18 | 0.16 | 113% | 0.01 | 0.007 | 0.006 | 117% |
| CFB | 0.35 | 0.24 | 0.23 | 103% | 0.20 | 0.15 | 0.14 | 101% |
| DTB2 | 0.03 | 0.03 | 0.03 | 100% | 0.005 | 0.005 | 0.005 | 100% |
| DP | 1.03 | 0.88 | 0.84 | 105% | 0.4 | 0.36 | 0.37 | 99% |
| QDP1 | 0.42 | 0.41 | 0.40 | 102% | 0.19 | 0.19 | 0.18 | 102% |
| QDP2 | 0.16 | 0.11 | 0.11 | 99% | 0.03 | 0.03 | 0.03 | 104% |
| VOLCBX | 0.39 | 0.26 | 0.26 | 101% | 0.12 | 0.09 | 0.09 | 102% |
| MAC | 0.49 | 0.44 | 0.44 | 99% | 0.10 | 0.08 | 0.08 | 101% |

### 14.9.2 Swath Plots

Swath plots for 100 m vertical (elevation) slices were used to detect any obvious spatial biases between the OK estimates and the informing composites. The OK estimates were compared to both raw 8 m composites and nearest neighbour (NN) estimates. As expected, swath plots for gold and copper (Figure 14-19 and Figure 14-20) confirm a very close comparison between the OK and NN estimations indicating little, if any, evidence of obvious spatial bias. Some minor

local discrepancies exist for gold in the upper and lower extremities of the comparison however these difference are likely to be influenced by the low number of informing composites and small volumes involved.


Caspiche Model Validation
by Elevation (100m Slices)
GOLD
0.6
0.5
0.4
0.3
0.2
0.1
0
450000
400000
350000
300000
250000
200000
150000
100000
50000
0
KiloTonnes
Au ppm OK
Au ppm Comp
Au ppm NN
Number of Composites

Figure 14-19: Caspiche Swath Plots by 100 m Elevation - Gold


Caspiche Model Validation
by Elevation (100m Slices)
COPPER
Elevation
KiloTonnes
Cu% OK
Cu% Comp
Cu % NN
Number of Composites

Figure 14-20: Caspiche Swath Plots by 100 m Elevation – Copper

### 14.9.3 Visual Validation

Cube undertook a comprehensive visual validation of composite grades and estimated model outcomes for all elements. Cube concluded that the grade estimation process adequately reflects the input data. Figure 14-21 to Figure 14-24 show example vertical and plan view section comparing raw sample grades and estimated block grades for gold and copper.


Oxide
Au g/t
0.00 -> 0.20
0.20 -> 0.35
0.35 -> 0.50
0.50 -> 0.65
0.65 -> 0.80
0.80 -> 1.00
1.00 -> 9999.00
500m

Figure 14-21: Vertical Section 6937400mN (looking north) - Composite and Model Grades - Au ppm (Source: Cube Consulting, 2012)


N
Au g/t
500m

Figure 14-22: Plan Section 4000mRL - Composite and Model Grades - Au ppm (Source: Cube Consulting, 2012)


Oxide
Cu %
0.00 -> 0.10
0.10 -> 0.15
0.15 -> 0.20
0.20 -> 0.25
0.25 -> 0.30
0.30 -> 0.35
0.35 -> 9999.00
500m

Figure 14-23: Vertical Section 6937400mN (looking north) - Composite and Model Grades - Cu % (Source: Cube Consulting, 2012)


N
Cu %
0.00 -> 0.10
0.10 -> 0.15
0.15 -> 0.20
0.20 -> 0.25
0.25 -> 0.30
0.30 -> 0.35
0.35 -> 9999.00
500m

Figure 14-24: Plan Section 4000mRL - Composite and Model Grades - Cu % (Source: Cube Consulting, 2012)

### 14.9.4 Theoretical Grade-Tonnage Curve Comparisons

Ordinary Kriging (OK) is often used to estimate mineral resources above various cut-off grades. OK can however, predict misleading tonnage and metal quantities once cut-offs above zero are applied. This is often the case when OK is used to estimate large blocks compared to somewhat greater selectivity during actual mining. OK will tend to produce a grade-tonnage distribution which is over-smoothed relative to that achieved from selective mining. The degree of smoothing produced from OK depends largely on the spatial continuity and variability of the input data as characterised by the variogram model, in particular, the nugget effect and variogram ranges. Often it is necessary to adopt a non-linear estimation method with a change of support to better predict the grade-tonnage distribution achievable from selective mining.

At Caspiche, a Selective Mining Unit (SMU) of 10 m x 10 m x 8 m is considered appropriate given the scale of mining under consideration. The key consideration from an estimation perspective is whether OK can directly predict an appropriate grade-tonnage distribution of SMU's given the relatively wide drill spacing. There are various methods to test this assumption based on theoretical change of support models.

Cube performed a global change of support on the 8 m composite data using the Discrete Gaussian Model (DGM). The DGM allows a change of support and subsequent computation of theoretical grade-tonnage for any SMU and cut-off assumption. The first step towards producing a global grade-tonnage curve for a given SMU using the DGM is to define a Gaussian transformation function for the grade variable at composite support. A series of Hermite Polynomials are fitted to the transformed composite data. The resulting fitted Hermite Polynomial function describes the properties of composite scale support, also referred to as 'point support'. The Discrete Gaussian change of support model relies upon calculating change of support coefficients derived by a mathematical relationship between the Hermite Polynomial 'Point Support' function and the variogram model. A new 'Block Support' function representing the support at SMU scale is subsequently derived and is used to compute the recoverable metal, tonnage and grade at various grade cut-offs, assuming that SMU sized blocks are freely selected during mining. The DGM change of support is particularly applicable and robust for 'diffuse' styles of mineralization such as that found at Caspiche. Figure 14-25 and Figure 14-26 show comparison grade-tonnage curves for SMUs of 10 m x 10 m x 8 m as predicted by the DGM method and blocks estimated directly by OK for gold and copper respectively. This comparison was restricted to areas classified as Measured and Indicated Mineral Resource. It can be seen that there is very good correspondence between the DGM and OK grade-tonnage prediction across all cut-off grades for gold and copper. Cube concluded that OK is an appropriate method of direct estimation at the scale of mining selectivity under consideration.


Measured and Indicated
Gold

Figure 14-25: Caspiche Global Grade-Tonnage Curve – OK vs DGM – Gold


Measured and Indicated
Copper

Figure 14-26: Caspiche Global Grade-Tonnage Curve – OK vs DGM – Copper

## 14.10 Resource Classification and Tabulation

Cube considered a range of criteria in determining an appropriate mineral resource classification for the Caspiche resource estimate including:

- Sample representivity, quality and positional accuracy;

- Geological continuity and veracity of the interpreted mineralized model;
- Geostatistical spatial continuity and estimation quality; and
- Scale of mining and associated level of risk.

Kriging slope of regression can be used a guide for resource classification as it provides an objective and robust way of comparing the relative quality of block estimates whereby, high quality block estimates will approach a value of 1. It was determined that areas where the slope of regression value was consistently 0.9 or greater could be used as a guide for defining Measured material and values between 0.7 to 0.9 could be used to define Indicated material. Slope of regression values below 0.25 were generally regarded as being of insufficient quality for classification to be applied. It should be noted that resource classification boundaries were determined manually using slope of regression as a guide. Whilst somewhat more time consuming, this approach avoids a 'spotted dog' outcome and allows the Qualified Person to consider other important factors such as geological and volume continuity.

Measured areas were generally confined to areas where drilling density is closer than 75 m x 75 m and Indicated areas were defined by drilling of 100 m x 100 m or closer. Inferred areas were defined where drilling is generally between 100 m x 100 m to 200 m x 200 m. The average slope of regression and drill hole spacing for the final classified Mineral Resource is as follows:

- Measured: Average Slope of Regression ~0.95, Average drill hole spacing ~70 m
- Indicated: Average Slope of Regression ~0.82, Average drill hole spacing ~106 m
- Inferred: Average Slope of Regression ~0.60, Average drill hole spacing ~162 m

An additional high level geostatistical study was carried out to determine the suitability of the proposed classification strategy with respect to the scale of likely mining production. In particular, to broadly quantify the likely uncertainty associated with drill spacing over specified mining production periods. Cube applied a simple geostatistical technique where confidence intervals can be calculated using 'Global Estimation Variance'.

This method involves the use of an extension variance applied to an approximately regular grid of data points, to derive a global estimation variance. The calculation of the global estimation variance requires as input the number of samples for a given grid spacing that are required to sample a specific volume. This volume may be equivalent to quarterly or annual mining production, or some other period over which the confidence interval is required

The global estimation variance can be converted into confidence intervals assuming that the error distribution is symmetrical and normally distributed. By using reference tables of the probabilities of the standard normal distribution one can calculate confidence intervals at

different levels of uncertainty. Confidence intervals at a 90% level of certainty were calculated at various drilling spacing for quarterly and annual production periods assuming daily mine production of 25,000 tpd.

It is increasingly common to define Measured Resource material as being with ±10% at a 90% level of confidence for Quarterly production volumes and Indicated Resource material being within ±15% at a 90% level of confidence for annual production volumes.

Table 14-29 and Table 14-30 show calculated confidence intervals at various drill hole spacing for gold and copper respectively. The resource classifications as defined by Cube are well within the expected confidence interval calculated using the global estimation variance method. It should be noted that the global estimation method provides a 'global' insight into the uncertainty associated with the resource estimate. The method is not suitable for detailed localised risk analysis such as associating a risk with a particular mining schedule. More sophisticated geostatistical methods such as Conditional Simulation are more applicable for detailed risk analysis.

**Table 14-29: Caspiche Confidence Intervals – Gold**

| Drilling Grid (m) | | | Quarterly 90% CI (±%) | Annual 90% CI (±%) |
|---|---|---|---|---|
| X | y | z | | |
| 50 | 50 | 8 | 10.4% | 5.2% |
| 75 | 75 | 8 | 17.2% | 8.7% |
| 100 | 100 | 8 | 25.0% | 12.6% |

**Table 14-30: Caspiche Confidence Intervals – Copper**

| Drilling Grid (m) | | | Quarterly 90% CI (±%) | Annual 90% CI (±%) |
|---|---|---|---|---|
| x | y | z | | |
| 50 | 50 | 8 | 10.3% | 5.2% |
| 75 | 75 | 8 | 16.6% | 8.3% |
| 100 | 100 | 8 | 23.4% | 11.8% |


Measured
Indicated
Inferred
500m

Figure 14-27: Vertical Section (looking northwest) - Resource Classification (Source: Cube Consulting, 2012)


N
Measured
Indicated
Inferred
500m

Figure 14-28: Plan Section 4000mRL - Resource Classification (Source: Cube Consulting, 2012)

### 14.10.1 Gold Equivalent (AuEq)

The April 2012 MRE (Cube 2012) as well as the previous MRE (AMEC 2011), see January 2012 PFS filed on SEDAR on January 16, 2012, used the following formula in calculating AuEq[3] values in each block of the model:

1. AuEq[3]:

$$AuEq[g/t] = Au[g/t] + Cu[\%] \bullet \left(\frac{P_{Cu}[\$/lb]}{P_{Au}[\$/oz]}\right) \bullet \left(\frac{R_{Cu}[\%]}{R_{Au}[\%]}\right) \bullet 0.06857[g \cdot lb/oz] \bullet 10{,}000$$

where Au and Cu are the block kriged Au and Cu grades, PAu and PCu are the Au and Cu prices (US$1,150/oz and US$2.50/lb, respectively), and RAu and RCu are the Au and Cu projected metallurgical recoveries, 65% and 85%, respectively for sulphide material and 78% for Au and 11% for Cu in the oxide zone.

The MRE is reported using an approximation of marginal cut-off values defined in terms of AuEq[3]. The key assumptions and parameters for the oxide and non-oxide portions of the MRE are shown in Table 14-31. These assumptions and parameters are appropriate for open pit exploitation only.

**Table 14-31: Marginal Cut-off Calculation Parameters and Results (Jan 2012 PFS)**

| Parameters | Oxide | No Oxide |
|---|---|---|
| Processing (US$/t) Cost | 3.4 | 7.04 |
| Recovery (%) | 78 | 65 |
| Gold Price (US$/oz.) | 1,150 | 1,150 |
| Copper Price (US$/lb) | NA | 2.5 |
| Refining Cost (US$/oz.) | 6 | 6 |
| **Cut-off AuEq (g/t)** | **0.119** | **0.294** |

In 2013 Cube reported a sub set of the non-oxidized portion of the Cube 2012 Mineral Resource, using a cut off of 0.75 g/t AuEq[4], which was selected as an appropriate cut-off for the reporting of mineralization intended for underground exploitation. This calculated AuEq[4] value is based on Au, Cu and Ag revenues (using both prices and recoveries) and uses the following formula to calculate AuEq[4] values in each estimated block of the model:

2. AuEq[4]:

$$AuEq[g/t] = Au[g/t] + Cu[\%] \bullet \left(\frac{P_{Cu}[\$/lb]}{P_{Au}[\$/oz]}\right) \bullet \left(\frac{R_{Cu}[\%]}{R_{Au}[\%]}\right) \bullet 0.06857[g \cdot lb/oz] \bullet 10{,}000 + Ag[g/t] \bullet \left(\frac{P_{Ag}[\$/oz]}{P_{Au}[\$/oz]}\right) \bullet \left(\frac{R_{Ag}[\%]}{R_{Au}[\%]}\right)$$

Where Au, Ag and Cu are the block kriged gold, silver and copper grades, PAu, PAg and PCu are the gold, silver and copper prices (1,250 US$/oz., 15US$/oz. and 2.75 US$/lb, respectively). RAu and RCu are the Au and Cu projected metallurgical recoveries based on a number of S % thresholds. Table 14-32 details the recovery factors for gold, silver and copper within the oxidized, and non-oxidized portions of the MRE and the DP and Non-DP stratigraphic units using a sulphur threshold determined by and provided by Exeter.

**Table 14-32: Caspiche Recovery Factors (NCL Nov 2013)**

| Oxides/Sulphides | Stratigraphic Unit (Domain) | S% Threshold | RAu | RCu | RAg |
|---|---|---|---|---|---|
| Oxide | OB (100) | No threshold | 0.75 | 0.00 | 0.34 |
| Oxide | All Others | No threshold | 0.78 | 0.00 | 0.34 |
| Sulphide | DP (400) | Less than or equal to 2.0 | 0.75 | 0.92 | 0.40 |
| Sulphide | DP (400) | Greater than 2.0 & less than or equal to 2.5 | 0.725 | 0.90 | 0.40 |
| Sulphide | DP (400) | Greater than 2.5 | 0.68 | 0.86 | 0.40 |
| Sulphide | Non-DP | Less than or equal to 2.5 | 0.70 | 0.88 | 0.40 |
| Sulphide | Non-DP | Greater than 2.5 | 0.68 | 0.86 | 0.40 |

Figure 14-34 shows the key parameters and assumptions used for the determination of the marginal cut-off values and results for reporting of oxide and the non-oxide portion of the MRE intended for underground exploitation. The cut-off for the oxide portion of the MRE was incremented to 0.18 g/t AuEq[4] for consistency with the PFS results for the oxide zone prepared by Aker Solutions (Jan, 2012). The marginal cut-off selected for reporting of the portion of non-oxidized MRE intended for underground exploitation was selected at 0.75 g/t AuEq[4].

**Table 14-33: Marginal Cut-off Calculation Parameters and Results Oxide and Non-oxide (Exeter Jan 16 2012)**

| Parameters | Oxide | Non Oxide |
|---|---|---|
| Processing (US$/t) Cost | 3.4 | 7.8 |
| Recovery (%) | 78 | 72 |
| Gold Price (US$/oz.) | 1,150 | 1,400 |
| Copper Price (US$/lb) | NA | 2.5 |
| Refining Cost (US$/oz.) | 6 | 6 |
| **Cut-off AuEq (g/t)** | **0.119** | **1.00** |

## 14.10.2 Mineral Resource Statement

The Cube 2012 MRE has been classified as Indicated and Inferred within the meaning of the CIM Definition Standards for Mineral Resources and Mineral Reserves (Nov 2010) and is reported above AuEq cut-offs in Table 14-34. The Cube 2012 MRE includes 12 additional drill

holes (4,797 metres) carried out from October 2011 to March 2012, out of a total of 166 holes (79,960 metres) drilled at Caspiche. The AuEq block values have been calculated using the AuEq[3] formulae detailed Section 14.10.1 above. The cut-off values selected for this tabulation are those used in 2011 for the previous MRE (AMEC 2011) as defined in the PFS filed on SEDAR (16th January 2012). The cut-offs selected are considered appropriate for exploitation by open pit methods. The MRE may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent resource estimates. The MRE may also be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic, and other as yet identified factors.

The Cube 2012 MRE reported from within the 'reasonable prospects' resource shell are summarized in Table 14-34 below. The oxide portion of this MRE is reported above 0.18 g/t AuEq[3] cut-off and the sulphide (non-oxidized) portion is reported above 0.30 g/t AuEq[3] cut-off. Note that the PEA does not include Inferred Mineral Resources.

**Table 14-34: Caspiche Mineral Resource Statement April 2012***

| Material | Class | Tonnes (Mt) | Au (g/t) | Cu (%) | Ag (g/t) | AuEq[3] (g/t) | AuEq[25] (Moz) |
|---|---|---|---|---|---|---|---|
| Oxide | Measured | 65.9 | 0.46 | | 1.55 | 0.46 | 1.0 |
| Oxide | Indicated | 55.6 | 0.39 | | 1.63 | 0.40 | 0.7 |
| **Total Oxide** | **Meas + Ind** | **121.5** | **0.43** | | **1.58** | **0.43** | **1.7** |
| Sulphide | Measured | 554.2 | 0.58 | 0.23 | 1.16 | 1.02 | 18.3 |
| Sulphide | Indicated | 727.9 | 0.48 | 0.18 | 1.17 | 0.84 | 19.6 |
| **Total Sulphide** | **Meas + Ind** | **1,282.1** | **0.52** | **0.20** | **1.17** | **0.92** | **37.9** |
| **Total Meas+Ind** | | **1,403.6** | **0.51** | **0.19** | **1.20** | **0.88** | **39.6** |

| Material | Class | Tonnes (Mt) | Au (g/t) | Cu (%) | Ag (g/t) | AuEq[26] (g/t) | AuEq[2] (Moz) |
|---|---|---|---|---|---|---|---|
| Oxide | Inferred | 2.5 | 0.23 | | 1.18 | 0.23 | 0.0 |
| Sulphide | Inferred | 195.6 | 0.29 | 0.12 | 0.91 | 0.52 | 3.3 |
| **Total Oxide** | **Inferred** | **198.1** | **0.29** | **0.12** | **0.91** | **0.52** | **3.3** |

*Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability

---

25 AuEq (MOz) = Tonnes * AuEq[3]

26 The following formula was used in calculating AuEq values in each block of the model:

$$AuEq[g/t] = Au[g/t] + Cu[\%] \bullet \left(\frac{P_{Cu}[\$/lb]}{P_{Au}[\$/oz]}\right) \bullet \left(\frac{R_{Cu}[\%]}{R_{Au}[\%]}\right) \bullet 0.06857[g \cdot lb/oz] \bullet 10{,}000$$

where Au and Cu are the block kriged Au and Cu grades, PAu and PCu are the Au and Cu prices (US$1,150/oz and US$2.50/lb, respectively), and RAu and RCu are the Au and Cu projected metallurgical recoveries, 65% and 85%, respectively for sulphide material and 78% for Au and 11% for Cu in the oxide zone.

For the purposes of the PEA the MRE is re-reported in Table 14-35 to Table 14-37 in three parts, by oxidation state, using different AuEq[27] cut-offs. The cut-off for oxide portion was set to 0.18 g/t AuEq[4] for consistency with the Prefeasibility Study (Aker Solutions June, 2011) results for the oxide zone prepared by Aker Solutions. A sub set of the Cube 2012 MRE comprising the sulphide portion of the MRE are reported above a cut off of 0.75 g/t AuEq[4]. This higher cut off was selected as appropriate for the reporting of mineral resources intended for underground exploitation based on preliminary economic cut off studies commissioned by Exeter during October 2013 (NCL 29/10/2013) as detailed in Section 14.10.1 above. The PEA subset resource tables (Table 14-35 - Table 14-37) have an effective date of April 2013 and have been classified as Indicated and Inferred within the meaning of the CIM Definition Standards for MRMR (Nov 2010). The MRE may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent resource estimates. The MRE may also be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic, and other as yet identified factors.

**Table 14-35: Caspiche – PEA Measured and Indicated Mineral Resources oxide portion - April 2013 above 0.18 g/t AuEq[4] cut off***

| Material | Class | Tonnes (Mt) | Au (g/t) | Ag (g/t) | AuEq[4] (g/t) |
|---|---|---|---|---|---|
| Oxide | Measured | 67.4 | 0.45 | 1.56 | 0.46 |
| Oxide | Indicated | 56.4 | 0.39 | 1.63 | 0.40 |
| **Total Oxide** | **Meas + Ind** | **123.8** | **0.43** | **1.59** | **0.43** |

* Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability

[27] The following formula was used in calculating AuEq values in each block of the model:

$$AuEq[g/t] = Au[g/t] + Cu[\%] \bullet \left(\frac{P_{Cu}[\$/lb]}{P_{Au}[\$/oz]}\right) \bullet \left(\frac{R_{Cu}[\%]}{R_{Au}[\%]}\right) \bullet 0.06857[g \cdot lb/oz] \bullet 10{,}000 + Ag[g/t] \bullet \left(\frac{P_{Ag}[\$/oz]}{P_{Au}[\$/oz]}\right) \bullet \left(\frac{R_{Ag}[\%]}{R_{Au}[\%]}\right)$$

Where Au, Ag and Cu are the block kriged gold, silver and copper grades, PAu, PAg and PCu are the gold, silver and copper prices (1,250 US$/oz., 15US$/oz. and 2.75 US$/lb, respectively). RAu and RCu are the Au and Cu projected metallurgical recoveries based on a number of S % thresholds. Table 14-31 details the recovery factors for gold, silver and copper within the oxidized, and sulphide domains and the DP and Non-DP stratigraphic units using a sulphur threshold determined by and provided by Exeter.

**Table 14-36: Caspiche – PEA Measured and Indicated Mineral Resources mixed oxide portion - April 2013 above 0.75 g/t AuEq[4] cut off***

| Material | Class | Tonnes (Mt) | Au (g/t) | Cu % | Ag (g/t) | AuEq[4] (g/t) |
|---|---|---|---|---|---|---|
| Transitional | Measured | 2.8 | 0.93 | 0.19 | 0.97 | 0.93 |
| Transitional | Indicated | 0.7 | 1.04 | 0.30 | 1.26 | 1.05 |
| **Total Transitional** | **Meas + Ind** | **3.5** | **0.95** | **0.21** | **1.02** | **0.95** |

* Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability

**Table 14-37: Caspiche – PEA Measured and Indicated Mineral Resources non-oxide (sulphide) portion- April 2013 above 0.75 g/t AuEq[4] cut off***

| Material | Class | Tonnes (Mt) | Au (g/t) | Cu % | Ag (g/t) | AuEq[4] (g/t) |
|---|---|---|---|---|---|---|
| Sulphide | Measured | 378.6 | 0.71 | 0.30 | 1.30 | 1.28 |
| Sulphide | Indicated | 431.6 | 0.64 | 0.27 | 1.40 | 1.16 |
| **Total Sulphide** | **Meas + Ind** | **810.2** | **0.67** | **0.29** | **1.35** | **1.22** |

* Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability

### 14.10.3 Qualified Persons Statement

The Cube 2012 Caspiche MRE was prepared by Mr. Ted Coupland, MAusIMM(CP), at the time, Director and Principal Geostatistician of Cube Consulting. This MRE was prepared in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2003). The effective date of this MRE is April 11, 2012.

The MRE methodology been reviewed and validated by Mr Patrick Adams MAusIMM(CP), Director and Principal Geologist of Cube Consulting. Mr Adams has undertaken sufficient steps to enable him to assume QP responsibilities for the Cube 2012 MRE in place of Mr Coupland. These investigations include a site visit and independent sampling. Mr. Adams is 'Independent' and a 'Qualified Person' as defined by NI 43-101. Mr. Adams consents to be the 'Qualified Person' with respect to the MRE that is the subject of this report.

Mr Adams has re-reported a sub-set portion of the Cube 2012 MRE for the purposes of the PEA. This sub-set portion includes all the oxidized portion of the Cube 2012 MRE and a sub-set of the non-oxidized. The oxidized portion of the MRE has been reported above a marginal cut-off determined to be appropriate for defining resources for open pit exploitation. The sub-set of the non-oxidized portion of the Cube 2012 MRE has been reported above a marginal cut-off determined to be appropriate for defining resources for underground exploitation.

Mr. Adams believes that the Cube 2012 MRE provides a robust quantification of the tonnage and metal content of the Caspiche project within the levels of uncertainty commensurate with the

assigned Mineral Resource categories. The Cube 2012 MRE is appropriate and fit for purpose for the level of studies currently being undertaken.

### 14.10.4 Sensitivity Grade Tonnage Graphs and Tabulation

Cube have prepared two grade tonnage curve figures which show the estimated mineral inventory over a range of cut-offs, one for the estimated non-oxidized (including transitional) material (Figure 14-30) and the other for the estimated oxide material (Figure 14-29). These curves demonstrate the behaviour of grade and tonnes for the estimated blocks only, and cannot be interpreted as representing blocks with demonstrated economic feasibility.

Sensitivity tables are presented at a number of cut-offs to demonstrate the behaviour of the Cube 2012 MRE proximal to the selected marginal cut-offs. Table 14-38 details the estimated oxide material reported at regular AuEq cut-offs from 0.1 to 0.5 g/t AuEq[4].

**Table 14-38: Sensitivity – Oxide Material (Measured + Indicated) - April 2013 by AuEq[4] cut off**

| AuEq Cut-off | Mt | Au (g/t) | Ag (g/t) | AuEq[4] (g/t) |
|---|---|---|---|---|
| 0.10 | 163.469 | 0.35 | 1.48 | 0.36 |
| 0.15 | 137.174 | 0.40 | 1.57 | 0.41 |
| 0.18 | 123.796 | 0.43 | 1.59 | 0.43 |
| 0.20 | 114.908 | 0.44 | 1.60 | 0.45 |
| 0.25 | 94.775 | 0.49 | 1.63 | 0.50 |
| 0.30 | 77.243 | 0.54 | 1.65 | 0.55 |
| 0.35 | 65.354 | 0.59 | 1.67 | 0.59 |
| 0.40 | 56.639 | 0.62 | 1.69 | 0.63 |
| 0.45 | 48.329 | 0.65 | 1.71 | 0.66 |
| 0.50 | 39.008 | 0.70 | 1.73 | 0.71 |



1.2
1
0.8
0.6
0.4
0.2
0
300
250
200
150
100
50
0
Grade: AuEq4 g/t
MTonnes
0
0.05
0.1
0.15
0.2
0.25
0.3
0.35
0.4
0.45
0.5
0.55
0.6
0.65
0.7
0.75
0.8
0.85
0.9
0.95
1
Cut-Off
Grade: AuEq4 g/t
Mtonnes

**Figure 14-29: Grade Tonnage Curve Estimated Blocks of oxide Material (Measured and Indicated)**

Table 14-39 details the estimated transitional and sulphide material reported at regular AuEq cut-offs from 0.6 to 1.50 g/t AuEq[4]. The report item highlighted in yellow, above a 0.75 g/t AuEq[4] includes the transitional estimated material and totals 813.7 Mt.


Grade AuEq4 g/t
MTonnes
Cut-Off
Grade: AuEq4 g/t
Mtonnes

**Figure 14-30: Grade Tonnage Curve Estimated Blocks of non-oxidized (including Transitional) Material (Measured and Indicated)**

**Table 14-39: Sensitivity – Transitional and Sulphide Material (Measured + Indicated) April 2013 by AuEq[4] cut off**

| AuEq Cut-off | Mt | Au (g/t) | Ag (g/t) | Cu (%) | AuEq[4] (g/t) |
|---|---|---|---|---|---|
| 0.60 | 1,063.22 | 0.60 | 1.26 | 0.26 | 1.09 |
| 0.65 | 974.81 | 0.62 | 1.29 | 0.27 | 1.13 |
| 0.70 | 891.35 | 0.65 | 1.32 | 0.28 | 1.18 |
| 0.75 | 813.72 | 0.67 | 1.35 | 0.29 | 1.22 |
| 0.80 | 742.23 | 0.70 | 1.37 | 0.29 | 1.26 |
| 0.85 | 675.61 | 0.72 | 1.39 | 0.30 | 1.31 |
| 0.90 | 612.71 | 0.75 | 1.41 | 0.31 | 1.35 |
| 0.95 | 558.74 | 0.77 | 1.43 | 0.32 | 1.39 |
| 1.00 | 510.06 | 0.80 | 1.45 | 0.33 | 1.43 |
| 1.05 | 462.23 | 0.82 | 1.48 | 0.34 | 1.47 |
| 1.10 | 415.44 | 0.85 | 1.50 | 0.35 | 1.52 |
| 1.15 | 375.11 | 0.87 | 1.51 | 0.36 | 1.56 |
| 1.20 | 342.24 | 0.89 | 1.53 | 0.37 | 1.60 |
| 1.25 | 311.35 | 0.92 | 1.56 | 0.38 | 1.63 |
| 1.30 | 281.86 | 0.94 | 1.59 | 0.38 | 1.67 |
| 1.35 | 253.78 | 0.96 | 1.63 | 0.39 | 1.71 |
| 1.40 | 226.67 | 0.99 | 1.66 | 0.40 | 1.75 |
| 1.45 | 198.71 | 1.02 | 1.69 | 0.40 | 1.79 |
| 1.50 | 177.05 | 1.05 | 1.71 | 0.41 | 1.83 |

An illustration of the position of the non-oxidized portion of MRE reported at two AuEq[4] cut-offs is provided in Figure 14-31 and Figure 14-32 below. Each Figure is a vertical northing slice through the non-oxidized portion of the MRE with blocks limited to Measured and Indicated classification. On the left hand side of each Figure the 0.3 g/t AuEq[4] cut-off has been applied. On the right hand side of each Figure the 0.75 g/t AuEq[4] cut-off has been applied. The two figures provide visual confirmation that the re-reporting of the 2012 MRE at the 0.75 g/t AuEq[4] for the PEA is a sub-set of the reported 2012 MRE at the 0.3 g/t AuEq[4] cut-off.


Measured
Indicated
Inferred
500 m

**Figure 14-31: Vertical Section at 6937000mN (looking north) – non-oxidized M+I (Source: Cube Consulting, 2012)**


Measured
Indicated
Inferred
500 m

**Figure 14-32: Vertical Section at 6937400mN (looking north) – non-oxidized M+I (Source: Cube Consulting, 2012)**

## 14.11 January 2012 Prefeasibility Study

In 2012 Exeter published a prefeasibility study on the Caspiche Project. The full details of the study can be found on Sedar, however for ease of reference the mineral resource section (AMEC 2011) from this study is repeated in the following sections.

### 14.11.1 AMEC 2011 Mineral Resource Estimation

The following discussion regarding mineral resource estimation was modified from an internal report prepared for Exeter by AMEC (Marinho, 2011).

The additional drilling, recommended in previous studies, improved the geological knowledge of the central and north-west areas of the deposit.

The AMEC 2011 Caspiche mineral resource estimate was updated by Daniel Silva under the supervision of Mr. Rodrigo Marinho, P.Geo (APEGBC), CPG (AIPG), AMEC Principal Geologist. The mineral resource estimates were prepared under the Canadian Institute of Mining Metallurgy and Petroleum (CIM) Definition Standards (2005) and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2003).

The AMEC 2011 Caspiche mineral resource estimate was reviewed and verified by Mr Ted Coupland, MAusIMM(CP), Director and Principal Geostatistician of Cube Consulting Pty Ltd ("Cube"). Cube is an independent Australian firm specializing in mining and mineral resource consulting services.

**Drilling Database**

Exeter provided AMEC with a drilling database on the Caspiche property updated to 19 April, 2011. AMEC imported the collar, survey, lithology, alteration, and assay data into GEMS® (version 6.2.4), a commercial mining software program. GEMS® validation routines were used to check for overlapping intervals, missing intervals, and consistent drill hole lengths between tables, no errors were reported.

The actual database totals 69,294 m of drilling in 140 drill holes. Table 14-40 is a summary of the drill holes that were used for the current mineral resource estimate. The database included 6,620 m of 6 additional drill holes completed by Exeter since the last update of the resource estimate (30 December, 2010).

Table 14-40: Summary of Drill Data used for the AMEC 2011 Caspiche Mineral Resource Estimate

| Campaign | No. Holes | Min. Length (m) | Max. Length (m) | Avg. Length (m) | Total (m) |
|---|---|---|---|---|---|
| AngloGold | 18 | 32 | 200 | 84 | 1,518 |
| Newcrest | 35 | 92 | 332 | 209 | 7,311 |
| Exeter | 87 | 73 | 1,497 | 695 | 60,465 |
| **Total** | **140** | **32** | **1,497** | **495** | **69,294** |

## Topography

AMEC used an updated topographic surface file for the mineral resource estimates. The topographic model was based on 0.5 m resolution digital elevation model (DEM) modelling from high definition stereo satellite photos. Then, isolated portions of the topographic surface were adjusted using surveyed drill hole collar elevations to create a final topographic surface for use in mineral resource estimation.

Figure 14-33 shows detailed topography and drill hole locations over the Caspiche Porphyry project.



6938500N
N
6938000N
6937500N
6937000N
6936500N
500m
469500E
470000E
470500E
471000E
471500E
472000E
472500E
6936000N

Figure 14-33: Caspiche and Drill Hole Locations – Caspiche Porphyry Project (Source: Cube, 2011)

**Lithological Model and Definition of Domains**

Exeter provided triangulated solid models representing the Caspiche lithological and alteration units. Examples of the lithological and alteration wireframes provided to AMEC are shown in Figure 14-34 to Figure 14-36 AMEC reviewed interpreted shapes on vertical sections and level plans for the main lithological units; diorite Porphyry (DP), quartz-diorite Porphyry 1 (QDP1), quartz-diorite Porphyry 2 (QDP2), basement (CFB), volcanic breccias (VOLCBX), diatreme breccias (DTB) and MacNeill Zone (MAC).

Table 14-41 summarizes the lithological units used for the modeling.

An alteration model, consisting of potassic and argillic units and a calcite-potassic zone at the bottom of the system was also constructed.

**Table 14-41: Lithological Unit Description**

| Domain | Description |
|---|---|
| DP | Diorite Porphyry (main host rock for mineralization) |
| DTB | Diatreme breccia |
| QDP2 | Quartz-diorite Porphyry (late and lower grade) |
| QDP1 | Quartz-diorite Porphyry |
| VOLCBX | Volcanic breccias |
| CFB | Earliest cretaceous host rock (Basement) |
| OB | Overburden |
| MAC | MacNeill |

Exeter provided AMEC with an updated limit of oxidation boundary for this model update. The limit of oxidation was constructed from logging information (mainly sulphide descriptions). AMEC checked the oxide and sulphide solids against the drill holes database coding and found it to be acceptable.

The lithological solids provide the main support for the estimation domains. AMEC compared summary statistics and contact plots for combinations of lithology, alteration and weathering models. Final estimation domains for gold and silver were based on lithological and alteration codes without weathering zones. Copper estimation domains included weathering zones.

Gold grades are clearly higher in the DP but there are no clear lithological controls for gold mineralization. AMEC has interpreted the DP intrusion to be the source of mineralizing solutions carrying mainly gold and silver. The mineralizing solutions were disseminated through the other lithological units during the mineralization event.


Late Mineral Diatreme Breccia - DBT2
Early Diorite Porphyry - DP
Inter-mineral Diorite Porphyry First Phase – QDP1
Inter-mineral Diorite Porphyry Second Phase – QDP2
N
500m
6938000N
6937750N
6937500N
6937250N
6937000N
6936750N
6936500N
6936250N
6936000N
469500E
469750E
470000E
470250E
470500E
470750E
471000E
471250E
471500E
471750E
472000E

Figure 14-34: Caspiche Lithological Model - Plan (Source: Cube, 2011)



Late Mineral Diatreme Breccia - DBT2
Inter-mineral Diorite Porphyry First Phase – QDP1
Inter-mineral Diorite Porphyry Second Phase – QDP2
Early Diorite Porphyry - DP
N
500m

Figure 14-35: Caspiche Lithological Model – Looking North (Source: Cube, 2011)


Late Mineral Diatreme Breccia - DBT2
Oxide Surface
N
Advanced Argillic Alteration
Potassic – Calcic Alteration
Inter-mineral Diorite Porphyry First Phase – QDP1
Early Diorite Porphyry - DP
500m

Figure 14-36: Caspiche Lithological and Alteration Model – Looking North (Source: Cube, 2011)

Copper mineralization is not controlled by lithological units, but is controlled by the oxidation boundary. The contact plots for copper show a transitional contact from the oxide to the sulphide zone and for grade estimation purposes AMEC created a transitional or mixed zone by projecting the oxide bottom surface 15 m above and below. Samples from oxide and sulphide zones are shared during grade estimation only for the transitional zone blocks.

**Composites**

The nominal sample length for assays is 2 m, and only six samples exceed 8 m in length. AMEC regularized the drilling data by compositing the drill-hole data into 8 m lengths within the lithological, alteration and weathering solids.

AMEC back-tagged the 8 m composites using the lithology solid shapes. The composites were also back-tagged with the oxide, mixed, sulphide and alteration solids.

**Exploratory Data Analysis**

Contact Analysis

Prior to estimation, AMEC constructed contact profiles to analyze the gold, copper and silver composite grade behaviour at the lithological boundaries. The aim of this analysis was to characterize the boundary conditions between the main lithological units and to determine the appropriate combinations of composite data for grade estimation.

Hard, firm, and soft contacts are important for the grade estimation plan. Soft contacts permit sample sharing from two adjacent lithological units during grade estimation. Hard contacts do not permit sample sharing. Firm contacts allow sample sharing across contacts for a certain distance only.

AMEC found firm contacts for the following domain contacts: DP / CFB, DP / VOLCBX, QDP1 / CFB and QDP1 / VOLCBX. The remaining domain boundaries were considered as hard. For the firm boundary domains, AMEC created halos where samples are shared. AMEC expanded the interpretations of DP and QDP1 units horizontally by 60 m and 30 m, respectively, to represent these halos. The estimation domain codes for the expanded DP and QDP1 units were denoted DPEX and QDP1EX respectively. During grade estimation, blocks within this halo shared samples from the DP and QDP1 domains. Additional estimation domains were defined based on potassic-calcic alteration (KCA). The KCA domain was expanded horizontally by 30 m (KCAEX) to allow sample sharing. A summary of grade estimation domains and sample sharing strategies for gold/silver and copper are shown in Table 14-42 and Table 14-43, respectively.

Table 14-42: Estimation Domains and Data Combinations – Gold and Silver

| Domain | Sample Sharing |
|---|---|
| OB | Overburden Samples Only |
| CFB+VOLCBX | Shared Samples CFB+VOLCBX |
| KCA | Potassic-Calcic Alteration Samples Only |
| KCAEX | Samples within 30 m Halo Zone Outside KCA |
| DP | DP Samples Only |
| DPEX | Samples within 60 m Halo Zone Outside DP |
| QDP1 | QDP1 Samples Only |
| QDP1EX | Samples within 30 m Halo Zone Outside QDP1 |
| QDP2 | QDP2 Samples Only |
| DTB | DTB Samples Only |
| MAC | MAC Samples Only |

Table 14-43: Estimation Domains and Data Combinations – Copper

| Domain | Sample Sharing |
|---|---|
| Oxide | Oxide Samples Only |
| Mixed | Shared samples Between Oxide and Sulphide ±30 m |
| Sulphide | Sulphide Samples Only |

### Summary Statistics

Exploratory data analysis comprised basic statistical evaluation for 8 m composites for gold, copper, silver, arsenic, iron, molybdenum, sulphur, cobalt and zinc. However, the main elements of interest are gold, copper and silver.

Using box plots AMEC observed similar gold means for the basement (CFB) and volcanic breccia units (VOLCBX). The diorite Porphyry (DP) has the highest gold mean and more constrained distribution of grades. All units, excepting OB and DTB, have low coefficient of variation values, confirming the low variability of gold composite grades in the main mineralized units.

Arsenic grades broadly correlate with intensity of argillic alteration which is strongest higher in the system. Although isolated "pods" of higher grade arsenic can locally occur at depth in the central portions of the system.

The DP unit is preferentially mineralized, i.e. it has a higher mean. AMEC notes that the weathering profile, associated with alteration types, is markedly the preferable control for copper mineralization.

Silver grade distributions are consistent for most lithological units. The oxide portion of the VOLCBX has a higher average silver grade than the overall mean and also higher than the mixed and sulphide zones of the QDP1.

Molybdenum (Mo) grades are higher in VOLCBX, MacNeill and basement rock. This element is likely to be of magmatic provenance and like other gold rich porphyry deposits the distribution of molybdenum in a "halo" around the central intrusions is interpreted to be a function of temperature controlling mineral precipitation, but more detailed mineralogical studies are required to understand the controls for molybdenum mineralization. For this reason AMEC has not reported Mo grades or considered its participation in the economics of the project.

In general, the summary statistics show low variability of gold and copper grades in the main units, diorite Porphyry, basement, VOLCBX, and quartz-diorite porphyries. The homogeneous distribution is also indicated by the low CV values. This homogeneity can also be observed in the cumulative frequency distributions.

Figure 14-37 to Figure 14-45 show gold, silver and copper log-probability plots for 8 m downhole composites for the Caspiche Porphyry project classified by stratigraphy, alteration and weathering.



10
1
Au g/t 0.1
0.01
0.001
1 2 5 10 30 50 70 90 95 98 99
Probabilty %
Comps 8m Au g/t
STRAT = VOLBX
Samples : 2637
Mean : 0.400
SD : 0.330
Coeff Var : 0.826
Comps 8m Au g/t
STRAT = QDP1
Samples : 925
Mean : 0.422
SD : 0.368
Coeff Var : 0.873
Comps 8m Au g/t
STRAT = OB
Samples : 116
Mean : 0.184
SD : 0.345
Coeff Var : 1.876
Comps 8m Au g/t
STRAT = QDP2
Samples : 637
Mean : 0.176
SD : 0.279
Coeff Var : 1.585
Comps 8m Au g/t
STRAT = DTB
Samples : 394
Mean : 0.032
SD : 0.075
Coeff Var : 2.383
Comps 8m Au g/t
STRAT = MAC
Samples : 598
Mean : 0.498
SD : 0.352
Coeff Var : 0.706
Comps 8m Au g/t
STRAT = CFB
Samples : 1616
Mean : 0.363
SD : 0.279
Coeff Var : 0.768
Comps 8m Au g/t
STRAT = DP
Samples : 370
Mean : 1.044
SD : 0.428
Coeff Var : 0.410

**Figure 14-37: Caspiche 8 m Composites by Stratigraphy – Log-Prob Plot – g/t Au (Source: Cube, 2011)**


1000
100
10
Ag g/t
1
0.1
0.01
1 2 5 10 30 50 70 90 95 98 99
Probability %
Comps 8m Ag g/t
STRAT = VOLBX
Samples : 2475
Mean : 1.354
SD : 8.347
Coeff Var : 6.165
Comps 8m Ag g/t
STRAT = QDP1
Samples : 925
Mean : 1.067
SD : 0.949
Coeff Var : 0.890
Comps 8m Ag g/t
STRAT = OB
Samples : 112
Mean : 1.922
SD : 3.129
Coeff Var : 1.628
Comps 8m Ag g/t
STRAT = QDP2
Samples : 630
Mean : 0.986
SD : 1.711
Coeff Var : 1.735
Comps 8m Ag g/t
STRAT = DTB
Samples : 394
Mean : 0.626
SD : 0.733
Coeff Var : 1.170
Comps 8m Ag g/t
STRAT = MAC
Samples : 598
Mean : 1.095
SD : 1.322
Coeff Var : 1.207
Comps 8m Ag g/t
STRAT = CFB
Samples : 1616
Mean : 0.862
SD : 0.830
Coeff Var : 0.964
Comps 8m Ag g/t
STRAT = DP
Samples : 370
Mean : 1.646
SD : 1.998
Coeff Var : 1.213

**Figure 14-38: Caspiche 8 m Composites by Stratigraphy – Log-Prob Plot – g/t Ag (Source: Cube, 2011)**


10
1
0.1
Cu % 0.01
0.001
0.0001
0.00001
1 2 5 10 30 50 70 90 95 98 99
Probability %
Comps 8m Cu %
STRAT = VOLBX
Samples : 2629
Mean : 0.117
SD : 0.124
Coeff Var : 1.064
Comps 8m Cu %
STRAT = QDP1
Samples : 925
Mean : 0.197
SD : 0.153
Coeff Var : 0.778
Comps 8m Cu %
STRAT = OB
Samples : 113
Mean : 0.005
SD : 0.003
Coeff Var : 0.544
Comps 8m Cu %
STRAT = QDP2
Samples : 637
Mean : 0.030
SD : 0.043
Coeff Var : 1.458
Comps 8m Cu %
STRAT = DTB
Samples : 394
Mean : 0.005
SD : 0.009
Coeff Var : 1.750
Comps 8m Cu %
STRAT = MAC
Samples : 598
Mean : 0.103
SD : 0.079
Coeff Var : 0.763
Comps 8m Cu %
STRAT = CFB
SD : 0.124
Comps 8m Cu %
STRAT = DP
Samples : 370
Mean : 0.411
SD : 0.129
Coeff Var : 0.313

**Figure 14-39: Caspiche 8 m Composites by Stratigraphy – Log-Prob Plot - Cu % (Source: Cube, 2011)**



10
1
Au g/t 0.1
0.01
0.001
1 2 5 10 30 50 70 90 95 98 99
Probability %
Comps 8m Au g/t
ALTERINT = AA
Samples : 2866
Mean : 0.413
SD : 0.400
Coeff Var : 0.967
Comps 8m Au g/t
ALTERINT = K
Samples : 4297
Mean : 0.386
SD : 0.350
Coeff Var : 0.905
Comps 8m Au g/t
ALTERINT = KCA
Samples : 130
Mean : 0.127
SD : 0.169
Coeff Var : 1.326

**Figure 14-40: Caspiche 8 m Composites by Alteration – Log-Prob Plot – g/t Au (Source: Cube, 2011)**


1000
100
10
1
0.1
0.01
Ag g/t
1 2 5 10 30 50 70 90 95 98 99
Probability %
Comps 8m Ag g/t
ALTERINT = AA
Samples : 2734
Mean : 1.206
SD : 2.070
Coeff Var : 1.716
Comps 8m Ag g/t
ALTERINT = K
Samples : 4256
Mean : 1.099
SD : 6.296
Coeff Var : 5.731
Comps 8m Ag g/t
ALTERINT = KCA
Samples : 130
Mean : 0.793
SD : 0.805
Coeff Var : 1.016

**Figure 14-41: Caspiche 8 m Composites by Alteration – Log-Prob Plot – g/t Ag (Source: Cube, 2011)**


10
1
0.1
Cu % 0.01
0.001
0.0001
0.00001
1 2 5 10 30 50 70 90 95 98 99
Probability %
Comps 8m Cu %
ALTERINT = AA
Samples : 2856
Mean : 0.114
SD : 0.142
Coeff Var : 1.245
Comps 8m Cu %
ALTERINT = K
Samples : 4296
Mean : 0.165
SD : 0.144
Coeff Var : 0.872
Comps 8m Cu %
ALTERINT = KCA
Samples : 130
Mean : 0.057
SD : 0.052
Coeff Var : 0.909

**Figure 14-42: Caspiche 8 m Composites by Alteration – Log-Prob Plot - Cu % (Source: Cube, 2011)**



10
1
Au g/t 0.1
0.01
0.001
1 2 5 10 30 50 70 90 95 98 99
Probability %
Comps 8m Au g/t
WEATHINT = OXIDE
Samples : 930
Mean : 0.322
SD : 0.393
Coeff Var : 1.221
Comps 8m Au g/t
WEATHINT = MIXED
Samples : 333
Mean : 0.281
SD : 0.305
Coeff Var : 1.084
Comps 8m Au g/t
WEATHINT = SULPHIDE
Samples : 6030
Mean : 0.409
SD : 0.367
Coeff Var : 0.897

**Figure 14-43: Caspiche 8 m Composites by Weathering – Log-Prob Plot – g/t Au (Source: Cube, 2011)**


1000
100
10
Ag g/t
1
0.1
0.01
1 2 5 10 30 50 70 90 95 98 99
Probability %
Comps 8m Ag g/t
WEATHINT = OXIDE
Samples : 784
Mean : 1.666
SD : 2.935
Coeff Var : 1.761
Comps 8m Ag g/t
WEATHINT = MIXED
Samples : 315
Mean : 1.072
SD : 1.808
Coeff Var : 1.687
Comps 8m Ag g/t
WEATHINT = SULPHIDE
Samples : 6021
Mean : 1.068
SD : 5.353
Coeff Var : 5.010

**Figure 14-44: Caspiche 8 m Composites by Weathering – Log-Prob Plot – g/t Ag (Source: Cube, 2011)**



10
1
0.1
Cu % 0.01
0.001
0.0001
0.00001
1 2 5 10 30 50 70 90 95 98 99
Probability %
Comps 8m Cu %
WEATHINT = OXIDE
Samples : 919
Mean : 0.009
SD : 0.011
Coeff Var : 1.198
Comps 8m Cu %
WEATHINT = MIXED
Samples : 333
Mean : 0.054
SD : 0.095
Coeff Var : 1.767
Comps 8m Cu %
WEATHINT = SULPHIDE
Samples : 6030
Mean : 0.169
SD : 0.145
Coeff Var : 0.858

**Figure 14-45: Caspiche 8 m Composites by Weathering – Log-Prob Plot - Cu % (Source: Cube, 2011)**

Table 14-44 to Table 14-46 summarize basic statistics by estimation domain as determined by AMEC in Section 14.5.1 for gold, silver and copper respectively.

Table 14-44: Caspiche 8 m Composites by Estimation Domain – Summary Statistics - Au ppm

| Domain | No Sample | Minimum Au (ppm) | Maximum Au (ppm) | Average Au (ppm) | Standard Deviation | Coefficient of Variation |
|---|---|---|---|---|---|---|
| OB | 116 | 0.003 | 2.208 | 0.184 | 0.345 | 1.876 |
| CFB+VOLCBX | 3399 | 0.003 | 2.404 | 0.332 | 0.272 | 0.821 |
| KCA | 130 | 0.003 | 1.047 | 0.127 | 0.169 | 1.326 |
| KCAEX | 66 | 0.019 | 1.379 | 0.313 | 0.303 | 0.969 |
| DP | 356 | 0.177 | 2.263 | 1.075 | 0.407 | 0.379 |
| DPEX | 443 | 0.134 | 1.727 | 0.695 | 0.307 | 0.442 |
| QDP1 | 839 | 0.027 | 5.194 | 0.452 | 0.37 | 0.818 |
| QDP1EX | 354 | 0.023 | 2.165 | 0.524 | 0.401 | 0.764 |
| QDP2 | 598 | 0.003 | 3.400 | 0.184 | 0.286 | 1.552 |
| DTB | 394 | 0.003 | 0.938 | 0.032 | 0.075 | 2.383 |
| MAC | 598 | 0.014 | 2.748 | 0.498 | 0.352 | 0.706 |

Table 14-45: Caspiche 8 m Composites by Estimation Domain – Summary Statistics – Ag ppm

| Domain | No Sample | Minimum Ag (ppm) | Maximum Ag (ppm) | Average Ag (ppm) | Standard Deviation | Coefficient of Variation |
|---|---|---|---|---|---|---|
| OB | 112 | 0.05 | 15.680 | 1.922 | 3.129 | 1.628 |
| CFB+VOLCBX | 3237 | 0.10 | 399.153 | 1.177 | 7.304 | 6.204 |
| KCA | 130 | 0.10 | 6.204 | 0.793 | 0.805 | 1.016 |
| KCAEX | 66 | 0.15 | 5.076 | 0.929 | 0.842 | 0.907 |
| DP | 356 | 0.25 | 22.373 | 1.667 | 2.032 | 1.219 |
| DPEX | 443 | 0.15 | 6.575 | 1.142 | 0.829 | 0.726 |
| QDP1 | 839 | 0.14 | 11.258 | 1.089 | 0.961 | 0.882 |
| QDP1EX | 354 | 0.10 | 18.903 | 1.018 | 1.453 | 1.427 |
| QDP2 | 591 | 0.05 | 22.138 | 1.036 | 1.755 | 1.694 |
| DTB | 394 | 0.06 | 4.693 | 0.626 | 0.733 | 1.17 |
| MAC | 598 | 0.15 | 19.729 | 1.095 | 1.322 | 1.207 |

Table 14-46: Caspiche 8 m Composites by Estimation Domain – Summary Statistics – Cu %

| Domain | No Sample | Minimum Cu % | Maximum Cu % | Average Cu % | Standard Deviation | Coefficient of Variation |
|---|---|---|---|---|---|---|
| Oxide | 919 | 0 | 0.173 | 0.009 | 0.011 | 1.198 |
| Mixed | 333 | 0 | 0.508 | 0.054 | 0.095 | 1.767 |
| Sulphide | 6030 | 0 | 1.066 | 0.169 | 0.145 | 0.858 |

## Variography

AMEC used Sage2001 software to construct down-the-hole and directional correlograms for the estimation domains for gold, copper, silver, molybdenum, sulphur and arsenic. The nugget value was determined from the down-the-hole correlograms. Directional correlogram models were

fitted using two spherical structures. Typically, the nugget value is low. The first structure ranges of gold along the mineralization plunge are long, reaching 480 m in the QDP1 intrusion. In most of intrusive domains, the variances of both the first and second structures are similar.

Cube undertook selected variography of the Caspiche Porphyry as part of an independent review of the AMEC 2011 resource estimate. Cube's findings were similar to that of AMEC, in particular, the presence of a low relative nugget value with long and very well structured variogram ranges in a vertical plunge direction for gold and copper. Silver appeared somewhat more variable, manifested by a higher relative nugget and less well developed variogram ranges. Cube combined the DP and QDP1 intrusive units for the purposes of variography. Figure 14-46 and Figure 14-47 show variogram models with maximum ranges of 750 m and 700 m in the vertical plunge direction for gold and copper respectively.


Distance (m)
Variogram : AU_PPM
0.25
0.20
0.15
0.10
0.05
0.00
0
250
500
750
1000

Figure 14-46: Caspiche Variogram Model – DP+QDP1 – Vertical Plunge - Gold (Source: Cube, 2011)


Distance (m)
Variogram : CU_%
p90

Figure 14-47: Caspiche Variogram Model – DP+QDP1 – Vertical Plunge - Copper (Source: Cube, 2011)

**Restriction of Extreme High Grade Values**

AMEC evaluated probability plots to define grade outliers for gold, silver, copper, molybdenum, arsenic, sulphur, iron, cobalt and zinc by estimation domains.

In general, the probability plots indicate that outlier values occur in the upper 1% to 5% of the distribution. AMEC controlled the outliers by using a restricted search ellipse during grade estimation. The grade thresholds and distance for gold and silver outlier by domain are shown in Table 14-47. Table 14-48 summarizes restriction parameters for copper.

The outlier restriction is applied during the block grade estimation. High-grade samples are permitted to estimate grades for blocks within the defined distance thresholds, beyond the distance the samples are capped at the grade threshold.

Table 14-47: High Grade Restriction for Gold and Silver

| Domain | High Grade Search | | | | |
|---|---|---|---|---|---|
| | Au Threshold (g/t) | Ag Threshold (g/t) | Range (m) | | |
| | | | X | Y | Z |
| OB | 1 | 10 | 40 | 40 | 25 |
| CFB+VOLCBX | 1.9 | 12 | 40 | 40 | 25 |
| KCA | 0.5 | 2.3 | 40 | 40 | 25 |
| KCAEX | 1 | 2 | 40 | 40 | 25 |
| DP | 2.1 | 5 | 40 | 40 | 25 |
| DPEX | 2.1 | 5 | 40 | 40 | 25 |
| QDP1 | 1.9 | 5.1 | 40 | 40 | 25 |
| QDP1EX | 1.6 | 4 | 40 | 40 | 25 |
| QDP2 | 1 | 10 | 40 | 40 | 25 |
| DTB | 0.3 | 3 | 40 | 40 | 25 |
| MAC | 1.1 | 5 | 40 | 40 | 25 |

*Note: suffix "EX" means that the unit had its interpretation expanded*

Table 14-48: High Grade Restriction for Copper

| Domain | High Grade Search | | | |
|---|---|---|---|---|
| | Cu Threshold (%) | Range (m) | | |
| | | X | Y | Z |
| Oxide | 0.05 | 40 | 40 | 25 |
| Transition | 0.48 | 40 | 40 | 25 |
| Sulphide | 0.8 | 40 | 40 | 25 |

### Block Model Dimensions and Grade Estimation

AMEC defined a block model with regular blocks of 25 m x 25 m x 15 m and rotated it to a 057° azimuth to better fit the drilling sections orientation.

### Estimation Plan

AMEC estimated gold, silver, copper, arsenic, iron, sulphur, cobalt, zinc and molybdenum; however, only the main elements (gold, silver and copper) were reported. Grade estimation was completed by domain using Ordinary Kriging (OK). The grade estimation was completed in three passes to allow estimation of all, or at least most of the blocks coded within the mineralized units. The first two estimation passes had the same search parameters, but the third had a more relaxed sample selection.

The estimation parameters for gold, silver and copper are summarized in Table 14-49. Sample sharing is based upon the contact profiles and statistical analysis for the lithology and weathering domains.

AMEC defined different search orientations for each domain based upon geological trends and grade continuity observed from the visual inspection of drill-hole data and the actual knowledge of the mineralization controls.

**Table 14-49: Estimation Parameters for Gold, Silver and Copper**

| Domain | Pass | Search Ellipse | | | | | | Min. No. Comp | Max. No. Comp | Max. Comp. /Hole | No. Octant | Max. Comp. /Octant |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Rotation (°) | | | Ranges(m) | | | | | | | |
| | | Z | X | Z | X | Y | Z | | | | | |
| DP<br>DPEX<br>DTB<br>MAC | 1 | 87 | 60 | - | 125 | 150 | 125 | 7 | 15 | 4 | 2 | 2 |
| QDP2 | 2 | 87 | 60 | - | 125 | 150 | 125 | 4 | 15 | 4 | 2 | 2 |
| OB | 3 | 87 | 60 | - | 900 | 1,200 | 900 | 2 | 9 | 4 | 2 | 2 |
| CFB | 1 | 87 | 75 | - | 125 | 150 | 125 | 7 | 15 | 4 | 2 | 2 |
| + | 2 | 87 | 75 | - | 125 | 150 | 125 | 4 | 15 | 4 | 2 | 2 |
| VOLCBX | 3 | 87 | 75 | - | 900 | 1,200 | 900 | 2 | 9 | 4 | 2 | 2 |
| QDP1EX<br>KCAEX | 1 | 87 | 90 | - | 125 | 150 | 125 | 7 | 15 | 4 | 2 | 2 |
| KCA | 2 | 87 | 90 | - | 125 | 150 | 125 | 4 | 15 | 4 | 2 | 2 |
| QDP1 | 3 | 87 | 90 | - | 900 | 1,200 | 900 | 2 | 9 | 4 | 2 | 2 |

The estimation plan for gold is controlled by lithological units and the calcite potassic unit. The estimation plan for copper includes a hard boundary between the oxide and sulphide boundary. Sample sharing is permitted in the transitional zone within 30 m, up and down, of the oxide/sulphide boundary.

**Density**

AMEC used 898 density determination values available to calculate the average for each lithological unit (Table 14-50). Exeter determines density using the water immersion method on whole core lengths of approximately 15 cm. Because of high variability in the DP unit, two values were assigned to this unit based upon alteration type, argillic and potassic plus calcite-potassic.

AMEC assigned density values to blocks based upon the lithological codes. In AMEC's and Cube's opinion, these density values are reasonable for use in mineral resource estimation at this level of study.

Table 14-50: Average Density Values for Caspiche Resource Model

| Rock Type | Determinations | Density (g/cm$^3$) |
|---|---|---|
| OB | 9 | 2.17 |
| BASEMENT | 225 | 2.54 |
| VOLCBX | 274 | 2.4 |
| DP-Argillic | 27 | 2.45 |
| DP-Potassic | 24 | 2.58 |
| QDP1 | 129 | 2.51 |
| QDP2 | 78 | 2.42 |
| DTB | 48 | 2.39 |
| MAC | 84 | 2.43 |

## Block Model Validation

AMEC validated the Caspiche model to ensure appropriate honouring of the input data. A nearest neighbour (NN) model was created to validate the OK model. The validation comprised: summary statistics checking for global estimation bias, drift analysis, smooth effect analysis and visual inspection of composites against blocks in vertical sections and horizontal planes.

## Basic Statistics

AMEC generated tables of basic statistics comparing the OK and NN estimates to check for global bias in the gold, copper and silver grade estimates. The OK estimate is slightly higher in mean gold grade compared to the NN estimate in most of the domains. The differences in the global mean are smaller than 5% and AMEC considered them acceptable (see Table 14-51).

Table 14-51: Comparison between Composite, NN and Kriged Statistics, Gold

| Mineralization | Composites | | | Blocks | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Average | | | CV | | |
| | No. | Average | CV | No. | Kriged (g/t Au) | NN (g/t Au) | Kriged/ NN | Kriged | NN | Kriged/ NN |
| OB | 116 | 0.18 | 1.87 | 1,694 | 0.14 | 0.14 | 100% | 1.07 | 1.6 | 67% |
| BASEMENT | 1,616 | 0.36 | 0.77 | 55,122 | 0.24 | 0.24 | 100% | 0.78 | 0.91 | 86% |
| VOLCBX | 2,637 | 0.4 | 0.83 | 56,226 | 0.26 | 0.25 | 104% | 0.9 | 1.04 | 87% |
| DP | 370 | 1.04 | 0.41 | 7,325 | 0.84 | 0.82 | 102% | 0.49 | 0.59 | 83% |
| MAC | 598 | 0.5 | 0.7 | 11,595 | 0.43 | 0.44 | 98% | 0.38 | 0.55 | 69% |
| QDP1 | 925 | 0.42 | 0.87 | 12,802 | 0.4 | 0.4 | 100% | 0.67 | 0.79 | 85% |
| QDP2 | 637 | 0.18 | 1.58 | 17,206 | 0.13 | 0.12 | 105% | 0.92 | 1.27 | 72% |
| DTB | 394 | 0.03 | 2.36 | 12,050 | 0.02 | 0.02 | 100% | 1.1 | 1.56 | 71% |

The OK grade estimates for copper are 100% equal to the NN grades, illustrating that copper estimate is not globally biased.

Kriged and NN estimates for silver show a difference in the global mean of less than 5 % for all domains and AMEC considered the estimate to be within an acceptable range.

**Drift Analysis**

Spatial bias in the block model can be detected using swath plots. These are obtained by plotting the average kriged and NN grades along different directions. AMEC used only blocks estimated in Passes 1 and 2 for this analysis, because these are the blocks estimated with more information and possibly candidates for measured and indicated resources.

The OK and NN models show local disagreements, but in AMEC's opinion, these are not significant. AMEC visually compared the NN and OK grades and noticed that some disagreements occur at the borders of the model, where drilling is limited (see Figure 14-48).



0.6
0.5
0.4
0.3
0.2
0.1
0
Au (g/t)
470860
471360
471860
472360
472860
Easting (mts)
Kriged Model
15 m Composites
Nearest Neighbor Au

Figure 14-48: East-West Swath Plot, Sulphide, Gold (Source: AMEC, 2011)

**Visual Validation**

AMEC completed a visual inspection comparing grades of composites and blocks in vertical sections and plan views. AMEC concluded that the grade estimate represents the composite grades and that grade extrapolation is well controlled.

Figure 14-49 is an example of a vertical section with composites and blocks coloured by gold grades. Good agreement between estimated grades and composite grades are observed.

AMEC did not observe high grade blow-outs or areas with extreme extrapolation when considering blocks as candidates for Measured, Indicated and Inferred categories.


Aug/t
0.00 -> 0.20
0.20 -> 0.50
0.50 -> 0.65
0.65 -> 0.80
0.80 -> 1.00
1.00 -> 999.00
500m

**Figure 14-49: Vertical Section (looking northwest) with Blocks and Composite Grades for Gold (Corridor of ±100 m) (Source: Cube, 2011)**

## Smoothing

Kriged estimates are generally used directly for estimating resource tonnages above various cut-offs. This practice gives correct results, a priori, only at a zero-grade cut-off. At any cut-off grade that is greater than zero, the smoothing-effect may distort the kriged estimate grade-tonnage curves. The effective amount of smoothing in the kriged estimates depends on the variogram model, in particular the nugget-effect and the ranges, and on the composite selection criteria for kriging. At cut-offs less than the global grade average, the tonnage given by the kriged estimates will be overestimated, and at cut-offs greater than the global grade average, it will be underestimated.

There are several techniques to assess and handle this problem. AMEC used a Hermitian correction method, which consists of:

Computing the theoretical dispersion variance of the blocks, knowing the variogram model of the relevant metals.

Transforming the distribution of the declustered composites (NN) so that it reflects a block support; this is done using a Hermitian correction (Herco).

Comparison of the grade-tonnage curve of the Herco transforms with the grade-tonnage curve of the kriged estimates.

The theoretical block dispersion variances (BDV) of the 25 m x 25 m x 15 m blocks were calculated for gold using AMEC's single block kriger.

The BDVs were then used in AMEC's in-house Herco routine to transform the distribution of the NN. Grade-tonnage curves were generated and are shown in Figure 14-50.

Smoothing can be exacerbated by a number of factors, such as large drill-hole spacing relative to variogram ranges, high nugget effect and large numbers of composites used in the estimation. At Caspiche, smoothing varies from one mineralized unit to the other but the amount of smoothing at around 0.25 g/t Au, which is the approximately operational cut-off, is relatively limited. Consequently, resources stated at 0.25 g/t Au should not be significantly over - or under - estimated because of smoothing.


Tonnage above Cutoff (%)
Avg. Grade Above Cutoff (g/t)
Au Cutoff (g/t)
0.00
0.20
0.40
0.60
0.80
1.00
1.20
NN
Herco
Kriged
Grade NN
Grade Herco
Grade Kg
amec

Figure 14-50: Gold Grade-Tonnage Curve, VOLCBX Domain (Source: AMEC, 2011)

### Independent Validation by Cube Consulting

Cube undertook a variety of validation steps to form an independent opinion as to the veracity of the AMEC 2011 Caspiche resource estimate. Validation steps included:

- Importation of AMEC block model and replication of resource figures;

- Review of lithological and alteration interpretation wireframes;
- Independent drill hole coding, compositing and composite statistics;
- Independent variography;
- Independent estimation and gold and copper for the DP and QDP1 domains and comparison to AMEC estimation;
- Visual and statistical validation of resource estimate;
- Reasonable prospects for economic extraction;
- Review of resource classification.

**Importation of AMEC Block model**

Cube imported the AMEC block model into Gemcom Surpac™ and was able to replicate the sulphide resource figures precisely. A very minor discrepancy was observed when comparing the oxide resource figures however this difference is considered as immaterial.

**Review of Lithological and Alteration Interpretation Wireframes**

All interpretation wireframes appear to adequately honour logged geological and alteration characteristics. Cube considers the lithological and alteration interpretation to be a robust and appropriate representation of the Caspiche Porphyry deposit.

**Drill Hole Coding, Compositing and Statistics**

Independent drill hole coding, compositing and composite statistics undertaken by Cube confirm the veracity of this component of work by AMEC.

**Independent Variography**

As indicated in Section 0, independent variography undertaken by Cube broadly confirms the parameters defined by AMEC.

**Independent Estimation**

Cube undertook a high level independent check estimation of the DP and QDP1 zones within the reportable resource constraint applied by AMEC. Cube's check estimate relied upon the independently derived drill hole coding, compositing, variography and Ordinary Kriging estimation parameters. Cube's check estimate was within 0.5% of AMEC's gold estimate at a cut-off of 0.25 Au g/t and within 2.6% of AMEC's copper estimate at a cut-off of 0.10% Cu. Figure 14-51 and Figure 14-52 show comparative grade-tonnage curves between Cube's and

AMEC's resource estimates within the DP and QDP1 domains for gold and copper respectively. Cube concluded that the check estimates sufficiently demonstrated the robustness of the AMEC resource estimation.


Cube vs AMEC
DP + QDP1 Inside Resource Pit
Gold
Au ppm
Tonnes
Cut-Off
AMEC Au ppm
Cube Au ppm
AMEC Tonnes
Cube Tonnes

**Figure 14-51: Cube vs AMEC Grade-Tonnage Curve, DP+QDP1 Domain - Gold (Source: Cube, 2011)**


Cube vs AMEC
Sulphide DP + QDP1 Inside Resource Pit
Copper
Cu %
Tonnes
Cut-Off
AMEC Cu %
Cube Cu %
AMEC Tonnes
Cube Tonnes

Figure 14-52: Cube vs AMEC Grade-Tonnage Curve, DP+QDP1 Domain - Copper (Source: Cube, 2011)

### Visual and Statistical Validation

Cube undertook visual and statistical validation of the AMEC Caspiche resource estimation and concludes that the resulting model appears to be a reasonable reflection of the input data.

### Reasonable Prospect of Economic Extraction

It is Cube's opinion that the approach taken by AMEC in evaluating "reasonable prospects of economic extraction" is well considered and robust for defining the reportable mineral resources for the Caspiche project.

### Resource Classification and Reporting

The approach taken by AMEC for mineral resource classification and reporting of the Caspiche mineral resources is considered appropriate by Cube and adequately satisfies the reporting requirements as defined by the - CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM 2010).

### Resource Classification and Tabulation

AMEC assessed reasonable prospects of economic extraction by applying preliminary economics for potential open pit and underground mining methods. The assessment does not represent an economic analysis of the deposit, but was used to determine reasonable

assumptions for the purpose of resource tabulation. Mining and process costs are based on NCL's Scoping Study and process recoveries were estimated from current testwork.

AMEC completed a Lerch-Grossman (LG) optimization using Whittle® (version 4) software to determine the resource shell for open pit resources. Whittle parameters are listed in Table 14-52. Note that only gold and copper were considered as revenues for floating the open pit and underground scenarios.

**Table 14-52: Optimization Parameters for Open Pit Resource Shell**

| Parameter | Value |
|---|---|
| Slope Angle (degrees) | 43 |
| Mining Cost (US$/t) | 1.53 |
| Mining Recovery (%) | 100 |
| Mining Dilution Fraction | 1 |
| Processing Cost (US$/t) Heap Leaching | 3.4 |
| Processing Cost (US$/t) Mill | 7.04 |
| Gold Process Recovery (%) Heap Leaching | 78 |
| Gold Process Recovery (%) Mill | 65 |
| Copper Process Recovery (%) Mill | 85 |
| Gold Price (US$/oz) | 1,150 |
| Copper Price (US$/lb) | 2.5 |
| Gold Selling Cost (US$/oz) | 6 |
| Copper Selling Cost (US$/lb) | 0.2 |

The 2010-2011 drilling campaign from Exeter added 6,620 m of new information, confirming mineralization and grade continuity. AMEC (2009) defined drill spacing for achieving Measured and Indicated Mineral Resource classification. From this study AMEC has concluded:

The Measured Resource criterion (Quarterly 90% reaching 15% accuracy) is satisfied with a drill hole spacing of 75 x 75 m giving a nominal 53 m spacing to farthest sample.

The Indicated Resource criterion (Annually 90% reaching 15% accuracy) is satisfied with a drill hole spacing of 200 x 200 m staggered (with a central hole) that will give a nominal 100 m spacing to farthest sample.

AMEC created a script to classify blocks into the resource categories. This script verifies Ordinary Kriging estimation variance, the number of composites and distance of closest sample used for estimating grades to a block.

AMEC's criterion for classifying block as Measured is: Three drill holes used and the closest sample at 53 m or two drill holes used and the closest sample at a maximum distance of 53 m and the kriging variance associated to a mesh of 75 x 75 m.

AMEC's criterion for classifying block as Indicated is: Two drill holes used and the closest sample at 105 m or one drill holes used and the closest sample at a maximum distance of 105 m and kriging variance associated to a mesh of 200 x 200 m (with a central hole).

Blocks that were not classified as Measured or Indicated and have a closest sample at a maximum distance of 150 m will be placed into the Inferred category.

Because of some inconsistencies with the classification results of the 2010 model for the MacNeill zone, AMEC used a different approach: Blocks from this zone were selected with the previous (2010) classification codes and imported to the actual model only Indicated category blocks. Some of the blocks actually classified as Measured category, according to the 2011 classification, were overwritten to Indicated, which better represents AMEC's opinion for classifying blocks into this specific zone of the deposit.

AMEC addressed the spotted dog feature, common in resource classification based on mathematical criteria, by running an automated process of smoothing that removed the isolated blocks or pool of blocks of one category into a different one. Figure 14-53 illustrates a bench plan, elevation 3,858, before and after the smoothing applied for the classification.


N
500m
Before Smoothing
After Smoothing
Green: Measured; Yellow: Indicated and Red: Inferred

**Figure 14-53: Bench Plan (3,858 m RL) Showing Classification Before and After Smoothing (Source: AMEC, 2011)**

The Caspiche Mineral Resources are defined as the blocks of Measured, Indicated or Inferred categories that lie within the open pit shell determined by the LG optimization undertaken by AMEC. Figure 14-54 is a vertical section of gold grades illustrating the open pit mineral resource shell.


Aug/t
0.00 -> 0.20
0.20 -> 0.50
0.50 -> 0.65
0.65 -> 0.80
0.80 -> 1.00
1.00 -> 999.00
500m

Figure 14-54: Vertical Section (looking Northwest) of Gold Grades Showing Open Pit Resource Shell (Source: Cube, 2011)

## Gold Equivalent

AMEC calculated a gold equivalent (AuEq) value based on gold and copper revenues (prices and recoveries involved). The following formula was used to calculate AuEq values in each block of the model:

$$AuEq[g/t] = Au[g/t] + Cu[\%] \bullet \left( \frac{P_{Cu}[\$/lb]}{P_{Au}[\$/oz]} \right) \bullet \left( \frac{R_{Cu}[\%]}{R_{Au}[\%]} \right) \bullet 0.06857[g \cdot lb/oz] \bullet 10{,}000$$

where Au and Cu are the block kriged Au and Cu grades, PAu and PCu are the Au and Cu prices (1,150 US$/oz and 2.50 US$/lb, respectively), and RAu and RCu are the Au and Cu projected metallurgical recoveries, 65% and 85% respectively for sulphide material, and 78 % for Au and 11% for Cu in the oxide zone.

The cut-off is calculated based on the AuEq value and determined for oxide and sulphide material. Table 14-31 shows the parameters used on the determination of the marginal cut-off values and results.

The Caspiche Mineral Resources from the open pit shell are reported in Table 14-53 using an approximation of the marginal cut-off values defined. The cut-off for oxide material was incremented to 0.18 g/t AuEq for consistency with the 2012 PFS for the oxide zone prepared by Aker Solutions. Only mineralized material contained within the shell is reported.

The Caspiche mineral resource estimates have been classified as Indicated and Inferred within the meaning of the CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM 2010).

**Table 14-53: Single Open Pit Option for Mineral Resource for Caspiche (AMEC 2011)**

| Material | Category | Cut-off (ppm) | Volume ($Mm^3$) | Tonnes (Mt) | Au (g/t) | Cu (%) | Ag (g/t) | AuEq (g/t) | AuEq (Moz) |
|---|---|---|---|---|---|---|---|---|---|
| Oxide | Measured | AuEq>0.18 | 23 | 56 | 0.45 | 0.01 | 1.72 | 0.45 | 0.81 |
| Oxide | Indicated | AuEq>0.18 | 21 | 50 | 0.37 | 0.01 | 1.57 | 0.37 | 0.60 |
| Oxide | Inferred | AuEq>0.18 | 4 | 9 | 0.27 | 0.01 | 1.54 | 0.27 | 0.10 |
| Sulphide | Measured | AuEq>0.3 | 163 | 402 | 0.56 | 0.22 | 1.08 | 0.98 | 12.67 |
| Sulphide | Indicated | AuEq>0.3 | 346 | 853 | 0.49 | 0.19 | 1.1 | 0.84 | 22.93 |
| Sulphide | Inferred | AuEq>0.3 | 114 | 277 | 0.31 | 0.13 | 0.88 | 0.54 | 4.90 |
| All | Measured | Combined | 186 | 457 | 0.55 | 0.2 | 1.15 | 0.92 | 13.48 |
| All | Indicated | Combined | 367 | 903 | 0.48 | 0.18 | 1.12 | 0.81 | 23.53 |
| All | Inferred | Combined | 117 | 286 | 0.31 | 0.12 | 0.89 | 0.54 | 4.90 |

Note: Silver included in the Au plus Cu Mineral Resource

AMEC generated grade-tonnage (GT) curves at different gold equivalent cut-offs for different material types (oxides and sulphides).

Figure 14-55 and Figure 14-56 show grade-tonnage curves for combined Measured and Indicated oxide and sulphide material respectively based on gold equivalent cut-offs within the open pit optimization shell.


250,000
200,000
150,000
100,000
50,000
0
Tonnes
1.4
1.2
1
0.8
0.6
0.4
0.2
0
0.00 0.10 0.18 0.25 0.30 0.35 0.40 0.50 0.60 0.70 0.80 0.90 1.00
Cut-off AuEq (g/t)
Tonnes
Grade

**Figure 14-55: AuEq GT Curves - Open Pit Oxide Measured + Indicated Mineral Resources (Source: AMEC, 2011)**


1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Tonnes
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
0.00 0.10 0.18 0.25 0.30 0.35 0.40 0.50 0.60 0.70 0.80 0.90 1.00
Cut-off AuEq (g/t)
Tonnes
Grade

**Figure 14-56: AuEq GT Curves - Open Pit Sulphide Measured + Indicated Mineral Resources (Source: AMEC, 2011)**

The Super Pit scenario involves the southern portion of the pit rim extending beyond Exeter mining properties limits; however, no mineral resources in this scenario are located outside the property boundary. The assumption in this mining scenario is that Exeter will be able to secure

permission from the adjacent property owner to extend the pit limit across the property boundary to allow this additional waste stripping.

# 15 MINERAL RESERVES ESTIMATES

There are no mineral reserves defined by the PEA study, as the PEA is only a conceptual analysis of potential economic viability.

The results of the PEA are based on a mineral resource estimate and that mineral resources that are not mineral reserves do not have demonstrated economic viability. A reserve estimate is included in this section of the Technical Report; it is included only to support the validation of the 2012 PFS Super Pit Option.

The economic analysis contained in the PEA is considered preliminary in nature. No inferred mineral resources form part of the PEA studies and no mineral reserves for the PEA have been established. There is no certainty that economic forecasts outlined in the PEA will be realized. The PEA and the Cube 2012 Mineral Resource (as defined herein) may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

For ease of reference the section pertaining to Mineral Reserves as defined in the Prefeasibility study and related to the selected Super Pit option are reproduced in the following section.

## 15.1 2012 PFS Mineral Reserves

As part of this PEA, a validation of the Prefeasibility study mineral reserves was developed. This was undertaken by generating a pit optimization run using the same parameters as used in the October 2011 optimisation but with updated values as used in the PEA. The results generated were then evaluated and compared with the stated reserves, as of October 2011. The validation run was developed only with Measured and Indicated Mineral Resources.

Exeter previously filed a NI 43-101 Technical Report titled "Prefeasibility Study for the Caspiche Project, Region III, Chile, for Exeter Resource Corporation", the effective dates for the Mineral Resource Estimate for this Technical Report was October 2011. The final recommendation of the Technical Report was to take to Feasibility level the Super Pit option.

The stated Mineral Reserves of the pre-feasibility study for the Super Pit option amount to 124 M tonnes of oxide ore at grades of 0.38 g/t Au and 1.62 g/t Ag (copper grade lower than 0.01%); 78 M tonnes of MacNeill ore at grades of 0.51 g/t Au, 0.07% Cu and 1.05 g/t Ag; and 889 M tonnes of sulphide ore at grades of 0.58 g/t Au, 0.24% Cu and 1.13 g/t Ag. This is presented in Table 15-1.

The total material contained in the Super Pit amounts to 4,486 M tonnes of which 1,091 M tonnes are ore and 3,395 M tonnes are waste. Mineral Reserves are greater than reported resources because economic cut-offs used are lower than the one used for resource reporting.

Table 15-1: Pre-feasibility Super Pit Reserves, as of October 2011

| Category | Super Pit | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Oxide Ore | | | | MacNeill Ore | | | | Sulphide Ore | | | | Contained Metal | | |
| | Mt | Au g/t | Cu % | Ag g/t | Mt | Au g/t | Cu % | Ag g/t | Mt | Au g/t | Cu % | Ag g/t | Au oz | Cu t | Ag oz |
| Proven | 62 | 0.42 | <0.01 | 1.71 | 4 | 0.46 | 0.08 | 0.65 | 321 | 0.62 | 0.26 | 1.1 | 7 | 0.8 | 14.8 |
| Probable | 62 | 0.33 | <0.01 | 1.52 | 74 | 0.51 | 0.07 | 1.08 | 568 | 0.55 | 0.23 | 1.15 | 12 | 1.3 | 26.6 |
| Total | **124** | **0.38** | **<0.01** | **1.62** | **78** | **0.51** | **0.07** | **1.05** | **889** | **0.58** | **0.24** | **1.13** | **19** | **2.1** | **41.4** |

The Super Pit option will extract an average of 150,000 tpd sulphide ore over a project life of 19 years. As a result of stripping and ongoing operations there would be an additional heap leach operation treating both oxide and leachable MacNeill material, which will operate for the first 9 years, processing a maximum of 72,000 tpd.

To determine the Super Pit mineral resources in the 2012 PFS, the mineral resources were valued by assuming that the oxide and leachable MacNeill resource would be processed via a heap leach operation to produce gold and silver doré metal and that the sulphide resource would be processed in a flotation/concentrator plant.

The mining proven and probable reserves used in the 2012 PFS calculation of the mine production plan and therefore the overall project economics contain only Measured and Indicated Resources.

In the 2012 PFS the Super Pit operations consider 15 m benches, a mobile equipment fleet of electric rope shovels, diesel powered trucks, drills and auxiliary equipment. Gyratory crushers, conveyors and mobile spreaders would be used to crush, convey and place the waste. The relevant mining parameters pertaining to the Super Pit are illustrated in Table 15-2.

Table 15-2: 2012 Pre-feasibility Super Pit Summarized Characteristics

| Reserves | Mt | Au g/t | Ag g/t | Cu % |
|---|---|---|---|---|
| Oxide Ore | 124 | 0.38 | 1.62 | <0.01 |
| MacNeill Ore | 78 | 0.51 | 1.05 | 0.07 |
| Sulphide Ore | 889 | 0.58 | 1.13 | 0.24 |

| Contained Metal | Cu Mt | Au Moz | Ag Moz | Eq Au Moz |
|---|---|---|---|---|
| | 2.1 | 19.3 | 41.5 | 30.1 |

| Mine Schedule | LOM y | Oxide Process ktpd | MacNeill Process ktpd | Open Pit Feed ktpd | Max. Open Pit Mvment. ktpd | Avg. Open Pit Mvment. ktpd |
|---|---|---|---|---|---|---|
| | 19 | 72 | 33 | 150 | 909 | 655 |

## 15.2 2012 PFS Mineral Reserves Validation

As part of this PEA, a validation of the Prefeasibility study mineral reserves was developed. This was undertaken by generating a pit optimization run using the same parameters as used in the October 2011 optimisation but with an updated value as used in the PEA. The results generated were then evaluated and compared with the stated reserves, as of October 2011. The validation run was developed only with Measured and Indicated Mineral Resources.

Table 15-3 corresponds to a comparison between October 2011 parameters used for pit optimization with the updated PEA parameters provided by Alquimia and Exeter for the validation run.

Table 15-4 shows the numeric results of the validation run and Figure 15-2 compares graphically the October 2011 practical open pit with the optimization shells obtained with revenue factor 1.00 and 0.86, where minor differences can be observed.

With these obtained results it can be concluded that the stated October 2011 reserves are still valid if the parameters used in the PEA are applied and no material change can be observed when applying the PEA economic and metallurgical parameters to the 2012 PFS results.

ALQUIMIA

exeter RESOURCE CORPORATION

## Table 15-3: Pit Optimisation Parameters Comparison

| Item | December 2013, Check Run | | | | October 2011 | | | |
|---|---|---|---|---|---|---|---|---|
| | Units | Element | | | Units | Element | | |
| | | Gold | Copper | Silver | | Gold | Copper | Silver |
| Metal Prices | US$/oz; U$/lb | 1,250 | 2.75 | 15 | US$/oz; U$/lb | 1,150 | 2.5 | 20 |
| Open Pit Mining Cost | US$/t mined | 1.00 + 0.025 US$/t-bench below pit exit, 0.015 US$/t-bench above pit exit | | | US$/t mined | 1.00 + 0.025 US$/t-bench below pit exit, 0.015 US$/t-bench above pit exit | | |
| **Heap Leach** | | | | | | | | |
| *Recoveries (Oxides)* | | | | | | | | |
| Overburden | % | 75% | 0% | 34% | % | 78% | 0% | 34% |
| Oxides | % | 78% | 0% | 34% | % | 78% | 0% | 34% |
| MacNeil | % | 55%/30% | 0% | 20% | % | 55%/30% | 0% | 20% |
| *Operating Cost* | | | | | | | | |
| Processing + G&A (others) | US$/t processed | 4.53 | | | US$/t processed | 3.4 | | |
| Processing + G&A (MacNeil) | US$/t processed | | 4.53 | | US$/t processed | | 5.31 | |
| Payability | % | 99.70% | 0.00% | 98.50% | % | 99.70% | 0.00% | 98.50% |
| Refining | US$/oz | 6 | 0 | 0.4 | US$/oz | 6 | 0 | 0.4 |
| **Concentrator** | | | | | | | | |
| *Recoveries (Sulphides)* | | | | | | | | |
| | %S<=2.0% | 75.00% | 92.00% | 40.00% | 0.00% - 0.05% Cu | 0.00% | 0.00% | 0.00% |
| DP | 2.0%<%S<=2.5% | 72.50% | 90.00% | 40.00% | 0.05% - 0.10% Cu | 30.00% | 38.00% | 50.00% |
| | %S>2.5% | 68.00% | 86.00% | 40.00% | 0.10% - 0.15% Cu | 45.00% | 68.00% | 50.00% |
| Others | %S<=2.5% | 70.00% | 88.00% | 40.00% | 0.15% - 0.20% Cu | 58.00% | 81.00% | 50.00% |
| | %S>2.5% | 68.00% | 86.00% | 40.00% | 0.20% - 0.25% Cu | 65.00% | 87.00% | 50.00% |
| | | | | | 0.25% - 0.30% Cu | 69.00% | 89.00% | 50.00% |
| | | | | | > 0.30% Cu | 72.00% | >90% to 93% max | 50.00% |
| *Operating Cost* | | | | | | | | |
| Processing + G&A | US$/t processed | | 7.21 | | US$/t processed | | 7.04 | |
| Payability | % | 97.50% | 96.50% | 90.00% | % | | | |
| Refining | US$/oz | 10 | 0 | 0.4 | US$/oz | 6 | 0 | 0.4 |
| TCRC | US$/t conc | | 80 | | US$/t conc | | | |
| | cUS$/lb | | 8 | | cUS$/lb | | 19.7 | |
| Transport | US$/t conc | | 60 | | US$/t conc | | 60 | |
| **Others** | | | | | | | | |
| Royalty (Anglo American) | % | 3.08% | | | % | 3.08% | | |
| Royalty (Chilean IEM) | % | 5.00% | | | % | 5.00% | | |
| **Pit Slope Angle** | | | | | | | | |
| Overburden | ° | | 37° | | ° | | 37° | |
| Fresh rock | ° | | 46° (resulted overall angle) | | ° | 43° - 54° (inter ramp variable per strat unit/alteration zones) | | |

ALQUIMIA

exeter RESOURCE CORPORATION

Table 15-4: Validation Run Results (Measured and Indicated Mineral Resources only)

| Pit | Revenue Factor | Gold US$/oz | Total Mt | Strip Ratio | Measured Resources | | | | Indicated Resources | | | | Total Contained Metal | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Mt | Au g/t | Cu % | Ag g/t | Mt | Au g/t | Cu % | Ag g/t | Au Moz | Cu Mt | Ag Moz |
| 1 | 0.30 | 375 | 21.2 | 0.07 | 10.8 | 0.83 | 0.01 | 1.43 | 9.0 | 0.57 | 0.01 | 2.41 | 0.5 | 0.0 | 1.2 |
| 2 | 0.32 | 400 | 81.4 | 0.13 | 44.5 | 0.63 | 0.07 | 1.38 | 27.7 | 0.49 | 0.04 | 1.90 | 1.3 | 0.0 | 3.7 |
| 3 | 0.34 | 425 | 130.0 | 0.13 | 74.5 | 0.58 | 0.09 | 1.34 | 40.7 | 0.48 | 0.06 | 1.80 | 2.0 | 0.1 | 5.6 |
| 4 | 0.36 | 450 | 305.9 | 0.28 | 158.5 | 0.53 | 0.13 | 1.29 | 81.4 | 0.45 | 0.09 | 1.56 | 3.9 | 0.3 | 10.6 |
| 5 | 0.38 | 475 | 378.4 | 0.32 | 187.1 | 0.53 | 0.13 | 1.26 | 98.6 | 0.45 | 0.09 | 1.47 | 4.6 | 0.3 | 12.2 |
| 6 | 0.40 | 500 | 552.4 | 0.45 | 243.2 | 0.53 | 0.15 | 1.24 | 139.0 | 0.44 | 0.1 | 1.33 | 6.2 | 0.5 | 15.6 |
| 7 | 0.42 | 525 | 693.5 | 0.56 | 277.8 | 0.54 | 0.16 | 1.23 | 168.2 | 0.44 | 0.11 | 1.28 | 7.2 | 0.6 | 17.9 |
| 8 | 0.44 | 550 | 1046.8 | 0.74 | 353.2 | 0.56 | 0.17 | 1.22 | 249.8 | 0.45 | 0.12 | 1.23 | 10.0 | 0.9 | 23.8 |
| 9 | 0.46 | 575 | 1293.6 | 0.87 | 394.4 | 0.57 | 0.18 | 1.22 | 297.7 | 0.46 | 0.13 | 1.21 | 11.6 | 1.1 | 27.1 |
| 10 | 0.48 | 600 | 1537.1 | 1.01 | 425.3 | 0.57 | 0.18 | 1.22 | 340.1 | 0.47 | 0.13 | 1.21 | 12.9 | 1.2 | 29.8 |
| 11 | 0.50 | 625 | 1837.6 | 1.17 | 458.9 | 0.57 | 0.19 | 1.21 | 388.0 | 0.48 | 0.14 | 1.20 | 14.4 | 1.4 | 32.9 |
| 12 | 0.52 | 650 | 2104.4 | 1.29 | 485.3 | 0.57 | 0.19 | 1.21 | 432.6 | 0.48 | 0.15 | 1.20 | 15.6 | 1.6 | 35.6 |
| 13 | 0.54 | 675 | 2251.0 | 1.36 | 498.7 | 0.57 | 0.19 | 1.21 | 455.2 | 0.48 | 0.15 | 1.20 | 16.3 | 1.6 | 37.0 |
| 14 | 0.56 | 700 | 2432.1 | 1.44 | 514.2 | 0.57 | 0.19 | 1.21 | 481.9 | 0.49 | 0.15 | 1.19 | 17.0 | 1.7 | 38.5 |
| 15 | 0.58 | 725 | 2489.7 | 1.46 | 520.3 | 0.57 | 0.19 | 1.21 | 493.0 | 0.49 | 0.15 | 1.20 | 17.3 | 1.8 | 39.3 |
| 16 | 0.60 | 750 | 2716.6 | 1.54 | 536.9 | 0.57 | 0.19 | 1.21 | 530.8 | 0.49 | 0.16 | 1.20 | 18.1 | 1.9 | 41.4 |
| 17 | 0.62 | 775 | 2819.4 | 1.57 | 544.8 | 0.57 | 0.20 | 1.21 | 551.1 | 0.49 | 0.16 | 1.19 | 18.6 | 1.9 | 42.3 |
| 18 | 0.64 | 800 | 3012.4 | 1.65 | 557.0 | 0.57 | 0.20 | 1.21 | 580.0 | 0.49 | 0.16 | 1.19 | 19.2 | 2.0 | 43.9 |
| 19 | 0.66 | 825 | 3189.8 | 1.73 | 561.9 | 0.57 | 0.20 | 1.21 | 606.3 | 0.49 | 0.16 | 1.19 | 19.7 | 2.1 | 45.2 |
| 20 | 0.68 | 850 | 3278.6 | 1.75 | 570.7 | 0.57 | 0.20 | 1.21 | 620.6 | 0.48 | 0.16 | 1.19 | 20.1 | 2.1 | 46.0 |
| 21 | 0.70 | 875 | 3312.6 | 1.77 | 572.3 | 0.57 | 0.20 | 1.21 | 625.2 | 0.48 | 0.16 | 1.19 | 20.2 | 2.1 | 46.2 |
| 22 | 0.72 | 900 | 3589.7 | 1.87 | 585.8 | 0.56 | 0.20 | 1.21 | 666.9 | 0.48 | 0.16 | 1.20 | 21.0 | 2.3 | 48.4 |
| 23 | 0.74 | 925 | 3699.3 | 1.90 | 593.0 | 0.56 | 0.20 | 1.21 | 681.2 | 0.48 | 0.17 | 1.20 | 21.3 | 2.3 | 49.2 |
| 24 | 0.76 | 950 | 3772.3 | 1.94 | 594.6 | 0.56 | 0.20 | 1.21 | 688.4 | 0.48 | 0.17 | 1.20 | 21.4 | 2.3 | 49.6 |
| 25 | 0.78 | 975 | 3972.8 | 2.01 | 604.1 | 0.56 | 0.20 | 1.21 | 714.2 | 0.48 | 0.17 | 1.20 | 21.9 | 2.4 | 51.0 |
| 26 | 0.80 | 1,000 | 4088.7 | 2.06 | 608.9 | 0.56 | 0.20 | 1.21 | 728.5 | 0.48 | 0.17 | 1.20 | 22.2 | 2.5 | 51.8 |
| 27 | 0.82 | 1,025 | 4151.5 | 2.07 | 611.7 | 0.56 | 0.20 | 1.21 | 738.8 | 0.48 | 0.17 | 1.20 | 22.4 | 2.5 | 52.4 |
| 28 | 0.84 | 1,050 | 4310.9 | 2.14 | 617.9 | 0.56 | 0.20 | 1.21 | 755.3 | 0.48 | 0.17 | 1.20 | 22.7 | 2.5 | 53.2 |
| 29 | 0.86 | 1,075 | 4348.1 | 2.16 | 619.5 | 0.56 | 0.20 | 1.21 | 757.9 | 0.48 | 0.17 | 1.20 | 22.8 | 2.5 | 53.4 |
| 30 | 0.88 | 1,100 | 4421.6 | 2.19 | 621.5 | 0.56 | 0.20 | 1.21 | 763.3 | 0.48 | 0.17 | 1.20 | 22.9 | 2.6 | 53.7 |
| 31 | 0.90 | 1,125 | 4574.1 | 2.24 | 629.3 | 0.56 | 0.20 | 1.21 | 784.6 | 0.47 | 0.17 | 1.21 | 23.2 | 2.6 | 55.0 |
| 32 | 0.92 | 1,150 | 4684.0 | 2.28 | 632.3 | 0.56 | 0.20 | 1.21 | 795.4 | 0.47 | 0.17 | 1.21 | 23.4 | 2.7 | 55.5 |
| 33 | 0.94 | 1,175 | 4704.7 | 2.29 | 633.4 | 0.56 | 0.20 | 1.21 | 796.6 | 0.47 | 0.17 | 1.21 | 23.5 | 2.7 | 55.6 |
| 34 | 0.96 | 1,200 | 4867.0 | 2.36 | 639.7 | 0.56 | 0.21 | 1.21 | 808.0 | 0.47 | 0.17 | 1.21 | 23.7 | 2.7 | 56.3 |
| 35 | 0.98 | 1,225 | 4927.2 | 2.37 | 642.2 | 0.56 | 0.21 | 1.21 | 818.6 | 0.47 | 0.17 | 1.21 | 23.9 | 2.7 | 56.8 |
| 36 | 1.00 | 1,250 | 4935.7 | 2.38 | 642.4 | 0.56 | 0.21 | 1.21 | 819.5 | 0.47 | 0.17 | 1.21 | 23.9 | 2.7 | 56.9 |
| 37 | 1.02 | 1,275 | 4979.1 | 2.40 | 643.6 | 0.56 | 0.21 | 1.21 | 822.1 | 0.47 | 0.17 | 1.21 | 23.9 | 2.7 | 57.0 |
| 38 | 1.04 | 1,300 | 5069.5 | 2.43 | 646.2 | 0.55 | 0.21 | 1.21 | 831.5 | 0.47 | 0.17 | 1.21 | 24.1 | 2.8 | 57.5 |
| 39 | 1.06 | 1,325 | 5295.3 | 2.53 | 653.9 | 0.55 | 0.21 | 1.21 | 847.5 | 0.47 | 0.17 | 1.21 | 24.4 | 2.8 | 58.4 |
| 40 | 1.08 | 1,350 | 5328.7 | 2.53 | 654.9 | 0.55 | 0.21 | 1.21 | 852.8 | 0.47 | 0.17 | 1.21 | 24.5 | 2.8 | 58.7 |
| 41 | 1.10 | 1,375 | 5355.8 | 2.55 | 655.6 | 0.55 | 0.21 | 1.21 | 854.3 | 0.47 | 0.17 | 1.21 | 24.5 | 2.8 | 58.8 |



Mt
Strip Ratio
1,400
1,200
1,000
800
600
400
200
0
2.8
2.4
2.0
1.6
1.2
0.8
0.4
0.0
0.30
0.35
0.40
0.45
0.50
0.55
0.60
0.65
0.70
0.75
0.80
0.85
0.90
0.95
1.00
1.05
1.10
Revenue Factor
(only Measured and Indicated Resources)
Oxides
MacNeill
Sulphides
Strip Ratio

**Figure 15-1: Validation Run Results (Source, NCL, January 2014)**


Cross-section 6937000N
Super pit (PFS)
Check run (RF 0.86)
Check run (RF 1.0)
W
0 250m
E
Cross-section 471000E
Super pit (PFS)
Check run (RF 0.86)
Check run (RF 1.0)
S
0 250m
N

**Figure 15-2: Geometric Comparison between Reserves Pit with Validation Run Shells (Source, NCL, January 2014)**

## 15.3 2012 PFS Report extract.

In order to provide easier reference, Section 15 from the 2012 PFS report[28], for the selected 150,000 tpd Super Pit option is reproduced in the following sections.

---

[28] For further information see 'Caspiche Project Copiapo, Chile: NI 43-101 Technical Report on Prefeasibility Study' dated 16 January 2012, and submitted and prepared for Exeter Resource Corporation, by Holmes, G., Duggan, A., Guzmán, C., Coupland, D., Wells, J. and Nguyen, L (www.sedar.com)

**2012 PFS Mineral Reserves Estimate**

The 2012 PFS study considered three options for exploitation and processing of the sulphide ore resources, and three mineral reserve estimates were generated. However for simplicity sake the extract that follows considers the selected Super Pit option only. The Super Pit considered an open pit operation, extracting 150,000 tpd ore over a project life of 19 years.

**2012 PFS Open Pit Mineral Resources**

The procedure followed to assess the contained mineral resources used the Whittle® Four-X economic shell analysis, as described below. The mineral reserves were then defined by completion of practical designs for the selected shells.

To determine the in-pit mineral resources of the Super Pit option, the resources have been valued by assuming that the oxide and leachable MacNeill material would be processed via a heap leach operation to produce gold and silver doré and the sulphide would be processed in a flotation concentrator plant.

The information for this determination was provided by Aker including an estimate of the plant operating costs, metallurgical recovery of gold, copper and silver; and refining charges for both heap leach and sulphide processing.

The mine designs, mining schedules and cost estimates for the pit were developed by NCL, using their estimates for Mineral Reserves, equipment operating parameters for similar projects and an in-pit waste crushing and conveying (IPCC) system; the later developed in conjunction with Sandvik Mining and Construction (SMC).

The definitive parameters and results are described in the following sub-sections:

**2012 PFS Base Parameters**

Table 15-5 summarizes the base case economic parameters used for the Whittle® Four-X economic shell analysis and mine design in the 2012 PFS.

The mining cost was estimated based on first principle calculations for a remote conventional open pit mine using a truck and shovel fleet for mining of ore, with costs adjusted for mining waste based on the results of the IPCC scoping level study completed in June 2011. Costs include direct operation and maintenance for drilling, blasting, loading, hauling, waste crushing, conveying and spreading, and support costs related to road, bench, and dump maintenance as well as grade control. The costs also assumed a full maintenance and repair contract (MARC) for the first three years of operation, thereafter maintenance is assumed by owner.

The pit is deep and wide so mining cost was defined as a composition of a fixed portion and an incremental cost relating to pit depth, both referenced to the pit exit (RL 4300). These parameters were refined to achieve the expected average in-pit mining cost of 1.32 US$/t achieved after analysis of the unit cost impact of waste crushing and conveying as an alternative to trucking.

**Base cost 1.00 US$/t**

Incremental 0.025 US$/t-bench below pit exit, 0.015 US$/t-bench above pit exit.

Metal prices, processing costs, refining costs, and processing recoveries were provided to NCL by Exeter and Aker.

**Table 15-5: 2012 PFS Base Parameters using Waste Crushing and Conveying**

| Parameter | Unit | Super Pit Option |
|---|---|---|
| Open Pit Mining cost | US$/t | Base + Depth Increm.<br>Average 1.320 |
| UG Mining Cost | US$/t | - |
| Oxide Process cost | US$/t | 3.4 |
| Gold Met. Recovery | % | 78 |
| Silver Met. Recovery | % | 34 |
| Gold Treatment Cost | US$/oz | 6 |
| Silver Treatment Cost | US$/oz | 0.4 |
| MacNeill Process cost | US$/t | 5.31 |
| Gold Met. Recovery | % | Upper 55, Lower 30 |
| Silver Met. Recovery | % | 20 |
| Gold Treatment Cost | US$/oz | 6 |
| Silver Treatment Cost | US$/oz | 0.4 |
| Sulphide Process Cost | US$/t | 7.04 |
| Copper Met. Recovery | % | Variable, Table 15-2 |
| Gold Met. Recovery | % | Variable, Table 15-2 |
| Silver Met. Recovery | % | 50 |
| Copper Treatment Cost | US$/lb | 0.197 |
| Gold Treatment Cost | US$/oz | 6 |
| Silver Treatment Cost | US$/oz | 0.4 |
| Royalty Anglo American | % | 3.08 |
| Royalty Chilean Government | % | 5 |
| Gold Price | US$/oz | 1,150 |
| Silver Price | US$/oz | 20 |
| Copper Price | US$/lb | 2.5 |

The metallurgical recovery of the sulphide process used in the 2012 PFS is described in Table 15-6.

Table 15-6: 2012 PFS Sulphide Metallurgical Recoveries

| % Cu Head Grade | Copper Recovery | Gold Recovery |
|---|---|---|
| 0.0% to 0.05% | 0 | 0 |
| 0.05% to 0.10% | (Cu - (0.05 - ( (Cu - 0.05) * 0.1333)) / Cu | 30% |
| 0.10% to 0.15% | | 45% |
| 0.15% to 0.20% | | 58% |
| 0.20% to 0.25% | MIN((Cu - 0.03) / Cu , 0.93) | 65% |
| 0.25% to 0.30% | | 69% |
| >0.30% | | 72% |

## Haul Road Widths

For in-pit access, 40 m wide ramps at a 10 % grade were designed to create a network of haulroads connected throughout the mining sequence. Where possible, two way ramp access is considered for each operating phase to allow for continuous haulage.

The waste crushing and conveying installations use semi-fixed installations; no on-ramp conveyors were used and hence no adjustment to haul road widths was necessary.

A typical haul ramp cross section is shown in Figure 15-3.



Figure 15-3: Two way Haul Road Cross-Section

External mine haul roads generally consider a 40 m width and 10% maximum grade, except for the main access corridor from the north of the pit, where it was necessary to incorporate multiple conveyor lines, construction and general traffic access, and limited haulage access to the mine dump locations. This required a total width of 70.5 m as shown in Figure 15-4.



E
West Conveyor
9m
Mine Road
26m
North Conveyor
9m
Service Road
10m
1.5m
6m
6m
1.5m
1.5m
70.5m

Figure 15-4: Main Access Corridor Cross-Section

Note in the above figure that the haul road width was reduced to 26 m as the frequency of waste haulage by truck along this access would be minimal.

### Pit Slope Angles

The overall slope angles used in the PFS for the Super Pit option were as recommended by A. Karzulovic & Asoc. Ltda. (AKL) as set out in their Caspiche pit stability study of February 2011 and updated in August 2011. The recommendations are summarized in Table 15-7.

Table 15-7: Slope Design

| Geotech Unit | | | IRA | Bench Stack | Catch Berm | Batter Angle |
|---|---|---|---|---|---|---|
| Strat unit | Alteration | Code | ° | m | m | ° |
| Overburden | | | 37 | 60 | 40 | 70 |
| Breccia | Strong | B-F | 43 | 195 | 40 | 70 |
| Brecha | Moderate | B-M | 54 | 150 | 40 | 70 |
| Brecha | Weak | B-D | 54 | 195 | 40 | 70 |
| Intrusive | Strong | I-F | 54 | 150 | 40 | 70 |
| Intrusive | Moderate | I-M | 54 | 195 | 40 | 70 |
| Intrusive | Weak | I-D | 54 | 195 | 40 | 70 |
| Basement | Strong | M-F | 54 | 195 | 40 | 70 |
| Basement | Moderate | M-M | 54 | 195 | 40 | 70 |
| Basement | Weak | M-D | 54 | 195 | 40 | 70 |

## Block value

Table 15-8 lists the main expressions for costs and taxes used to define the block value in the PFS.

**Table 15-8: Block Value Calculation**

| Variable | Description | Calculation |
|---|---|---|
| Ton | Tonnage by block | Volume * SG * topo % |
| RECAU | Gold Met. Recovery | |
| RECCU | Copper Met. Recovery | |
| RECAG | Silver Met. Recovery | |
| Au | Au grade g/t | |
| Cu | Cu grade % | |
| Ag | Ag grade g/t | |
| IncAu | Income Gold | t*Au * RECAU * Price_Au * 0.03215 |
| IncCu | Income Copper | t*Cu * RECCU * Price_Cu * 22.0462 |
| IncAg | Income Silver | t*Ag * RECAG* Price_Ag * 0.03215 |
| CPROC | Process Cost | t * CPROC |
| SELLAU | Selling cost Gold | t*Au * RECAU * SELLAU * 0.03215 |
| SELLCU | Selling cost Copper | t*Cu * RECCU * SELLCU * 22.0462 |
| SELLAG | Selling cost Silver | t*Ag * RECAG * SELLAG * 0.03215 |
| MCOST | Mining Cost | t * MCOST |
| RyAng | Royalty Anglo American | 3.08 % * (IncAu + IncAg) |
| Profit (1) | Profit after Anglo Royalty | (IncAu + IncCu + IncAg – MCOST - CPROC – SELLAU - SELLCU - SELLAG - RyAng) |
| RyGvt | Royalty Government | 5.00 % * Profit (1) |
| Profit (2) | Profit after Gvmt Royalty | IncAu + IncCu + IncAg – MCOST - CPROC - SELLAU - SELLCU - SELLAG – RyGvt – RyAng |

**2012 PFS Whittle® Pit Optimization**

Open pit optimization was completed to obtain a set of nested pit shells to guide the design of the intermediate phases and ultimate pit for the project. The Lerch Grossman algorithm in the Whittle® software package was used for this optimization. The deliverables were a set of nested pit shells generated by varying the revenue factor.

In the Super Pit option, the ultimate pit shell was selected from the recommended ultimate pit generated from a trade-off between the cash flow and the amount of contained resources.

The ore considered for processing in the optimization was selected based on the economic value of each block. Material was considered as ore if the revenue of the block exceeded the mining and processing cost. The revenue was based on net gold, copper and silver prices after refining charges and royalties had been deducted.

Once a minimum economic block value had been established neither a minimum cutoff grade nor raised cutoff metal grade was applied. Dilution and ore losses were not considered in this stage for the reasons noted previously.

**2012 PFS Whittle® Four-X Economic Shells Results**

Only Measured and Indicated resources were used to complete the pit optimization of the Super Pit option.

Table 15-9 illustrates the contained ore tonnes and grades by nested pit series for the Super Pit option.

Table 15-9: Nested Pit Series – Super Pit Option

| Pit | Revenue Factor | Gold Price | Ore + Waste | Strip Ratio | Oxide Ore | | | MacNeill Ore | | | Sulphide Ore | | | | Contained Metal | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | $/oz | kt | | kt | Au g/t | Ag g/t | kt | Au g/t | Ag g/t | kt | Au g/t | Cu % | Ag g/t | Au Koz | Cu kt | Ag Koz | AuEq Koz[29] |
| 1 | 0.14 | 161 | 36 | 0 | 36 | 1.2 | 3.53 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1 | 0 | 4 | 1 |
| 2 | 0.15 | 173 | 84 | 0 | 84 | 1.16 | 2.45 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3 | 0 | 7 | 3 |
| 7 | 0.2 | 230 | 3,521 | 0 | 3,521 | 0.84 | 2.03 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 95 | 0 | 230 | 99 |
| 12 | 0.25 | 288 | 12,459 | 0.01 | 12,371 | 0.71 | 2.1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 284 | 0 | 835 | 298 |
| 17 | 0.3 | 345 | 23,372 | 0.02 | 22,894 | 0.63 | 1.98 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 463 | 0 | 1,457 | 488 |
| 22 | 0.35 | 403 | 42,048 | 0.09 | 38,596 | 0.57 | 1.86 | 0 | 0 | 0 | 90 | 1.3 | 0.18 | 1.25 | 708 | 0 | 2,306 | 748 |
| 27 | 0.4 | 460 | 99,749 | 0.16 | 71,014 | 0.46 | 1.61 | 0 | 0 | 0 | 14,777 | 0.79 | 0.26 | 1.05 | 1,423 | 39 | 4,180 | 1,682 |
| 32 | 0.45 | 518 | 153,267 | 0.22 | 89,977 | 0.42 | 1.55 | 91 | 0.44 | 1.13 | 35,712 | 0.68 | 0.24 | 1.05 | 2,014 | 87 | 5,710 | 2,532 |
| 37 | 0.5 | 575 | 1,052,336 | 1.17 | 129,751 | 0.36 | 1.59 | 36,062 | 0.51 | 1 | 319,026 | 0.62 | 0.23 | 1.07 | 8,466 | 730 | 18,750 | 12,289 |
| 42 | 0.55 | 633 | 1,491,828 | 1.52 | 129,802 | 0.36 | 1.59 | 42,851 | 0.5 | 1.01 | 418,797 | 0.62 | 0.24 | 1.08 | 10,568 | 990 | 22,505 | 15,704 |
| 47 | 0.6 | 690 | 1,914,587 | 1.76 | 129,802 | 0.36 | 1.59 | 53,604 | 0.5 | 1.03 | 510,228 | 0.62 | 0.24 | 1.08 | 12,489 | 1,219 | 26,132 | 18,785 |
| 52 | 0.65 | 748 | 2,505,624 | 2.06 | 129,802 | 0.36 | 1.59 | 67,432 | 0.49 | 1.03 | 622,178 | 0.61 | 0.24 | 1.09 | 14,805 | 1,498 | 30,781 | 22,518 |
| 57 | 0.7 | 805 | 2,816,999 | 2.2 | 129,802 | 0.36 | 1.59 | 70,689 | 0.49 | 1.04 | 680,081 | 0.61 | 0.24 | 1.1 | 15,875 | 1,639 | 33,080 | 24,306 |
| 62 | 0.75 | 863 | 3,091,711 | 2.31 | 129,802 | 0.36 | 1.59 | 75,132 | 0.49 | 1.05 | 728,421 | 0.6 | 0.24 | 1.11 | 16,767 | 1,756 | 35,149 | 25,797 |
| 67 | 0.8 | 920 | 3,356,363 | 2.43 | 129,802 | 0.36 | 1.59 | 76,749 | 0.49 | 1.05 | 773,389 | 0.59 | 0.24 | 1.12 | 17,503 | 1,861 | 36,973 | 27,064 |
| 72 | 0.85 | 978 | 3,724,339 | 2.6 | 129,802 | 0.36 | 1.59 | 78,913 | 0.49 | 1.05 | 824,700 | 0.59 | 0.24 | 1.12 | 18,354 | 1,990 | 38,976 | 28,569 |
| 77 | 0.9 | 1,035 | 3,970,738 | 2.7 | 129,802 | 0.36 | 1.59 | 81,579 | 0.49 | 1.05 | 860,454 | 0.58 | 0.24 | 1.12 | 18,932 | 2,075 | 40,493 | 29,579 |
| 82 | 0.95 | 1,093 | 4,219,352 | 2.81 | 129,802 | 0.36 | 1.59 | 83,219 | 0.5 | 1.05 | 893,076 | 0.58 | 0.24 | 1.13 | 19,438 | 2,153 | 41,820 | 30,484 |
| 87 | 1 | 1,150 | 4,378,569 | 2.88 | 129,802 | 0.36 | 1.59 | 84,609 | 0.5 | 1.05 | 913,896 | 0.58 | 0.24 | 1.13 | 19,764 | 2,200 | 42,718 | 31,049 |
| 92 | 1.05 | 1,208 | 4,584,198 | 2.98 | 129,802 | 0.36 | 1.59 | 85,224 | 0.5 | 1.05 | 935,880 | 0.57 | 0.24 | 1.13 | 20,081 | 2,256 | 43,575 | 31,653 |
| 97 | 1.1 | 1,265 | 4,777,141 | 3.07 | 129,802 | 0.36 | 1.59 | 85,793 | 0.5 | 1.05 | 957,129 | 0.57 | 0.24 | 1.13 | 20,383 | 2,306 | 44,444 | 32,206 |

[29] AuEq [Moz] = Au [Moz] + Cu [Mt] * Copper Price * 2204.62 / Gold Price + Ag [Moz] * Silver Price / Gold Price

Figure 15-5 illustrates the nested pit series for the Super Pit option as a relationship between the contained equivalent gold ounces and stripping ratio. For simplicity the equivalent gold content has been estimated from a relation between metal prices.

Gold prices lower than 410 US$/oz represent the oxide cap. From there to a price of 610 US$/oz, the contained metal increases rapidly with a low stripping ratio. A rapid climb in the stripping ratio is noted up to a gold price of 750 US$/oz. The rapid increase in the stripping ratio indicates the progressive expansion of the high wall, where the incremental ratio is higher than in other zones of the pit and the metal contained below is more expensive to extract.

Over 750 US$/oz, the contained metal curve becomes gentle and parallel to the stripping ratio. The stripping ratio represents progressively smaller expansions of the pit around the main orebody to reach deeper resources.


Contained Equivalent Gold Metal (k Ounces)
Strip Ratio
Gold Price ($/oz)
Ultimate Pit
Contained Eq Au Metal
Strip Ratio

**Figure 15-5: Stripping Ratio Versus Contained Metal – Super Pit Option**

The ore tonnes reported within the ultimate pits are composed of oxide, MacNeill and sulphide material. The oxide tonnage for the Super Pit is 130 Mt of ore with average gold and silver head grades of 0.36 g/t and 1.59 g/t, respectively.

The Super Pit option contains 893 Mt of sulphide ore with average gold, copper and silver head grades of 0.58 g/t, 0.24 % and 1.13 g/t, respectively. The MacNeill ore tonnes in the Super Pit option are 83 Mt with average gold and silver head grades of 0.50 g/t and 1.05 g/t, respectively.

Table 15-10 summarizes the ore tonnes and grades for the Super Pit option.

**Table 15-10: Ultimate Pit Shells Contained Reserves**

| Option | Oxide Ore | | | MacNeill Ore | | | Sulphide Ore | | | | Waste | Total Rock | Contained Metal | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Mt | Au g/t | Ag g/t | Mt | Au g/t | Ag g/t | Mt | Au g/t | Cu % | Ag g/t | Mt | Mt | Au (Moz) | Cu (Mt) | Ag (Moz) | AuEq (Moz)[30] |
| Super Pit | 130 | 0.36 | 1.59 | 83 | 0.5 | 1.05 | 893 | 0.58 | 0.24 | 1.13 | 3,113 | 4,219 | 19.4 | 2.2 | 41.8 | 30.5 |

Figure 15-6 illustrates the ultimate pit shell for the Super Pit option.


Super Pit
N
500 m

**Figure 15-6: Optimal Pit Shells**

[30] AuEq [Moz] = Au [Moz] + Cu [Mt] * Copper Price * 2204.62 / Gold Price + Ag [Moz] * Silver Price / Gold Price

**2012 PFS Super Pit Mineral Reserves**

Using the ultimate pit shells as a starting point, practical pit designs which incorporate access and logical development using phases identified from intermediate Whittle shells were completed.

**Final Super Pit Designs**

A set of nested pit shells was obtained from the pit optimization and used as guides for the design of the intermediate phases and ultimate pit. The general design parameters used in the detailed pit design are those listed previously. Other parameters are listed below.

The bench height used for design is 15 m, matching the block height and the selected loading equipment.

The slope parameters used for pit design were those recommended by AKL and described in the previous section. The actual slope angle input into Whittle was adjusted to include the anticipated number of access ramps in each wall generated from earlier studies. This ensured that practical pit designs closely approximated the Whittle shell used for defining ore reserves and the ultimate pit.

A pushback width of 120 m was considered to provide space for two rope shovels and access for haulage and support equipment onto the bench. A minimum of 100 m was accepted to meet scheduling constraints, with one rope shovel digging area and good accessibility for hauling and other services.

The pit designs consider double exits on the west and north side of the pit providing access to the primary ore and waste crushers, to the leach pad and leach pad stockpiles and to the waste dumps.

Figure 15-7 shows the final pit design of the Super Pit option.

Note that in Figure 15-7, an in-pit platform for the establishment of four in-pit waste crushers is incorporated during the life of the mine. The location of this platform was established during the scoping level in-pit crushing studies completed in June 2011 by NCL, and optimized during this study.



In-Pit Waste Crushers
Platform
Slot
N
500 m

Figure 15-7: Final Pit Design – Super Pit IPCC Option

### Mining Phases Design

The integration of the pit optimization shells with practical access considerations provided the input to design a series of practical mining phases.

In the Super Pit option, the defined pit was divided into sixteen phases based on optimized nested pit shell guidance: gold and copper grade, strip ratio and the ability to access the pit. Numbering of phases includes non-operational Whittle cones, for this reason operational phases are not correlative. Significant milestones during the life of the pit are:

Phase 0 targets the most profitable area of oxide ore and gives an alternative for early production of oxide ore while overall pre-stripping is developed.

Phases 1 and 2 target the shallow sulphide ore and continued mining of the oxide and MacNeill ore.

Phases 3 to 7 progressively enlarge the pit by splitting the northeast and southwest phases of the 120 m wide pushbacks to achieve a balanced stripping ratio in the mine schedule.

Phase 9 contains the development of the in-pit crushing stations for the relocation of the pit-rim waste crushers, and the associated conveyor ramp.

Phase 11 onwards enlarge the pit by 120 m wide pushbacks to complete the final pit.

Figure 15-8 illustrates examples of the mining sequence of the Super Pit option. Each individual mining phase is represented as one bench.



F16 (slot)
F11
F09
F06
F05
F03
F14
F02
F01
F07
F13
F15
N
500 m

Figure 15-8: Mining Sequence – Super Pit Option – Bench 4210

### Super Pit Designs and Optimized Shells

The optimized pit shells and ultimate pit design volumetrics for the Super Pit option are compared in Table 15-11. The two shapes are shown graphically in Figure 15-9.

The ultimate pit design, although slightly bigger, fits well within the Whittle® optimized pit shell. Total material increased by 6% due to the irregular shape of the bottom of the pit and minor deviations of the practical pit design overall slope angles. In addition, there are small increases in the pit volume to accommodate the in-pit crusher stations and the conveyor ramp to remove crushed waste.

Ore quantities and contained metal are practically the same; differences are within an acceptable range.

Table 15-11: Super Pit Option – Design Versus Ultimate Pit Shell Comparison

| Item | Ultimate Shell | Mine Design | Difference (%) |
|---|---|---|---|
| **Oxide Ore** (Mt) | **130** | **130** | **0** |
| Gold Grade (g/t) | 0.36 | 0.36 | 0 |
| Silver Grade (g/t) | 1.59 | 1.59 | 0 |
| **MacNeill Ore** (Mt) | **83** | **84** | **1** |
| Gold Grade (g/t) | 0.5 | 0.5 | 0 |
| Silver Grade (g/t) | 1.05 | 1.05 | 0 |
| **Sulphide Ore** (Mt) | **893** | **889** | **0** |
| Gold Grade (g/t) | 0.58 | 0.58 | 0 |
| Copper Grade (%) | 0.24 | 0.24 | -1 |
| Silver Grade (g/t) | 1.13 | 1.13 | 0 |
| Contained Gold Metal (Moz) | 19.4 | 19.4 | 0 |
| Contained Copper Metal (Mt) | 2.2 | 2.1 | -1 |
| Contained Silver Metal (Moz) | 16.4 | 16.3 | 0 |
| **Total Ore + Waste (Mt)** | **4,219** | **4,486** | **6** |
| Strip Ratio | 3.1 | 3.4 | 9 |


Practical Pit (Red)
Ultimate Pit
(Green)
Bench 4060
Practical Pit
(Red)
Ultimate Pit
(Green)

Figure 15-9: Super Pit Option – Plots of Ultimate Pit Shell Compared to Mine Design

### Tabulation of Contained Ore within Final Pit Designs

Table 15-12 summarizes the contained tonnes and grade of ore for the final pit design and individual mining phases for the Super Pit option. The table considers a profit zero cut-off grade. The ore tonnes in the tables consider Measured and Indicated Resources (M+I) only.

Table 15-12: Super Pit Option – Contained Ore Tonnes and Grade by Phase

| Pit | Oxide Ore | | | MacNeill Ore | | | Sulphide Ore | | | | Waste | Total Rock | Strip Ratio | Contained Metal | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Mt | Au (g/t) | Ag (g/t) | Mt | Au (g/t) | Ag (g/t) | Mt | Au (g/t) | Cu (%) | Ag (g/t) | Mt | Mt | | Au (Moz) | Cu (Mt) | Ag (Moz) | AuEq (Moz)[31] |
| F00 | 33 | 0.33 | 2.07 | 0 | 0 | 0 | 1 | 0.39 | 0.12 | 1.66 | 20 | 54 | 0.59 | 0.4 | 0 | 2.3 | 0.4 |
| F01 | 21 | 0.25 | 1.82 | 0 | 0.5 | 1.07 | 14 | 0.43 | 0.15 | 1.34 | 95 | 130 | 2.73 | 0.4 | 0 | 1.8 | 0.5 |
| F02 | 36 | 0.42 | 1.58 | 0 | 0.43 | 0.74 | 32 | 0.59 | 0.23 | 1.1 | 14 | 82 | 0.21 | 1.1 | 0.1 | 3 | 1.5 |
| F03 | 20 | 0.43 | 1.18 | 1 | 0.38 | 1.13 | 48 | 0.57 | 0.22 | 1.04 | 157 | 225 | 2.32 | 1.2 | 0.1 | 2.4 | 1.7 |
| F05 | 15 | 0.4 | 0.98 | 8 | 0.43 | 0.94 | 53 | 0.65 | 0.23 | 0.96 | 76 | 151 | 1.12 | 1.4 | 0.1 | 2.3 | 2 |
| F06 | 5 | 0.33 | 0.97 | 5 | 0.51 | 0.7 | 51 | 0.62 | 0.22 | 0.96 | 81 | 142 | 1.46 | 1.2 | 0.1 | 1.8 | 1.7 |
| F07 | 0 | 0.18 | 1.06 | 13 | 0.52 | 1.22 | 76 | 0.58 | 0.24 | 1.11 | 291 | 381 | 3.79 | 1.6 | 0.2 | 3.2 | 2.6 |
| F09 | 0 | 0.24 | 0.86 | 25 | 0.51 | 1 | 103 | 0.65 | 0.24 | 1.2 | 330 | 459 | 3.19 | 2.6 | 0.3 | 4.8 | 3.9 |
| F11 | 0 | 0 | 0 | 0 | 0.29 | 0.46 | 68 | 0.62 | 0.27 | 0.92 | 406 | 474 | 5.97 | 1.4 | 0.2 | 2 | 2.3 |
| F13 | 0 | 0 | 0 | 18 | 0.45 | 1.07 | 86 | 0.56 | 0.22 | 1.24 | 205 | 309 | 2.39 | 1.8 | 0.2 | 4 | 2.8 |
| F14 | 0 | 0 | 0 | 0 | 0 | 0 | 85 | 0.63 | 0.28 | 1 | 512 | 597 | 6.03 | 1.7 | 0.2 | 2.7 | 2.9 |
| F15 | 0 | 0 | 0 | 14 | 0.53 | 1.13 | 273 | 0.52 | 0.24 | 1.25 | 1,195 | 1,482 | 4.38 | 4.8 | 0.7 | 11.5 | 8.1 |
| Total | 130 | 0.36 | 1.59 | 84 | 0.5 | 1.05 | 889 | 0.58 | 0.24 | 1.13 | 3,383 | 4,486 | 3.32 | 18 | 2.1 | 39 | 30 |

[31] AuEq [Moz] = Au [Moz] + Cu [Mt] * Copper Price * 2204.62 / Gold Price + Ag [Moz] * Silver Price / Gold Price

## Dilution and Ore Losses

The resource model block size of 25 m long, 25 m wide and 15 m high, is commensurate with the orebody variability and scale of operation. There is no requirement for any mining dilution factor due to the low grade variance, especially near cut-off grades.

The equipment chosen for the project will have more than sufficient capability to mine at selective mining units (SMU's) of much smaller sizes than the current block size. Therefore, neither dilution nor ore losses are considered.

## 2012 PFS Statement of Super Pit Mineral Reserves

From the contained ore tonnages in the designs, a cut-off value of 0.49 US$/t, to cover re-handle costs, was applied for the oxides and MacNeill material. The open pit proven and probable reserves for the Super Pit option is presented in Table 15-13.

**Table 15-13: Open Pit Proven and Probable Mineral Reserves (Carlos Guzman, CChM, October 2011)**

| Option | Open Pit Mineral Proven and Probable Mineral Reserves | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Oxide Ore | | | MacNeill Ore | | | | Sulphide Ore | | | |
| | Mt | Au g/t | Ag g/t | Mt | Au g/t | Cu % | Ag g/t | Mt | Au g/t | Cu % | Ag g/t |
| Super Pit | 124 | 0.38 | 1.62 | 78 | 0.51 | 0.07 | 1.05 | 889 | 0.58 | 0.24 | 1.13 |

The contained ore tonnes listed in Table 15-12, above represent in-pit reserves in practically designed open-pits. However in the case of Oxide and MacNeill mineralization, mine scheduling to allow access to sulphide material at the earliest practical date results in the need to mine and stockpile these two ore types on surface and reclaim them later for processing. The additional cost of re-handling this material were estimated at 0.49 US$/tonne and as a result, in the Super Pit option, approximately 6 Mt of oxides and 2 Mt MacNeill did not deliver sufficient value to cover this additional cost, and have been dropped from final Reserves quoted in Table 15-14

## PFS Reportable Mineral Reserves Statement

Table 15-14 summarizes the proven and probable reserves derived from the measured and indicated resources for the Super Pit option. Particular attention should be taken in Table 15-14 and the assumptions there under.

NCL considers the Measured and Indicated Mineral Resource, contained within the open pit to be estimated in accordance with the CIM definitions.

Table 15-14: Super Pit Case - Mineral Reserves (Carlos Guzman, CChM, October 2011)

| Option | Super Pit | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Oxide Ore | | | MacNeill Ore | | | | Sulphide Ore | | | | Contained Metal (millions) | | |
| | Mt | Au g/t | Ag g/t | Mt | Au g/t | Cu % | Ag g/t | Mt | Au g/t | Cu % | Ag g/t | Au oz | Cu t | Ag oz |
| Proven | 62 | 0,42 | 1,71 | 4 | 0,46 | 0,08 | 0,70 | 321 | 0,62 | 0,26 | 1,10 | 7,3 | 0,8 | 14,8 |
| Probable | 62 | 0,33 | 1,52 | 74 | 0,51 | 0,07 | 1,08 | 568 | 0,55 | 0,23 | 1,15 | 11,9 | 1,3 | 26,6 |
| Total | 124 | 0,38 | 1,62 | 78 | 0,51 | 0,07 | 1,05 | 889 | 0,58 | 0,24 | 1,13 | 19,3 | 2,1 | 41,5 |

**Super Pit Reserves Notes:**

Mineral Reserves are defined within a mine plan with pit phase designs guided by Lerch-Grossman (LG) pit. The LG shell generation was performed on Measured and Indicated materials only, using a gold price of 1,150 US$/oz, a silver price of 20 US$/oz and a copper price of 2.5 US$/lb, a base mining cost of 1.00 US$/t with incremental of 0.025 US$/t per 15 m bench below the pit exit and 0.015 US$/t per 15 m bench above the pit exit. Processing and treatment costs used were 3.40 US$/t of ore and 6 US$/oz of gold and 0.4 US$/oz of silver for oxides, 5.31 US$/t and 6 US$/oz of gold and 0.4 US$/oz of silver for MacNeill and 7.04 US$/t and 6 US$/oz of gold and 0.4 US$/oz of silver for sulphides. Royalties of 3.08 % and 5 % were also applied. Metallurgical recoveries for oxides were 78 % for gold and 34 % for silver. Metallurgical recoveries for MacNeill were 55 % for gold in the upper layers and 30 % in the lower layers and 20% for silver. Silver metallurgical recovery for sulphides was 50 %. Copper and gold metallurgical recovery for sulphides was a function of the head grade, defined as:

Table 15-15: % Cu Head Grade

| % Cu Head Grade | Copper Recovery | Gold Recovery |
|---|---|---|
| 0.0% to 0.05% | 0 | 0 |
| 0.05% to 0.10% | 38% | 30% |
| 0.10% to 0.15% | 68% | 45% |
| 0.15% to 0.20% | 81% | 58% |
| 0.20% to 0.25% | 87% | 65% |
| 0.25% to 0.30% | 89% | 69% |
| >0.30% | >90% to 93% max | 72% |

- Recoveries based on 25% copper concentrate target grade
- Sulphide and oxide ore reserves are reported at 0.00 US$/t

- Leachable MacNeill ore reserves are reported at 0.49 US$/t
- Tonnages are rounded to the nearest 1,000 kt; grades are rounded to two decimal places.
- Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
- Tonnage and grade measurements are in metric units; contained gold and silver are in troy ounces
- The life of mine strip ratio is 3.11

# 16 MINING METHODS

## 16.1 Introduction and Summary

NCL Ingeniería y Construcción SpA (NCL) was commissioned by Exeter Resource Corporation (Exeter) to provide mine planning services for the Caspiche Gold/Copper Project in the Atacama Region of Chile. This work was undertaken to support a Preliminary Economic Assessment (PEA) authored by Alquimia Conceptos (Alquimia).

NCL's Scope of Work is summarized as follows:

- Develop a mine plan and mine production schedule for the life of mine (LOM), for five defined options:
    - **Option 1:** 30 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching
    - **Option 2:** 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 27 ktpd open pit mine for gold and copper sulphide mineralization treated in a conventional concentrator plant
    - **Option 3:** 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 27 ktpd underground mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.
    - **Option 4:** 60 ktpd open pit mine for gold and silver oxide mineralization treated by heap leaching and 12 ktpd open pit mine for gold and copper sulphide mineralization treated in a conventional concentrator plant
    - **Option 5:** 27 ktpd underground mine for gold and copper sulphide mineralization treated in a conventional concentrator plant.

In tabular format this is illustrated as follows:

Table 16-1: Options Summary

| Option | Oxide heap leach 30 ktpd | Oxide Heapleach 60 ktpd | Sulphide Open Pit 27 ktpd | Sulphide Open Pit 12 ktpd | Sulphide Underground 27 ktpd |
|---|---|---|---|---|---|
| Option 1 | YES | | | | |
| Option 2 | | YES | YES | | |
| Option 3 | | YES | | | YES |
| Option 4 | | YES | | YES | |
| Option 5 | | | | | YES |

NCL's scope included:

- Determine the mine equipment and labor requirements for the LOM of the five options
- Estimate the mine initial and sustaining capital and operating costs for the LOM of the five options.

The PEA report work was started in the third quarter 2013 and completed in Q1 2014. NCL prepared the Mining Study under the direct supervision of Mr Carlos Guzmán BSc Mining Engineering, RM Chilean Mining Commission 119, FAusIMM 229036, Director of NCL and Qualified Person as defined in the CIM Guidelines.

The economic analysis contained in the PEA is considered preliminary in nature. No inferred mineral resources form part of the PEA studies and no mineral reserves for the PEA have been established. Mineral resources are not mineral reserves and have no demonstrated economic viability. There is no certainty that economic forecasts outlined in the PEA will be realized. The PEA and the April 2012 Mineral Resource (as defined herein) may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

## 16.2 Conceptual Open Pit Design

*Oxides Standalone at 30ktpd*

A mine plan was developed for the Caspiche Oxide project to process approximately 30,000 tonnes per day (tpd) with a peak total material movement rate of 15 Mt per year. The mine is scheduled to work seven days per week and 360 days per year, 5 days downtime was assumed for weather delays. Each day will consist of two 12 hour shifts. Four mining crews will cover the operation.

This option is based on operating the open pit mine in 8 m benches with a leased fleet of front-end-loaders of 18 cubic metre capacity and trucks with a capacity of 137 tonnes. This type of equipment will develop the required productivity to achieve an annual total material movement of

15 Mt. The selection of front-end-loaders also provides good mining selectivity as defined by grade control activities.

*Oxides at 60ktpd / Sulphides at 27ktpd*

Mine plans were developed to process 60,000 tonnes per day (tpd) of oxides and 27,000 tpd of sulphides in the combined option with a peak total material movement rate of 50 Mt per year. The mine is scheduled to work seven days per week and 360 days per year, 5 days downtime was assumed for weather delays. Each day will consist of two 12 hour shifts. Four mining crews will cover the operation.

This option is based on operating the open pit mine in 16 m benches with a leased fleet of front-end-loaders of 19 cubic metre capacity, hydraulic excavators of 22 cubic metre capacity and trucks with a capacity of 185 tonnes. The selection of hydraulic excavators for this option provides the required productivities.

NCL performed pit optimization and mine planning according to the conclusions of the resource estimate, without introducing any additional factors to account for dilution. The resulting block model is considered to be a fully diluted resource model.

NCL considered 100% mining recovery due to the disseminated characteristics of the mineralized material. Metallurgical recoveries in the heap leach are important so significant efforts on grade control will be required during mining to minimize misclassification of material.

### 16.2.1 Parameters for Mine Design

Table 16-2 summarizes the economic parameters used for Lerch-Grossman economic shell analyses and mine design.

The mining cost unitary breakdown is based on studies developed by NCL during 2011, as part of the previous Pre-feasibility study for a larger production open pit. The estimated average life of project mining cost was separated into various components such as fuel, explosives, tires, parts, salaries etc. according to similar current operations in Chile. Each component was updated for 1st Quarter 2014 prices and exchange rate from Chilean Peso to US dollars. This resulted in the mining cost estimate of approximately US$2.4/t plant feed mined, as shown in Table 16-2.

The metal prices, processing costs, refining costs, and processing recoveries were provided to NCL by Exeter and Alquimia.

**Table 16-2: Lerch-Grossman Optimization Parameters**

| Item | Units | Element | | |
|---|---|---|---|---|
| | | Gold | Copper | Silver |
| **General** | | | | |
| Metal Prices | US$/oz; US$/lb | 1,250 | 2.75 | 15 |
| Open Pit Mining Cost | US$/t mined | | 2.4 | |
| Underground Mining Cost | US$/t mined | | 20 | |
| **Heap Leach** | | | | |
| Recoveries (Oxides) | | | | |
| Overburden | % | 75% | 0% | 34% |
| Oxides | % | 78% | 0% | 34% |
| Operating Cost | | | | |
| Processing + G&A | US$/t processed | | 3.88 | |
| Payability | % | 99.7% | 0.0% | 98.5% |
| Refining | US$/oz | 6 | 0 | 0.4 |
| **Concentrator** | | | | |
| Recoveries (Fresh) | | | | |
| DP Units | %S<=2.0% | 75% | 92% | 40% |
| | 2.0%<%S<=2.5% | 72.5% | 90% | 40% |
| | %S>2.5% | 68% | 86% | 40% |
| Other Units | %S<=2.5% | 70% | 88% | 40% |
| | %S>2.5% | 68% | 86% | 40% |
| Recoveries (Transitional) | % | 57% | 82% | 40% |
| Recoveries (MacNeill) | % | 69% | 75% | 69% |
| Operating Cost | | | | |
| Processing + G&A (Fresh & Transition) | US$/t processed | | 7.8 | |
| Processing + G&A (MacNeill) | US$/t processed | | 9.9 | |
| Payability | % | 97.5% | 96.5% | 90.0% |
| Refining | US$/oz | 10 | 0 | 0.4 |
| TC/RC | US$/t conc | | 80 | |
| | cUS$/lb | | 8 | |
| Transport | US$/t conc | | 60 | |
| **Others** | | | | |
| Royalty (Anglo American) | % | 3.08% | | |
| Royalty (Chilean IEM) | % | 5.00% | | |
| **Pit Slope Angle** | | | | |
| Overall | ° | | 40° | |

NCL calculated a gold equivalent (AuEq) value based on gold copper and silver revenues (prices and recoveries involved). The following formula was used to calculate AuEq values in each block of the model:

$$AuEq[g/t] = Au\,[g/t] + Cu[\%] \times \frac{P_{Cu}[\$/lb]}{P_{Au}[\$/oz]} \times \frac{R_{Cu}[\%]}{R_{Au}[\%]} \times 0.06857\,[g \cdot lb/oz] \times 10{,}000 + Ag[g/t] \times \frac{P_{Ag}[\$/oz]}{P_{Au}[\$/oz]} \times \frac{R_{Ag}[\%]}{R_{Au}[\%]}$$

where Au, Cu and Ag are gold, copper and silver grades, $P_{Au}$, $P_{Cu}$ and $P_{Ag}$ are the Au, Cu and Ag prices (1,250 US$/oz, 2.75 US$/lb and 15 US$/oz, respectively), and $R_{Au}$, $R_{Cu}$ and $R_{Ag}$ are the Au, Cu and Ag projected metallurgical recoveries as per Table 16-2 for the different materials.

### 16.2.2 Pit Optimization Results

*Option 1: Oxides Standalone at 30ktpd*

Table 16-3 shows the results of the optimization run for the oxides standalone option where sulphide material is considered as waste. Nested pit shells were generated for several revenue factors[32] applied to the base case values. Measured and Indicated Mineral Resources were used for the pit evaluation and mine planning. Inferred Resources were treated as waste. The results are also shown graphically in Figure 16-1.

---

[32] Revenue Factor: is a number which escalates up and down (generally varying from 0.3 to 1.5) the revenue generated by all the elements to create the pit shells; revenue factor 1 identifies the mineral which makes breakeven point for a set of selected economic criteria used for the mining and processing scenario

Table 16-3: Pit Optimization Results – Option 1

| Pit | Rev Factor | Material Mt | Strip Ratio | Mineralized Material (Mt) | Au (g/t) | Ag (g/t) |
|---|---|---|---|---|---|---|
| 1 | 0.30 | 8 | 0.03 | 7 | 0.81 | 1.84 |
| 2 | 0.32 | 9 | 0.03 | 9 | 0.80 | 2.00 |
| 3 | 0.34 | 14 | 0.03 | 13 | 0.74 | 2.08 |
| 4 | 0.36 | 17 | 0.03 | 16 | 0.72 | 1.96 |
| 5 | 0.38 | 23 | 0.05 | 22 | 0.68 | 2.07 |
| 6 | 0.40 | 26 | 0.04 | 25 | 0.67 | 2.00 |
| 7 | 0.42 | 31 | 0.07 | 29 | 0.65 | 1.97 |
| 8 | 0.44 | 33 | 0.07 | 31 | 0.64 | 1.94 |
| 9 | 0.46 | 45 | 0.13 | 40 | 0.61 | 1.85 |
| 10 | 0.48 | 49 | 0.12 | 44 | 0.60 | 1.86 |
| 11 | 0.50 | 54 | 0.14 | 48 | 0.59 | 1.81 |
| 12 | 0.52 | 56 | 0.14 | 49 | 0.58 | 1.80 |
| 13 | 0.54 | 61 | 0.14 | 54 | 0.57 | 1.75 |
| 14 | 0.56 | 66 | 0.14 | 58 | 0.56 | 1.74 |
| 15 | 0.58 | 71 | 0.14 | 62 | 0.54 | 1.71 |
| 16 | 0.60 | 73 | 0.14 | 64 | 0.54 | 1.70 |
| 17 | 0.62 | 74 | 0.14 | 65 | 0.54 | 1.69 |
| 18 | 0.64 | 77 | 0.15 | 67 | 0.53 | 1.69 |
| 19 | 0.66 | 79 | 0.16 | 69 | 0.53 | 1.67 |
| 20 | 0.68 | 81 | 0.16 | 70 | 0.52 | 1.67 |
| 21 | 0.70 | 84 | 0.16 | 73 | 0.52 | 1.65 |
| 22 | 0.72 | 89 | 0.17 | 76 | 0.51 | 1.64 |
| 23 | 0.74 | 90 | 0.17 | 78 | 0.50 | 1.64 |
| 24 | 0.76 | 92 | 0.17 | 78 | 0.50 | 1.65 |
| 25 | 0.78 | 96 | 0.18 | 81 | 0.50 | 1.64 |
| 26 | 0.80 | 98 | 0.19 | 82 | 0.49 | 1.63 |
| 27 | 0.82 | 100 | 0.19 | 84 | 0.49 | 1.63 |
| 28 | 0.84 | 103 | 0.19 | 86 | 0.48 | 1.62 |
| 29 | 0.86 | 106 | 0.19 | 89 | 0.48 | 1.61 |
| 30 | 0.88 | 112 | 0.22 | 92 | 0.47 | 1.60 |
| 31 | 0.90 | 113 | 0.22 | 92 | 0.47 | 1.60 |
| 32 | 0.92 | 116 | 0.23 | 94 | 0.47 | 1.59 |
| 33 | 0.94 | 118 | 0.23 | 96 | 0.46 | 1.59 |
| 34 | 0.96 | 122 | 0.24 | 99 | 0.46 | 1.58 |
| 35 | 0.98 | 123 | 0.24 | 99 | 0.46 | 1.58 |
| 36 | 1.00 | 130 | 0.26 | 104 | 0.45 | 1.57 |
| 37 | 1.02 | 131 | 0.26 | 104 | 0.45 | 1.57 |
| 38 | 1.04 | 133 | 0.26 | 106 | 0.45 | 1.56 |
| 39 | 1.06 | 135 | 0.26 | 107 | 0.44 | 1.56 |
| 40 | 1.08 | 138 | 0.27 | 109 | 0.44 | 1.56 |
| 41 | 1.10 | 142 | 0.28 | 111 | 0.44 | 1.56 |
| 42 | 1.12 | 145 | 0.29 | 113 | 0.43 | 1.56 |


Mt
160
140
120
100
80
60
40
20
0
0.0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1.0
1.1
1.2
Revenue Factor
Total Material
Oxide Mineralised Material

**Figure 16-1: Pit Optimization Results – Option 1**

Revenue Factor 1 pit shell (pit 36) was selected as the guide for final pit design for option 1. Table 16-4 shows selected pit shell 36 by resource category

**Table 16-4: Option 1 – Pit Shell 36 by Resource Category**

| Pit Shell 36 | | |
|---|---|---|
| Measured | Mt | 54 |
| | Au g/t | 0.5 |
| | Ag g/t | 1.5 |
| Indicated | Mt | 50 |
| | Au g/t | 0.39 |
| | Ag g/t | 1.65 |
| Total | Mt | 104 |
| | Au g/t | 0.45 |
| | Ag g/t | 1.57 |

*Options 2 & 3: Oxides at 60ktpd / Sulphides at 27ktpd*

Table 16-5 shows the results of the optimization run of the combined option: oxides to heap leach and sulphides to concentrator.

The pit optimization for the combined option was developed assigning value to the oxide material to the heap leach and only the fresh sulphides to the concentrator. Additionally, for the fresh sulphides a minimum grade of 1.1 g/t AuEq was considered.

Transition and MacNeill material were considered as waste during the pit optimization, but thereafter reported within the pit shells.

Measured and Indicated Mineral Resources were used for the pit evaluation and mine planning. Inferred Resources were treated as waste.

The results are also shown graphically in Figure 16-2.

**Table 16-5: Pit Optimization Results – Options 2&3**

| Pit | Rev. Factor | Material (Mt) | Strip Ratio | Material to Heap Leach | | | Material to Concentrator (cog 1.1g/t AuEq) | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | (Mt) | Au g/t | Ag g/t | (Mt) | Au (g/t) | Cu (%) | Ag (g/t) |
| 1 | 0.30 | 7 | 0.03 | 7 | 0.83 | 1.88 | 0.00 | 0.00 | 0.00 | 0.00 |
| 2 | 0.32 | 9 | 0.03 | 8 | 0.80 | 2.01 | 0.01 | 1.03 | 0.11 | 0.78 |
| 3 | 0.34 | 13 | 0.03 | 12 | 0.75 | 2.00 | 0.01 | 1.01 | 0.13 | 0.76 |
| 4 | 0.36 | 16 | 0.03 | 16 | 0.72 | 1.97 | 0.02 | 0.99 | 0.12 | 0.77 |
| 5 | 0.38 | 23 | 0.04 | 22 | 0.68 | 2.07 | 0.05 | 0.93 | 0.14 | 0.80 |
| 6 | 0.40 | 26 | 0.04 | 25 | 0.67 | 2.00 | 0.05 | 0.93 | 0.14 | 0.80 |
| 7 | 0.42 | 30 | 0.07 | 28 | 0.65 | 1.96 | 0.07 | 0.93 | 0.13 | 0.79 |
| 8 | 0.44 | 32 | 0.07 | 30 | 0.64 | 1.94 | 0.1 | 0.95 | 0.12 | 0.85 |
| 9 | 0.46 | 45 | 0.12 | 40 | 0.61 | 1.85 | 0.2 | 0.93 | 0.14 | 0.81 |
| 10 | 0.48 | 48 | 0.12 | 43 | 0.60 | 1.87 | 0.3 | 0.89 | 0.15 | 1.49 |
| 11 | 0.50 | 51 | 0.11 | 46 | 0.59 | 1.82 | 0.3 | 0.87 | 0.16 | 1.41 |
| 12 | 0.52 | 55 | 0.13 | 49 | 0.58 | 1.81 | 0.5 | 0.93 | 0.21 | 1.44 |
| 13 | 0.54 | 61 | 0.12 | 53 | 0.57 | 1.76 | 0.6 | 0.95 | 0.24 | 1.45 |
| 14 | 0.56 | 65 | 0.12 | 57 | 0.56 | 1.75 | 0.6 | 0.93 | 0.24 | 1.41 |
| 15 | 0.58 | 70 | 0.12 | 62 | 0.54 | 1.71 | 0.7 | 0.89 | 0.24 | 1.34 |
| 16 | 0.60 | 145 | 0.32 | 96 | 0.45 | 1.60 | 13 | 0.94 | 0.34 | 1.20 |
| 17 | 0.62 | 158 | 0.37 | 100 | 0.45 | 1.61 | 16 | 0.94 | 0.33 | 1.23 |
| 18 | 0.64 | 186 | 0.47 | 107 | 0.43 | 1.59 | 20 | 0.93 | 0.33 | 1.21 |
| 19 | 0.66 | 201 | 0.50 | 111 | 0.43 | 1.59 | 22 | 0.92 | 0.32 | 1.24 |
| 20 | 0.68 | 336 | 0.93 | 132 | 0.40 | 1.55 | 42 | 0.90 | 0.32 | 1.19 |
| 21 | 0.70 | 384 | 1.09 | 136 | 0.39 | 1.55 | 48 | 0.91 | 0.32 | 1.16 |
| 22 | 0.72 | 430 | 1.24 | 138 | 0.39 | 1.55 | 53 | 0.91 | 0.32 | 1.16 |
| 23 | 0.76 | 462 | 1.33 | 139 | 0.39 | 1.55 | 59 | 0.90 | 0.31 | 1.15 |
| 24 | 0.78 | 552 | 1.58 | 142 | 0.39 | 1.54 | 72 | 0.89 | 0.31 | 1.16 |
| 25 | 0.82 | 624 | 1.77 | 143 | 0.38 | 1.54 | 82 | 0.89 | 0.31 | 1.18 |
| 26 | 0.84 | 737 | 2.02 | 145 | 0.38 | 1.53 | 99 | 0.87 | 0.30 | 1.18 |
| 27 | 0.86 | 830 | 2.24 | 145 | 0.38 | 1.53 | 111 | 0.86 | 0.30 | 1.20 |
| 28 | 0.88 | 872 | 2.29 | 146 | 0.38 | 1.53 | 120 | 0.85 | 0.29 | 1.20 |
| 29 | 0.90 | 974 | 2.51 | 146 | 0.38 | 1.53 | 132 | 0.85 | 0.29 | 1.21 |
| 30 | 0.92 | 1146 | 2.81 | 146 | 0.38 | 1.53 | 155 | 0.84 | 0.29 | 1.23 |
| 31 | 0.94 | 1156 | 2.83 | 146 | 0.38 | 1.53 | 156 | 0.84 | 0.29 | 1.23 |
| 32 | 0.96 | 1532 | 3.23 | 146 | 0.38 | 1.53 | 216 | 0.82 | 0.28 | 1.25 |
| 33 | 0.98 | 1547 | 3.25 | 146 | 0.38 | 1.53 | 218 | 0.82 | 0.28 | 1.25 |
| 34 | 1.00 | 1730 | 3.47 | 146 | 0.38 | 1.53 | 241 | 0.82 | 0.28 | 1.26 |


Mt
(to Heap / to Cocentrator)
Mt (Total Material)
Revenue Factor
Material to Heap Leach
Material to Concentrator (cog 1.1g/t AuEq)
Total Material

**Figure 16-2: Pit Optimization Results – Options 2&3**

Revenue Factor 0.82 pit shell (pit 25) was selected as the guide for final pit design for this combined option.

**Table 16-6: Options 2&3 – Pit Shell 25 by Resource Category**

| Pit Shell 25 | | |
|---|---|---|
| **Material to Heap Leach** | | |
| Measured | Mt | 75 |
| | Au g/t | 0.42 |
| | Ag g/t | 1.54 |
| Indicated | Mt | 68 |
| | Au g/t | 0.34 |
| | Ag g/t | 1.54 |
| Total | Mt | 143 |
| | Au g/t | 0.38 |
| | Ag g/t | 1.54 |
| **Material to Concentrator** | | |
| Measured | Mt | 58 |
| | Au g/t | 0.89 |
| | Cu % | 0.31 |
| | Ag g/t | 1.13 |
| Indicated | Mt | 24 |
| | Au g/t | 0.87 |
| | Cu % | 0.3 |
| | Ag g/t | 1.29 |
| Total | Mt | 82 |
| | Au g/t | 0.89 |
| | Cu % | 0.31 |
| | Ag g/t | 1.18 |

Table 16-7 details the selected pit shell for additional cut-offs applied to the feed material to the concentrator.

Table 16-7: Selected Pit Shell Details – Options 2&3

| Item | Unit | Value |
|---|---|---|
| **Material to Heap Leach (Oxides)** | | |
| Cut-off marginal | Mt | 143 |
| | Au g/t | 0.38 |
| | Ag g/t | 0.38 |
| **Material to Concentrator (Fresh + Transition + MacNeill)** | | |
| Cut-off 1.1 g/tAuEq | Mt | 82 |
| | Au g/t | 0.89 |
| | Cu % | 0.31 |
| | Ag g/t | 1.18 |
| Cut-off 0.8 g/tAuEq | Mt | 119 |
| | Au g/t | 0.78 |
| | Cu % | 0.27 |
| | Ag g/t | 1.17 |
| Cut-off marginal | Mt | 235 |
| | Au g/t | 0.55 |
| | Cu % | 0.19 |
| | Ag g/t | 1.12 |
| Waste | Mt | 246 |
| Total | Mt | 624 |
| Strip Ratio | | 0.65 |

### 16.2.3 Option 1: Pit and Preliminary Mining Phases Design

The final pit design was based on the economic shells obtained at revenue factor 1, with constant overall slope angles defined by geotechnical recommendations of 37° for overburden 43° for strong alteration breccia and 50° for fresh rock. Table 16-8 shows the key open pit design parameters.

NCL engaged AKL to carry out a geotechnical evaluation of the designs of the pits. AKL collated and analyzed all geological, geotechnical and hydrological data collected during exploration operations at Caspiche.

The current mine plan is designed with 8 m benches stacked to 16 m, i.e. double benching for the fresh rock material. Mining costs for this report are based on blasting 8 m benches for the waste and mineralized zones.

Geotechnical recommendations were also considered in the design of additional 40 m wide safety berms when the slope height exceeds 160 m.

Road width of 24 m was considered to accommodate the selected 137 t trucks. NCL used a 10% road gradient which is common in the industry for this type of trucks.

**Table 16-8: Pit Design Parameters**

| Parameter | | Unit | Value |
|---|---|---|---|
| Haul Road Width | | m | 24 |
| Haul Road Grade | | % | 10 |
| Bench Height | | m | 8 |
| Stacked Bench Height with 2 Benches Stacked | | # | 16 |
| Nominal Minimum Mining Phase Width | | m | 100 |
| Batter Angle | | ° | 70° |
| Berm Width | | m | per material type |
| Security Berm Width every 150 m of Pit Wall | | m | 40 |
| **Material Type** | **Batter Height (m)** | **Batter Angle (°)** | **Berm Width (m)** |
| Overburden | 8 | 70 | 7.7 |
| Fresh Rock | 16 | 70 | 7.5 |
| Breccia w/ high alteration | 16 | 70 | 11.3 |

Figure 16-3 shows the final oxide pit design. The pit has two exits on the west side to provide access to the primary crusher and to the waste dump. On the east side there is another exit to access the main waste storage area. The final pit is 1,100 m long in the north-south direction and 890 m wide in the east-west direction. The pit bottom is at the 4,216 m elevation. The highest wall is about 216 m on the south side. The total area disturbed by the pit is about 71.2 hectares.


6937750
6937500
6937250
6937000
6936750
4280
4312
4232
4216
4352
To waste dump
To primary crusher
N
0
125m

Figure 16-3: Final Pit – Option 1

NCL designed a set of four mining phases for this option, shown in plan view in Figure 16-4.

Phase 1 targets the mineralized material with the highest grade and lowest strip ratio in the northern area, this is exploited to 4,264 m.a.s.l in two pit bottoms. Phases 2 and 3 are expansions to the south and west, exploited to 4,216 m.a.s.l and 4,232 m.a.s.l respectively. Phase 4 is the final expansion to the south-east.


N
125m
Phase1
N
125m
Phase2
N
125m
Phase3
N
125m
Phase4

**Figure 16-4: Mining Phases – Option 1**

Table 16-9 summarizes the pit contained resources for the final design pit at several different gold cut-off grades (Au g/t). The tables include only Measured and Indicated Resources using the updated April 2013 block model. Inferred Resources are considered to be waste material.

At the marginal cut-off grade of 0.14 g/t gold for the mineralized overburden material and 0.13 g/t gold for the rest of the oxides, calculated from the economical and metallurgical parameters

detailed in Table 16-2, the final pit contains 107.3 Mt of mineralized material at 0.44 g/t gold and 29.1 Mt of waste material with a 0.27 to 1 strip ratio.

**Table 16-9: Mineral Resources Contained in Final Pit at Various Cut-Off Grades – Option 1**

| Total Cut-Off Au (g/t) | 136.39 Mt Total / 29.12 Mt Waste | | | | |
|---|---|---|---|---|---|
| | Oxides | | Overburden | | Strip Ratio |
| | (kt) | Au (g/t) | (kt) | Au (g/t) | |
| **1.00** | 3 | 1.10 | 0 | 0.00 | 38.34 |
| **0.50** | 34 | 0.70 | 3 | 0.60 | 2.75 |
| **0.40** | 48 | 0.62 | 4 | 0.55 | 1.62 |
| **0.30** | 62 | 0.56 | 7 | 0.46 | 0.99 |
| **0.20** | 83 | 0.48 | 11 | 0.38 | 0.44 |
| **0.15** | 91 | 0.46 | 14 | 0.34 | 0.30 |
| **0.14** | 92 | 0.45 | 14 | 0.33 | 0.28 |
| **0.13** | 93 | 0.45 | 14 | 0.33 | 0.27 |

### 16.2.4 Options 2&3: Pit and Preliminary Mining Phases Design

The final pit design for options 2 and 3 is based on the economic shell obtained at a revenue factor of 0.82 (pit shell 25) with constant overall slope angle of 40 degrees. This shell was smoothed and narrow bottoms eliminated to obtain a non-operative final pit.

Figure 16-5 shows the final pit design. There is a planned exit on the west of the pit which gives access to the ROM pad area and oxides primary crusher. Another exit was planned on the north of the pit to access the waste dumps, sulphides primary crusher and sulphides stockpiles. The first 400 metres of the pit have accesses generated from existing topography.

The final pit is 1,610 m long in the north-south direction and 1,150 m wide in the east-west direction. The pit bottom is at the 3,920 m elevation. The highest wall is about 780 m on the south side. The total area disturbed by the pit is about 143 hectares.


470500
470750
471000
471250
471500
471750
N
6937750
6937500
6937250
6937000
6936750
6936500
4304
4616
3920
4704
0
325m

Figure 16-5: Final Pit – Options 2&3

NCL designed a set of seven mining phases for the Caspiche oxides/sulphides options. Figure 16-6 shows a plan-view of the seven phases.

Phases 1 to 4 are focused on oxides material; following the same general sequence of the previously described oxides standalone option. Phases 5 to 7 are focused on sulphide material, expanding to the east, south and north respectively.


N
Phase1
(Oxides)
250m
Phase2
(Oxides)
250m
Phase3
(Oxides)
250m
Phase4
(Oxides)
250m
Phase5
(Sulphides)
250m
Phase6
(Sulphides)
Phase7
(Sulphides)

**Figure 16-6: Mining Phases – Options 2&3**

Table 16-10 summarizes the pit contained resources for the final design pit and mining phases. The tables include only Measured and Indicated Resources using the updated April 2013 block model. Inferred Resources are considered to be waste material.

According to the economic and metallurgical parameters, the cut-off grades for the different materials and processes are as follows:

- Oxides: 0.13-0.14 g/t AuEq (overburden - rest of oxides; to heap leach)
- Fresh: 0.36 g/t AuEq (to concentrator)
- Transition: 0.42 g/t AuEq (to concentrator)
- MacNeill: 0.43 g/t AuEq (to concentrator)

The total contained oxide material amounts to 143 Mt at 0.38 g/t Au and 1.54 g/t Ag. The total contained resources of sulphides material (fresh and transition) amounts to 192 Mt at grades of 0.56 g/t Au, 0.20% Cu and 1.12 g/t Ag. The total contained resources of MacNeil material amounts to 15 Mt at grades of 0.47 g/t Au, 0.13% Cu and 1.21 g/t Ag. The total amount of waste corresponds to 256 Mt.

Table 16-10: Resources Contained in Final (Oxide Push-Backs) – Options 2&3

| Push-back | PB01 | PB02 | PB03 | PB04 | Total |
|---|---|---|---|---|---|
| **Oxides** | | | | | |
| **Cut-off** | **Marginal** | **Marginal** | **Marginal** | **Marginal** | **Marginal** |
| Mt | 31 | 40 | 24 | 25 | 119 |
| Au g/t | 0.59 | 0.44 | 0.28 | 0.3 | 0.42 |
| Ag g/t | 1.87 | 1.5 | 1.51 | 1.41 | 1.58 |
| **Fresh + Transition** | | | | | |
| **Cut-off** | **Marginal** | **Marginal** | **Marginal** | **Marginal** | **Marginal** |
| Mt | 0.1 | 7 | 23 | 29 | 60 |
| Au g/t | 0.85 | 0.73 | 0.6 | 0.54 | 0.59 |
| Cu % | 0.11 | 0.25 | 0.2 | 0.2 | 0.21 |
| Ag g/t | 0.88 | 1.17 | 1.05 | 1.37 | 1.22 |
| **Cut-off** | **0.8 g/tAuEq** | **0.8 g/tAuEq** | **0.8 g/tAuEq** | **0.8 g/tAuEq** | **0.8 g/tAuEq** |
| Mt | 0.1 | 7 | 13 | 17 | 37 |
| Au g/t | 0.86 | 0.74 | 0.78 | 0.69 | 0.73 |
| Cu % | 0.11 | 0.26 | 0.26 | 0.27 | 0.26 |
| Ag g/t | 0.88 | 1.18 | 1.1 | 1.41 | 1.26 |
| **Cut-off** | **1.1 g/tAuEq** | **1.1 g/tAuEq** | **1.1 g/tAuEq** | **1.1 g/tAuEq** | **1.1 g/tAuEq** |
| Mt | 0 | 5 | 6 | 10 | 22 |
| Au g/t | 0.98 | 0.8 | 1.02 | 0.8 | 0.87 |
| Cu % | 0.13 | 0.3 | 0.33 | 0.31 | 0.31 |
| Ag g/t | 0.77 | 1.24 | 1.16 | 1.42 | 1.3 |
| **Cut-off** | **2.0 g/tAuEq** | **2.0 g/tAuEq** | **2.0 g/tAuEq** | **2.0 g/tAuEq** | **2.0 g/tAuEq** |
| Mt | 0 | 1 | 2 | 1 | 4 |
| Au g/t | 0 | 1.27 | 1.32 | 1.41 | 1.33 |
| Cu % | 0 | 0.45 | 0.46 | 0.45 | 0.46 |
| Ag g/t | 0 | 1.52 | 1.34 | 1.31 | 1.37 |
| **MacNeill** | | | | | |
| **Cut-off** | **Marginal** | **Marginal** | **Marginal** | **Marginal** | **Marginal** |
| Mt | 0 | 0 | 0 | 3 | 4 |
| Au g/t | 0 | 0.51 | 0.51 | 0.42 | 0.42 |
| Cu % | 0 | 0.18 | 0.17 | 0.15 | 0.15 |
| Ag g/t | 0 | 0.51 | 0.74 | 1.17 | 1.16 |
| **Waste** | | | | | |
| Mt | **1** | **8** | **14** | **29** | **52** |
| **Total** | | | | | |
| Mt | **32** | **55** | **61** | **87** | **234** |

Table 16-11: Resources Contained in Final (Sulphide Push-Backs) – Options 2

| Push-back | PB05 | PB06 | PB07 | Total | Total Pit |
|---|---|---|---|---|---|
| Oxides | | | | | |
| Cut-off | Marginal | Marginal | Marginal | Marginal | Marginal |
| Mt | 12 | 6 | 6 | 24 | 143 |
| Au g/t | 0.21 | 0.26 | 0.2 | 0.22 | 0.38 |
| Ag g/t | 1.22 | 1.29 | 1.62 | 1.34 | 1.54 |
| Fresh + Transition | | | | | |
| Cut-off | Marginal | Marginal | Marginal | Marginal | Marginal |
| Mt | 42 | 42 | 49 | 133 | 193 |
| Au g/t | 0.56 | 0.59 | 0.52 | 0.55 | 0.56 |
| Cu % | 0.2 | 0.2 | 0.19 | 0.2 | 0.2 |
| Ag g/t | 1.08 | 1.03 | 1.09 | 1.07 | 1.12 |
| Cut-off | 0.8 g/t AuEq | 0.8 g/t AuEq | 0.8 g/t AuEq | 0.8 g/t AuEq | 0.8 g/t AuEq |
| Mt | 18 | 20 | 20 | 57 | 95 |
| Au g/t | 0.9 | 0.89 | 0.82 | 0.87 | 0.81 |
| Cu % | 0.31 | 0.31 | 0.3 | 0.31 | 0.29 |
| Ag g/t | 1.04 | 1.12 | 1.1 | 1.09 | 1.15 |
| Cut-off | 1.1 g/t AuEq | 1.1 g/t AuEq | 1.1 g/t AuEq | 1.1 g/t AuEq | 1.1 g/t AuEq |
| Mt | 12 | 14 | 12 | 38 | 59 |
| Au g/t | 1.07 | 1.06 | 1.01 | 1.05 | 0.98 |
| Cu % | 0.36 | 0.35 | 0.37 | 0.36 | 0.34 |
| Ag g/t | 1.05 | 1.04 | 1.15 | 1.08 | 1.16 |
| Cut-off | 2.0 g/t AuEq | 2.0 g/t AuEq | 2.0 g/t AuEq | 2.0 g/t AuEq | 2.0 g/t AuEq |
| Mt | 5 | 4 | 3 | 12 | 15 |
| Au g/t | 1.33 | 1.37 | 1.28 | 1.33 | 1.33 |
| Cu % | 0.45 | 0.43 | 0.49 | 0.45 | 0.46 |
| Ag g/t | 1.07 | 1.03 | 1.1 | 1.07 | 1.14 |
| MacNeill | | | | | |
| Cut-off | Marginal | Marginal | Marginal | Marginal | Marginal |
| Mt | 0 | 10 | 1 | 11 | 15 |
| Au g/t | 0.54 | 0.47 | 0.59 | 0.48 | 0.47 |
| Cu % | 0.17 | 0.12 | 0.18 | 0.13 | 0.13 |
| Ag g/t | 1.21 | 1.28 | 0.57 | 1.22 | 1.21 |
| Waste | | | | | |
| Mt | 43 | 112 | 50 | 204 | 256 |
| Total | | | | | |
| Mt | 97 | 169 | 106 | 372 | 606 |

### 16.2.5 Waste and Stockpile Storage Areas

The waste storage areas were designed in 15 m lifts. Each lift is constructed at an approximate angle of repose of 37°. A 35 m set-back between three lifts maintains the overall angle at 26° to facilitate reclamation and long term stability.

During the pre-production period, the oxides ROM pad area will be constructed close to the primary crusher for later re-handling. The ROM pad was designed as a single lift 25 m high.

Low grade oxide material will be mined and hauled to a stockpile located close to the primary crusher. This material will be re-handled and will become part of the plant feed in later years. The total low grade oxides stockpile capacity amounts to 30 Mt The low grade stockpile was designed in 10 m lifts with a 24 m wide ramp at 10% slope and with a 12 m set-back every 50 m. The resulting angle of the stockpile is 26°.

_Option 1: Oxides Standalone at 30ktpd_

One waste rock storage area to the north of the pit was designed for this option with a design capacity of 36 M tonnes. The final configuration is shown in Figure 16-7.

_Options 2 & 3: Oxides at 60ktpd / Sulphides at 27ktpd_

Two waste rock storage areas to the north / north east of the pit were designed for these options, up to elevations of 4,400 m.a.s.l and 4,575 m.a.s.l respectively. The designed capacity is 70 M tonnes for the north dump and 130 M tonnes for the north-east dump.

Sulphide material will be mined and hauled to a stockpile located to the west of the north dump. This material will be re-handled and will become part of the concentrator plant feed from year 6. The total sulphides stockpile capacity amounts to 25 Mt. The low grade stockpile was designed in 10 m lifts with a 24 m wide ramp at 10% slope and with a 12 m set-back every 50 m. The resulting angle of the stockpile is 26°.

The final configuration is shown in Figure 16-8.


470,000 E
470,500 E
471,000 E
471,500 E
N
6,938,500 N
Waste Dump
4355
6,938,000 N
4310
4280
6,937,500 N
4312
4232
4216
4328
6,937,000 N
4352
4380
4405
4368
High Grade Stockpile
(pre-stripping)
4440
6,936,500 N
4490
Low Grade
Stockpile

Figure 16-7: General Layout – Option 1


470,000 E
471,000 E
472,000 E
473,000 E
N
4445
Sulphides Low
Grade Stockpile
4400
Waste Dump
6,938,000 N
4304
4575
Waste Dump
4616
3920
6,937,000 N
4405
Oxides High Grade
Stockpile (pre-stripping)
4704
4540
Oxides Low
Grade Stockpile
6,936,000 N
0
250m

Figure 16-8: General Layout – Options 2

## 16.3 Conceptual Underground Design

### 16.3.1 General

Previous underground designs for the sulphide deposit have included massive mining methods such as block caving. More selective underground methods trying to recover the higher grade zones by sub level stoping were not considered in these previous analyses. The underground design for this Report now considers sub level stoping as a means to extract higher grade material from within the overall underground sulphide resource.

The scope of work completed included stope designs including cut-off grade (COG) estimates and estimation of mining inventory including dilution and recovery for the resource to be mined.

This section incorporates the following activities:

- Mining methods
- Underground mining inventory
- Production sequencing
- Mine scheduling
- Equipment fleet
- Mine personnel.

### 16.3.2 Mining Methods

Examination of the sulphide underground resources indicates that there is a high grade (AuEq>2.0 g/t) area in the Diorite Porphyry (DP) surrounded by a medium grade (AuEq>1.5 g/t) zone. Lower grades are found outside of those areas. Figure 16-9 illustrates this in a plan view and as a section showing grade distribution.


AuEq² > 2.0 gpt
AuEq² : 1.0 - 1.5 gpt
AuEq² : 1.5 - 2.0 gpt
500 m
DP
AuEq² > 2.0 gpt
AuEq² : 1.5 - 2.0 gpt
AuEq² : 1.0 - 1.5 gpt

**Figure 16-9: Sulphide Resources Grades Distribution**[33]

DP in the above vertical cross section references the diorite porphyry unit at Caspiche, the main host rock of the higher grade core of the deposit.

---

[33] $AuEq^2$: The following formula was used in calculating AuEq values in each block of the model:

$$AuEq[g/t] = Au[g/t] + Cu[\%] \bullet \left(\frac{P_{Cu}[\$/lb]}{P_{Au}[\$/oz]}\right) \bullet \left(\frac{R_{Cu}[\%]}{R_{Au}[\%]}\right) \bullet 0.06857[g\text{-}lb/oz] \bullet 10{,}000 + Ag[g/t] \bullet \left(\frac{P_{Ag}[\$/oz]}{P_{Au}[\$/oz]}\right) \bullet \left(\frac{R_{Ag}[\%]}{R_{Au}[\%]}\right)$$

Where Au, Ag and Cu are the block kriged gold, silver and copper grades, PAu, PAg and PCu are the gold, silver and copper prices (1,250 US$/oz., 15US$/oz. and 2.75 US$/lb, respectively). RAu and RCu are the Au and Cu projected metallurgical recoveries based on a number of S % thresholds. Table 14-31 details the recovery factors for gold, silver and copper within the oxidized, and sulphide domains and the DP and Non-DP stratigraphic units using a sulphur threshold determined by and provided by Exeter.

Open stoping has been considered as the underground mining method to be applied. Definitions of different horizons and mining phases, based on grades and productivities were determined.

Geotechnical input from NCL's geotechnical consultants, AKL was used in the design of the mining method and AKL have approved the final layouts and sequencing used in this report.

Given the geometry of the deposit, an open blast hole stoping mining method including paste backfilling was used. An example of this mining method as it applies to the Caspiche deposit is illustrated in Figure 16-10.


40 m.
30 m.
SECONDARY STOPE
DRILLING DRIFT
PRIMARY STOPE
CEMENTED BACKFILL
50 m.
HAULING DRIFT
UNDERCUT DRIFT
PRIMARY STOPE
CEMENTED BACKFILL

Figure 16-10: Basic Blast hole Stoping Method

Each stope has the following dimensions:

- Length : 40 m
- Width : 30 m
- Height : 50 m

The typical stope layout requires both an upper and lower sill drift. The upper sill drift serves as the drill platform, while the lower sill drift serves as the undercut level and connects to the drawpoint drifts. The unit operations or activities required to mine or "cycle" an open blast hole stope are listed below:

- Slot Development
- Blast hole Drilling
- Blasting
- Mucking
- Filling

The mining sequence in a stope can be summarized as follows:

- A drilling drift (5 m x 5 m) at the top of the stope is developed
- An undercut drift (5 m x 5 m) at the bottom of the stope is developed
- Four drawpoint drifts (5 m x 5 m) are then developed in the undercut level connecting the hauling drift
- A Vertical Crater Retreat (VCR) (3 m x 3 m) slot raise is constructed at the stope limit
- The slot is slashed to the total stope width
- Drill and blast the undercut and stope benches or rings
- Mucking the stopes with LHD
- Backfill the stopes.

### 16.3.3 Preliminary Design Criteria

The first stage of the mine design interrogated the geological block model and created the production entities for the selected mining method. Cut-off grades were estimated to define the boundaries.

According to the mine inventory equivalent gold distribution and considering the geotechnical information and recommendations, the higher grade zones located in the DP zones were the initial target. Medium grades, were the secondary target and finally low grades will be mined.

The second stage of the mine design involved laying out the declines, level drifts, access ramps, ventilation raises and accesses.

Five different horizontal areas and a crown pillar were defined, as shown in Figure 16-11. Each horizon is composed of three stope levels and is limited vertically by a 50 m high sill pillar. This sill pillar will be mined using the same stopes layout only after the lower and upper horizons have been fully filled.


4300 L
4100 L
3900 L
3700 L
3500 L
3300 L
3100 L
N
AuEq >=2.0
AuEq 1.5-2.0
AuEq 1.0-1.5
Truck Ramp
Sill Pillar 3900-3950
Sill Pillar 3700-3750
Belt Conveyor Ramp
Sill Pillar 3500-3550
Sill Pillar 3300-3350
400 m
Central Ramp
6938000 N
6937500 N
6937000 N

**Figure 16-11: Mining Horizons**[34]

---

[34] AuEq: The following formula was used in calculating AuEq values in each block of the model:

$$AuEq[g/t] = Au[g/t] + Cu[\%] \bullet \left(\frac{P_{Cu}[\$/lb]}{P_{Au}[\$/oz]}\right) \bullet \left(\frac{R_{Cu}[\%]}{R_{Au}[\%]}\right) \bullet 0.06857[g\text{-}lb/oz] \bullet 10{,}000 + Ag[g/t] \bullet \left(\frac{P_{Ag}[\$/oz]}{P_{Au}[\$/oz]}\right) \bullet \left(\frac{R_{Ag}[\%]}{R_{Au}[\%]}\right)$$

Where Au, Ag and Cu are the block kriged gold, silver and copper grades, PAu, PAg and PCu are the gold, silver and copper prices (1,250 US$/oz., 15US$/oz. and 2.75 US$/lb, respectively). RAu and RCu are the Au and Cu projected metallurgical recoveries based on a number of S % thresholds. Table 14-31 details the recovery factors for gold, silver and copper within the oxidized, and sulphide domains and the DP and Non-DP stratigraphic units using a sulphur threshold determined by and provided by Exeter

### 16.3.4 Cut-off Grade Estimate

The break-even cut-off grade (COG) is one of the key parameters to be determined prior to stope and mine design. COG's are used to identify whether material is classified as economic, at or above the COG, or waste, below the COG. The COG is a function of operating costs, metal prices, royalties and process recoveries.

The mine COG considers mining, processing and overhead operating costs.

| | |
|---|---|
| Break even cut-off grade (g/t) = | (Mining Cost + Process Cost + G&A) x (1- Chilean Royalty) |
| (BECOG) | (Payable Au x Gold Recovery) x (Gold price – Gold Refining Cost - Copper Charges) x (1-Anglo Royalty) x (1-Chilean Royalty) |

Preliminary COG for a 27 ktpd production based on estimated operating costs, royalties and process recoveries rate was calculated for the purpose of generating mineable stopes.

Technical and economic parameters used in the COG estimates are included in Table 16-12.

Table 16-12: Technical and Economic Parameters used for COG Estimate

| Item | Unit | Value |
|---|---|---|
| Gold Price | US$/oz | 1,250 |
| Gold Recovery | % | 72 |
| Copper Price | US$/lb | 2.75 |
| Copper Recovery | % | Variable |
| Processing Cost | US$/t | 7.8 |
| Underground Mine Cost | US$/t | 18 |
| G&A Costs | US$/t | 1.2 |
| Gold Refining Cost | US$/oz | 6 |
| Treatment Charges | US$/t conc. | 80 |
| Refining Charges | US$/lb | 0.08 |
| Concentrate Transport Cost | US$/t conc. | 60 |
| Payable Gold | % | 98 |
| Payable Copper | % | 96.6 |
| Anglo Royalty | % | 3.08 |
| Chilean Royalty | % | 5 |
| Concentrate Grade | % Cu | 26 |
| Concentrate Grade | Au g/t | 61 |

Cut-off grade value for the underground mine was calculated as 1.10 g/t AuEq.

### 16.3.5 Dilution

The actual diluted tonnage for each stope and the concomitant loss for adjacent stopes are calculated for each stope. Dilution depends on the nature of each of the stope walls determined by consideration of the status of each side adjacent stope: Either it has not yet been stoped, therefore, rock dilution is at the grade of the adjacent stope, or it has been filled, and fill dilution is at a grade of zero.

A lateral over-excavation of 0.7 m on each side of the stope has been assumed. The dilution material for secondary stopes will be backfill from both sides. Using zero grade as diluting material, mined grades for secondary benching stopes will be diluted by 4%. Undercuts will not be affected by dilution in primary or secondary stopes.

### 16.3.6 Underground Mining Inventory

Mineable Shape Optimiser (MSO) was used to identify contiguous areas of mineralization above the COG within the sulphide region. The stope sizes selected for the analysis were 40 m long by 30 m wide x 50 m high.

The mining inventory for the underground sulphide has considered only Measured and Indicated Resources. Any Inferred Resources included in the mining units were considered as having zero grade.

The mining units used for this study have the same dimensions as the stope units described in Section 16.3.2. Mining units with a grade greater than the cut-off grade were included in the total inventory.

Table 16-13 presents the mining inventory split by grade quality.

**Table 16-13: Sulphide Mining Inventory**[35]

| Material | Tonnage (Mt) | Au Eq (g/t) | Cu (%) | Au (g/t) | Ag (g/t) | S (%) | As (ppm) |
|---|---|---|---|---|---|---|---|
| Low Grade | 198 | 1.27 | 0.31 | 0.68 | 1.29 | 1.5 | 309 |
| Medium Grade | 120 | 1.68 | 0.39 | 0.94 | 1.66 | 1.34 | 358 |
| High Grade | 32 | 2.12 | 0.44 | 1.29 | 1.71 | 1.17 | 439 |
| **Total** | **351** | **1.49** | **0.35** | **0.83** | **1.45** | **1.41** | 338 |

The breakdown by category is presented in Table 16-14.

[35] The reader is cautioned that the mining study is part of a preliminary economic assessment that is preliminary in nature. There is no certainty that the preliminary economic assessment will be realized. No mineral reserves have been estimated.

Table 16-14: Sulphide Mining Inventory by Category

| Category | Measured | | | | Indicated | | | |
|---|---|---|---|---|---|---|---|---|
| | Tonnage (Mt) | Cu (%) | Au (g/t) | Ag | Tonnage (Mt) | Cu (%) | Au (g/t) | Ag |
| Low Grade | 24 | 0.45 | 1.28 | 1.58 | 8 | 0.42 | 1.3 | 2.07 |
| Medium Grade | 103 | 0.31 | 0.68 | 1.28 | 96 | 0.31 | 0.69 | 1.3 |
| High Grade | 62 | 0.39 | 0.95 | 1.49 | 58 | 0.38 | 0.94 | 1.83 |
| **Total** | **188** | **0.35** | **0.84** | **1.39** | **162** | **0.34** | **0.81** | **1.53** |

### 16.3.7 Conceptual Underground Mine Design

A typical mine layout has been assumed for the proposed blast hole stoping. During the initial years, mineralized material will be trucked to surface. After production year 3, an underground sizer will be installed and the mineralized material will be transported to surface by a belt conveyor and discharged at the primary crusher feed.

The main infrastructure is presented in Figure 16-12.


High Grade Material
Truck Ramp
Spiral Ramp
Belt Conveyor Drift
Underground Sizer

Figure 16-12: Main Infrastructure

The general concept for plant feed handling when the underground sizer operates is as follows:

- Loading by LHD from stopes and dumping in a transfer station
- Loading to 40 t trucks (type Volvo A40)
- Hauling to an ore pass
- Crushing
- Belt conveying to surface

Figure 16-13 illustrates this concept.


HAULING LEVEL
EXHAUST
VENTILATION RAISE
OREPASS
OREPASS
HAULING LEVEL
EXHAUST
VENTILATION RAISE
ROM SILO
FRESH AIR
VENTILATION RAISE
CRUSHER CHAMBER
MAIN CONVEYOR BELT
CONVEYOR BELT DRIFT
APRON FEEDER

**Figure 16-13: Plant Feed Handling**

A conceptual design has been completed for paste backfill distribution where required. A pipeline 2,500 m long is designed to run on surface, the paste backfill will then be introduced to the mining area through the truck decline connecting to the 4,000 Level Backfill Transfer Station. From 4,000 Level, the paste fill will be delivered to the other levels through inclined sub-vertical

holes, at an angle of 65° to 75°. The paste backfill distribution system concept is presented in Figure 16-14.



BACKFILL PLANT
PUMP
ROAD
TRUCK DECLINE (15%)
PASTE FILL DRIFT
4000 m a.s.l
GRAVITY
PIPE FROM BACKFILL PLANT TO PORTAL
2500 m
1057 m
PASTEFILL DRIFT 233m
TRUCK DECLINE (15%)
4000 m a.s.l
Pipe Lenghts
- From BACKFILL PLANT to Portal = 2500 m
- From Portal to Paste Fill Drift = 1057 m
- Paste Fill Drift = 233 m
INTERLEVEL DECLINE
4250 L
4000 L
3750 L
3500 L
3250 L

**Figure 16-14: Schematic of Paste Fill Distribution**

The ventilation system is composed of a number of fresh ventilation raises of 5 m diameter combined with exhaust air raises also of 5 m diameter. Declines are also used for exhaust air. Figure 16-15 presents the schematics for the main ventilation system.

An underground workshop was considered. This building will include heavy and light workshop facilities with adjacent warehouse, lubrication storage and waste oil tank and oil change area.

An external wash-down area will be provided for the vehicle workshops.


Exhaust air
Fresh air
Exhaust air
4450 L
4400 L
4350 L
4300 L
4250 L
4200 L
4100 L
4050 L
4000 L
3950 L
3900 L
3850 L
3800 L
3750 L
3700 L
3600 L
3550 L
3500 L
3450 L
3400 L
3350 L
3300 L
3250 L
3200 L
3150 L
3100 L
3050 L

**Figure 16-15: Schematic of the Ventilation System**

## 16.4 Mine Production Schedules

Mine production schedules were developed to show the mineralized material tonnes and grades, tonnes of waste material and tonnes of total material by year for the life of the mine for the five defined options.

For the open pits, the distribution of mineralized material and waste contained in each of the mining phases was used to develop the schedule, ensuring that criteria such as continuous material exposure, mining accessibility, and consistent material movements were met.

NCL used an in-house developed system to evaluate several potential mine production schedules. Required annual throughput rate and user specified annual total material movements are provided to the algorithm, which then calculates the mine schedule. Several runs at various proposed total material movement schedules and different operating cut-off grades for the year were carried out to determine an efficient production schedule strategy. It is important to note

that this program is not a simulation package, but a tool for calculation the mine schedule and haulage profiles for a given set of phases and constraints that must be set by the user.

The mine plans developed by NCL do not include any special provisions for dilution as the resource block model is considered to be already diluted.

NCL considered a 100% open pit mining recovery due to the low strip ratio. Nevertheless, careful grade control must be carried out during mining to minimize misplaced material.

Grade control efforts will need to take advantage of all the experience of selective mining to ensure the material classes are properly selected and processed. These efforts should include the following standard procedures:

- Implement an intense and systematic program of sampling, mapping, laboratory analyses, and reporting
- Utilize specialized in-pit, bench sampling drills for sampling well ahead of production drilling and blasting
- Maintain top laboratory staff, equipment, and procedures to provide accurate and timely assay reporting
- Utilize trained geologists and technicians to work with excavator operators in identifying, marking, and selectively mining and dispatching crusher feed and waste.

### 16.4.1 Option 1

As noted previously, 0.13 - 0.14 g Au/t corresponds to the marginal cut-off that defines the separation between mineralized material and waste. NCL used an operational cut-off grade higher than the marginal cut-off grade as a strategy to improve the plant feed grade during the first three years of production. The material with grades between the marginal cut-off and the operational cut-off are stockpiled for later re-handling.

Table 16-15 shows the final production schedule and plant feed, specifying the high and low grade material for each mining year. The schedule is based on 11 Mt per year plant feed. The low grade material is defined as that between 0.13 - 0.14 g Au/t and the operating cut-off grade for the year. The table also shows the total material movement from the mine by year, which peaks at 15 Mt during commercial production. The number of benches it is possible to mine in a year in any single phase is the limit to production.

The preproduction period mines a total of 5 Mt in order to expose sufficient material to provide reliable crusher feed at the start of commercial production in Year 1 and rock for the construction of the leach pad base and ROM pad. The preproduction period is completed in approximately 12

months. The mineralized material mined during preproduction will be stockpiled near the crusher to make up part of Year 1 plant feed.

The total mined waste considers two main destinations, the main waste storage area and the leach pad for construction:

- Waste requirements for leach pad construction were provided to NCL by Alquimia and amounts to 3 Mt
- Mine waste storage corresponds to the difference between the total mined waste from the mine production schedule and the requirement for the leach pad construction. One waste rock storage area at the north of the pit was designed for this option.

The mined mineralized material will be hauled to the primary crusher for direct tipping. Low grade material will be mined and hauled to a stockpile located close to the primary crusher. This material will be re-handled and will become part of the plant feed in later years. The total low grade material amounts to 8 Mt and the maximum size of the stockpile is 7 Mt.

The plant feed schedule is shown in Table 16-15. The table illustrates that Year 1 consists of material mined during preproduction and Year 1. Table 16-16 shows the plant feed by resource category

**Table 16-15: Mine Schedule and Plant Feed – Option 1**

| Period | COG Oxide | Oxide | | Oxides - Low Grade | | Waste | Total Mined | Total Plant Feed | |
|---|---|---|---|---|---|---|---|---|---|
| | Au (g/t) | (Mt) | AuEq (g/t) | Mt | AuEq (g/t) | (Mt) | (Mt) | Mt | Au (g/t) |
| Y00 | 0.35 | 1 | 0.57 | 1 | 0.23 | 3 | 5 | | |
| Y01 | 0.30 | 10 | 0.57 | 3 | 0.22 | 2 | 15 | 11 | 0.57 |
| Y02 | 0.20 | 11 | 0.57 | 2 | 0.17 | 2 | 15 | 11 | 0.57 |
| Y03 | 0.20 | 11 | 0.58 | 1 | 0.17 | 2 | 15 | 11 | 0.58 |
| Y04 | 0.14 | 11 | 0.44 | 0 | 0.14 | 4 | 15 | 11 | 0.44 |
| Y05 | 0.13 / 0.14 | 10 | 0.47 | | | 5 | 15 | 11 | 0.43 |
| Y06 | 0.13 / 0.14 | 11 | 0.35 | | | 4 | 15 | 11 | 0.35 |
| Y07 | 0.16 / 0.14 | 11 | 0.37 | 0 | 0.15 | 3 | 14 | 11 | 0.37 |
| Y08 | 0.18 / 0.14 | 11 | 0.39 | 0 | 0.16 | 2 | 14 | 11 | 0.39 |
| Y09 | 0.13 / 0.14 | 11 | 0.41 | | | 2 | 13 | 11 | 0.40 |
| Y10 | | | | | | | | 6 | 0.20 |
| **Total** | | **99** | **0.46** | **8** | **0.20** | **29** | **136** | **107** | **0.44** |

Table 16-16: Option 1 – Plant Feed by Resource Category

| Total Plant Feed | | | | | |
|---|---|---|---|---|---|
| Measured | | Indicated | | Total | |
| Mt | Au (g/t) | Mt | Au (g/t) | Mt | Au (g/t) |
| 3 | 0.6 | 8 | 0.55 | 11 | 0.57 |
| 7 | 0.63 | 4 | 0.47 | 11 | 0.57 |
| 8 | 0.65 | 4 | 0.44 | 11 | 0.58 |
| 6 | 0.49 | 5 | 0.38 | 11 | 0.44 |
| 5 | 0.63 | 7 | 0.29 | 11 | 0.43 |
| 6 | 0.32 | 5 | 0.39 | 11 | 0.35 |
| 6 | 0.36 | 5 | 0.38 | 11 | 0.37 |
| 9 | 0.4 | 2 | 0.38 | 11 | 0.39 |
| 6 | 0.44 | 5 | 0.36 | 11 | 0.4 |
| 3 | 0.19 | 3 | 0.2 | 6 | 0.2 |
| **58** | **0.48** | **49** | **0.39** | **107** | **0.44** |

### 16.4.2 Option 2

Table 16-17 shows the final production schedule on yearly basis. The schedule is based on 22 Mt per year plant feed for a heap leach operation of 60,000 tpd. According to the sulphides material distribution in depth and the established mining rate, it was only possible to obtain a reliable plant feed to the concentrator, based on 27,000 tpd from Year 6 of production.

The table also shows the total material movement from the mine by year, which peaking at 50 Mt during commercial production from Year 4. The number of benches it is possible to mine in a year in any single phase is the limit to production.

The preproduction period mines a total of 6 Mt in order to expose sufficient oxide material to provide reliable crusher feed at the start of commercial production in Year 1 and rock for the construction of the leach pad base and ROM pad. The preproduction period is completed in approximately 12 months. The mineralized material mined during preproduction will be stockpiled near the crusher to make up part of Year 1 plant feed.

The initial three years of production are focused only on the oxide phases to feed the heap leach operation. The sulphide material mined during this period is stockpiled to the north of the pit, close to the concentrator primary crusher.

Stripping for sulphides push-backs is developed during Years 4 and 5 (phases 5 and 6), with a total material movement of 23 Mt during these two years, feed commences to the concentrator in Year 6.

The total mined waste considers three main destinations, the main waste storage areas, the leach pad for construction and the tailings dam construction.

- Waste requirements for leach pad construction were provided to NCL by Alquimia and amounts to 3 Mt
- Waste requirement for tailings dam construction from Year 5, provided to NCL by Alquimia and amounts to 57 Mt, from Year 4 through Year 9
- Mine waste storage corresponds to the difference between the total mined waste from the mine production schedule and the requirement for construction of the leach pad and tailings dam. Two waste rock storage areas at the north and north-east of the pit were designed for this option.

The oxide and sulphide mineralized material will be hauled to the primary crushers for direct tipping. Low grade materials will be mined and hauled to stockpiles located close to the primary crushers. This material will be re-handled and will become part of the plant feed in later years. The maximum size of the oxide stockpile is 14 Mt in Year 4 and the maximum size of the sulphide stockpile corresponds to 121 Mt in Year 14.

The plant feed schedule is shown on Table 16-17. The table illustrates that Year 1 consists of material mined during preproduction and Year 1. Table 16-19 shows the plant feed by resource category.

The heap leach is planned to operate at 60,000 tpd or 22 Mt per year, during the initial 5 year period. Due to lower quantities of oxide material within the sulphides push-backs in phases 5, 6 and 7, only 16 Mt of mineralized material is fed to the plant during Year 6. The oxide material is stockpiled from Year 7 through Year 11 and the total mined production of 17 Mt is fed to the plant during Year 11 as a single campaign. The remaining 0.3 Mt of oxide material mined during Year 12 was not sent to the plant.

The concentrator is planned to operate from Year 6 through Year 18 at a rate of 27,000 tpd. At the end Year 18 there are still 96 Mt of low grade sulphide material on the stockpile, which was not sent to the plant; there is potential to process this material if market conditions change.

Table 16-17: Mine Schedule – Option 2

| Period | Oxide | | | Fresh + Transition (Total) | | | | Fresh + Transition AuEq(g/t) ≥2.0 | Fresh + Transition AuEq(g/t) ≥1.1 | Fresh + Transition AuEq(g/t) ≥0.8 | MacNeil | | | | Waste | Total Mined |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Mt | Au (g/t) | Ag (g/t) | Mt | Au (g/t) | Cu (%) | Ag (g/t) | Mt | Mt | Mt | Mt | Au (g/t) | Cu (%) | Ag (g/t) | Mt | Mt |
| Y00 | 3 | 0.50 | 3.47 | | | | | | | | | | | | 3 | 6 |
| Y01 | 22 | 0.47 | 2.16 | | | | | | | | | | | | 12 | 34 |
| Y02 | 27 | 0.48 | 1.53 | 0 | 0.84 | 0.11 | 1.05 | | 0 | 0 | | | | | 8 | 35 |
| Y03 | 28 | 0.41 | 1.33 | 1 | 0.61 | 0.13 | 1.77 | 0 | 0 | 1 | | | | | 6 | 35 |
| Y04 | 22 | 0.33 | 1.42 | 4 | 0.57 | 0.18 | 1.48 | 0 | 2 | 3 | 0 | 0.55 | 0.39 | 2.11 | 23 | 50 |
| Y05 | 11 | 0.33 | 1.30 | 21 | 0.49 | 0.17 | 1.21 | 1 | 4 | 9 | 1 | 0.46 | 0.11 | 0.83 | 17 | 50 |
| Y06 | 13 | 0.28 | 1.19 | 13 | 0.56 | 0.20 | 1.20 | 0 | 4 | 8 | 2 | 0.39 | 0.16 | 1.32 | 23 | 50 |
| Y07 | 5 | 0.24 | 1.14 | 23 | 0.54 | 0.20 | 1.17 | 2 | 7 | 11 | 1 | 0.43 | 0.22 | 1.43 | 21 | 50 |
| Y08 | 0 | 0.32 | 0.57 | 26 | 0.50 | 0.19 | 1.12 | 1 | 6 | 11 | 0 | 0.51 | 0.19 | 1.26 | 24 | 50 |
| Y09 | 2 | 0.22 | 1.28 | 12 | 0.89 | 0.30 | 0.96 | 3 | 8 | 10 | | | | | 36 | 50 |
| Y10 | 6 | 0.21 | 1.68 | 4 | 0.70 | 0.23 | 1.06 | 1 | 2 | 2 | 2 | 0.48 | 0.08 | 1.28 | 38 | 50 |
| Y11 | 3 | 0.26 | 1.30 | 15 | 0.34 | 0.11 | 1.17 | 0 | 1 | 2 | 6 | 0.47 | 0.13 | 1.34 | 25 | 50 |
| Y12 | 0 | 0.39 | 0.66 | 31 | 0.46 | 0.17 | 1.07 | 1 | 5 | 10 | 3 | 0.49 | 0.17 | 0.95 | 15 | 50 |
| Y13 | | | | 22 | 0.57 | 0.20 | 0.99 | 2 | 6 | 10 | 0 | 0.70 | 0.19 | 1.47 | 3 | 25 |
| Y14 | | | | 16 | 0.79 | 0.28 | 1.00 | 2 | 10 | 13 | | | | | 1 | 17 |
| Y15 | | | | 5 | 1.08 | 0.41 | 1.20 | 2 | 4 | 5 | | | | | 0 | 5 |
| **Total** | **143** | **0.38** | **1.54** | **193** | **0.56** | **0.20** | **1.11** | **15** | **59** | **95** | **15** | **0.47** | **0.13** | **1.21** | **256** | **606** |

Table 16-18: Plant Feed – Option 2

| Period | Heap Leach | | | Concentrator | | | | Low Grade Sulphides Stockpile Level |
|---|---|---|---|---|---|---|---|---|
| | Mt | Au (g/t) | Ag (g/t) | Mt | Au (g/t) | Cu (%) | Ag (g/t) | Mt |
| Y00 | | | | | | | | |
| Y01 | 22 | 0.52 | 2.45 | | | | | |
| Y02 | 22 | 0.55 | 1.56 | | | | | 0 |
| Y03 | 22 | 0.47 | 1.32 | | | | | 0 |
| Y04 | 22 | 0.33 | 1.42 | | | | | 2 |
| Y05 | 22 | 0.26 | 1.33 | | | | | 13 |
| Y06 | 16 | 0.26 | 1.23 | 3 | 0.82 | 0.30 | 1.21 | 18 |
| Y07 | | | | 10 | 0.83 | 0.30 | 1.18 | 30 |
| Y08 | | | | 10 | 0.73 | 0.28 | 1.21 | 45 |
| Y09 | | | | 10 | 0.96 | 0.32 | 0.99 | 46 |
| Y10 | | | | 10 | 0.85 | 0.30 | 1.20 | 48 |
| Y11 | 17 | 0.23 | 1.37 | 10 | 0.62 | 0.21 | 1.25 | 60 |
| Y12 | | | | 10 | 0.81 | 0.28 | 1.21 | 82 |
| Y13 | | | | 10 | 0.85 | 0.27 | 1.15 | 94 |
| Y14 | | | | 10 | 0.94 | 0.33 | 1.09 | 96 |
| Y15 | | | | 10 | 0.82 | 0.30 | 1.13 | 96 |
| Y16 | | | | 10 | 0.49 | 0.18 | 1.09 | 96 |
| Y17 | | | | 10 | 0.49 | 0.14 | 1.20 | 96 |
| Y18 | | | | 0 | 0.47 | 0.13 | 1.21 | 96 |
| **Total** | **143** | **0.38** | **1.54** | **111** | **0.76** | **0.27** | **1.16** | |

### Table 16-19: Option 2 - Plant Feed by Resource Category

| Period | Heap Leach | | | | | | | | | Concentrator | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Measured | | | Indicated | | | Total | | | Measured | | | | Indicated | | | | Total | | | |
| | Mt | Au (g/t) | Ag (g/t) | Mt | Au (g/t) | Ag (g/t) | Mt | Au (g/t) | Ag (g/t) | Mt | Au (g/t) | Cu (%) | Ag (g/t) | Mt | Au (g/t) | Cu (%) | Ag (g/t) | Mt | Au (g/t) | Cu (%) | Ag (g/t) |
| Y00 | | | | | | | | | | | | | | | | | | | | | |
| Y01 | 9 | 0.55 | 2.4 | 13 | 0.5 | 2.48 | 22 | 0.52 | 2.45 | | | | | | | | | | | | |
| Y02 | 13 | 0.63 | 1.47 | 9 | 0.45 | 1.68 | 22 | 0.55 | 1.56 | | | | | | | | | | | | |
| Y03 | 14 | 0.5 | 1.29 | 8 | 0.43 | 1.38 | 22 | 0.47 | 1.32 | | | | | | | | | | | | |
| Y04 | 15 | 0.36 | 1.49 | 7 | 0.28 | 1.27 | 22 | 0.33 | 1.42 | | | | | | | | | | | | |
| Y05 | 11 | 0.29 | 1.44 | 11 | 0.23 | 1.23 | 22 | 0.26 | 1.33 | | | | | | | | | | | | |
| Y06 | 7 | 0.28 | 1.24 | 9 | 0.25 | 1.22 | 16 | 0.26 | 1.23 | 2 | 0.78 | 0.29 | 1.13 | 1 | 0.95 | 0.35 | 1.46 | 3 | 0.82 | 0.3 | 1.21 |
| Y07 | | | | | | | | | | 8 | 0.81 | 0.3 | 1.14 | 1 | 0.93 | 0.35 | 1.39 | 10 | 0.83 | 0.3 | 1.18 |
| Y08 | | | | | | | | | | 8 | 0.68 | 0.27 | 1.21 | 2 | 0.93 | 0.33 | 1.21 | 10 | 0.74 | 0.28 | 1.21 |
| Y09 | | | | | | | | | | 7 | 0.93 | 0.3 | 0.95 | 2 | 1.06 | 0.36 | 1.12 | 10 | 0.96 | 0.32 | 0.99 |
| Y10 | | | | | | | | | | 7 | 0.82 | 0.29 | 1.11 | 3 | 0.94 | 0.34 | 1.46 | 10 | 0.85 | 0.3 | 1.2 |
| Y11 | 7 | 0.24 | 1.7 | 10 | 0.23 | 1.12 | 17 | 0.23 | 1.37 | 8 | 0.61 | 0.21 | 1.2 | 2 | 0.66 | 0.23 | 1.48 | 10 | 0.62 | 0.21 | 1.25 |
| Y12 | | | | | | | | | | 6 | 0.76 | 0.26 | 1.23 | 3 | 0.91 | 0.31 | 1.16 | 10 | 0.81 | 0.28 | 1.21 |
| Y13 | | | | | | | | | | 7 | 0.86 | 0.27 | 1.11 | 2 | 0.84 | 0.29 | 1.26 | 10 | 0.85 | 0.27 | 1.15 |
| Y14 | | | | | | | | | | 7 | 0.93 | 0.32 | 1.08 | 3 | 0.96 | 0.34 | 1.11 | 10 | 0.94 | 0.33 | 1.09 |
| Y15 | | | | | | | | | | 7 | 0.86 | 0.32 | 1.09 | 3 | 0.7 | 0.24 | 1.21 | 10 | 0.82 | 0.3 | 1.13 |
| Y16 | | | | | | | | | | 6 | 0.47 | 0.19 | 1.05 | 4 | 0.52 | 0.16 | 1.16 | 10 | 0.49 | 0.18 | 1.09 |
| Y17 | | | | | | | | | | 6 | 0.5 | 0.15 | 1.06 | 4 | 0.48 | 0.14 | 1.43 | 10 | 0.49 | 0.14 | 1.2 |
| Y18 | | | | | | | | | | 0 | 0.47 | 0.14 | 1.03 | 0 | 0.46 | 0.13 | 1.45 | 0 | 0.47 | 0.13 | 1.21 |
| **TOTAL** | **75** | **0.42** | **1.54** | **68** | **0.34** | **1.54** | **143** | **0.38** | **1.54** | **82** | **0.75** | **0.26** | **1.11** | **30** | **0.79** | **0.27** | **1.27** | **111** | **0.76** | **0.27** | **1.16** |

### 16.4.3 Option 3

For a standalone oxides pit with a mining rate of 60,000 tpd feed to plant, the first four push-backs of Option 2 pit were considered. A mine schedule was developed on the same basis as Option 2.

Table 16-20 presents the final production schedule and plant feed, specifying the high and low grade material for each mining year. The schedule is based on 60 ktpd or 22 Mt per year plant feed. The low grade material is defined as that between 0.13 - 0.14 g Au/t and the operating cut-off grade for the year. The table also shows the total material movement from the mine by year, which peaks at 35 Mt during commercial production. The number of benches it is possible to mine in a year in any single phase is the limit to production.

Table 16-21 shows the oxides plant feed by resource category.

The preproduction period mines a total of 6 Mt in order to expose sufficient material to provide reliable crusher feed at the start of commercial production in Year 1 and rock for the construction of the leach pad base and ROM pad. The preproduction period is completed in approximately 12 months. The mineralized material mined during preproduction will be stockpiled near the crusher to make up part of Year 1 plant feed.

At the end of Year 5, 0.8 Mt of low grade oxides is left on the stockpile.

**Table 16-20: Mine Schedule and Plant Feed – Option 3**

| Period | Oxides | | | Oxides - Low Grade | | | Waste | Mined | Total Plant Feed | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | (Mt) | Au (g/t) | Ag (g/t) | (Mt) | Au (g/t) | Ag (g/t) | (Mt) | (Mt) | (Mt) | Au (g/t) | Ag (g/t) |
| Y00 | 3 | 0.50 | 3.47 | 0 | 0.17 | 1.50 | 3 | 6 | | | |
| Y01 | 19 | 0.52 | 2.28 | 3 | 0.16 | 1.43 | 12 | 34 | 22 | 0.52 | 2.45 |
| Y02 | 22 | 0.55 | 1.56 | 5 | 0.17 | 1.37 | 8 | 35 | 22 | 0.55 | 1.56 |
| Y03 | 22 | 0.47 | 1.32 | 6 | 0.18 | 1.34 | 6 | 35 | 22 | 0.47 | 1.32 |
| Y04 | 21 | 0.33 | 1.38 | 0 | 0.00 | 0.00 | 8 | 36 | 22 | 0.33 | 1.38 |
| Y05 | 9 | 0.35 | 1.46 | 0 | 0.00 | 0.00 | 9 | 36 | 22 | 0.25 | 1.41 |
| **Totals** | **96** | **0.46** | **1.66** | **14** | **0.17** | **1.37** | **45** | **181** | **110** | **0.42** | **1.62** |

**Table 16-21: Option 3 – Oxides Plant Feed by Resource Category**

| Period | Measured | | | Indicated | | | Total Plant Feed | | |
|---|---|---|---|---|---|---|---|---|---|
| | (Mt) | Au (g/t) | Ag (g/t) | (Mt) | Au (g/t) | Ag (g/t) | (Mt) | Au (g/t) | Ag (g/t) |
| Y00 | | | | | | | | | |
| Y01 | 9 | 0.55 | 2.40 | 13 | 0.50 | 2.48 | 22 | 0.52 | 2.45 |
| Y02 | 13 | 0.63 | 1.47 | 9 | 0.45 | 1.68 | 22 | 0.55 | 1.56 |
| Y03 | 14 | 0.50 | 1.29 | 8 | 0.43 | 1.38 | 22 | 0.47 | 1.32 |
| Y04 | 15 | 0.35 | 1.45 | 7 | 0.28 | 1.24 | 22 | 0.33 | 1.38 |
| Y05 | 12 | 0.28 | 1.49 | 10 | 0.21 | 1.31 | 22 | 0.25 | 1.41 |
| **Totals** | **62** | **0.46** | **1.56** | **48** | **0.38** | **1.71** | **110** | **0.42** | **1.62** |

The underground mine schedule was created with the following goals in mind:

- Only Measured and Indicated Resources will be used for planning and reporting. Any Inferred Resource contained in the development and stopes will be treated as waste tonnage with 0.0 g/t Au grade
- Initial production for open stoping would target material greater than 2.0 g/t AuEq COG in order to maximize production in the capital payback period. In later years COG's is lowered to 1.5 g/t Au and finally to the breakeven COG in order to maintain mill throughput
- The production plan is developed on a yearly basis for the mine life
- The equipment requirements estimate consider that the mine will operate 360 d/y, with five days allowed for delays due to ramp maintenance, power interruptions, weather conditions and others
- The plant is scheduled to operate 365 d/y.

The following considerations have been incorporated into the mining sequence:

- A checker board mining sequence will be applied
- The initial stope in a level has to be a primary stope
- Secondary stopes are subsequently added in the sequence
- Stopes of the following level in elevation will only be added in the sequence when stopes of the previous level have finished their cycle.

Total mineralized material mine production per year is summarized in Table 16-22. It can be observed that higher mined grades are produced in the initial periods of the mine life.

Table 16-22: Mine Production Schedule – Option 3

| Period | Tonnage (Mt) | Au (g/t) | Cu (%) | Ag (g/t) |
|---|---|---|---|---|
| Y00 | | | | |
| Y01 | | | | |
| Y02 | 0 | 1.14 | 0.43 | 1.18 |
| Y03 | 1 | 1.08 | 0.43 | 1.37 |
| Y04 | 4 | 1.19 | 0.46 | 1.37 |
| Y05 | 6 | 1.20 | 0.45 | 1.22 |
| Y06 | 7 | 1.24 | 0.44 | 1.42 |
| Y07 | 9 | 1.21 | 0.42 | 2.06 |
| Y08 | 9 | 1.03 | 0.40 | 1.61 |
| Y09 | 9 | 0.94 | 0.40 | 1.45 |
| Y10 | 9 | 0.94 | 0.40 | 1.58 |
| Y11 | 10 | 0.91 | 0.40 | 2.55 |
| Y12 | 9 | 0.96 | 0.40 | 2.39 |
| Y13 | 9 | 0.99 | 0.40 | 1.84 |
| Y14 | 9 | 1.04 | 0.40 | 1.76 |
| Y15 | 9 | 1.00 | 0.38 | 1.68 |
| Y16 | 10 | 0.93 | 0.39 | 1.47 |
| Y17 | 9 | 0.65 | 0.37 | 1.35 |
| Y18 | 9 | 0.84 | 0.34 | 1.20 |
| Y19 | 9 | 0.85 | 0.34 | 1.15 |
| Y20 | 9 | 0.68 | 0.34 | 1.24 |
| Y21 | 9 | 0.78 | 0.34 | 1.67 |
| Y22 | 9 | 0.64 | 0.33 | 1.22 |
| Y23 | 9 | 0.81 | 0.35 | 1.70 |
| Y24 | 9 | 0.71 | 0.36 | 1.42 |
| Y25 | 10 | 0.79 | 0.36 | 1.43 |
| Y26 | 9 | 0.75 | 0.36 | 1.27 |
| Y27 | 9 | 0.91 | 0.34 | 1.25 |
| Y28 | 9 | 0.69 | 0.30 | 1.54 |
| Y29 | 9 | 0.64 | 0.34 | 1.29 |
| Y30 | 9 | 0.68 | 0.30 | 0.99 |
| Y31 | 10 | 0.73 | 0.29 | 1.49 |
| Y32 | 9 | 0.71 | 0.29 | 1.03 |
| Y33 | 9 | 0.70 | 0.30 | 1.55 |
| Y34 | 9 | 0.72 | 0.27 | 1.31 |
| Y35 | 9 | 0.69 | 0.31 | 1.22 |
| Y36 | 9 | 0.65 | 0.31 | 1.50 |
| Y37 | 10 | 0.64 | 0.33 | 1.01 |
| Y38 | 9 | 0.74 | 0.25 | 1.29 |
| Y39 | 10 | 0.75 | 0.27 | 1.25 |
| Y40 | 10 | 0.76 | 0.25 | 1.23 |
| Y41 | 10 | 0.75 | 0.24 | 1.23 |
| **Total** | **351** | **0.83** | **0.35** | **1.45** |

Mineralized material mined during Year 2 and Year 3 will be placed on a surface stockpile and then delivered to the process plant in Year 4 and combined with the mine production of that year. The plant feed schedule is presented in Table 16-23 and Figure 16-16.

Table 16-23: Underground Sulphides Plant Feed Schedule – Option 3

| Period | Tonnage (Mt) | Au (g/t) | Cu (%) | Ag (g/t) |
|---|---|---|---|---|
| Y00 | | | | |
| Y01 | | | | |
| Y02 | | | | |
| Y03 | | | | |
| Y04 | 6 | 1.16 | 0.45 | 1.35 |
| Y05 | 6 | 1.20 | 0.45 | 1.22 |
| Y06 | 7 | 1.24 | 0.44 | 1.42 |
| Y07 | 9 | 1.21 | 0.42 | 2.06 |
| Y08 | 9 | 1.03 | 0.40 | 1.61 |
| Y09 | 9 | 0.94 | 0.40 | 1.45 |
| Y10 | 9 | 0.94 | 0.40 | 1.58 |
| Y11 | 10 | 0.91 | 0.40 | 2.55 |
| Y12 | 9 | 0.96 | 0.40 | 2.39 |
| Y13 | 9 | 0.99 | 0.40 | 1.84 |
| Y14 | 9 | 1.04 | 0.40 | 1.76 |
| Y15 | 9 | 1.00 | 0.38 | 1.68 |
| Y16 | 10 | 0.93 | 0.39 | 1.47 |
| Y17 | 9 | 0.65 | 0.37 | 1.35 |
| Y18 | 9 | 0.84 | 0.34 | 1.20 |
| Y19 | 9 | 0.85 | 0.34 | 1.15 |
| Y20 | 9 | 0.68 | 0.34 | 1.24 |
| Y21 | 9 | 0.78 | 0.34 | 1.67 |
| Y22 | 9 | 0.64 | 0.33 | 1.22 |
| Y23 | 9 | 0.81 | 0.35 | 1.70 |
| Y24 | 9 | 0.71 | 0.36 | 1.42 |
| Y25 | 10 | 0.79 | 0.36 | 1.43 |
| Y26 | 9 | 0.75 | 0.36 | 1.27 |
| Y27 | 9 | 0.91 | 0.34 | 1.25 |
| Y28 | 9 | 0.69 | 0.30 | 1.54 |
| Y29 | 9 | 0.64 | 0.34 | 1.29 |
| Y30 | 9 | 0.68 | 0.30 | 0.99 |
| Y31 | 10 | 0.73 | 0.29 | 1.49 |
| Y32 | 9 | 0.71 | 0.29 | 1.03 |
| Y33 | 9 | 0.70 | 0.30 | 1.55 |
| Y34 | 9 | 0.72 | 0.27 | 1.31 |
| Y35 | 9 | 0.69 | 0.31 | 1.22 |
| Y36 | 9 | 0.65 | 0.31 | 1.50 |
| Y37 | 10 | 0.64 | 0.33 | 1.01 |
| Y38 | 9 | 0.74 | 0.25 | 1.29 |
| Y39 | 10 | 0.75 | 0.27 | 1.25 |
| Y40 | 10 | 0.76 | 0.25 | 1.23 |
| Y41 | 10 | 0.75 | 0.24 | 1.23 |
| **Total** | **351** | **0.83** | **0.35** | **1.45** |


Plant Feed
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
1.30
1.20
1.10
1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Stock
ROM
Cut %
Au gpt

**Figure 16-16: Sulphide Plant Feed Schedule**

The plant feed breakdown by category is presented in Table 16-24.

**Table 16-24: Underground Sulphides Plant Feed Schedule by Category – Option 3**

| Category | Measured | | | | Indicated | | | |
|---|---|---|---|---|---|---|---|---|
| Period | Tonnage (Mt) | Au (g/t) | Cu (%) | Ag (g/t) | Tonnage (Mt) | Au (g/t) | Cu (%) | Ag (g/t) |
| Y00 | | | | | | | | |
| Y01 | | | | | | | | |
| Y02 | | | | | | | | |
| Y03 | | | | | | | | |
| Y04 | 4 | 1.18 | 0.46 | 1.34 | 2 | 1.11 | 0.43 | 1.38 |
| Y05 | 5 | 1.21 | 0.45 | 1.24 | 1 | 1.17 | 0.43 | 1.16 |
| Y06 | 6 | 1.25 | 0.44 | 1.43 | 2 | 1.21 | 0.42 | 1.36 |
| Y07 | 5 | 1.19 | 0.42 | 1.90 | 4 | 1.23 | 0.41 | 2.23 |
| Y08 | 5 | 1.04 | 0.41 | 1.60 | 4 | 1.02 | 0.39 | 1.62 |
| Y09 | 6 | 0.94 | 0.41 | 1.49 | 3 | 0.95 | 0.38 | 1.35 |
| Y10 | 6 | 0.96 | 0.40 | 1.50 | 4 | 0.89 | 0.40 | 1.70 |
| Y11 | 4 | 0.96 | 0.41 | 2.57 | 6 | 0.88 | 0.40 | 2.53 |
| Y12 | 3 | 1.13 | 0.43 | 1.99 | 6 | 0.88 | 0.39 | 2.57 |
| Y13 | 4 | 1.07 | 0.44 | 1.47 | 6 | 0.94 | 0.38 | 2.06 |
| Y14 | 6 | 1.01 | 0.42 | 1.66 | 4 | 1.08 | 0.36 | 1.92 |
| Y15 | 6 | 1.00 | 0.39 | 1.59 | 4 | 1.00 | 0.37 | 1.80 |
| Y16 | 6 | 0.90 | 0.39 | 1.34 | 4 | 0.98 | 0.38 | 1.66 |
| Y17 | 6 | 0.64 | 0.38 | 1.37 | 4 | 0.67 | 0.36 | 1.32 |
| Y18 | 6 | 0.88 | 0.35 | 1.15 | 4 | 0.77 | 0.34 | 1.27 |
| Y19 | 6 | 0.86 | 0.35 | 1.12 | 4 | 0.82 | 0.33 | 1.18 |
| Y20 | 5 | 0.67 | 0.35 | 1.28 | 4 | 0.69 | 0.33 | 1.20 |
| Y21 | 4 | 0.76 | 0.34 | 1.51 | 5 | 0.78 | 0.34 | 1.82 |
| Y22 | 5 | 0.63 | 0.34 | 1.23 | 5 | 0.65 | 0.32 | 1.21 |
| Y23 | 2 | 0.71 | 0.35 | 1.64 | 7 | 0.84 | 0.35 | 1.72 |
| Y24 | 4 | 0.71 | 0.37 | 1.41 | 5 | 0.70 | 0.36 | 1.42 |
| Y25 | 4 | 0.83 | 0.37 | 1.42 | 5 | 0.76 | 0.35 | 1.43 |
| Y26 | 5 | 0.78 | 0.37 | 1.27 | 5 | 0.72 | 0.36 | 1.27 |
| Y27 | 5 | 0.93 | 0.35 | 1.17 | 5 | 0.88 | 0.33 | 1.33 |
| Y28 | 4 | 0.68 | 0.30 | 1.44 | 5 | 0.70 | 0.31 | 1.61 |
| Y29 | 4 | 0.58 | 0.35 | 1.24 | 5 | 0.68 | 0.34 | 1.32 |
| Y30 | 5 | 0.68 | 0.31 | 1.06 | 4 | 0.68 | 0.30 | 0.90 |
| Y31 | 4 | 0.75 | 0.27 | 1.40 | 5 | 0.72 | 0.30 | 1.55 |
| Y32 | 6 | 0.72 | 0.30 | 1.11 | 4 | 0.70 | 0.28 | 0.90 |
| Y33 | 4 | 0.69 | 0.30 | 1.63 | 5 | 0.71 | 0.31 | 1.49 |
| Y34 | 5 | 0.71 | 0.27 | 1.30 | 4 | 0.73 | 0.27 | 1.33 |
| Y35 | 4 | 0.68 | 0.31 | 1.19 | 6 | 0.70 | 0.31 | 1.23 |
| Y36 | 5 | 0.67 | 0.32 | 1.53 | 5 | 0.63 | 0.30 | 1.48 |
| Y37 | 5 | 0.64 | 0.34 | 1.03 | 4 | 0.64 | 0.32 | 0.98 |
| Y38 | 7 | 0.73 | 0.26 | 1.29 | 3 | 0.76 | 0.23 | 1.28 |
| Y39 | 6 | 0.75 | 0.27 | 1.29 | 4 | 0.74 | 0.27 | 1.19 |
| Y40 | 6 | 0.76 | 0.26 | 1.31 | 4 | 0.76 | 0.24 | 1.11 |
| Y41 | 7 | 0.75 | 0.24 | 1.17 | 3 | 0.76 | 0.25 | 1.35 |
| **Total** | **188** | **0.84** | **0.35** | **1.39** | **162** | **0.81** | **0.34** | **1.53** |

## 16.5 Alternative Options

Two additional options were also developed to a conceptual level:

- Option 4: Combined Open Pit for oxides at 60,000 tpd and sulphides at 12,000 tpd
- Option 5: Underground Standalone for sulphides at 27,000 tpd.

### 16.5.1 Option 4

The same general process used for Option 2 was applied:

- Selection of a pit shell from the pit optimization. Pit shell 20 was selected as the final geometry for this option
- Smoothing and elimination of narrow bottoms of the pit shells to obtain a non-operative final pit and mining phases
- Use of same designed stockpiles and waste storage areas as Option 2
- Development of a mine schedule for 60,000 tpd of oxides and 12,000 tpd of sulphides
- Pre-stripping is the same as Option 2
- Peak mining rate is 35 Mt per year.

Table 16-25 summarizes the plant feed for Option 4.

**Table 16-25: Plant Feed – Option 4**

| Period | Heap Leach | | | Concentrator | | | |
|---|---|---|---|---|---|---|---|
| | (Mt) | Au (g/t) | Ag (g/t) | (Mt) | Au (g/t) | Cu (%) | Ag (g/t) |
| Y00 | | | | | | | |
| Y01 | 22 | 0.52 | 2.45 | | | | |
| Y02 | 22 | 0.55 | 1.56 | | | | |
| Y03 | 22 | 0.47 | 1.32 | | | | |
| Y04 | 22 | 0.33 | 1.38 | | | | |
| Y05 | 22 | 0.25 | 1.41 | 1 | 0.68 | 0.25 | 0.98 |
| Y06 | | | | 5 | 0.99 | 0.34 | 1.22 |
| Y07 | | | | 5 | 0.84 | 0.33 | 1.19 |
| Y08 | | | | 5 | 0.83 | 0.31 | 1.28 |
| Y09 | 22 | 0.27 | 1.17 | 5 | 0.60 | 0.24 | 1.23 |
| Y10 | | | | 5 | 1.07 | 0.35 | 1.06 |
| Y11 | | | | 5 | 1.11 | 0.39 | 1.07 |
| Y12 | | | | 5 | 0.88 | 0.32 | 1.28 |
| Y13 | | | | 5 | 0.76 | 0.28 | 1.29 |
| Y14 | | | | 5 | 0.61 | 0.23 | 1.23 |
| Y15 | | | | 5 | 0.62 | 0.19 | 1.15 |
| Y16 | | | | 5 | 0.50 | 0.17 | 1.16 |
| Y17 | | | | 5 | 0.51 | 0.17 | 1.12 |
| Y18 | | | | 3 | 0.55 | 0.17 | 1.17 |
| **TOTAL** | **131** | **0.40** | **1.55** | **59** | **0.76** | **0.27** | **1.18** |

### 16.5.2 Option 5

In this option, the underground portion of Option 3 was considered as a standalone option for sulphides feeding a concentrator.

Table 16-26 summarizes the plant feed for this option.

**Table 16-26: Sulphides Plant Feed Schedule – Option 5**

| Period | Tonnage (Mt) | Au (g/t) | Cu (%) | Ag (g/t) |
|---|---|---|---|---|
| Y00 | | | | |
| Y01 | | | | |
| Y02 | | | | |
| Y03 | | | | |
| Y04 | 6 | 1.16 | 0.45 | 1.35 |
| Y05 | 6 | 1.20 | 0.45 | 1.22 |
| Y06 | 7 | 1.24 | 0.44 | 1.42 |
| Y07 | 9 | 1.21 | 0.42 | 2.06 |
| Y08 | 9 | 1.03 | 0.40 | 1.61 |
| Y09 | 9 | 0.94 | 0.40 | 1.45 |
| Y10 | 9 | 0.94 | 0.40 | 1.58 |
| Y11 | 10 | 0.91 | 0.40 | 2.55 |
| Y12 | 9 | 0.96 | 0.40 | 2.39 |
| Y13 | 9 | 0.99 | 0.40 | 1.84 |
| Y14 | 9 | 1.04 | 0.40 | 1.76 |
| Y15 | 9 | 1.00 | 0.38 | 1.68 |
| Y16 | 10 | 0.93 | 0.39 | 1.47 |
| Y17 | 9 | 0.65 | 0.37 | 1.35 |
| Y18 | 9 | 0.84 | 0.34 | 1.20 |
| Y19 | 9 | 0.85 | 0.34 | 1.15 |
| Y20 | 9 | 0.68 | 0.34 | 1.24 |
| Y21 | 9 | 0.78 | 0.34 | 1.67 |
| Y22 | 9 | 0.64 | 0.33 | 1.22 |
| Y23 | 9 | 0.81 | 0.35 | 1.70 |
| Y24 | 9 | 0.71 | 0.36 | 1.42 |
| Y25 | 10 | 0.79 | 0.36 | 1.43 |
| Y26 | 9 | 0.75 | 0.36 | 1.27 |
| Y27 | 9 | 0.91 | 0.34 | 1.25 |
| Y28 | 9 | 0.69 | 0.30 | 1.54 |
| Y29 | 9 | 0.64 | 0.34 | 1.29 |
| Y30 | 9 | 0.68 | 0.30 | 0.99 |
| Y31 | 10 | 0.73 | 0.29 | 1.49 |
| Y32 | 9 | 0.71 | 0.29 | 1.03 |
| Y33 | 9 | 0.70 | 0.30 | 1.55 |
| Y34 | 9 | 0.72 | 0.27 | 1.31 |
| Y35 | 9 | 0.69 | 0.31 | 1.22 |
| Y36 | 9 | 0.65 | 0.31 | 1.50 |
| Y37 | 10 | 0.64 | 0.33 | 1.01 |
| Y38 | 9 | 0.74 | 0.25 | 1.29 |
| Y39 | 10 | 0.75 | 0.27 | 1.25 |
| Y40 | 10 | 0.76 | 0.25 | 1.23 |
| Y41 | 10 | 0.75 | 0.24 | 1.23 |
| **Total** | **351** | **0.83** | **0.35** | **1.45** |

Plant feed by category is presented in Table 16-27.

Table 16-27: Underground Sulphides Plant Feed Schedule by Category – Option 5

| Category | Measured | | | | Indicated | | | |
|---|---|---|---|---|---|---|---|---|
| Period | Tonnage (Mt) | Au (g/t) | Cu (%) | Ag (g/t) | Tonnage (Mt) | Au (g/t) | Cu (%) | Ag (g/t) |
| Y00 | | | | | | | | |
| Y01 | | | | | | | | |
| Y02 | | | | | | | | |
| Y03 | | | | | | | | |
| Y04 | 4 | 1.18 | 0.46 | 1.34 | 2 | 1.11 | 0.43 | 1.38 |
| Y05 | 5 | 1.21 | 0.45 | 1.24 | 1 | 1.17 | 0.43 | 1.16 |
| Y06 | 6 | 1.25 | 0.44 | 1.43 | 2 | 1.21 | 0.42 | 1.36 |
| Y07 | 5 | 1.19 | 0.42 | 1.90 | 4 | 1.23 | 0.41 | 2.23 |
| Y08 | 5 | 1.04 | 0.41 | 1.60 | 4 | 1.02 | 0.39 | 1.62 |
| Y09 | 6 | 0.94 | 0.41 | 1.49 | 3 | 0.95 | 0.38 | 1.35 |
| Y10 | 6 | 0.96 | 0.40 | 1.50 | 4 | 0.89 | 0.40 | 1.70 |
| Y11 | 4 | 0.96 | 0.41 | 2.57 | 6 | 0.88 | 0.40 | 2.53 |
| Y12 | 3 | 1.13 | 0.43 | 1.99 | 6 | 0.88 | 0.39 | 2.57 |
| Y13 | 4 | 1.07 | 0.44 | 1.47 | 6 | 0.94 | 0.38 | 2.06 |
| Y14 | 6 | 1.01 | 0.42 | 1.66 | 4 | 1.08 | 0.36 | 1.92 |
| Y15 | 6 | 1.00 | 0.39 | 1.59 | 4 | 1.00 | 0.37 | 1.80 |
| Y16 | 6 | 0.90 | 0.39 | 1.34 | 4 | 0.98 | 0.38 | 1.66 |
| Y17 | 6 | 0.64 | 0.38 | 1.37 | 4 | 0.67 | 0.36 | 1.32 |
| Y18 | 6 | 0.88 | 0.35 | 1.15 | 4 | 0.77 | 0.34 | 1.27 |
| Y19 | 6 | 0.86 | 0.35 | 1.12 | 4 | 0.82 | 0.33 | 1.18 |
| Y20 | 5 | 0.67 | 0.35 | 1.28 | 4 | 0.69 | 0.33 | 1.20 |
| Y21 | 4 | 0.76 | 0.34 | 1.51 | 5 | 0.78 | 0.34 | 1.82 |
| Y22 | 5 | 0.63 | 0.34 | 1.23 | 5 | 0.65 | 0.32 | 1.21 |
| Y23 | 2 | 0.71 | 0.35 | 1.64 | 7 | 0.84 | 0.35 | 1.72 |
| Y24 | 4 | 0.71 | 0.37 | 1.41 | 5 | 0.70 | 0.36 | 1.42 |
| Y25 | 4 | 0.83 | 0.37 | 1.42 | 5 | 0.76 | 0.35 | 1.43 |
| Y26 | 5 | 0.78 | 0.37 | 1.27 | 5 | 0.72 | 0.36 | 1.27 |
| Y27 | 5 | 0.93 | 0.35 | 1.17 | 5 | 0.88 | 0.33 | 1.33 |
| Y28 | 4 | 0.68 | 0.30 | 1.44 | 5 | 0.70 | 0.31 | 1.61 |
| Y29 | 4 | 0.58 | 0.35 | 1.24 | 5 | 0.68 | 0.34 | 1.32 |
| Y30 | 5 | 0.68 | 0.31 | 1.06 | 4 | 0.68 | 0.30 | 0.90 |
| Y31 | 4 | 0.75 | 0.27 | 1.40 | 5 | 0.72 | 0.30 | 1.55 |
| Y32 | 6 | 0.72 | 0.30 | 1.11 | 4 | 0.70 | 0.28 | 0.90 |
| Y33 | 4 | 0.69 | 0.30 | 1.63 | 5 | 0.71 | 0.31 | 1.49 |
| Y34 | 5 | 0.71 | 0.27 | 1.30 | 4 | 0.73 | 0.27 | 1.33 |
| Y35 | 4 | 0.68 | 0.31 | 1.19 | 6 | 0.70 | 0.31 | 1.23 |
| Y36 | 5 | 0.67 | 0.32 | 1.53 | 5 | 0.63 | 0.30 | 1.48 |
| Y37 | 5 | 0.64 | 0.34 | 1.03 | 4 | 0.64 | 0.32 | 0.98 |
| Y38 | 7 | 0.73 | 0.26 | 1.29 | 3 | 0.76 | 0.23 | 1.28 |
| Y39 | 6 | 0.75 | 0.27 | 1.29 | 4 | 0.74 | 0.27 | 1.19 |
| Y40 | 6 | 0.76 | 0.26 | 1.31 | 4 | 0.76 | 0.24 | 1.11 |
| Y41 | 7 | 0.75 | 0.24 | 1.17 | 3 | 0.76 | 0.25 | 1.35 |
| **Total** | **188** | **0.84** | **0.35** | **1.39** | **162** | **0.81** | **0.34** | **1.53** |

## 16.6 Hauling Distances

The haulage distances were calculated in the yearly plans of the pits, waste dump and stockpiles, for each mining phase and for mineralized materials and waste using NCL's in-house developed system. The distances were divided between uphill, downhill (normally at 10% gradient) and horizontal transport as shown in Table 16-28 to Table 16-31.

Table 16-28: Hauling Distances – Option1

| Item | Y00 | Y01 | Y02 | Y03 | Y04 | Y05 | Y06 | Y07 | Y08 | Y09 | Y10 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Mt | 5 | 17 | 16 | 16 | 16 | 17 | 16 | 15 | 15 | 14 | 6 |
| Flat (m) | 502 | 564 | 659 | 788 | 714 | 610 | 451 | 608 | 834 | 698 | 347 |
| Downhill (m) | 1,010 | 371 | 317 | 172 | 217 | 257 | 777 | 716 | 130 | 76 | 410 |
| Uphill (m) | 342 | 445 | 354 | 557 | 571 | 744 | 406 | 607 | 299 | 710 | 44 |
| Total (m) | 1,854 | 1,380 | 1,330 | 1,516 | 1,502 | 1,611 | 1,633 | 1,931 | 1,263 | 1,484 | 801 |
| %uphill | 18% | 32% | 27% | 37% | 38% | 46% | 25% | 31% | 24% | 48% | 5% |

Table 16-29: Hauling Distances – Option 2

| Item | Y00 | Y01 | Y02 | Y03 | Y04 | Y05 | Y06 | Y07 | Y08 | Y09 | Y10 | Y11 | Y12 | Y13 | Y14 | Y15 | Y16 | Y17 | Y18 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Mt | 6 | 37 | 35 | 35 | 50 | 61 | 53 | 51 | 51 | 51 | 58 | 70 | 53 | 28 | 17 | 10 | 10 | 10 | 0 |
| Flat (m) | 580 | 557 | 510 | 590 | 1195 | 858 | 804 | 876 | 962 | 604 | 381 | 578 | 501 | 403 | 436 | 214 | 74 | 90 | 108 |
| Downhill (m) | 297 | 293 | 597 | 849 | 832 | 752 | 1057 | 1547 | 1501 | 1562 | 1903 | 1721 | 2715 | 3056 | 3353 | 1661 | 13 | 7 | |
| Uphill (m) | 1539 | 925 | 404 | 272 | 1790 | 1022 | 1005 | 1389 | 1312 | 545 | 214 | 378 | 677 | 845 | 987 | 624 | 211 | 231 | 253 |
| Total (m) | 2,416 | 1,775 | 1,511 | 1,711 | 3,817 | 2,632 | 2,865 | 3,812 | 3,774 | 2,711 | 2498 | 2677 | 3893 | 4303 | 4776 | 2499 | 299 | 328 | 361 |
| %uphill | 64% | 52% | 27% | 16% | 47% | 39% | 35% | 36% | 35% | 20% | 9% | 14% | 17% | 20% | 21% | 25% | 71% | 70% | 70% |

Table 16-30: Hauling Distances – Option 3

| Item | Y00 | Y01 | Y02 | Y03 | Y04 | Y05 |
|---|---|---|---|---|---|---|
| Mt | 6 | 37 | 35 | 35 | 36 | 48 |
| Flat (m) | 580 | 557 | 510 | 590 | 1,195 | 858 |
| Downhill (m) | 297 | 293 | 597 | 849 | 832 | 752 |
| Uphill (m) | 1,539 | 925 | 404 | 272 | 1,790 | 1,022 |
| Total (m) | 2,416 | 1,775 | 1,511 | 1,711 | 3,817 | 2,632 |
| %uphill | 64% | 52% | 27% | 16% | 47% | 39% |

**Table 16-31: Hauling Distances – Option 4**

| Item | Y00 | Y01 | Y02 | Y03 | Y04 | Y05 | Y06 | Y07 | Y08 | Y09 | Y10 | Y11 | Y12 | Y13 | Y14 | Y15 | Y16 | Y17 | Y18 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Mt | 6 | 37 | 35 | 35 | 36 | 48 | 35 | 31 | 31 | 52 | 19 | 6 | 5 | 5 | 5 | 5 | 5 | 5 | 3 |
| Flat (m) | 607 | 586 | 544 | 586 | 1043 | 862 | 912 | 1119 | 1290 | 869 | 420 | 367 | 51 | 51 | 51 | 51 | 76 | 70 | 51 |
| Downhill (m) | 405 | 279 | 568 | 894 | 800 | 724 | 1496 | 1452 | 1663 | 994 | 2149 | 2601 | 22 | 22 | 22 | 22 | 12 | 15 | 22 |
| Uphill (m) | 1646 | 975 | 459 | 321 | 1008 | 979 | 1595 | 1825 | 1192 | 942 | 1087 | 1164 | 183 | 183 | 183 | 183 | 213 | 206 | 183 |
| Total (m) | 2,659 | 1,839 | 1,571 | 1,802 | 2,850 | 2,564 | 4,003 | 4,395 | 4,146 | 2,805 | 3655 | 4132 | 256 | 256 | 256 | 256 | 302 | 290 | 256 |
| %uphill | 62% | 53% | 29% | 18% | 35% | 38% | 40% | 42% | 29% | 34% | 30% | 28% | 71% | 71% | 71% | 71% | 71% | 71% | 71% |

## 16.7 Equipment Requirement

The work schedule assumes production will operate 24 h/d, 7 d/wk, 365 d/a, it is assumed that a total of 5 days each year will be lost due to weather conditions. All personnel assigned to positions that form part of continuous operations will work a 1-week-in/1-week-out rotation. These operations and mining personnel will work two 12 hour shifts.

The entire mine fleet will be diesel operated. Equipment selected for the project is for a standard truck and front end loader mining operation using conventional drill, blast, load and haul with regular requirements for face and road maintenance.

### Option 1

According to the bench height and materials movement required, equipment selected for this option is presented in Table 16-32.

**Table 16-32: Equipment Selection – Option 1**

| Equipment | Characteristics | Machine Type |
|---|---|---|
| Drill | 7 7/8" | Cat DM-6290 |
| Frontal End Loader | 18 $m^3$ | Cat 994-F |
| Haul Truck | 140 t | Cat 785 |
| Bulldozer | 650 HP | Cat D10-T |
| Wheeldozer | 550 HP | Cat 834-H |
| Motorgrader | 300 HP | Cat 16-M |
| Water Truck | 85 $m^3$ | Cat 777-F |

Supplier names and equipment types are provided for orientation purposes only.

To determine the number of units required for each major equipment activity, calculations were made based on estimated annual operating hours and mechanical availability. Annual operating hours varied by fleet due to associated availabilities.

Main equipment hours and number of units in the fleet were calculated using the estimated performance and the materials movement requirement per period.

Table 16-33 presents initial and the peak number of equipment units required.

**Table 16-33: Main Equipment Requirement – Option 1**

| Equipment | Pre-strip | Peak |
|---|---|---|
| FEL 994 | 2 | 2 |
| Haul Truck 785 | 4 | 6 |
| Diesel Drill DM-6290 | 1 | 2 |
| Support Drill DP 1500 | 1 | 1 |
| Bulldozer 1 D10 | 1 | 1 |
| Wheeldozer 1 834H | 2 | 2 |
| Motorgrader 1 16M | 1 | 1 |
| Water Truck 777F | 1 | 1 |

## Option 2&3

The required total materials movement for Option 2 is 50 Mt and for Option 3 is 35 Mt, using 16 m benches for both options. Accordingly, the selected equipment is as per that presented in Table 16-34.

**Table 16-34: Equipment Selection – Option 2&3**

| Equipment | Characteristics | Machine Type |
|---|---|---|
| Drill | 10 5/8"-12 ¼" | Pit Viper 351 |
| Frontal End Loader | 19 $m^3$ | Komatsu WA 1200 |
| Hydraulic Shovel | 22 $m^3$ | Komatsu PC 4000 |
| Haul Truck | 185 t | Komatsu 730 |
| Bulldozer | 650 HP | Cat D10-T |
| Wheeldozer | 550 HP | Cat 834-H |
| Motorgrader | 300 HP | Cat 16-M |
| Water Truck | 85 $m^3$ | Cat 777-F |

The initial and peak number of required units is presented in Table 16-35.

**Table 16-35: Main Equipment Requirement – Option 2&3**

| Equipment | Pre-strip | Peak |
|---|---|---|
| FEL WA 1200 | 1 | 2 |
| Hydraulic Shovel | 1 | 3 / 2 |
| Haul Truck 730 | 5 | 41 / 6 |
| Diesel Drill PV 351 | 1 | 2 |
| Support Drill DP 1500 | 1 | 2 |
| Bulldozer 1 D10 | 1 | 3 / 2 |
| Wheeldozer 1 834H | 1 | 3 / 2 |
| Motorgrader 1 16M | 2 | 2 |
| Water Truck 777F | 1 | 2 / 1 |

### Option 4

The full open pit producing 60 ktpd of oxides and 12 ktpd of sulphides utilizes similar equipment to Option 2&3. Equipment required is presented in Table 16-36.

**Table 16-36: Main Equipment Requirement – Option 4**

| Equipment | Pre-strip | Peak |
|---|---|---|
| FEL WA 1200 | 1 | 2 |
| Hydraulic Shovel | 1 | 2 |
| Haul Truck 730 | 5 | 20 |
| Diesel Drill PV 351 | 1 | 2 |
| Support Drill DP 1500 | 1 | 1 |
| Bulldozer 1 D10 | 1 | 2 |
| Wheeldozer 1 834H | 1 | 2 |
| Motorgrader 1 16M | 2 | 2 |
| Water Truck 777F | 1 | 1 |

The fleet build-up required to sustain underground mining operations at the peak of development and production activities is presented in Table 16-37. It has been assumed that the main equipment fleet will be leased.

**Table 16-37: Underground Main Equipment Requirement – Options 3&5**

| Equipment | Minumim | Maximum |
|---|---|---|
| LHD 14 yd3 (stopes and development) | 1 | 14 |
| LHD 14 yd3 (loading trucks) | 1 | 5 |
| Fan Jumbo 6" | 2 | 6 |
| Frontal Jumbo | 1 | 9 |
| Fan Jumbo 3" | 1 | 12 |
| 40 t trucks | 1 | 21 |
| Support Jumbo | 1 | 5 |
| Development Explosives Charger | 1 | 5 |
| Production Explosives Charger | 2 | 4 |

## 16.8 Estimated Labor Requirement

The organizational structure for the open pit will be composed by three areas reporting to the mine manager:

- Mine operations
- Technical services
- Mine maintenance

Each of these areas will have three different personnel levels:

- Senior personnel and supervisors
- Technicians
- Operators

In general, production manpower estimates are based on one person/shift/installed machine. Operators for haul trucks are estimated based upon operating trucks. Manpower for support and ancillary equipment are estimated based on the equipment and the use of multi-functional operators.

MARC maintenance was considered during the initial leasing period, thereafter owners' maintenance was considered.

An allowance of 12% has been considered to cover vacations, sickness, absenteeism and training.

Under the direction of the mine operations superintendent, the underground mine operations department will be responsible for operator training and underground operation. Operations will include drilling, blasting, loading, and hauling of plant feed and waste, dump and haul ramps construction and maintenance and mine services. The number of operators is based on the annual equipment requirements and the crew's schedule, ensuring that sufficient operators are available on each crew to operate the equipment. The number of maintenance personnel is based on the number of pieces of equipment.

Table 16-38 present initial and peak labor overhead and direct personnel for each option.

**Table 16-38: Labor Requirement**

| Labor | Option 1 | | Option 2 | | Option 3 | | Option 4 | | Option 5 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Initial | Peak | Initial | Peak | Initial | Peak | Initial | Peak | Initial | Peak |
| **Open Pit** | | | | | | | | | | |
| Direct | 60 | 126 | 65 | 219 | 60 | 82 | 65 | 143 | 0 | 0 |
| Overhead | 25 | 41 | 27 | 43 | 28 | 40 | 27 | 32 | 0 | 0 |
| **Total** | **85** | **167** | **92** | **262** | **88** | **122** | **92** | **175** | **0** | **0** |
| **Underground** | | | | | | | | | | |
| Direct | 0 | 0 | 0 | 0 | 65 | 701 | 0 | 0 | 65 | 701 |
| Overhead | 0 | 0 | 0 | 0 | 28 | 118 | 0 | 0 | 28 | 118 |
| **Total** | **0** | **0** | **0** | **0** | **93** | **819** | **0** | **0** | **93** | **819** |

## 16.9 Geotechnical Studies

### 16.9.1 General

NCL has engaged AKL to carry out a geotechnical evaluation of the designs of the pits and underground mining.

The basis for this study was the collation and analysis by AKL of the geological and geotechnical data collected during exploration operations at Caspiche.

The rock mass properties were estimated for all the geotechnical units. The results are illustrated in Table 16-39.

Table 16-39: Geomechanical Properties (Source: AKL, December, 2013)

| Geological – Geotechnical Unit (Acronym) | $\gamma$ (ton/m³) | $m_i$ | $\sigma_{ci}$ (MPa) | $E_i$ (GPa) | $\nu_i$ | GSI | D | E (GPa) | $\nu$ | $\sigma_3 \leq 0.5$ MPa c (kPa) | $\sigma_3 \leq 0.5$ MPa $\phi$ (degrees) | $\sigma_3 > 0.5$ MPa c (kPa) | $\sigma_3 > 0.5$ MPa $\phi$ (degrees) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Strong Alteration Breccia (B-F) | 2.5 | 10.9 | 53.112 | 27.13 | 0.18 | 35 a 55 | 0.4 a 0.7 | 4.9 | 0.25 | | | 1770 | 25 |
| | | | | | | | 0.7 a 1.0 | 2.1 | | 380 | 38 | | |
| Intermediate Alteration Breccia (B-M) | 2.4 | 20.0 | 80.657 | 39.34 | 0.22 | 35 a 55 | 0.4 a 0.7 | 4.9 | 0.25 | | | 2490 | 33 |
| | | | | | | | 0.7 a 1.0 | 2.1 | | 500 | 47 | | |
| Weak Alteration Breccia (B-D) | 2.51 | 23.4 | 118.042 | 60.9 | 0.29 | 45 a 65 | 0.4 a 0.7 | 11.2 | 0.24 | | | 3610 | 42 |
| | | | | | | | 0.7 a 1.0 | 4.8 | | 880 | 55 | | |
| Major Fault | - | - | - | - | - | 20-40 | 0.4 a 0.7 | - | - | | | 75 | 25 |
| | | | | | | | 0.7 a 1.0 | - | | 75 | 25 | | |
| Strong Alteration Intrusive Rock (I-F) | 2.5 | 22.2 | 33.496 | 22.48 | 0.18 | 45 a 65 | 0.4 a 0.7 | 11.2 | 0.24 | | | 2320 | 31 |
| | | | | | | | 0.7 a 1.0 | 4.8 | | 480 | 46 | | |
| Intermediate Alteration Intrusive Rock (I-M) | 2.5 | 25.0 | 48.959 | 42.31 | 0.21 | 45 a 65 | 0.4 a 0.7 | 11.2 | 0.24 | | | 2740 | 35 |
| | | | | | | | 0.7 a 1.0 | 4.8 | | 580 | 50 | | |
| Weak Alteration Intrusive Rock (I-D) | 2.5 | 29.5 | 112.092 | 62.45 | 0.27 | 55 a 75 | 0.4 a 0.7 | 22.5 | 0.22 | | | 4610 | 47 |
| | | | | | | | 0.7 a 1.0 | 10.7 | | 1360 | 60 | | |
| Strong Alteration Basement (M-F) | 2.5 | 12.0 | 70 | 40.06 | 0.21 | 45 a 65 | 0.4 a 0.7 | 11.2 | 0.24 | | | 2500 | 31 |
| | | | | | | | 0.7 a 1.0 | 4.8 | | 660 | 46 | | |
| Intermediate Alteration Basement (M-M) | 2.5 | 15.0 | 100 | - | - | 50 a 70 | 0.4 a 0.7 | 16.1 | 0.23 | | | 3410 | 38 |
| | | | | | | | 0.7 a 1.0 | 7.3 | | 1040 | 52 | | |
| Weak Alteration Basement (M-D) | 2.5 | 18.0 | 150 | 40.06 | 0.21 | 50 a 70 | 0.4 a 0.7 | 16.1 | 0.23 | | | 4170 | 43 |
| | | | | | | | 0.7 a 1.0 | 7.3 | | 1330 | 55 | | |
| Intermediate Alteration Volcanic Rock (V-M) | 2.5 | 10.0 | 80 | - | - | 30 a 50 | 0.4 a 0.7 | 3.2 | 0.26 | | | 1780 | 25 |
| | | | | | | | 0.7 a 1.0 | 1.3 | | 370 | 38 | | |

Note: The red color denotes assumptions or data without sufficient information for determining.

### 16.9.2 Preliminary Pit Geotechnical Analysis

Pit geotechnical analysis was based in the technical report "Nota Geotécnica N°NCL 2011-01" and an updated report "Nota Geotécnica N°NCL 2013-02".

Main conclusions of the geotechnical analysis were:

- Maximum slope height of 300 m
- Maximum interramp height of 160 m with safety berms of 40 m
- Maximum interramp slope angle of 51 degrees, except overburden material which considers 37 degrees and the B-F geotechnical unit which must use 43°
- Maximum overall slope angle of 47 degrees
- The bench height change from 15 to 8 m maintains the 70° face angle and the interramp slopes proposed originally.

### 16.9.3 Underground Geotechnical Analysis

The underground geotechnical study focused on a stability analysis of stopes and tunnels including the stopes mining sequencing. This analysis was based in the technical report "Evaluación Geomecánica Explotación Subterránea SLS", Noviembre 2013.

Main conclusions are:

- Using the Laubscher 2000 methodology, the hydraulic radius for a stope between 12 and 14 m satisfies stability conditions
- For the analysis of the backfill behavior and stopes sequencing, AKL used the Phase2 software, indicating that the 300 m crown pillar is stable. However if the crown pillar is reduced to 100 m, stability may be risky
- The designed 50 m sill pillars are stable
- Examine3D was used to review the stopes stability. A minimum pillar of 30 m between open stopes should be established. Secondary stopes only can be mined once the primary stopes are backfilled
- Stopes of the following level in elevation can only be added in the sequence, when stopes of the previous level have finished their filling cycle

- Support recommendations for accesses and drifts correspond to preliminary assessment for that engineering level.

## 16.10 2012 Prefeasibility Study

In order to provide easier reference the following sections contain the excerpts for the mining section considered in the 2012 Prefeasibility study completed by Exeter.[36] For ease of reference only those sections pertaining to the selected Super Pit option are reproduced here.

The 5 new PEA options outlined within this Report have been considered to PEA level only. References in the Report to "2012 PFS Validation" do not imply that the analysis of the new PEA options have been completed, in whole or in part, at a PFS level.

### 16.10.1 2012 PFS Mining methods

**Operating Parameters and Criteria**

- The mine is scheduled to work 360 d/yr. Each day will consist of two 12 hour shifts and one meal break per shift. The mining operations will include; drilling, blasting, loading and hauling of ore and waste; crushing, conveying and spreading of waste, grade control and equipment maintenance.

- The Super Pit operations consider 15 m benches, 40 m haul roads at a maximum gradient of 10 %, a mobile equipment fleet of electric rope shovels, diesel powered trucks, drills and auxiliary equipment. Gyratory crushers, conveyors and mobile spreaders will be used to crush, convey and place the waste.

- The selected mining equipment is able to develop the required productivity and achieve the annual total material movement at accepted levels of availability.

**Super Pit Mine Design**

- The pit designs have been based on normal open pit design parameters but have considered in-pit crushing and conveying (IPCC), these installations are located inside of the pits. This required the incorporation of an inclined conveyor ramp to carry the crushed waste to the surface. An alternative would be to develop a tunnel to convey the material to surface.

---

[36] For further information see 'Caspiche Project Copiapo, Chile: NI 43-101 Technical Report on Prefeasibility Study' dated 16 January 2012, and submitted and prepared for Exeter Resource Corporation, by Holmes, G., Duggan, A., Guzmán, C., Coupland, D., Wells, J. and Nguyen, L (www.sedar.com)

## 16.10.2 2012 PFS Mine Production Schedules

### Total Mineral Reserves

Mine schedules for the Super Pit option were produced based on the pit designs and the contained mineral reserves. Sulphide ore will be treated by flotation and oxide and MacNeill ore by heap leaching.

### Mine Production Schedules

Table 16-40 summarizes the life of mine, ore feed rate and mine movement rate associated for the 2012 PFS Super Pit.

**Table 16-40: Mine Schedule Summary**

| Option | Mine Schedule | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | LOM years | Oxide Process ktpd | MacNeill Process ktpd | Open Pit Feed ktpd | UG Feed ktpd | Stockpile Feed ktpd | Max. Open Pit Mvment ktpd | Avg. Open Pit Mvment ktpd |
| Super Pit | 19 | 72 | 33 | 50 | | | 909 | 655 |

The oxide ore is mined as a result of sulphide ore requirement during the initial five years of mine life. An oxide feed rate of 26 Mt per year has been calculated as the optimum based on the oxide crushing plant capacity for the crush size required, the leach pad area, and the need to achieve satisfactory leaching characteristics; balanced against minimizing stockpiling and re-handle during development of the underlying sulphide reserves. Once oxide reserves are exhausted, leachable MacNeill ore, produced as part of the overall mining operation, is crushed and leached at a rate of 12 Mt per year. The throughput for MacNeill material is less than that for oxide as the rock is considered as being more competent than the oxide.

The total rock movement (ore and waste) for the open pit options is as follows:

Super Pit option : Average 655,000 tpd (max 909,000 t/d) with 19 years Life of Mine (LoM)

The pre-stripping schedule for the Super Pit considers fill material requirements for construction of the main installations, corresponding to crusher platforms, starter platform for the heap leach pad, as well as ore and waste conveyor corridors amongst others.

Table 16-41 summarizes the total construction tonnage required for the Super Pit option.

**Table 16-41: Waste Material Requirements for Construction – Super Pit Option**

| Requirement for construction | Volume (m3) | Tonnage (t @ 2.0 t/m$^3$) |
|---|---|---|
| Truck Dump Pocket / Primary Crushing (Oxide) | 14,000 | 29,000 |
| Primary Crushing (Sulphide Ore) | 18,000 | 36,000 |
| Main Conveyor Corridor (Ore) | 2,597,000 | 5,194,000 |
| Main Conveyor Corridor (Waste) | 24,260,000 | 48,521,000 |
| Heap Leach First platform | 8,466,000 | 16,931,000 |
| Heap Leach basal improvement | 634,000 | 1,267,000 |
| **Total** | **35,989,000** | **71,978,000** |

Table 16-42 shows the open pit mining schedule for the Super Pit option.

Table 16-42: Mine Schedule – Super Pit Option

| Period | | Y-2 | Y-1 | Y01 | Y02 | Y03 | Y04 | Y05 | Y06 | Y07 | Y08 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Open Pit** | | | | | | | | | | | |
| Oxide Ore to Crusher | Mt | 26 | 26 | 26 | 12 | 0 | | | | | |
| | Au g/t | 0.32 | 0.36 | 0.43 | 0.44 | 0.20 | | | | | |
| | Ag g/t | 2.32 | 1.69 | 1.17 | 0.84 | 0.74 | | | | | |
| Oxide Ore to Stockpile | Mt | | 30.32 | 3.41 | | | | | | | |
| | Au g/t | | 0.36 | 0.43 | | | | | | | |
| | Ag g/t | | 1.69 | 1.17 | | | | | | | |
| MacNeill Ore to Crusher | Mt | | | | | | 12 | 12 | 1 | 1 | 11 |
| | Au g/t | | | | | | 0.49 | 0.56 | 0.54 | 0.4 | 0.44 |
| | Ag g/t | | | | | | 1.18 | 1.07 | 1.05 | 0.89 | 0.96 |
| MacNeill Ore to Stockpile | Mt | | 0 | 1 | 11 | 4 | 1 | 8 | | | |
| | Au g/t | | 0.44 | 0.44 | 0.46 | 0.52 | 0.49 | 0.56 | | | |
| | Ag g/t | | 0.75 | 0.86 | 0.87 | 0.8 | 1.18 | 1.07 | | | |
| Sulphide Ore to Crusher | Mt | | | 39 | 54 | 54 | 54 | 54 | 54 | 54 | 54 |
| | Au g/t | | | 0.51 | 0.53 | 0.63 | 0.64 | 0.53 | 0.6 | 0.59 | 0.72 |
| | Cu % | | | 0.2 | 0.2 | 0.22 | 0.22 | 0.19 | 0.24 | 0.24 | 0.3 |
| | Ag g/t | | | 1.2 | 1 | 0.95 | 1.01 | 1.12 | 1.14 | 1.08 | 0.99 |
| Sulphide Ore to Stockpile | Mt | | 4 | | | | | | | | |
| | Au g/t | | 0.41 | | | | | | | | |
| | Cu % | | 0.13 | | | | | | | | |
| | Ag g/t | | 1.45 | | | | | | | | |
| Waste | Mt | 89 | 105 | 212 | 247 | 260 | 254 | 248 | 271 | 267 | 257 |
| Total Rock | Mt | 115 | 165 | 281 | 324 | 318 | 321 | 322 | 325 | 322 | 321 |
| **Process Throughput** | | | | | | | | | | | |
| Sulphide Stockpile Reclaim | Mt | | | 4 | | | | | | | |
| | Au g/t | | | 0.41 | | | | | | | |
| | Cu % | | | 0.13 | | | | | | | |
| | Ag g/t | | | 1.45 | | | | | | | |
| Sulphide Ore Mill feed | Mt | | | 43 | 54 | 54 | 54 | 54 | 54 | 54 | 54 |
| | Au g/t | | | 0.5 | 0.53 | 0.63 | 0.64 | 0.53 | 0.6 | 0.59 | 0.72 |
| | Cu % | | | 0.19 | 0.2 | 0.22 | 0.22 | 0.19 | 0.24 | 0.24 | 0.3 |
| | Ag g/t | | | 1.22 | 1 | 0.95 | 1.01 | 1.12 | 1.14 | 1.08 | 0.99 |
| Oxide Stockpile Reclaim | Mt | | | | 14 | 20 | | | | | |
| | Au g/t | | | | 0.37 | 0.37 | | | | | |
| | Ag g/t | | | | 1.64 | 1.64 | | | | | |
| Oxide Ore Heap leach feed | Mt | 26 | 26 | 26 | 26 | 20 | | | | | |
| | Au g/t | 0.32 | 0.36 | 0.43 | 0.4 | 0.36 | | | | | |
| | Ag g/t | 2.32 | 1.69 | 1.17 | 1.28 | 1.62 | | | | | |
| MacNeill Stockpile Reclaim | Mt | | | | | | | | 11 | 11 | 1 |
| | Au g/t | | | | | | | | 0.5 | 0.5 | 0.5 |
| | Ag g/t | | | | | | | | 0.94 | 0.94 | 0.94 |
| MacNeill Ore Heap leach feed | Mt | | | | | | 12 | 12 | 12 | 12 | 12 |
| | Au g/t | | | | | | 0.49 | 0.56 | 0.51 | 0.5 | 0.44 |
| | Ag g/t | | | | | | 1.18 | 1.07 | 0.94 | 0.93 | 0.96 |

Table 16-42: Mine Schedule – Super Pit Option (continuation)

| Period | | Y09 | Y10 | Y11 | Y12 | Y13 | Y14 | Y15 | Y16 | Y17 | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Open Pit** | | | | | | | | | | | |
| Oxide Ore to Crusher | Mt | | | | | | | | | | 90 |
| | Au g/t | | | | | | | | | | 0.38 |
| | Ag g/t | | | | | | | | | | 1.61 |
| Oxide Ore to Stockpile | Mt | | | | | | | | | | 34 |
| | Au g/t | | | | | | | | | | 0.36 |
| | Ag g/t | | | | | | | | | | 1.64 |
| MacNeill Ore to Crusher | Mt | 5 | | 5 | 8 | | | | | | 54 |
| | Au g/t | 0.54 | | 0.48 | 0.58 | | | | | | 0.51 |
| | Ag g/t | 1.34 | | 1 | 1.22 | | | | | | 1.11 |
| MacNeill Ore to Stockpile | Mt | | | | | | | | | | 24 |
| | Au g/t | | | | | | | | | | 0.5 |
| | Ag g/t | | | | | | | | | | 0.94 |
| Sulphide Ore to Crusher | Mt | 54 | 54 | 54 | 54 | 54 | 54 | 54 | 54 | 36 | 885 |
| | Au g/t | 0.6 | 0.55 | 0.58 | 0.68 | 0.38 | 0.43 | 0.53 | 0.67 | 0.7 | 0.58 |
| | Cu % | 0.25 | 0.23 | 0.27 | 0.27 | 0.17 | 0.2 | 0.26 | 0.32 | 0.31 | 0.24 |
| | Ag g/t | 1.23 | 1.03 | 0.89 | 1.36 | 1.22 | 1.15 | 1.06 | 1.39 | 1.61 | 1.13 |
| Sulphide Ore to Stockpile | Mt | | | | | | | | | | 4 |
| | Au g/t | | | | | | | | | | 0.41 |
| | Cu % | | | | | | | | | | 0.13 |
| | Ag g/t | | | | | | | | | | 1.45 |
| Waste | Mt | 268 | 271 | 262 | 203 | 108 | 40 | 17 | 11 | 4 | 3,395 |
| Total Rock | Mt | 327 | 325 | 322 | 264 | 162 | 94 | 71 | 65 | 40 | 4,486 |
| **Process Throughput** | | | | | | | | | | | |
| Sulphide Stockpile Reclaim | Mt | | | | | | | | | | 4 |
| | Au g/t | | | | | | | | | | 0.41 |
| | Cu % | | | | | | | | | | 0.13 |
| | Ag g/t | | | | | | | | | | 1.45 |
| Sulphide Ore Mill feed | Mt | 54 | 54 | 54 | 54 | 54 | 54 | 54 | 54 | 36 | 889 |
| | Au g/t | 0.6 | 0.55 | 0.58 | 0.68 | 0.38 | 0.43 | 0.53 | 0.67 | 0.7 | 0.58 |
| | Cu % | 0.25 | 0.23 | 0.27 | 0.27 | 0.17 | 0.2 | 0.26 | 0.32 | 0.31 | 0.24 |
| | Ag g/t | 1.23 | 1.03 | 0.89 | 1.36 | 1.22 | 1.15 | 1.06 | 1.39 | 1.61 | 1.13 |
| Oxide Stockpile Reclaim | Mt | | | | | | | | | | 34 |
| | Au g/t | | | | | | | | | | 0.37 |
| | Ag g/t | | | | | | | | | | 1.64 |
| Oxide Ore Heap leach feed | Mt | | | | | | | | | | 124 |
| | Au g/t | | | | | | | | | | 0.38 |
| | Ag g/t | | | | | | | | | | 1.62 |
| MacNeill Stockpile Reclaim | Mt | 0 | | | | | | | | | 24 |
| | Au g/t | 0.5 | | | | | | | | | 0.5 |
| | Ag g/t | 0.94 | | | | | | | | | 0.94 |
| MacNeill Ore Heap leach feed | Mt | 5 | | 5 | 8 | | | | | | 78 |
| | Au g/t | 0.54 | | 0.48 | 0.58 | | | | | | 0.51 |
| | Ag g/t | 1.3 | | 1 | 1.22 | | | | | | 1.05 |

Figure 16-17 shows the open pit mining schedule for the Super Pit option


Tonnage (kt/yr)
350.000
300.000
250.000
200.000
150.000
100.000
50.000
Y-2 Y-1 Y01 Y02 Y03 Y04 Y05 Y06 Y07 Y08 Y09 Y10 Y11 Y12 Y13 Y14 Y15 Y16 Y17 Y18
Oxide Ore
MacNeill Ore
Sulphide Ore
Sulfide Stockpile
Waste

**Figure 16-17: Super Pit Option – Mine Schedule**

Annual push back, or phase, development for the Full Open Pit option is presented in Figure 16-18.


Tonnage (kt / yr)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Y-2 Y-1 Y01 Y02 Y03 Y04 Y05 Y06 Y07 Y08 Y09 Y10 Y11 Y12 Y13 Y14 Y15 Y16 Y17 Y18
F15
F14
F13
F11
F09
F07
F06
F05
F03
F02
F01
F00

**Figure 16-18: Super Pit Option – Total Material by Mining Phase**

The Super Pit development requires 6 to 7 phases working simultaneously. Figure 16-19 illustrates the required vertical development.



90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
N° Benches / yr
Y-2
Y-1
Y01
Y02
Y03
Y04
Y05
Y06
Y07
Y08
Y09
Y10
Y11
Y12
Y13
Y14
Y15
Y16
Y17
Y18
F15
F14
F13
F11
F09
F07
F06
F05
F03
F02
F01
F00

Figure 16-19: Super Pit Option – Benches per Year

The maximum vertical development is achieved in the preproduction period. However, the tonnage contribution from the initial benches is minimal, and the numbers of benches mined per year is regarded as practically achievable.

**Waste Mining Strategy**

Due to the high waste material movement requirements for the project, the potential of using in-pit crushing and conveying (IPCC) to remove as much of the waste as possible was analysed. In addition to reducing the waste mining costs, it was clear that an opportunity existed to create a waste stockpile to the north of the pit which would allow the tailing storage facility (TSF) dam wall to be constructed with the IPCC system instead of conventional truck dump construction. A compacted dam wall face was designed to generate the required retaining wall stability and level of impermeability, but the use of bulk fill using the IPCC system removed the requirement for an engineered self-supporting tailings retaining wall structure.

The results of the IPCC scoping level studies were very positive with regard to the likely benefits of using IPCC for waste and a decision was made to advance the mining prefeasibility study using this method. This is discussed in each of the following sections.

**Equipment Selection Criteria – IPCC**

The equipment selected for waste crushing, conveying and spreading was supplied by Sandvik Mining and Construction (SMC), who were contracted to develop the IPCC systems and procedures to ensure that a practical result was obtained.

The IPCC equipment selected is summarized in Table 16-43.

Table 16-43: IPCC Equipment for Super Pit

| Equipment | Characteristics | Machine Type |
|---|---|---|
| Gyratory Crushers | 10,500 tph @100MPa | Sandvik CG880 65x119in |
| Overland Pit Conveyor | 21,000 tph; 2,400 mm wide | Sandvik ST 4500 |
| Track Shiftable Conveyor | 21,000 tph; 2,400 mm wide | Sandvik ST 2500 |
| Spreaders | 21,000 tph | Sandvik SP2000 50/50 |

- The crusher throughput is a critical aspect of the IPCC system performance. Sandvik provided the following specifications for the system to ensure the requisite long term average throughput of 10,500 tph was achievable.
- No more than 2 % of material over 150 Mpa rock strength
- Rock fragmentation typical for copper mine waste blasting; max. fragment feed size 1200 mm.
- Open Side Setting (OSS) at 280 mm to produce maximum fragment sizing +/- 500 mm
- Conveyor widths of 2,400 mm to handle the maximum fragment size
- The Super Pit and Hybrid open pit options were those evaluated for the IPCC solution and the main characteristics of each option are as follows:
- The Super Pit option considers the use of two systems as described below. Each system comprised of two gyratory crushers feeding a single conveyor and spreader.
- Semi-fixed ex-pit crushing and conveying (EPCC) with two crushing stations, each containing two gyratory crushers installed as fixed units, delivering product to two waste stockpile locations (the North and West Stockpiles). Progressive relocation of the crushing stations into the pit to a fixed crushing platform (IPCC) as optimization of the mining schedule dictated.

- Development of the Tailing Storage Facility (TSF) dam using the North Stockpile crushing and conveying system and with an engineered dam face design developed by Knight Pièsold.
- Throughput capacities of 10,500 tph for each gyratory crusher and 21,000 tph for each main conveyors and spreader system for a total operational capacity of 42,000 tph or +/- 260 Mtpa for two systems with 4 crushers.

Figure 16-20 and Figure 16-21 show the layout of the resulting waste stockpile and IPCC infrastructure at the end of construction (end of Year -1) and the end of the mine life respectively for the Super Pit.


North Waste Stockpile
Conveyor Corridor
Process Plant
Waste EPCC
Primary Crusher
LeachPad Stock
Leach Pad
1000 m
Leach Pad Crusher
Waste EPCC

**Figure 16-20: Super Pit Option – General Layout – end of Year -1**


North Waste Stockpile
Tailings
Tailings Dam
Conveyor Corridor
Process Plant
Waste EPCC
West Waste Stockpile
Pyrite Tailings
Primary Crusher
Waste IPCC
Leach Pad
1000 m
Leach Pad Crusher
Waste EPCC
Final Pit

Figure 16-21: Super Pit Option – General Layout – end of Year 17

## Operating Time Definition

The work schedule, typical for high altitude operations in Chile, assumes production will operate 24 hours per day, 7 days per week, 365 days per year, and a total of 120 hours (5 days) each year will be lost due to adverse weather conditions. All continuous operations personnel will work a 1-week-in / 1-week-out rotation. Operations and mining personnel will work two 12 hour shifts.

Figure 16-22 summarizes the definitions used for equipment time allocation and calculation of the main operational indices.


Calendar Time
Available Hours
Downtime
Gross Operating Hours
Standby
Net Operating Hours
Delays

Figure 16-22: Operating time Definition

The categories used in the time model are defined as follows

- Calendar Time: The amount of hours in a calendar year. At 24 hours per day and 365 operating days per year, the total calendar hours per year are 8,760 hours.
- Schedule Hours: Calendar hours less annual non-scheduled work hours.
- Available Hours: Schedule Hours less the amount of downtime for the piece of equipment.
- Downtime: When the unit is not mechanically operable. This includes all planned and unplanned maintenance.
- Availability: The measure of downtime; it is expressed as Available Hours divided by Calendar Time.
- Gross Operating: Available Hours less Standby. The effective operating hours (engine hours), which are used for costing purposes.
- Standby: When the unit is mechanically operable but is not manned or used (e.g., schedule loss, safety meetings, meals, breaks, blasting, shift change, weather outages, power outages, etc.).
- Net Operating Gross Operating Hours less Delays. The net Operating Hours: These hours are used for determining fleet size requirements.
- Delays: When the unit is operable and manned, but is not involved in production (i.e., fuelling, positioning, daily service, crusher down, drill and loader moves, shovel, walking, face preparation, highwall scaling, personal breaks, delays for blasts, operator changes and waiting on shovel).

Table 16-44 provides an example of the time calculation for the major units of equipment based on the experience of NCL and that of similar operations to Caspiche.

Table 16-44: Time Usage Model Example – Mobile Equipment

| Caspiche operating hours | | Rope Shovel | FEL | Truck | Electric Drill |
|---|---|---|---|---|---|
| **Availability** | | | | | |
| Calendar Hours | hours | 8,760 | 8,760 | 8,760 | 8,760 |
| Mtce Scheduled non-work time | hours | 0 | 0 | 0 | 0 |
| Snow Losses | hours | 120 | 120 | 120 | 120 |
| Other losses | hours | 0 | 0 | 0 | 0 |
| Industrial losses | hours | 0 | 0 | 0 | 0 |
| Scheduled Hours | hours | 8,640 | 8,640 | 8,640 | 8,640 |
| Daily Service | hours | 183 | 183 | 183 | 183 |
| Weekly Maintenance | hours | 312 | 312 | 312 | 312 |
| Other Maintenance Shutdown | hours | 212 | 212 | 148 | 198 |
| Scheduled Maintenance | hours | 707 | 707 | 643 | 693 |
| Scheduled Availability | % | 91.8 | 91.8 | 92.6 | 92 |
| Breakdowns as % of Scheduled | % | 3.7 | 6.6 | 6.8 | 6 |
| Breakdowns | hours | 321 | 572 | 590 | 518 |
| BUDGET Overall Availability | % | 88.1 | 85.2 | 85.73 | 85.98 |
| Available Hours | hours | 7,612 | 7,361 | 7,407 | 7,429 |
| **Utilization** | | | | | |
| Shift duration | hours | 12 | 12 | 12 | 12 |
| Shift duration | mins | 720 | 720 | 720 | 720 |
| No of shifts/day | | 2 | 2 | 2 | 2 |
| Shift startup + meeting | mins/shift | 15 | 15 | 15 | 15 |
| Travel to /from pit | mins/shift | 5 | 5 | 5 | 5 |
| Travel from pit | mins/shift | 5 | 5 | 0 | 0 |
| Truck operator changeout | mins/shift | 1 | 1 | 1 | 1 |
| Equipment Inspection | minutes | 5 | 5 | 5 | 5 |
| Meal break | minutes | 60 | 60 | 60 | 60 |
| Blasting delays | minutes | 10 | 15 | 10 | 10 |
| Fuel/Lubrication | minutes | 5 | 20 | 25 | 5 |
| Manoeuvre | % of shift | 4.2 | 0 | 0 | 8.3 |
| Manoeuvre | minutes | 30 | 0 | 0 | 60 |
| Fatigue + Safety Meeting Delays | minutes | 5 | 5 | 5 | 5 |
| Not required | minutes | 0 | 25 | 0 | 16 |
| Effective Operation/Shift | minutes | 579 | 564 | 599 | 518 |
| Equipment Utilization | (%) | 80.4 | 78.3 | 83.2 | 72 |
| **Effective Operating Hours** | | **Rope Shovel** | **FEL** | **Truck** | **Electric Drill** |
| Annual Hours | hours | 8,640 | 8,640 | 8,640 | 8,640 |
| Equipment Availability | (%) | 88.1 | 85.2 | 85.7 | 86 |
| Possible Mine Operating Hours | (%) | 100,0 | 100,0 | 100,0 | 100,0 |
| Equipment Utilization | (%) | 80.4 | 78.3 | 83.2 | 72 |
| Effective Operating Hours | hours | 6,120 | 5,764 | 6,163 | 5,349 |
| **SMU (Engine) Hrs / year** | | **6,502** | **6,288** | **6,481** | **6,500** |

Table 16-45 shows an equivalent Time Usage Model (TUM) developed for the North Dump IPCC System. In particular, the anticipated relocation losses for the IPCC system during Year 2

are included, and this was then taken into account when the overall availability was calculated (refer to the rows under CALENDAR HOURS).

**Table 16-45: Time Usage Model Example – IPCC System Equipment**

| IPCC Operating hours | | Fixed Crusher | Conveyors | Spreader | Fixed Combo |
|---|---|---|---|---|---|
| **Availability** | | | | | |
| Calendar Hours | hours | 8,760 | 8,760 | 8,760 | 8,760 |
| Scheduled non-work time | hours | 120 | 120 | 120 | 120 |
| North Dump Spreader - SP01 Relocation Losses | | | | | 0 |
| TS Conveyor 1 - CV07 Relocation Losses | hours | | 0 | | 0 |
| TS Conveyor 1 - CV07 Extension Losses | hours | | 0 | | 0 |
| TS Conveyor 1 - CV07 Radial Shift Losses | hours | | 0 | | 0 |
| TS Conveyor 2 - CV10 Relocation Losses | hours | | 0 | | 0 |
| TS Conveyor 2 - CV10 Extension Losses | hours | | 1764 | | 1764 |
| TS Conveyor 2 - CV10 Radial Shift Losses | hours | | 0 | | 0 |
| Industrial losses | hours | | | | |
| Scheduled Hours | hours | 8,640 | 6,876 | 8,640 | 6,876 |
| Daily Service | hours | 0 | 0 | 0 | 0 |
| Weekly Maintenance | hours | 6 | 6 | 6 | 6 |
| Annual Maintenance Shutdown | hours | 240 | 168 | 168 | 240 |
| Scheduled Maintenance | hours | 552 | 480 | 480 | 662 |
| Scheduled Availability | % | 93.61 | 93.02 | 94.44 | 90.37 |
| Breakdowns as % of Scheduled | % | 4 | 2 | 2 | |
| Breakdowns | hours | 173 | 138 | 173 | 207 |
| BUDGET Overall Availability | % | 91.61 | 91.02 | 92.44 | 87.35 |
| Available Hours | hours | 7,915 | 6,258 | 7,987 | 6,006 |
| **Utilization** | | | | | |
| Shift duration | hours | 12 | 12 | 12 | 12 |
| Shift duration | mins | 720 | 720 | 720 | 720 |
| No of shifts/day | | 2 | 2 | 2 | 2 |
| Shift startup meeting | mins/shift | 15 | 15 | 15 | 15 |
| Travel to pit | mins/shift | 5 | 5 | 5 | 5 |
| Travel from pit | mins/shift | 5 | 5 | 0 | 0 |
| IPPC system start | mins/shift | 0 | 0 | 0 | 0 |
| Equipment Inspection | minutes | 10 | 10 | 10 | 10 |
| Meal break | minutes | 45 | 45 | 45 | 45 |
| Blasting delays | minutes | 30 | 10 | 0 | 30 |
| Fuel/Lubrication | minutes | 5 | 5 | 5 | 5 |
| Manoeuvre | % of shift | 0 | 0 | 4 | 4 |
| Manoeuvre | minutes | 0 | 0 | 29 | 29 |
| Fatigue or other Delays | minutes | 5 | 5 | 5 | 5 |
| Not required | minutes | 0 | 0 | 0 | 0 |
| Effective Operation/Shift | minutes | 600 | 620 | 601 | 620 |
| Shift Utilization | (%) | 83.3 | 86.1 | 83.5 | 86.1 |
| **IPCC Operating Hours** | | **Fixed Crusher** | **Conveyors** | **Spreader** | **Fixed Combo** |
| **Effective Operating Hours** | | | | | |
| Annual Hours | hours | 8,640 | 6,876 | 8,640 | 6,876 |
| Equipment Availability (Mech + Operational) | (%) | 91.6 | 91.0 | 92.4 | 87.4 |
| Equipment Utilization | (%) | 83.3 | 86.1 | 83.5 | 86.1 |
| Efficiency | (%) | 100.0 | 100.0 | 100.0 | 100.0 |
| **Op Hrs** | **hours** | **6,502** | **6,288** | **6,481** | **6,500** |

In addition, where there were multiple components (crusher, multiple conveyors and spreader), then the total downtime was adjusted to allow for the interrelationship between the components. For example, it was not always possible to carry out opportunity maintenance on conveyors or a spreader when unscheduled downtime occurred on a crusher. So whilst the downtimes are not cumulative, there is some increase in downtime over the individual component downtimes. This is basic binomial probability theory, but in order to project accurately it would be necessary to know the Mean Time Between Failures (MTBF) and Mean Time To Repair (MTTR) for each component so that a mathematical simulation could be made. However, for this level of study, existing mine operating availability data was used and a normal the maintenance strategy incorporated so as to determine an acceptable factor.

For a simple system with two crushers (with separate sacrificial belts), one overland conveyor, two Track Shiftable Conveyors (TSC's) and one spreader, a 1.25 multiplier on downtime over the highest component downtime (hours) was deemed acceptable, and this is shown on the "Breakdowns" line for the System availability below. For this particular system and year, it can be seen that the losses due to relocations were significant. Conservative estimates of the relocation downtimes were used as recommended by SMC, and these could be improved with operating experience.

Table 16-46 shows the relocation losses used in the study for the conveyor systems to the waste dumps.

**Table 16-46: Relocation Losses for the IPCC systems**

| Basis of System Relocation Downtimes | | | |
|---|---|---|---|
| ITEM | Type | Hours | Description |
| Track Shiftable Conveyors | 4° Deg Radial Shift of a Track Shiftable Conveyor | 72 | Calculation based on current best practice, D11 operating speed and Conveyor length. |
| | 1st 100 m Extension using Cassette | 72 | For every 200 m extension, an allowance of 1 week (168 hours) is allowed for. |
| | 2nd 100 m Extension Splicing and reusing Cassette | 96 | |
| | Spreader and Track Shiftable System Relocation | 1,176 | 100 m Conveyor and Spreader relocated to new starting position. |
| Crushers | Gyratory Crusher Relocation | 1,176 | 7 weeks Allowance using 660 t crane and trailer |
| | Hybrid Crusher Relocation | 672 | 4 Weeks Allowance made for Crusher Relocation using 660 t Crane and trailer |

Note that relocation of the entire spreading system (from one level of a stockpile to another) is required from time to time. These longer downtimes were scheduled into the production plan. The crushers were also relocated during the life of the project, and some 7 weeks was allowed for these relocations, assuming that all civil works for the new installations were planned, scheduled and completed ahead of the relocation. Accordingly, downtime was estimated as the

time to dismantle and relocate the major equipment from the crusher station(s). Only one crusher was relocated in any calendar year.

**Mine Equipment**

Table 16-47 illustrates the open pit mobile equipment fleet requirements by year through the mine life. These tables represent the equipment necessary to perform the following duties:

Mine and transport oxide, MacNeill and sulphide ore to the appropriate primary crushers or stockpiles.

Mine and transport waste material from the pit to the appropriate waste crusher(s) and subsequent conveying to the appropriate waste stockpile using conveyors and spreaders.

Maintain all the mine work areas, in-pit haul roads, and external haul roads; also maintain the waste stockpile.

Re-handle the oxide and MacNeill ores (load, transport and auxiliary equipment) from the stockpile to the primary crusher.

Table 16-47: Super Pit Option – Main Mobile Equipment Requirements

| Main Equipment<br>Open Pit | Y-03 | Y-02 | Y-01 | Y01 | Y02 | Y03 | Y04 | Y05 | Y06 | Y07 | Y08 | Y09 | Y10 | Y11 | Y12 | Y13 | Y14 | Y15 | Y16 | Y17 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| FEL L-2350 | 1 | 1 | 2 | 3 | 4 | 4 | 3 | 3 | 4 | 4 | 3 | 4 | 3 | 4 | 3 | 2 | 1 | 1 | 1 | 1 |
| Electric Rope Shovel 495HR | 2 | 4 | 5 | 8 | 9 | 9 | 9 | 9 | 9 | 9 | 9 | 9 | 9 | 9 | 8 | 5 | 3 | 2 | 2 | 2 |
| Haul Truck – Liebherr T282 | 18 | 25 | 30 | 52 | 64 | 60 | 63 | 64 | 61 | 64 | 61 | 57 | 64 | 60 | 62 | 48 | 36 | 32 | 33 | 35 |
| Electric Drill – 310 mm | 3 | 4 | 5 | 10 | 14 | 13 | 13 | 13 | 14 | 14 | 15 | 15 | 15 | 15 | 12 | 8 | 6 | 5 | 4 | 3 |
| Diesel Drill – 250 mm | 1 | 2 | 2 | 3 | 3 | 4 | 4 | 4 | 4 | 4 | 4 | 4 | 4 | 4 | 4 | 3 | 2 | 2 | 2 | 1 |
| Support Drill | 1 | 1 | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 1 | 2 | 1 | 1 | 2 |
| Bulldozer 1 Cat D10 | 3 | 4 | 5 | 6 | 7 | 7 | 6 | 6 | 7 | 7 | 6 | 7 | 7 | 6 | 5 | 3 | 2 | 2 | 2 | 2 |
| Bulldozer 2 Cat D11 | 3 | 3 | 4 | 4 | 5 | 5 | 4 | 4 | 5 | 5 | 4 | 5 | 4 | 5 | 4 | 4 | 3 | 3 | 3 | 3 |
| Wheeldozer 1Cat 834H | 2 | 3 | 4 | 6 | 7 | 7 | 6 | 6 | 7 | 7 | 6 | 7 | 6 | 7 | 6 | 4 | 2 | 2 | 2 | 2 |
| Wheeldozer 2 Cat 854H | 1 | 1 | 2 | 2 | 3 | 3 | 2 | 2 | 3 | 3 | 2 | 3 | 2 | 3 | 2 | 2 | 1 | 1 | 1 | 1 |
| Motorgrader 1 Cat 16M | 4 | 4 | 4 | 4 | 4 | 4 | 5 | 5 | 4 | 4 | 4 | 4 | 4 | 4 | 5 | 6 | 6 | 6 | 6 | 5 |
| Motorgrader 2 Cat 24M | 2 | 2 | 1 | 1 | 1 | 1 | 2 | 2 | 2 | 2 | 2 | 1 | 2 | 1 | 2 | 2 | 2 | 2 | 2 | 2 |
| Water Truck Cat 777F | 1 | 1 | 1 | 2 | 2 | 2 | 3 | 3 | 3 | 3 | 3 | 2 | 3 | 2 | 3 | 3 | 2 | 3 | 3 | 3 |
| Backhoe 5-8 yd$^3$ | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| Fuel Truck 85 m$^3$ | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| Lube Truck | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| Support Truck | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| Mobile Crane 200 t | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| Lowboy Truck 110 t | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| Tire Handler Cat 988H | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| Lighting Plant 4x1000 W | 8 | 12 | 16 | 26 | 32 | 32 | 31 | 31 | 33 | 33 | 33 | 34 | 33 | 34 | 29 | 19 | 14 | 11 | 10 | 9 |

**Super Pit Mobile Equipment**

The type and quantity of mining equipment to satisfy the mine production schedule requirements are presented in this section.

**Equipment Selection Criteria**

The equipment selected for the project was for a standard truck and shovel mining operation, using conventional drilling patterns and contractor, as well as regular equipment maintenance requirements.

Equipment selected for the mining operation is shown in Table 16-48.

**Table 16-48: Mining Equipment for the Super Pit option**

| Equipment | Characteristics | Machine Type |
|---|---|---|
| Drill | 250-311 mm | PV 351 Atlas Copco, Diesel and Electric |
| FEL | 38 $m^3$ | LT2350 - LeTourneau |
| Rope Shovel | 56 $m^3$ | 495 HR – Bucyrus |
| Haul Truck | 360 t | T282C – Liebherr |
| Bulldozer | 650 HP | D10T – Caterpillar |
| | 850 HP | D11T - Caterpillar |
| Wheeldozer | 550 HP | 834H – Caterpillar |
| | 900 HP | 854H - Caterpillar |
| Motorgrader | 300 HP | 16M – Caterpillar |
| | 530 HP | 24 M - Caterpillar |
| Water Truck | 85 $m^3$ | 777 F – Caterpillar |

Supplier names and equipment types are provided for orientation purposes only.

**Production Requirements**

The major mine equipment was selected based on the production schedules described previously. Based on these schedules, 25 months of pre-stripping are required for the Super Pit option then 17 years of production to extract the ore. Work during the preproduction period will include preparing roads, bench openings and preproduction stripping. Total material mined during preproduction is 392 Mt.

Table 16-49 shows the amount of ore and waste that will be handled by the Super Pit mining equipment.

Table 16-49: Super Pit Mine Production Summaries

| Option | Mine Production | | | | | | | | | Plant | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Oxide Ore To Crusher | Oxide to Stockpile | MacNeill Ore To Crusher | MacNeill Ore to Stockpile | Sulphide Ore to Crusher | Sulphide Ore to Stockpile | Waste for Construction | Waste to Waste Stockpile | Total Rock From Mine | Oxide Ore Re-handle | MacNeill Ore Re-handle | Sulphide Ore Re-handle |
| | (kt) | (kt) | (kt) | (kt) | (kt) | (kt) | (kt) | (kt) | (kt) | (kt) | (kt) | (kt) |
| Super Pit | 90,000 | 34,000 | 54,000 | 24,000 | 885,000 | 4,000 | 72,000 | 3,323,000 | 4,486,000 | 34,000 | 24,000 | 4,000 |

### Main Rock Characteristics

Table 16-50 illustrates the material characteristics used for equipment productivity calculations. The density values are based on the resource block model values for the various materials as tabulated from the mine production schedule.

Since high compaction is needed in the construction of the platform for the plant, a higher loose density has been considered. After considering swell factors, 2.0 t/m$^3$ has been used to convert the required volume of waste material to tonnage.

**Table 16-50: Material Characteristics**

| | Oxide | MacNeill | Sulphide | Waste |
|---|---|---|---|---|
| Bulk Density (t/m$^3$) | 2.35 | 2.43 | 2.44 | 2.4 |
| Material Handling Swell factor | 30% | 30% | 30% | 30% |
| Moisture Content | 2% | 2% | 2% | 2% |

The material handling swell factor (in situ to loose tonnage) was estimated at 30%.

NCL assumed moisture content of 2%. The density of wet loose material was used to calculate truck allowable payload limits.

All equipment production is reported in dry metric tonnes. This corresponds to the units of dry measurement contained in the computer model, the stated reserves and the mine material movements as summarized in Table 16-50.

### Mobile Equipment Performance and Fleet Requirements

Data from vendors and other operating mines indicate that mechanical availability of the equipment decreases with hours worked, as shown in Table 16-51. An average mechanical availability based on the life of the fleet was assigned to replicate the availability for a fleet containing units of mixed ages.

Table 16-51: Equipment Life and Mechanical Availability

| Equipment Life | | Incremental Hours (000) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | 0 - 5 | 05-10 | 10-15 | 15 - 20 | 20 - 25 | 25 - 30 | 30 - 35 | 35 - 40 | 40 - 45 |
| Major Equipment | Eq. Life (Hrs) | Mechanical Availability (%) | | | | | | | | |
| Diesel Drill PV 351D 12-1/4" | 75,000 | 87 | 85 | 83 | 81 | 81 | 81 | 81 | 81 | 81 |
| Electric Drill PV 351E 12-1/4" | 75,000 | 89 | 87 | 85 | 83 | 81 | 81 | 81 | 81 | 81 |
| FEL 38 $m^3$ | 50,000 | 92 | 90 | 88 | 86 | 84 | 84 | 84 | 84 | 84 |
| FEL 19 $m^3$ | 42,000 | 92 | 90 | 88 | 86 | 84 | 84 | 80 | 80 | 80 |
| Hydraulic Shovel 22 $m^3$ | 75,000 | 88 | 86 | 84 | 82 | 80 | 80 | 80 | 80 | 82 |
| Rope Shovel 56 $m^3$ | 100,000 | 90 | 89 | 88 | 87 | 86 | 85 | 84 | 84 | 84 |
| Haul Truck 360 t | 70,000 | 89 | 88 | 87 | 86 | 85 | 85 | 85 | 85 | 85 |
| Haul Truck 185 t | 70,000 | 89 | 88 | 87 | 86 | 85 | 85 | 85 | 85 | 85 |
| Bulldozer | 60,000 | 88 | 87 | 86 | 85 | 84 | 84 | 84 | 84 | 84 |
| Wheeldozer | 50,000 | 88 | 87 | 86 | 85 | 84 | 86 | 86 | 86 | 86 |
| Motorgrader | 60,000 | 87 | 86 | 85 | 84 | 84 | 84 | 84 | 84 | 84 |
| Water Truck 85 $m^3$ | 70,000 | 88 | 87 | 86 | 85 | 84 | 84 | 84 | 84 | 84 |

The performance of all drilling and loading units was calculated on the basis of operational indices and detailed estimates of the times involved in each activity. Truck performance estimates used variable distances per period and the type of material being hauled.

Equipment hours and number of units in the fleet were calculated using the estimated performance and the materials movement requirement per period.

Equipment required to haul ore from crusher to the pads was also included in calculations and then distributed to the process capital cost area.

Drilling

The drilling equipment for ore and waste will consist of diesel units capable of drilling 12-1/4 in diameter holes.

To date no specific drilling and blasting study has been conducted for the Caspiche project; assumptions were made based on general characteristics of the rock at Caspiche and experience at similar types of operations. Three different rock groups were defined using the UCS characteristics as main parameter. Penetration rates were calculated using the Workman Method, a recognized formula designed in 1996 to estimate the penetration rates in a wide range of rock:

$$V = [RF - 28 * \log(0.145 * Sc)] * 5.70 * 10^{-5} * (PD * RPM)$$

Where:

V = Penetration rate

RF = Rock factor, depends on SC

SC = UCS = Uniaxial Compression Strength (MPa)

PD = Drilling equipment pulldown = 145.7 kg/mm

RPM = Drilling equipment revolutions per minute = 100

Table 16-52 presents the typical drilling parameters used for describing the drilling and blasting operations.

**Table 16-52: Drilling Parameters**

| Pattern code | UCS (MPa) | 30-55 | | 55-90 | | 90-120 | | >120 | |
|---|---|---|---|---|---|---|---|---|---|
| Material | | Ore | Waste | Ore | Waste | Ore | Waste | Ore | Waste |
| Drill diameter | mm | 311.2 | 311.2 | 311.2 | 311.2 | 311.2 | 311.2 | 311.2 | 311.2 |
| Bench height | m | 15 | 15 | 15 | 15 | 15 | 15 | 15 | 15 |
| Subdrill | m | 1.5 | 1.5 | 1.5 | 1.5 | 1.5 | 1.5 | 1.5 | 1.5 |
| Stemming | m | 5 | 6.5 | 6 | 6.5 | 7 | 8.5 | 7.3 | 8.3 |
| Burden | m | 8.8 | 9 | 8.5 | 8.7 | 8.2 | 8.5 | 7.8 | 8 |
| Spacing | m | 10.5 | 11 | 9.5 | 10.7 | 9.4 | 9.5 | 9 | 9.5 |
| Specific drilling | $m^3/m$ | 84 | 90 | 73.4 | 84.6 | 70.1 | 73.4 | 63.8 | 69.1 |
| Redrill | | 5 | 5 | 5 | 5 | 5 | 5 | 5 | 5 |
| Penetration rate | m/h | 48 | 48 | 33 | 33 | 26 | 26 | 19 | 19 |
| BCM per hole | $m^3$/hole | 1,386 | 1,485 | 1,211 | 1,396 | 1,156 | 1,211 | 1,053 | 1,140 |
| ANFO Consumption | g/t | 221.6 | 182.5 | 220.6 | 182.2 | 219 | 179.8 | 222.3 | 183 |

Controlled drilling and blasting will be practiced along the final faces of the pits. An adjustment factor of 5 % was applied to account for re-drilling in ore and waste.

Annual production capacity was estimated for each type of drill and per each period of the mine plan. Typical estimated capacities per year for each one of the rock types are presented in Table 16-53.

Table 16-53: Drilling Capacity per year (tpy)

| UCS (MPa) | Ore | Waste |
|---|---|---|
| 30-55 | 31,494 | 33,291 |
| 55-90 | 19,919 | 22,962 |
| 90-120 | 14,272 | 14,683 |
| >120 | 9,601 | 10,394 |

The tonnage distribution for drilling according to the type of material was estimated for the life of mine and then divided by the yearly capacity.

Loading

Primary loading in the bulk material will be performed by 495 HR Bucyrus rope shovels with a 73 $yd^3$ (56 $m^3$) bucket, or similar unit. A LeTourneau frontend loader with a 50 $yd^3$ (38 $m^3$) bucket, or similar, will be used for secondary loading, rehandle and shovel support.

Loading for the heap leach stand alone pit will be performed by Komatsu PC 5500 diesel-hydraulic shovels with a 38 $yd^3$ (29 $m^3$) bucket. The Komatsu WA-1200 with a 26 $yd^3$ (20 $m^3$) bucket will be used for secondary loading, rehandle and shovel support.

The productivities of the loading equipment were calculated with respect to the selected haul trucks and are shown in Table 16-54.

The tonnage distribution for loading, according to the type of material, was then allocated for the life of mine and divided by the yearly capacity for each period.

Table 16-54: Shovel and Loader Productivity Calculations

| Item | Unit | Rope Shovel | FEL |
|---|---|---|---|
| Bucket capacity | $m^3$ | 56 | 38 |
| Truck capacity | $m^3$ | 268 | 268 |
| Truck capacity | t | 360 | 360 |
| In-situ bulk density | $t/m^3$ | 2.45 | 2.45 |
| Bulk factor | % | 40 | 40 |
| Loose density | $t/m^3$ | 1.75 | 1.75 |
| Moisture (%) | % | 2 | 2 |
| Fill factor | % | 90.3 | 88.8 |
| Effective bucket capacity | $m^3$ | 50.6 | 33.7 |
| Wet/loose density | $t/m^3$ | 1.78 | 1.78 |
| Tonnes/pass | t | 90 | 60 |
| Theoretical passes (volume) | - | 5.3 | 8 |
| Theoretical passes (weight) | - | 4 | 6 |
| Actual passes | - | 4 | 6 |
| Truck load | $m^3$ | 202 | 202 |
| Truck load | t | 360 | 360 |
| Truck fill % (volume) | % | 75 | 75 |
| Truck fill % (weight) | % | 100 | 100 |
| Loader cycle time | sec | 33.6 | 45 |
| Loader spot time | sec | 66 | 60 |
| Load time per truck | sec | 200.4 | 330 |
| Maximum productivity | Trucks / adj. NOH | 18 | 10,9 |
| Maximum productivity | wmt / adj. NOH | 6,467 | 3,926 |
| Maximum productivity | wmt / GOH | 5,387 | 3.271 |
| Maximum productivity | dmt / GOH | 5,279 | 3,205 |
| Maximum productivity | wmt/a | 32,464,856 | 19,148,939 |
| Maximum productivity | wmt/d | 88,945 | 52,463 |
| Maximum productivity | dmt/a | 31,815,559 | 18,765,960 |
| Maximum productivity | dmt/d | 87,166 | 51,414 |

## Hauling

Using this information, the mine production plan, and haulage distances for each type of material were derived. Separate values were obtained for transport within and outside the pit (between the pit exit and the destination: primary or heap leach crusher, waste dumps or stockpile). The distances were split between ramp and horizontal transport. Average distances per year are shown in Figure 16-23.


Distancia Promedio
Distancia (km)
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Y-03
Y-02
Y-01
Y01
Y02
Y03
Y04
Y05
Y06
Y07
Y08
Y09
Y10
Y11
Y12
Y13
Y14
Y15
Y16
Y17
Distances - Loaded, Flat Bench
Distances - Loaded, Flat inPit
Distances - Loaded, Up InPit
Distances - Loaded, Down inPit
Distances - Loaded, Flat OutPit
Distances - Loaded, Up OutPit

**Figure 16-23: Super Pit Option – Estimated Distances**

Truck speeds were determined using information from suppliers, adjusted by correction factors to allow for slower velocities on the benches and at the dumps. Speeds used for calculations are shown in Table 16-55.

Table 16-55: Average Speeds (km/h) for Liebherr T282C and Komatsu 730 E

| Tram | Liebherr T 282C | Komatsu 730E |
|---|---|---|
| Loaded Uphill | 12.5 | 10 |
| Loaded Flat | 45 | 40 |
| Loaded Downhill | 27 | 20 |
| Empty Uphill | 27 | 15 |
| Empty Flat | 45 | 40 |
| Empty Downhill | 40 | 20 |

Truck performances are calculated for every loading unit and period of the production plan depending on the travel time are illustrated in Figure 16-24 and include other fixed times of the cycle, including loading according to the equipment used, dumping and maneuvering, amongst others.


Cycle time
Cycle time (min)
70
60
50
40
30
20
10
0

Figure 16-24: Super Pit Option – Travel Cycle Times for Each Origin-Destination

An example of a truck performance calculation is presented in Table 16-56.

Table 16-56: Haul Truck Loaded by Rope Shovel

| | Ore | Waste |
|---|---|---|
| Truck Capacity (tonnes) | 360 | 360 |
| Bucket Capacity ($m^3$) | 56 | 56 |
| Travel Time (min) | 27 | 24.6 |
| Loading time (min) | 2.24 | 2.24 |
| Dumping and spotting time (min) | 2.5 | 2 |
| Cycle Time (min) | 32.4 | 28.9 |
| Hourly instantaneous productivity (t/NOH) | 667 | 749 |
| Efficiency | 85% | 85% |
| Hourly productivity (t/op h) | 567 | 636 |
| Availability | 85% | 85% |
| Utilization | 83.40% | 83.40% |
| Hours/shift | 12 | 12 |
| Shifts/day | 2 | 2 |
| Yearly capacity ('000 t/yr) | 3,522 | 3,952 |

The number of trucks required is obtained by dividing the annual hauled material by the corresponding transport capacity of a truck, represented by the distribution of the hauled material to the different loading units.

**IPCC Open Pit Equipment**

**Equipment List – E & IPCC – Super Pit**

Table 16-57 illustrates the E & IPCC equipment fleet for the Super Pit versus time.

Table 16-57: Super Pit Option – IPCC Equipment Requirements

| Equipment ID | Description | Avg Cap. tph | Y-02 | Y-01 | Y01 | Y02 | Y03 | Y04 | Y05 | Y06 | Y07 | Y08 | Y09 | Y10 | Y11 | Y12 | Y13 | Y14 | Y15 | Y16 | Y17 | Y18 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| CR03 | Gyratory Crusher (CG880) | 10.5 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| CR04 | Gyratory Crusher (CG880) | 10.5 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| SCV-01C | Sacrificial Conveyor - Crusher 3 | 10.5 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| SCV-01D | Sacrificial Conveyor - Crusher 4 | 10.5 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| CV-02B | In Pit Conveyor 2 - North Dump Feed | 21 | 0 | 0 | 0 | 0 | 0 | 0 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| CV-011B | Transfer Conveyor 2 - North Dump Feed | 21 | 0 | 0 | 0 | 0 | 0 | 0 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| CV-03B | External Pit Conveyor - North Dump Feed | 21 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CV-04 | Overland Conveyor - North Dump Feed | 21 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| CV-05 | Overland Conveyor - North Dump Feed | 21 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| CV-06 | Dump Transfer Conveyor - North Dump Feed | 21 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CV-07 | Track Shiftable Conveyor - North Dump Feed | 21 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| CV-010 | Track Shiftable Conveyor - North Dump Feed | 21 | 0 | 0 | 0 | 1 | 1 | 1 | 1 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 1 | 1 | 1 | 1 | 1 | 1 |
| SP02 | 50/50 Spreader | 21 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| CR01 | Gyratory Crusher (CG880) | 10.5 | 0 | 0 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 0 | 0 | 0 | 0 | 0 | 0 |
| CR02 | Gyratory Crusher (CG880) | 10.5 | 0 | 0 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 0 | 0 | 0 | 0 | 0 | 0 |
| SCV-01A | Sacrificial Conveyor - Crusher 1 | 10.5 | 0 | 0 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 0 | 0 | 0 | 0 | 0 | 0 |
| SCV-01B | Sacrificial Conveyor - Crusher 2 | 10.5 | 0 | 0 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 0 | 0 | 0 | 0 | 0 | 0 |
| CV-02A | In Pit Conveyor 1 - West Dump Feed | 21 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1 | 1 | 1 | 1 | 1 | 0 | 0 | 0 | 0 | 0 | 0 |
| CV-011A | Transfer Conveyor 1 - West Dump | 21 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1 | 1 | 1 | 1 | 1 | 0 | 0 | 0 | 0 | 0 | 0 |
| CV-03A | External Pit Conveyor - West Dump Feed | 21 | 0 | 0 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CV-08 | Overland Conveyor - West Dump Feed | 21 | 0 | 0 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 0 | 0 | 0 | 0 | 0 | 0 |
| CV-09 | Track Shiftable Conveyor - West Dump | 21 | 0 | 0 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 0 | 0 | 0 | 0 | 0 | 0 |
| SP01 | 50/50 Spreader | 21 | 0 | 0 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 0 | 0 | 0 | 0 | 0 | 0 |

**Support and Auxiliary Equipment Requirements**

The support and ancillary equipment can be grouped broadly into two categories; the first is equipment used to support mining operations and the second to service and maintain the mining equipment fleet.

The major tasks to be completed by the equipment required to support the mining operation include the following:

- Waste rock storage facility maintenance
- Bench and road maintenance
- Ditch preparation and maintenance
- Drill pattern preparation / hole stemming
- Stockpile loading and rehandling
- General maintenance
- Overburden stripping and reclamation.
- The number of auxiliary equipment units is determined as a function of the number of units in the main loading and hauling fleet, and the total rock movement in the pit. The relations that will be applied are:
- One track dozer for each 2.5 pieces of loading equipment
- One wheel dozer for roads and cleaning around shovels
- Motorgraders are estimated according to the hauling road maintenance required per year
- Water trucks are estimated from the hauling roads in use per year.
- As IPCC has been planned for use in the project, the number of each ancillary equipment type is lower than it would be for a normal trucking operation. The reasons for this are:
- Lower kms of haul road in use for the project (less motorgraders and water truck requirements)
- No trucks on dumps (less dozers required for maintenance of dump crests, less water truck requirements)

- Against this reduction in "normal" ancillary equipment, the IPCC operation requires its own ancillary equipment fleet for assisting in relocations, cleanup, and associated maintenance work. Table 16-58 show the recommended fleet for the Super Pit, together with the anticipated operating hours per year.

**Table 16-58: Super Pit Option – IPCC Ancillary Fleet**

| Additional Equipment | # | CAPEX | Hrs / Yr | USD$/hr | Operator Maintain | Total Cost $/hr | Annual OpCost USD |
|---|---|---|---|---|---|---|---|
| Transporter | 0 | 4,000,000 | 250 | 156,0 | $ 6 | $ 162 | - |
| 220 t Hydraulic Mobile Crane | 1 | 1,250,000 | 1000 | 66,0 | $ 6 | $ 72 | 72 |
| 6 tonne TLB | 1 | 150 | 1000 | 34,0 | $ 6 | $ 40 | 40 |
| 1 x Bobcat | 1 | 40 | 700 | 36,0 | $ 6 | $ 42 | 29,4 |
| 1 x IT Loader | 0 | 385 | 700 | 41 | $ 6 | $ 47 | - |
| Maintenance Trucks (with hiab crane for belt splicing/lifting) | 1 | 165 | 2000 | 31 | $ 6 | $ 37 | 74 |
| Conveyor Side Lifting Truck/Trailer | 0 | 280 | 1200 | 31 | $ 6 | $ 37 | - |
| Rock Breaker (35t excavator) | 0 | 320 | 700 | 28,0 | $ 6 | $ 34 | - |
| D11 Dozers for Re-locations | 0 | On Site | 660 | 184,6 | $ 6 | $ 195 | - |
| D11 Dozer on dump with Spreader | 2 | On Site | 3760 | 184,6 | $ 6 | $ 195 | 1463643 |
| Truck & Lowboy | 1 | On Site | 250 | 60 | $ 6 | $ 35 | 8,75 |
| Belt reeler | 0 | 400 | 1000 | 28,0 | $ 6 | $ 34 | - |
| Cable reeler | 0 | 275 | 1000 | 28,0 | $ 6 | $ 34 | - |
| Light vehicles (supervisor, belt runners) | 2 | 90 | 1000 | 22,0 | $ 6 | $ 28 | 56 |
| Pipelayer Dozer (c/w rail lift head & counter weight) | 1 | 750 | 1000 | 81 | $ 6 | $ 87 | 87 |
| 660 t Terex Crawler Crane | 1 | 467,000 | 250 | 150 | $ 6 | $ 156 | 39 |
| TOTAL | | 7,202,000 | | | | | $ 1,870,000 |

## Mine Personnel

Four areas will report to the Mine Superintendent:

- Planning
- Mine Operations
- IPCC Operations
- Maintenance

Each of these areas will have three different categories:

- Technical Services: Personnel involved in the administration of the mine. Supervisors, dispatch and administration personnel are included into this group.
- Operators: Personnel to operate the mining equipment, including support equipment.
- Maintenance: Personnel for maintenance of the mine equipment.

The organization charts for the three options are shown in Figure 16-25.

Table 16-59 summarizes the expected mine personnel required for each option. The work schedule assumes production will operate 24 hours/day in two 12 hour shifts, for 7 days/week, 365 days/year. A 1-week-in / 1-week-out rotation will require a total of four crews on the payroll.

The personnel summary does not include senior management staff which is considered as part of the General and Administration (G&A) costs.



Figure 16-25: Super Pit Option – Mine Organization

Table 16-59: Super Pit Option – Mine Personnel

| Personnel Open Pit | Y-03 | Y-02 | Y-01 | Y01 | Y02 | Y03 | Y04 | Y05 | Y06 | Y07 | Y08 | Y09 | Y10 | Y11 | Y12 | Y13 | Y14 | Y15 | Y16 | Y17 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Technical services | 56 | 56 | 59 | 65 | 70 | 70 | 70 | 70 | 70 | 70 | 70 | 70 | 70 | 70 | 70 | 70 | 69 | 63 | 49 | 40 |
| Operators | 208 | 262 | 312 | 456 | 546 | 551 | 558 | 558 | 558 | 558 | 562 | 562 | 562 | 557 | 509 | 433 | 304 | 291 | 287 | 274 |
| Maintenance | | | | | 408 | 412 | 418 | 418 | 418 | 418 | 422 | 422 | 422 | 419 | 382 | 319 | 218 | 207 | 203 | 103 |
| IPCC | 43 | 43 | 56 | 56 | 56 | 56 | 56 | 56 | 56 | 56 | 56 | 56 | 56 | 46 | 38 | 38 | 18 | 18 | 18 | 18 |
| **Total** | **307** | **361** | **427** | **577** | **1080** | **1089** | **1102** | **1102** | **1102** | **1102** | **1110** | **1110** | **1110** | **1092** | **999** | **860** | **609** | **579** | **557** | **435** |

**Benchmarking**

Benchmarking of the main operational indices in the study was carried out against operating mines in Chile, Peru and Argentina. The compiled data corresponds mainly to 2010 (second semester) and the first semester of 2011.

Mines with the same type of equipment and where possible, at similar altitude were considered in the benchmark.

In addition to the results of the Super Pit option, the peer group operating costs were updated using current prices for fuel (1.00 US$/l) and power (150 US$/MWH), so the benchmarking can be fairly compared to the other mines. Mined material has also been included as reference.

Graphical results for total mine unit costs are shown in Figure 16-26:


Mine Costs Benchmark
US$/t
ktpd material
3
2,5
2
1,5
1
0,5
0
1200
1000
800
600
400
200
0
M01
M02
M03
M04
M05
M06
M07
M08
M09
M10
M11
M12
M13
Caspiche
Casp Current...
Average
Aver >250 ktpd
Aver >2500 masl
Aver Big Equipment
Costs
ktpd

**Figure 16-26: Mine Cost Benchmark**

Average cost for the operating mines is 2.03 US$/t compared with the 1.30 US$/t included in this Study. The Caspiche trucking number was 1.53 US$/t and the additional reduction was achieved by use of In-pit Crushing and Conveying (IPCC) for all waste. The original number compares favourably with another large PFS in the region completed in 2010. Average cost for mines using larger equipment (73 $yd^3$ rope shovels and trucks >300 t) is 2.14 US$/t. Average cost for mines operating above 2500 masl is 2.05 US$/t.

If current costs for power and fuel are included in the Caspiche estimate, the unit cost increases to 1.45 US$/t. Benefits of the in pit crusher for Caspiche are included in these results.

Comparison of the mine cost breakdown by unit operations is presented in Figure 16-27:



3
2,5
2
1,5
1
0,5
0
M01
M02
M03
M04
M05
M06
M07
M08
M09
M10
M11
M12
M13
Caspiche
Casp Current...
Average
Aver >250 ktpd
Aver >2500 masl
Total
Indirects
Ancillary
Hauling
Loading
Blasting
Drilling

**Figure 16-27: Mine Cost Benchmark (Unit Operations)**

Hauling represents the most relevant operation unit of the Caspiche mine cost. Hauling cost for Caspiche project includes 0.60 US$/t for haul trucks and 0,18 US$/t for waste in pit crushing and conveying

A compilation of loading and hauling data for high altitude mines (>3000 masl) is presented in the Figure 16-28. Actual operations and recent projects are compared with the Super Pit option results. The mines and projects are identified with their altitude.

Daily rock movement is also included as reference.


624 ktpd
883 ktpd
157 ktpd
701 ktpd
220 ktpd
472 ktpd
114 ktpd
366 ktpd
500 ktpd
369 ktpd
330 ktpd
222 ktpd
175 ktpd
Shovels
Trucks
Altitude msal
4800
4660
4500
4400
4200
4200
4100
4000
3800
3800
3600
3400
3000
M1
M2
M3
M4
M7
M8
M10
M11
M12
M13
M14
M15
M24
73 yd3 Sh
56 yd3 Sh
50 yd3 FEL
40 yd3 sh
31 yd3 FEL
< 30 yd3 FEL
220 t Tr
300 t Trucks
360 t Trucks
150 t trucks

Figure 16-28: Trucks and Shovel Fleet Benchmark

The highest projected production per day corresponds to Caspiche.

New projects included in the comparison are planning to use trucks over 300 t capacity. Operating mines are moving to 360 t trucks. 73 $yd^3$ rope shovels are widely used with all trucks over 300 t.


ktpd Total Material Mined
Average Distances (km)
4800
4660
4500
4400
4200
4200
4100
4000
3800
Caspiche
3600
3400
3000
Average
Aver Real Mines
Ktpd total minedmaterial
Average Hauling Dist

Figure 16-29: Mine Movement and Hauling Distance Fleet Benchmark

For the Caspiche project, Figure 16-29 illustrates that Caspiche has the minimum truck requirements of the peer group evaluated. The Caspiche project has the lowest distance of those operations and projects considered in the benchmarking, it represents the benefits of the inclusion of the in- pit crusher and conveying system.

The loading capacity has been represented in Figure 16-30 as the daily production (tonnes per day) divided by the total installed loading capacity ($yd^3$).



tpd/yd3
1400
1200
1000
800
600
400
200
0
892
789
1100
530
1084
1106
626
494
1078
1030
1000
1007
1151
962
943
4800
4660
4500
4400
4200
4200
4100
4000
3800
Caspiche
3600
3400
3000
Average
Aver Real Mines

Figure 16-30: Loading Capacity Benchmark

Caspiche capacity is over the average but still below several operating mines.

Figure 16-31 presents the hauling benchmark. Hauling capacity is expressed in tonnes per day-km divided by the installed truck capacity.



tpd-km/t truck capacity
0,25
0,20
0,15
0,10
0,05
-
4800
4660
4500
4400
4200
4200
4100
4000
3800
Caspiche
3600
3400
3000
Average
Aver Real Mines

Figure 16-31: Hauling Capacity Benchmark

The Caspiche operation estimates are similar to average truck usage and is within the overall range of operations.

Finally, Figure 16-32 illustrates the installed truck capacity against installed loading capacity.


Installed truck cpty/Installed shovel capac (t/yd3)
45
40
35
30
25
20
15
10
5
0
24
28
37
42
39
30
29
20
34
27
36
37
34
32
33
4800
4660
4500
4400
4200
4200
4100
4000
3800
Caspiche
3600
3400
3000
Average
Aver Real Mines

Figure 16-32: Hauling Capacity Benchmark

The comparisons indicate Caspiche Super Pit option has used indices within the ranges of achievable results.

The Caspiche Super Pit option has been designed with the objective of being below world best practice but somewhat higher than standard Chilean productivities. Higher productivities of hauling and loading, a good pit design including in-pit crushing and conveying, and mine scheduling have been focused to achieve a higher efficiency, high productivity and low cost.

In summary, the average cost for the benchmark compared is 2.03 US$/t compared with 1.30 US$/t using the IPCC system. When fuel and energy prices are updated to the value used by operating mines, Caspiche is 29 % below the average unit cost. The reasons for this are natural variation between the operating sizes of the mines – Caspiche has very high daily material movement and hence lower fixed costs per tonne moved.

The use of In-pit Crushing and Conveying (IPCC) for some 75 % of all material movement at considerably lower unit cost, reducing the average truck haulage distance from 6.0 to 3,2 km and contributinh 0.34 US$/t to the 0.73 US$/t lower cost; and

Productivity values which are in line with or lower than global standards.